Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

EXETER RESOURCE CORPORATION

TO BE HELD ON MARCH 11, 2010

AND

INFORMATION CIRCULAR WITH RESPECT TO A PROPOSED

PLAN OF ARRANGEMENT INVOLVING EXETER RESOURCE CORPORATION,

ITS SHAREHOLDERS AND EXTORRE GOLD MINES LIMITED

Dated February 6, 2010

February 6, 2010

Dear Shareholders,

The directors of Exeter Resource Corporation (the “Company”) cordially invite you to attend the special meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”) to be held at AXA Place, Suite 1260, 999 West Hastings Street, Vancouver, British Columbia V6C 2W2, at 3:00 p.m. (Vancouver time) on March 11, 2010.

At the Meeting, Shareholders will be asked to pass a special resolution approving a statutory plan of arrangement (the “Arrangement”). The Arrangement involves, among other things, the distribution of common shares (the “Newco Common Shares”) of Extorre Gold Mines Limited (“Newco”), being an entity recently incorporated by the Company, to our Shareholders such that on the effective date of the Arrangement, each Shareholder will hold one new common share of the Company and one Newco Common Share for each common share of the Company held on the effective date of the Arrangement.

Upon completion of the Arrangement, Newco will hold all of the Company’s interest in our Cerro Moro and Don Sixto properties, located in Argentina, and will focus on the development of the Cerro Moro project. Meanwhile, the Company will continue to hold and focus on the development of our Caspiche project, located in northern Chile. Detailed information in respect of matters contemplated by the Arrangement is set out in the attached Information Circular and documents incorporated by reference therein. You should carefully consider all of the information in the Information Circular and consult your financial, legal or other professional advisors if you require assistance.

The board of directors of the Company has unanimously approved the Arrangement and recommends that Shareholders vote in favour of the special resolution approving the Arrangement.

To be effective, the Arrangement must be approved by a special resolution passed by at least two-thirds of the votes cast by holders of issued and outstanding common shares of the Company present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each common share held. The officers and directors of the Company, holding in the aggregate approximately 7.4% of the issued and outstanding common shares, have indicated their support for the Arrangement.

Your vote is important regardless of the number of common shares of the Company that you own. If you are a registered holder of common shares, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy by no later than 3:00 p.m. (Vancouver time) on March 9, 2010, to ensure that your shares are voted at the meeting in accordance with your instructions, whether or not you are able to attend in person. If you hold your shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your shares.

We would like to thank all Shareholders for their support as we proceed with this important step towards the advancement of our projects.

Sincerely,

“Yale R. Simpson”
Yale R. Simpson
Chairman of the Board of Directors

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the “Meeting”) of the shareholders of Exeter Resource Corporation (the “Company”) will be held at AXA Place, Suite 1260, 999 West Hastings Street, Vancouver, British Columbia V6C 2W2, at 3:00 p.m. (Vancouver time) on March 11, 2010, for the following purposes:

1.	to consider and, if appropriate, to pass a special resolution (the “Arrangement Resolution”), the full text of which is attached as Schedule “A” to the accompanying Information Circular, approving an arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) among the Company, its shareholders and Extorre Gold Mines Limited (“Newco”), which will involve, among other things, certain exchanges of securities resulting in common shares of Newco being distributed to shareholders of the Company;

2.	to consider and, if thought fit, to approve certain amendments to the Company’s stock option plan;

3.	to consider and, if thought fit, to approve and ratify a stock option plan for Newco; and

4.	to transact such further or other business, including without limitation such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting and any adjournments thereof.

Pursuant to an the Interim Order of the Supreme Court of British Columbia and the BCBCA, registered holders of common shares of the Company have the right to dissent in respect of the Arrangement Resolution. The dissent rights are described in the accompanying Information Circular. Failure to strictly comply with the requirements set forth in the plan of arrangement and sections 237 to 247 of the BCBCA may result in the loss or unavailability of any right of dissent.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of Proxy.

Only shareholders of record at the close of business on January 27, 2010 will be entitled to receive notice of and vote at the Meeting or any adjournment thereof. Registered shareholders unable to attend the Meeting are requested to date, sign and return the accompanying form of Proxy in accordance with the instructions set out in the form of Proxy.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

DATED at Vancouver, British Columbia, as of this 6th day of February, 2010.

By Order of the Board

“Yale R. Simpson”
Yale R. Simpson
Chairman of the Board of Directors

SCHEDULE “A”	Arrangement Resolution
SCHEDULE “B”	Plan of Arrangement
SCHEDULE “C”	Arrangement Agreement
SCHEDULE “D”	Interim Order
SCHEDULE “E”	Notice of Application for Final Order
SCHEDULE “F”	Newco Financial Statements
SCHEDULE “G”	Pro Forma and Carve-Out Financial Statements
SCHEDULE “H”	Information Concerning the Company Post- Arrangement
SCHEDULE “I”	Information Concerning Newco Post-Arrangement
SCHEDULE “J”	Amended Option Plan
SCHEDULE “K”	Newco Option Plan
SCHEDULE “L”	Sections 237 – 247 of the BCBCA
SCHEDULE “M”	Glossary of Technical Terms
SCHEDULE “N”	Newco Audit Committee Charter

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SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in the Information Circular, including the Schedules hereto. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein. Unless otherwise indicated, all currency amounts are stated in Canadian dollars. The information contained herein is as of February 6, 2010 unless otherwise indicated.

Capitalized terms used in this Summary are defined in the “Glossary of Terms” or elsewhere in the Information Circular.

THE MEETING

Time, Date, and Place of Meeting

The Meeting will be held on March 11, 2010 at AXA Place, Suite 1260, 999 West Hastings Street, Vancouver, British Columbia V6C 2W2, at 3:00 p.m. (Vancouver time).

The Record Date for the Purposes of the Meeting

The date set by the Company for determining Shareholders entitled to receive notice of and vote at the Meeting is January 27, 2010.

Purpose of the Meeting

At the Meeting, Shareholders will be asked to approve the Arrangement Resolution. Shareholders will also be asked to approve certain amendments to the Company’s stock option plan.

Votes Required for the Arrangement

The Arrangement Resolution requires the affirmative vote of not less than two-thirds of the votes of Shareholders voting in person or by proxy at the Meeting.

PARTICULARS OF THE MATTERS TO BE ACTED UPON: THE ARRANGEMENT

The Arrangement will occur by statutory plan of arrangement under section 288 of the BCBCA involving the Company, the Shareholders and Newco. The principal features of the Arrangement are summarized below, and the following is qualified in its entirety by reference to the full text of the Arrangement Agreement.

Background to the Arrangement

In 2009, management of the Company undertook a strategic review of the alternatives available to improve the identification and valuation of the Company’s key assets and thereby maximize shareholder value. Based on this review, management determined that it would be in the best interest of the Company to separate the Company’s assets in Argentina and Chile into two separate companies, to enable the market to more accurately reflect the value of each of the Company’s main mineral property assets of Caspiche in Chile and Cerro Moro in Argentina.

On December 21, 2009, the Company incorporated Newco. On February 5, 2010, the Company and Newco entered into the Arrangement Agreement.

See “Particulars of Matters to be Acted Upon: The Arrangement – Background to the Arrangement”.

Effect of the Arrangement

As a result of the Arrangement, Shareholders (other than Dissenting Shareholders) will hold one New Common Share and one Newco Common Share for each Common Share held at the close of business on the Arrangement Record Date which date will also serve as the Effective Date of the Arrangement.

Upon completion of the Arrangement, Newco will hold all of the Company’s interest in the Argentinean Properties and will focus on the development of the Cerro Moro project. Meanwhile, the Company will continue to hold and focus on the development of the Company’s Caspiche project in northern Chile.

See “Particulars of Matters to be Acted Upon: The Arrangement – Effect of the Arrangement”.

Principal Steps of the Arrangement

Pursuant to the Arrangement, and on the Effective Date of the Arrangement, the following shall occur and be deemed to occur in the following order without any further act or formality:

(a)	the Common Shares held by Dissenting Shareholders shall be deemed to have been transferred to the Company and the Dissenting Shareholders shall cease to have any rights as shareholders of the Company other than the right to be paid the fair value of their Common Shares in accordance with Article 4 of the Plan of Arrangement;

(b)	the notice of articles and articles of the Company shall be amended to:

(i)	change the designation of the existing “common shares” to “Class A Shares” and to change the rights, privileges, restrictions and conditions attached thereto, whether issued or unissued, so that the rights, privileges, restrictions and conditions attached thereto shall be as set out in Appendix 1 attached to the Plan of Arrangement;

(ii)	create a new class of shares designated as “common shares” (being the New Common Shares), in an unlimited number, having the rights, privileges, restrictions and conditions set out in Appendix 1 attached to the Plan of Arrangement; and

(iii)	create a new class of shares designated as “Class B Shares”, in an unlimited number, having the rights, privilege, restrictions and conditions set out in Appendix 1 attached to the Plan of Arrangement;

(c)	the Company’s central securities register for the “common shares” shall be redesignated as the central securities register for the renamed and redesignated “Class A Shares”;

(d)	each Class A Share issued and outstanding on the Effective Date (other than shares held by Dissenting Shareholders) will be deemed to be exchanged (without any action on the part of the holder of the Class A Shares) for one New Common Share and one Class B Share.

No other consideration will be received by any holder of the Class A Shares. The Company will not file a joint election under subsection 85(1) of the Tax Act with any holder of Class A Shares in respect of this share exchange.

The aggregate stated capital of the New Common Shares and Class B Shares will not exceed the paid-up capital of the Class A Shares immediately before the exchange and will be determined based on the proportion that the fair market value of the New Common Shares or the Class B Shares, as the case may be, is of the fair market value of all New Common Shares and Class B Shares issued on the exchange.

Each Shareholder shall be deemed to cease to be the holder of the Class A Shares so exchanged, shall cease to have any rights with respect to such Class A Shares and shall be deemed to be the holder of the number of New Common Shares and Class B Shares issued to such Shareholder. The name of such Shareholder shall be removed from the central securities register for Class A Shares in respect of the Class A Shares so exchanged and shall be added to the central securities register of the New Common Shares and the Class B Shares, respectively, so issued to such Shareholder; each holder of the Class A Shares thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such shares as described above;

(e)	the Class A Shares, which were exchanged for the New Common Shares and the Class B Shares, shall be cancelled and the appropriate entry shall be made in the Company’s central securities registry;

(f)	each Optionholder shall be granted a Newco Option for every Option held thereby in anticipation of the Newco Option Commitment contemplated in paragraph (i) below. Each holder of a Newco Option will be entitled to receive, upon exercise of the Newco Option, that number of Newco Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Option immediately prior to the Effective Time, at the Adjusted Exercise Price. Furthermore, each outstanding Option shall be adjusted such that the holder will be entitled to receive, upon exercise of the Option, that number of New Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the Option immediately prior to the Effective Time, at the Adjusted Exercise Price;

(g)	each Warrantholder shall be granted a Newco Warrant for every Warrant held thereby. Each holder of a Newco Warrant will be entitled to receive, upon exercise of the Newco Warrant, that number of Newco Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Warrant immediately prior to the Effective Time, at the Adjusted Exercise Price. Furthermore, each Warrantholder shall be granted a New Warrant in exchange for each Warrant held thereby, each New Warrant entitling the holder to receive, upon exercise of the New Warrant, that number of New Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Warrant immediately prior to the Effective Time, at the Adjusted Exercise Price. Save and except as otherwise agreed to by the Company and the Warrantholders, the term to expiry, conditions to and manner of exercising, the status under applicable laws, and all other terms and conditions of the New Warrants and the Newco Warrants will otherwise be unchanged from those contained in or otherwise applicable to the related Warrant;

(h)	each holder of Class B Shares will be deemed to transfer, with good and marketable title free and clear of all encumbrances, all such shares to Newco and shall cease to have any rights with respect to such Class B Shares. As consideration for the Class B Shares transferred to it, Newco will issue to each such holder, one Newco Common Share for each Class B Share exchanged by it. Each holder of the Class B Shares thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such shares as described above. Newco will not file a joint election under subsection 85(1) of the Tax Act with any holder of Class B Shares in respect of this share transfer.

The stated capital account maintained in respect of the Newco Common Shares shall be increased by an amount equal to the paid-up capital of the transferred Class B Shares. In connection with such sale and transfer, each holder of Class B Shares so sold and transferred shall be deemed to cease to be the holder of the Class B Shares so sold and transferred and shall become the holder of the number of Newco Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of the Class B Shares in respect of the Class B Shares so sold and transferred and shall be added to the central securities register of Newco as the holder of the number of the Newco Common Shares so issued to such holder, and Newco shall be and shall be deemed to be the transferee of the Class B Shares so transferred and the name of Newco shall be entered in the central securities register of the Class B Shares so sold and transferred to Newco;

(i)	the Company will be deemed to have sold and transferred the Transferred Assets to Newco in consideration for the Newco Option Commitment and the issuance by Newco of the Newco Preferred Share having a fair market value equal to the fair market value of the Transferred Assets net of the fair market value of the Newco Option Commitment at the moment of transfer. The Company shall be added to the central securities register of Newco in respect of the Newco Preferred Share so issued. The Company shall take all such actions and deliver all such documents as may be required to convey title to the Transferred Assets to Newco.

The Company will jointly elect with Newco, in prescribed form and within the time referred to in subsection 85(6) of the Tax Act to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of the Transferred Assets by the Company to Newco. The agreed amount in respect of such transfer will be an amount that will not exceed the fair market value of the Transferred Assets so transferred by the Company and not less than the Company’s cost of the Transferred Assets under the Tax Act.

The addition to the stated capital in respect of the Newco Preferred Share issued by Newco as consideration of the transfer of the Transferred Assets will be the aggregate of the agreed amount under subsection 85(1) in respect of such transfer, less the fair market value of the Newco Option Commitment;

(j)	the Company will purchase for cancellation the Class B Shares held by Newco in consideration for the issuance by the Company to Newco of the Company Note having a principal amount and fair market value equal to the aggregate fair market value of the Class B Shares purchased for cancellation. The repurchased Class B Shares shall be cancelled and the appropriate entry made on the central securities register for the Class B Shares;

(k)	Newco will redeem the Newco Preferred Share held by the Company in consideration for the issuance by Newco to the Company of the Newco Note having a principal amount and fair market value equal to the aggregate fair market value of the Newco Preferred Share so redeemed. The redeemed Newco Preferred Share shall be cancelled and the appropriate entry made on the central securities register for the Newco Preferred Share;

(l)	the Company will pay the principal amount of the Company Note by transferring to Newco the Newco Note which will be accepted by Newco as full payment, satisfaction and discharge of Company’s obligation under the Company Note and simultaneously, Newco will pay the principal amount of the Newco Note by transferring to the Company the Company Note which will be accepted by the Company as full payment, satisfaction and discharge of Newco’s obligation under the Newco Note. The Company Note and the Newco Note will both thereupon be cancelled;

(m)	Newco shall, pursuant to subsection 89(1) of the Tax Act, elect in its return of income for its first taxation year to have been a public corporation from the beginning of such year; and

(n)	the Company’s notice of articles and articles shall be amended to:

(i)	cancel the class of shares designated as “Class A Shares”, none of which will be issued and outstanding at such time in accordance with the Plan of Arrangement;

(ii)	cancel the class of shares designated as “Class B Shares”, none of which will be issued and outstanding at such time in accordance with the Plan of Arrangement;

(iii)	delete the rights, privileges, restrictions and conditions attached to the New Common Shares as set in Appendix 1 attached to the Plan of Arrangement, whether issued or unissued;

(o)	those persons listed in Appendix 2 to the Plan of Arrangement will be added as directors of Newco; and

(p)	the By-laws of Newco will be the By-laws set out in Appendix 3 to this Plan of Arrangement.

The board of directors of the Company may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

See “Particulars of Matters to be Acted Upon: The Arrangement – Principal Steps of the Arrangement”.

Net Fair Market Value of the Transferred Assets and Working Capital to be Transferred

As of the date of this Information Circular, the board of directors of the Company has determined that the fair market value of the assets of the Company is $660 million and the net fair market value of the Transferred Assets is $150 million. Under the Arrangement, Newco expects to receive $25 million in additional working capital from the Company, which is included in the net fair market value of the Transferred Assets above. On the Effective Date, the board of directors of the Company may adjust such determinations, if necessary based on their assessment of the net fair market value of the Transferred Assets on the Effective Date and based on the relative working capital needs of the Cerro Moro project and the Caspiche project at that time.

See “Particulars of Matters to be Acted Upon: The Arrangement – Net Fair Market Value of the Transferred Assets and Working Capital to be Transferred”.

Reasons for the Arrangement

The board of directors of the Company believes that the Arrangement is in the best interests of the Company for the following reasons:

(a)	the Arrangement is expected to improve the market’s identification and valuation of the Company’s mineral properties;

(b)	the Arrangement is expected to enhance the ability of each of the Company and Newco to pursue its independent corporate objectives and strategies, with a view to maximizing shareholder value. In particular, the Arrangement will allow Newco to focus on the development of the Cerro Moro project;

(c)	the creation of two separate companies dedicated to the pursuit of their respective businesses will provide Shareholders with additional investment flexibility, as they will hold a direct interest in two companies, each of which is focused on different objectives;

(d)	the potential for Shareholders to benefit from diversifying their existing shareholdings into two companies, each of which is valued differently based on various factors unique to each business, including, most significantly, commodity prices;

(e)	the procedures by which the Arrangement is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing at which fairness to the Company’s securityholders will be considered;

(f)	the availability of rights of dissent to Shareholders with respect to the Arrangement; and

(g)	the expected tax treatment of the Company and the Shareholders under the Arrangement.

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See “Particulars of Matters to be Acted Upon: The Arrangement – Reasons for the Arrangement” in the Information Circular.

Recommendation of the Directors

The board of directors of the Company has unanimously approved the Arrangement and recommends that the Shareholders vote in favour of the Arrangement Resolution. See “Particulars of Matters to be Acted Upon: The Arrangement – Recommendation of the Directors”.

The officers and directors of the Company, holding in the aggregate approximately 7.4% of the issued and outstanding Common Shares, have indicated their support for the Arrangement.

Conditions to the Arrangement Becoming Effective

The Arrangement Agreement provides that the respective obligations of each party thereto to complete the transactions contemplated by the Arrangement Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions, none of which may be waived unilaterally by any party in whole or in part:

(a)	the Arrangement Resolution, with or without amendment, shall have been passed at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to the Company and Newco;

(c)	the TSX, or such other recognized stock exchange acceptable to Newco, shall have conditionally approved the listing of the Newco Common Shares issuable under the Arrangement, subject to compliance with the requirements of the TSX or such other stock exchange;

(d)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

(e)	all material regulatory requirements shall have been complied with and all other material consents, agreements, orders and approvals, including regulatory and judicial approvals and orders, necessary for the completion of the transactions provided for in the Arrangement Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances; and

(f)	Dissent Rights shall not have been exercised prior to the Effective Date by holders of 0.5% or more of the Common Shares.

See “Particulars of Other Matters to be Acted Upon: The Arrangement – Arrangement Agreement – Conditions to the Arrangement Becoming Effective” in the Information Circular.

Court Approval of the Arrangement

Under the BCBCA, the Company is required to obtain the approval of the Court to the calling of the Meeting and to the Arrangement. On February 8, 2010, prior to the mailing of the material in respect of the Meeting, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Schedule “D” to the Information Circular. A copy of the Notice of Application for Final Order approving the Arrangement is attached as Schedule “E” to the Information Circular.

The Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m. (Vancouver time) on March 12, 2010, or as soon thereafter as the Court may direct or counsel for the Company may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. Shareholders, and other securityholders of the Company, who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, Shareholders and other securityholders of the Company, who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the BCBCA, the Company has been advised by counsel that the Court will consider, among other things, the fairness of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective.

The Court will be advised prior to the application for the Final Order that the Court’s determination that the Arrangement is fair will form the basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Newco Securities and the securities of the Company to be issued pursuant to the Arrangement. See “Securities Laws Considerations – United States Federal Securities Laws” for additional information.

See “Particulars of Matters to be Acted Upon: The Arrangement – Conduct of Meeting and Other Approvals – Court Approval of the Arrangement” in the Information Circular.

Stock Exchange Approvals

The TSX has accepted the Arrangement on the basis that the Company will continue to meet the minimum listing requirements following completion of the Arrangement. The Company has made application to the NYSE-Amex for the continued listing of the New Common Shares in substitution for the Common Shares on the NYSE-Amex. The approval of the FSE of the continued listing of the New Common Shares on the FSE, in substitution for the Common Shares immediately upon completion of the Arrangement, is not required. There can, however, be no assurance as to whether the Company will be able to maintain the listing of the New Common Shares on the TSX, NYSE-Amex and FSE.

Currently, there is no market for the Newco Common Shares. It is a condition precedent to the completion of the Arrangement that the Newco Common Shares be conditionally approved for listing on the TSX or such other recognized stock exchange acceptable to Newco. An application has been made to have the Newco Common Shares listed on the TSX. Listing will be subject to Newco meeting the original listing requirements of the TSX, receiving approval of the TSX and meeting all conditions of listing imposed by the TSX. There can, however, be no assurance as to if, or when, the Newco Common Shares will be listed for trading on the TSX.

See “Particulars of Matters to be Acted Upon: The Arrangement – Conduct of Meeting and Other Approvals – Stock Exchange Approvals” in the Information Circular.

Dissent Rights

Shareholders have the right to dissent to the Arrangement. Dissenting Shareholders who strictly comply with the provisions of the Interim Order, the BCBCA and the Plan of Arrangement are entitled to be paid the fair value of their Common Shares by the Company. The Dissent Rights applicable to the Arrangement are summarized under the heading “Shareholders’ Rights of Dissent to the Arrangement”.

Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.

Share Certificates

Upon receipt of the Final Order, the Company will announce by news release the proposed Effective Date of the Arrangement which will also serve as the record date for the purposes of determining which Shareholders are entitled to receive Newco Common Shares pursuant to the Arrangement (the “Arrangement Record Date”).

As soon as practicable after the Arrangement Record Date, Newco shall cause to be issued to the registered holders of Newco Common Shares at the close of business on the Arrangement Record Date, share certificates representing the number of the Newco Common Shares to which such holders are entitled following the Arrangement Record Date and shall cause such certificates to be delivered or mailed to such holders.

No new share certificates shall be issued with respect to the New Common Shares of the Company issued in connection with the Arrangement. Rather, after the Effective Date, share certificates representing, on their face, Common Shares of the Company shall for all purposes be deemed to be share certificates representing New Common Shares.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

Shareholders and Optionholders Resident in Canada

A Shareholder will realize neither a capital gain nor a capital loss on the exchange of each of their Common Shares for one New Common Share and one Class B Share. Each Shareholder will be deemed to have disposed of their Common Shares for proceeds equal to their adjusted cost base of the shares. The cost of the New Common Shares and the Class B Shares received by the Shareholder will be equal, in the aggregate, to the adjusted cost base of the Common Shares exchanged by the Shareholder. The Shareholder will be required to apportion such cost between the New Common Shares and the Class B Shares in accordance with their proportionate fair market values immediately after the exchange.

On the exchange of Class B Shares for Newco Common Shares, a Shareholder will be deemed to have disposed of their Class B Shares for proceeds of disposition equal to the adjusted cost base of the shares to the Shareholder immediately before the exchange, and to have acquired the Newco Common Shares at a cost equal to such aggregate adjusted cost base, unless the Shareholder chooses to include any portion of the capital gain or capital loss otherwise arising on such disposition in computing their taxable income for the year.

An Optionholder will not recognize any taxable income or loss as a result of the adjustment to the exercise price of their options provided that, as is intended, the repricing of the options provides no immediate increase in the net benefit associated with the options.

Non-Resident Shareholders

Provided the Common Shares are not “taxable Canadian property” under the Tax Act to a Non-Resident Shareholder, the exchange of Common Shares for the New Common Shares and the Class B Shares, and the exchange of the Class B Shares for Newco Common Shares will not give rise to any Canadian tax consequences to the Non-Resident Shareholder.

The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders and Optionholders should review the information in the Information Circular under “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”, which qualifies the summary set forth above. All Shareholders and Optionholders are urged to consult their own tax advisors with respect to the tax consequences arising to them under the Arrangement, having regard to their own particular circumstances.

Certain United States Federal Income Tax Considerations

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. This summary assumes that the various steps that compose the Arrangement will properly be treated, under the step-transaction doctrine or otherwise, as a distribution of Newco Common Shares to Shareholders under Section 301 of the Code following the transfer of the Transferred Assets to

Newco in exchange for the Newco Common Shares. In addition, the U.S. federal income tax consequences of the Arrangement will depend on the Company’s status a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”). The Company believes it was a PFIC for prior taxable years, and based on current business plans and financial projections, the Company expects to be a PFIC for the taxable year in which the Arrangement occurs. The effect of the PFIC rules on a U.S. Holder receiving Newco Common Shares pursuant to the Arrangement will depend on the Company’s status as a PFIC, and whether such U.S. Holder has made a timely and effective election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A more detailed discussion of the U.S. federal income tax consequences of the Arrangement is contained below under the heading “Certain United States Federal Income Tax Considerations,” and this paragraph is qualified in its entirety by such discussion. There can be no assurance that the IRS will not challenge this characterization of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment and U.S. federal income tax consequences of the Arrangement.

See “Income Tax Considerations – Certain United States Federal Income Tax Considerations” in the Information Circular.

ELIGIBILITY FOR INVESTMENT

Provided that the New Common Shares are listed on a designated stock exchange as defined in the Tax Act (which currently includes the TSX), the New Common Shares would, if issued on the date hereof, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (“TFSA”) under the Tax Act (collectively, the “Registered Plans”). Notwithstanding the foregoing, a Shareholder that is a TFSA will be subject to a penalty tax under the Tax Act if the Shareholder does not deal at arm’s length (within the meaning of the Tax Act) with the Company or if the Shareholder has a significant interest in the Company or in any other company, trust or partnership with which the Company does not deal at arm’s length. Generally, a Shareholder will have a significant interest in a company if the Shareholder, together with persons with whom the Shareholder does not deal at arm’s length, directly or indirectly owns 10% or more of the issued shares of any class of the capital stock of the company or a company related to the company, within the meaning of the Tax Act.

SECURITIES LAW CONSIDERATIONS

The following discussion is only a general overview of the requirements of Canadian and United States federal securities laws for the resale of the New Common Shares and Newco Common Shares. Holders of New Common Shares or Newco Common Shares should seek legal advice prior to any resale of such securities to ensure the resale is made in compliance with the requirements of applicable securities legislation.

Canadian Securities Laws

The issuance pursuant to the Arrangement of the New Common Shares and the Newco Common Shares, as well as all other issuances, trades and exchanges of securities under the Arrangement, will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable Canadian provincial securities legislation or, where required, exemption orders or rulings from various securities regulatory authorities in the provinces and territories of Canada where Shareholders are resident. The Company is currently a “reporting issuer” under the applicable securities legislation in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick. Under National Instrument 45-102 – Resale of Securities (and if required, orders and rulings from various securities regulatory authorities in the provinces and territories of Canada where Shareholders are resident), the New Common Shares and Newco Common Shares received by Shareholders pursuant to the Arrangement may be resold through registered dealers in Canadian provinces or territories without any “hold period” restriction (provided that no unusual effort is made to prepare the market or create a demand for these securities, no extraordinary commission or consideration is paid in respect of the sale and, if the seller is an insider or officer of the issuer, the seller has no reasonable grounds to believe that the issuer is in default of securities legislation). Resales of New Common Shares and Newco Common Shares will, however, be subject to resale restrictions where the sale is made from the holdings of any person or combination of persons holding a sufficient number of New Common Shares or Newco Common Shares, as the case may be, to affect materially the control of the Company or Newco, respectively.

See “Securities Law Considerations – Canadian Securities Laws” in the Information Circular.

United States Federal Securities Laws

The New Common Shares, the New Warrants and the Newco Securities to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and the issuance will be effected in reliance upon the exemption from registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions provided under the securities laws of each state of the United States.

The New Common Shares, New Warrants, Newco Common Shares and Newco Warrants issuable pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” of the Company or Newco, as applicable, after the Effective Date or were affiliates of the Company or Newco, as applicable, within 90 days prior to the Effective Date. Any resale of such New Common Shares, New Warrants, Newco Common Shares or Newco Warrants by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such New Common Shares, New Warrants, Newco Common Shares or Newco Warrants outside the United States without registration under the U.S. Securities Act pursuant to Regulation S thereunder. If available, such affiliates (and former affiliates) may also resell such New Common Shares, New Warrants, Newco Common Shares or Newco Warrants pursuant to Rule 144 under the U.S. Securities Act.

The foregoing discussion is only a general overview of the requirements under the U.S. Securities Act for the resale of the New Common Shares, New Warrants, Newco Common Shares and Newco Warrants. Holders of New Common Shares, New Warrants, Newco Common Shares and Newco Warrants are urged to seek legal advice prior to any resale of such securities to ensure that the resale is made in compliance with the requirements of applicable securities legislation. Certain resales of securities acquired pursuant to the Arrangement may be required to be made through properly registered securities dealers.

See “Securities Law Considerations – United States Federal Securities Laws” in the Information Circular.

RISK FACTORS

In evaluating the Arrangement, you should carefully consider, in addition to the other information contained and incorporated by reference in this Information Circular, the risks and uncertainties described in the Information Circular under “Risk Factors to the Arrangement” before deciding to vote in favour of the Arrangement. In addition to the risk factors relating to the Arrangement, the Shareholders should also carefully consider the risk factors relating to the Company’s business and Newco’s business following the Arrangement as described under “Risk Factors” in Schedule “H” and Schedule “I”, respectively, which risk factors should be considered in conjunction with the other information included in this Information Circular and the documents incorporated by reference (including the Company’s Annual Information Form for the year ended December 31, 2008). While this Information Circular has described the risks and uncertainties that management of the Company believes to be material to the Company’s and Newco’s business, and therefore the value of their common shares, it is possible that other risks and uncertainties affecting the Company’s and/or Newco’s business will arise or become material in the future.

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PARTICULARS OF THE MATTERS TO BE ACTED UPON

Amendments to the Company’s Stock Option Plan

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve certain amendments to the Company’s stock option plan. See “Particulars of Other Matters to be Acted Upon – Amendments to the Company’s Stock Option Plan”.

Approval of Newco’s Stock Option Plan

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve the Newco Option Plan for use by Newco following the Arrangement. See “Particulars of Other Matters to be Acted Upon – Approval of Newco’s Stock Option Plan”.

INFORMATION CONCERNING THE COMPANY AND NEWCO POST-ARRANGEMENT

The Company, a company organized pursuant to the BCBCA, is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick. The Common Shares are currently listed for trading on the TSX, NYSE-Amex and FSE. Schedule “H” to the Information Circular describes the proposed business of the Company, post-Arrangement, and should be read together with the financial statements of the Company and other documents incorporated by reference herein. See “Documents Incorporated by Reference” in the Information Circular.

Newco is an entity incorporated by the Company pursuant to the CBCA for the purpose of the Arrangement. Schedule “I” of the Information Circular describes the proposed business of Newco, post-Arrangement, and should be read together with the financial statements of Newco contained in Schedule “F” to the Information Circular and the pro forma and carve-out financial statements contained in Schedule “G” to the Information Circular.

GLOSSARY OF TERMS

In this Information Circular, the following capitalized terms shall have the following meanings, in addition to other terms defined elsewhere in this Information Circular. A glossary of technical terms is attached to this Information Circular as Schedule “M”.

“Adjusted Exercise Price” means:

(a)	in the case of the Options, the exercise price applicable thereto by multiplying the exercise price of the Option immediately prior to the Effective Time by the fraction A/B where:

(A)	is the volume weighted average trading price of the New Common Shares for the first five trading days preceding the Adjustment Measurement Date; and

(B)	is the volume weighted average trading price of the New Common Shares plus the volume weighted average trading price of the Newco Common Shares for the five trading days preceding the Adjustment Measurement Date, or such other price as the TSX may require.

(b)	in the case of the Newco Options, the exercise price applicable thereto by multiplying the exercise price of the related Option immediately prior to the Effective Time by the fraction A/B where:

(A)	is the volume weighted average trading price of the Newco Common Shares for the five trading days preceding the Adjustment Measurement Date; and

(B)	is the volume weighted average trading price of the Newco Common Shares plus the volume weighted average trading price of the New Common Shares for the five trading days preceding the Adjustment Measurement Date, or such other price as the TSX may require

(c)	in the case of the New Warrants, the exercise price applicable thereto by multiplying the exercise price of the related Warrant immediately prior to the Effective Time by the fraction A/B where:

(A)	is the volume weighted average trading price of the New Common Shares for the first five trading days preceding the Adjustment Measurement Date; and

(B)	is the volume weighted average trading price of the New Common Shares plus the volume weighted average trading price of the Newco Common Shares for the five trading days preceding the Adjustment Measurement Date.

or such other price as the TSX may require

(d)	in the case of the Newco Warrants, the exercise price applicable thereto by multiplying the exercise price of the related Warrant immediately prior to the Effective Time by the fraction A/B where:

(A)	is the volume weighted average trading price of the Newco Common Shares for the five trading days preceding the Adjustment Measurement Date; and

(B)	is the volume weighted average trading price of the Newco Common Shares plus the volume weighted average trading price of the New Common Shares for the five trading days preceding the Adjustment Measurement Date, or such other price as the TSX may require

“Adjustment Measurement Date” means the date which is five trading days following the date on which the Newco Common Shares commence trading on the TSX, or such other recognized stock exchange acceptable to Newco.

“Amended Option Plan” means the stock option plan of the Company, as amended by those amendments approved by Shareholders at the Meeting, a copy of which is attached to the Information Circular as Schedule “J” (which assumes all such amendments having been approved).

“Argentinean Properties” means, collectively, the Company’s Argentinean mineral properties which includes its Cerro Moro property, located in Santa Cruz Province, Argentina and its Don Sixto property, located in Mendoza Province, Argentina.

“Arrangement” means the arrangement by way of statutory plan of arrangement involving the Company, its Shareholders and Newco to be completed pursuant to the provisions of Section 288 of the BCBCA on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms and the Arrangement Resolution.

“Arrangement Agreement” means the Arrangement Agreement dated as of February 5, 2010 between the Company and Newco, a copy of which is attached to this Information Circular as Schedule “C”.

“Arrangement Record Date” means the record date for the purposes of determining which Shareholders are entitled to receive Newco Common Shares pursuant to the Arrangement which will also serve as the Effective Date of the Arrangement.

“Arrangement Resolution” means the special resolution under the BCBCA approving the Arrangement to be voted on by Shareholders at the Meeting, the full text of which is set out in Schedule “A” hereto.

“BCBCA” means the Business Corporations Act (British Columbia), as amended.

“Business Day” means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver, British Columbia.

“CBCA” means Canada Business Corporations Act, as amended.

“Caspiche Technical Report” means the NI 43-101 compliant technical report entitled “Caspiche Project, Region III, Chile,” dated September 14, 2009 as revised October 19, 2009, by Todd Wakefield, MAusIMM and Rodrigo Alves Marinho, CPG-AIPG.

“Cerro Moro Technical Report” means the NI 43-101 compliant technical report entitled “Update Report on the Cerro Moro Project – Santa Cruz Province, Argentina,” with an effective date of December 31, 2009, by Ted Coupland, MAusIMM.

“Class A Shares” means the common shares in the capital of the Company which are to be redesignated as “Class A Shares” of the Company pursuant to the terms of this Plan of Arrangement.

“Class B Shares” means the Class B Shares of the Company, which the Company will be authorized to issue upon the Arrangement becoming effective and which are to be issued, along with the New Common Shares, under the Arrangement to holders of Class A Shares in exchange for such Class A Shares.

“Common Share” means the common shares in the capital of the Company immediately prior to the Effective Time.

“Company” means Exeter Resource Corporation, a company governed by the BCBCA, and, unless the context requires otherwise or unless otherwise stated, terms such as “we”, “our”, “us” refer to the Company.

“Company Note” means the demand, non-interest bearing promissory note to be issued by the Company to Newco having a principal amount and fair market value equal to the aggregate fair market value of the Class B Shares.

“Court” means the Supreme Court of British Columbia.

“CRA” means Canada Revenue Agency.

“Dissent Notices” means the notices of dissent provided by Dissenting Shareholders in accordance with the BCBCA and as described under the heading “Dissent Rights” in this Information Circular.

“Dissent Rights” means the rights of dissent pursuant to and in the manner set forth in Sections 237 - 247 of the BCBCA (as modified by the Plan of Arrangement and the Interim Order) and as described under the heading “Dissent Rights” in this Information Circular.

“Dissenting Shareholders” means Registered Shareholders who have properly exercised their rights of dissent pursuant to Article 4 of the Plan of Arrangement.

“Effective Date” means the date upon which the Plan of Arrangement becomes effective in accordance with the BCBCA which will also serve as the Arrangement Record Date.

“Effective Time” means the time on the Effective Date the documents required to give effect to the Arrangement pursuant to section 292 of the BCBCA are recorded as filed with the Registrar.

“Final Order” means the final order to be made by the Court approving the Arrangement.

“FSE” means Deutsche Börse AG Regulated Unofficial Market of the Frankfurt Stock Exchange.

“GAAP” means generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.

“Information Circular” means this information circular of the Company.

“Interim Order” means the interim order of the Court dated February 8, 2010 pursuant to Section 288 of the BCBCA, providing for, among other things, the calling of the Meeting.

“Meeting” means the special meeting of Shareholders to be held at 3:00 p.m. (Vancouver time) on March 11, 2010 to consider, among other matters, the Arrangement, and any adjournment or postponement thereof.

“New Common Shares” means the common shares in the capital of the Company, which the Company will be authorized to issue upon the Arrangement becoming effective and which are to be issued, along with the Class B Shares, under the Arrangement to holders of Class A Shares in exchange for such Class A Shares.

“New Warrants” means the common share purchase warrants of the Company to be issued pursuant to the Arrangement in exchange for the Warrants entitling the holders thereof to purchase New Common Shares.

“Newco” means Extorre Gold Mines Limited (formerly 7300492 Canada Inc.), a company existing under the CBCA.

“Newco Common Shares” means the common shares in the capital of Newco.

“Newco Note” means the demand, non-interest bearing promissory note to be issued by Newco to the Company having a principal amount and aggregate fair market value equal to the aggregate fair market value of the Newco Preferred Share.

“Newco Option Commitment” means the covenant of Newco to issue one Newco Option to each Optionholder for each Option held thereby on the Effective Date in accordance with the terms hereof;

“Newco Option Plan” means the stock option plan of Newco, a copy of which is attached to the Information Circular as Schedule “K”.

“Newco Options” means the stock options of Newco issuable under the Newco Option Plan entitling the holders thereof to purchase Newco Common Shares.

“Newco Preferred Share” means the preferred share of Newco having a value equal to the fair market value of the Transferred Assets net of the fair market value of the Newco Option Commitment at the moment of transfer which is to be issued by Newco to the Company pursuant to the Purchase Agreement in consideration for the transfer by the Company to Newco of the Transferred Assets.

“Newco Securities” means collectively, the Newco Common Shares, the Newco Options and the Newco Warrants.

“Newco Warrants” means the common share purchase warrants of Newco to be issued pursuant to the Arrangement entitling holders thereof to purchase Newco Common Shares.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“Notice of Meeting” means the notice to Shareholders calling the Meeting, which accompanies this Information Circular.

“NYSE-Amex” means NYSE-Amex stock exchange.

“Option Plan” means the stock option plan of the Company dated January 21, 2004, as amended.

“Optionholders” means the holders of the Options.

“Options” means the stock options granted pursuant to the Option Plan that are outstanding immediately prior to the Effective Time, and thereafter adjusted in accordance with the terms of the Plan of Arrangement, as the context so requires.

“Plan of Arrangement” means the Plan of Arrangement attached as Schedule “B” hereto, and any amendment thereto made in accordance with section 4.1 of the Arrangement Agreement.

“Purchase Agreement” means the purchase and sale agreement to be entered into by and between the Company and Newco on or before the Effective Date pursuant to which the Company shall agree to transfer to Newco the Transferred Assets.

“Record Date” means January 27, 2010, being the date set by the Company for determining Shareholders entitled to receive notice of and vote at the Meeting.

“Registered Shareholder” means a holder of record of Common Shares.

“Registrar” means the British Columbia Registrar of Companies appointed under Section 400 of the BCBCA.

“SEC” means United States Securities Exchange Commission.

“SEDAR” means System for Electronic Document Analysis and Retrieval.

“Securityholder” means a holder of Common Shares, Warrants and Options, as applicable.

“Shareholder” means a holder of Common Shares.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Technical Reports” means collectively, the Caspiche Technical Report and the Cerro Moro Technical Report.

“Transferred Assets” means all of the shares of Cognito Limited and Estelar Resources Limited owned by the Company, together with necessary working capital, to be transferred by the Company to Newco prior to the Effective Time pursuant to the Purchase Agreement.

“TSX” means the Toronto Stock Exchange.

“TSX-V” means the TSX Venture Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and rules and regulations thereunder.

“U.S. Person” means a “U.S. person”, as defined in Regulation S under the U.S. Securities Act.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and rules and regulations thereunder.

“Warrantholders” means the holders of the Warrants.

“Warrants” means the share purchase warrants of the Company exercisable to acquire Common Shares that are outstanding immediately prior to the Effective Time.

FORWARD-LOOKING INFORMATION

Certain statements herein, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to: the transfer pursuant to the Arrangement of the Transferred Assets to Newco; the exploration and development of the Company’s mineral properties; the Company’s and Newco’s future business and strategies; requirements for additional capital and future financing; estimation of mineral resources; and estimated future working capital, funds available, and uses of funds, and future capital expenditures, exploration expenditures and other expense for specific operations. Forward-looking statements or information also includes information contained in pro forma financial statements.

Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made numerous assumptions including among other things, our ability to satisfy the conditions in accordance with the Arrangement Agreement and the assumptions made in connection with the preparation of Newco’s pro forma financial statements. Although our management believes that the assumptions made and the expectations represented by such statement or information are reasonable, there can be no assurance that a forward-looking statement or information referenced herein will prove to be accurate. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statement or information. Such risks, uncertainties and other factors include, among other things, the following: the failure to satisfy the conditions of closing in the Arrangement Agreement, including obtaining the necessary shareholder, regulatory and court approvals; the Company’s and

Newco’s ability to advance its mineral properties; the speculative nature of the Company’s and Newco’s operations; inherent uncertainties in estimating mineral resources; regulatory restrictions; and defective title to mineral claims or property, as well as those factors discussed under “Risk Factors to the Arrangement” herein and under “Risk Factors” in each of Schedules “H” and “I”.

Readers should also refer to the Company’s Annual Information Form for the year ended December 31, 2008 and the Company’s most recent quarterly and annual Management Discussion and Analysis for additional information on risks and uncertainties relating to forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to reissue or update any forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. All forward-looking statements and information herein are qualified by this cautionary statement.

CURRENCY

All currency references in this Information Circular are in Canadian dollars unless otherwise indicated.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The New Common Shares, New Warrants and Newco Securities issuable to Securityholders in exchange for their securities pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. The solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws. Securityholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The financial statements included and incorporated by reference in this Information Circular and the pro forma and carve-out financial statements included in this Information Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations.

The enforcement by Securityholders of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, and that some of the officers and directors are residents of countries other than the United States.

The New Common Shares, New Warrants, Newco Common Shares and Newco Warrants issuable to Securityholders pursuant to the Arrangement (but not the New Common Shares and the Newco Common Shares issuable upon exercise of the New Warrants and the Newco Warrants, respectively, or the Newco Common Shares issuable upon exercise of the Newco Options) will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” of the Company or Newco, as applicable, after the Effective Time or were affiliates of the Company or Newco, as applicable, within 90 days prior to the Effective Time. See “Securities Law Considerations – United States Federal Securities Laws”.

New Warrants, Newco Warrants and Newco Options may be exercised only by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person, and is not exercising the New Warrants, Newco Warrants or Newco Options for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to the Company or Newco, as applicable, to the effect that the exercise of the New Warrants, Newco Warrants or Newco Options does not require registration under the U.S. Securities Act or state securities laws.

Any New Common Shares and Newco Common Shares issuable upon the exercise of the New Warrants and Newco Warrants, respectively, or Newco Common Shares issuable upon exercise of the Newco Options, in the United States or for the account or benefit of a U.S. Person or a person in the United States will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, certificates representing such New Common Shares and Newco Common Shares will bear a legend to that effect, and such New Common Shares and Newco Common Shares may be resold only pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws.

Notwithstanding the foregoing, subject to certain limitations, any New Common Shares and Newco Common Shares issuable upon exercise of the New Warrants and Newco Warrants, respectively, and any Newco Common Shares issuable upon exercise of the Newco Options, may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act, including in transactions over the TSX (if the applicable securities are so listed).

THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

TECHNICAL INFORMATION

All of the disclosure of a scientific or technical nature regarding the Company’s mineral properties in this Information Circular or incorporated by reference in this Information Circular was derived from the Technical Reports, each of which is available under the Company’s profile on the SEDAR website at www.sedar.com. Each of the authors of these technical reports are “qualified persons” within the meaning of NI 43-101.

Cautionary Note to United States Investors

The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource estimates included herein or incorporated by reference herein have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure (oral statements as well as written documents and websites) an issuer makes of scientific and technical information concerning mineral projects, and requires that all such disclosure be made under the supervision of a “qualified person” as defined in NI 43-101. It also requires issuers to file technical reports at certain times under a prescribed format.

Canadian standards differ significantly from the requirements of the SEC; mineral resource information contained herein or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any party of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth or incorporated by reference herein may not be comparable with information made public by companies that report in accordance with United States standards.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a)	Annual Information Form of the Company for the financial year ended December 31, 2008, dated as of March 27, 2009;

(b)	audited consolidated annual financial statements (including notes thereto) of the Company, consisting of consolidated balance sheets of the Company as at December 31, 2008 and December 31, 2007, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for each of the years in the two year period ended December 31, 2008, together with the report of the auditors dated March 19, 2009 on the consolidated financial statements as at December 31, 2008 and for the year then ended and on the Company’s internal control over financial reporting as at December 31, 2008;

(c)	Management Discussion and Analysis for the financial year ended December 31, 2008;

(d)	unaudited consolidated interim financial statements (including notes thereto) of the Company consisting of consolidated balance sheets as at September 30, 2009, consolidated statements of operations and comprehensive loss and consolidated statements of cash flow for the three and nine month periods ending September 30, 2009;

(e)	Management Discussion and Analysis for the nine months ended September 30, 2009;

(f)	Material Change Report filed by the Company on January 21, 2010 regarding the proposed spin-off of certain assets to a new company;

(g)	Material Change Report filed by the Company on December 7, 2009 with respect to the completion of the over-allotment option in connection with the equity financing of the Company that closed on November 26, 2009;

(h)	Material Change Report filed by the Company on November 26, 2009 with respect to the completion of its overnight marketed public offering of 8,550,000 Common Shares at a price of $5.85 per share for aggregate gross proceeds of $50,017,500;

(i)	Material Change Report filed by the Company on October 28, 2009 with respect to the listing of the Common Shares on the TSX;

(j)	Material Change Report filed by the Company on July 14, 2009 with respect to a NI 43-101 compliant independent mineral resource estimate prepared by Snowden Mining Industry Consultants Limited, for its Cerro Moro gold-silver property in Santa Cruz Province, Argentina;

(k)	Material Change Report filed by the Company on April 2, 2009 with respect to an interim NI 43-101 compliant independent mineral resource estimate prepared by AMEC International (Chile) S.A. for its Caspiche property in Chile; and

(l)	Information Circular of the Company dated April 21, 2009 for the annual general meeting of shareholders of the Company held on May 26, 2009.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at PO Box 41, Axa Place, Suite 1260 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 (Telephone: (604) 688-9592). These documents are also available electronically under the Company’s profile on the SEDAR website at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by directors, officers or employees of the Company. Costs of the solicitation of proxies for the Meeting will be borne by the Company. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Company who will not be directly compensated therefore. The Company has arranged for intermediaries to forward meeting materials to beneficial holders held of record by those intermediaries and the Company may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated, signed and delivered to Computershare Investor Services Inc., of 100 University Avenue, 10th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has

distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page preprinted form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2900 – 550 Burrard Street, Vancouver, British Columbia Canada V6C 0A3, at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, or if both choices have been specified, such shares will, on a poll, be voted for the resolution in accordance with the notes to the Proxy.

If a Non-Registered Holder’s Intermediary is a member of the NYSE-AMEX, that member Intermediary may vote the Non-Registered Holder’s Proxy at its discretion when it has: i) sent the proxy materials to the Non-Registered Holder at least fifteen days prior to the Meeting, and ii) not received voting instructions from the Non-Registered Holder at least ten days prior to the Meeting.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Principal Holders of Voting Securities

Shareholders of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting. As of the Record Date, the Company had 73,940,202 Common Shares issued and outstanding. Shareholders are entitled to one vote for each Common Share held in respect of the Arrangement Resolution.

In order to be effective, the Arrangement Resolution to be submitted to Shareholders at the Meeting must be approved by the affirmative vote of at least two-thirds of the votes cast thereon by the Shareholders voting together as a single class.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

PARTICULARS OF THE MATTERS TO BE ACTED UPON: THE ARRANGEMENT

Background to the Arrangement

In 2009, management of the Company undertook a strategic review of the alternatives available to improve the identification and valuation of the Company’s key assets and thereby maximize shareholder value. Based on this review, management determined that it would be in the best interest of the Company to separate the Company’s assets in Argentina and Chile into two separate companies, to enable the market to more accurately reflect the value of each of the Company’s main mineral property assets of Caspiche in Chile and Cerro Moro in Argentina.

On December 21, 2009, the Company incorporated Newco. On February 5, 2010, the Company and Newco entered into the Arrangement Agreement.

Effect of the Arrangement

As a result of the Arrangement, Shareholders (other than Dissenting Shareholders) will hold one New Common Share and one Newco Common Share for each Common Share held at the close of business on the Arrangement Record Date which will also serve as the Effective Date of the Arrangement.

Upon completion of the Arrangement, Newco will hold all of the Company’s interest in the Argentinean Properties and will focus on the development of the Cerro Moro project. Meanwhile, the Company will continue to hold and focus on the development of the Company’s Caspiche project in northern Chile. For information concerning the proposed business of the Company and Newco post-Arrangement, please refer to Schedules “H” and “I”, respectively, to this Information Circular, as well as the pro forma and carve-out financial statements contained in Schedule “G” to this Information Circular.

Principal Steps of the Arrangement

Pursuant to the Arrangement, and on the Effective Date of the Arrangement, the following shall occur and be deemed to occur in the following order without any further act or formality:

(a)	the Common Shares held by Dissenting Shareholders shall be deemed to have been transferred to the Company and the Dissenting Shareholders shall cease to have any rights as shareholders of the Company other than the right to be paid the fair value of their Common Shares in accordance with Article 4 of the Plan of Arrangement;

(b)	the notice of articles and articles of the Company shall be amended to:

(i)	change the designation of the existing “common shares” to “Class A Shares” and to change the rights, privileges, restrictions and conditions attached thereto, whether issued or unissued, so that the rights, privileges, restrictions and conditions attached thereto shall be as set out in Appendix 1 attached to the Plan of Arrangement;

(ii)	create a new class of shares designated as “common shares” (being the New Common Shares), in an unlimited number, having the rights, privileges, restrictions and conditions set out in Appendix 1 attached to the Plan of Arrangement; and

(iii)	create a new class of shares designated as “Class B Shares”, in an unlimited number, having the rights, privilege, restrictions and conditions set out in Appendix 1 attached to the Plan of Arrangement;

(c)	the Company’s central securities register for the “common shares” shall be redesignated as the central securities register for the renamed and redesignated “Class A Shares”;

(d)	each Class A Share issued and outstanding on the Effective Date (other than shares held by Dissenting Shareholders) will be deemed to be exchanged (without any action on the part of the holder of the Class A Shares) for one New Common Share and one Class B Share.

No other consideration will be received by any holder of the Class A Shares. The Company will not file a joint election under subsection 85(1) of the Tax Act with any holder of Class A Shares in respect of this share exchange.

The aggregate stated capital of the New Common Shares and Class B Shares will not exceed the paid-up capital of the Class A Shares immediately before the exchange and will be determined based on the proportion that the fair market value of the New Common Shares or the Class B Shares, as the case may be, is of the fair market value of all New Common Shares and Class B Shares issued on the exchange.

Each Shareholder shall be deemed to cease to be the holder of the Class A Shares so exchanged, shall cease to have any rights with respect to such Class A Shares and shall be deemed to be the holder of the number of New Common Shares and Class B Shares issued to such Shareholder. The name of such Shareholder shall be removed from the central securities register for Class A Shares in respect of the Class A Shares so exchanged and shall be added to the central securities register of the New Common Shares and the Class B Shares, respectively, so issued to such Shareholder; each holder of the Class A Shares thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such shares as described above;

(e)	the Class A Shares, which were exchanged for the New Common Shares and the Class B Shares, shall be cancelled and the appropriate entry shall be made in the Company’s central securities registry;

(f)

each Optionholder shall be granted a Newco Option for every Option held thereby in anticipation of the Newco Option Commitment contemplated in paragraph (i) below. Each holder of a Newco Option will be entitled to receive, upon exercise of the Newco Option, that number of Newco Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Option immediately prior to the Effective Time, at the Adjusted Exercise Price. Furthermore, each outstanding Option shall be adjusted such that the holder will be entitled to receive, upon exercise of the Option, that number of New Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the Option immediately prior to the Effective Time, at the Adjusted Exercise Price;

(g)	each Warrantholder shall be granted a Newco Warrant for every Warrant held thereby. Each holder of a Newco Warrant will be entitled to receive, upon exercise of the Newco Warrant, that number of Newco Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Warrant immediately prior to the Effective Time, at the Adjusted Exercise Price. Furthermore, each Warrantholder shall be granted a New Warrant in exchange for each Warrant held thereby, each New Warrant entitling the holder to receive, upon exercise of the New Warrant, that number of New Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Warrant immediately prior to the Effective Time, at the Adjusted Exercise Price. Save and except as otherwise agreed to by the Company and the Warrantholders, the term to expiry, conditions to and manner of exercising, the status under applicable laws, and all other terms and conditions of the New Warrants and the Newco Warrants will otherwise be unchanged from those contained in or otherwise applicable to the related Warrant;

(h)	each holder of Class B Shares will be deemed to transfer, with good and marketable title free and clear of all encumbrances, all such shares to Newco and shall cease to have any rights with respect to such Class B Shares. As consideration for the Class B Shares transferred to it, Newco will issue to each such holder, one Newco Common Share for each Class B Share exchanged by it. Each holder of the Class B Shares thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such shares as described above. Newco will not file a joint election under subsection 85(1) of the Tax Act with any holder of Class B Shares in respect of this share transfer.

The stated capital account maintained in respect of the Newco Common Shares shall be increased by an amount equal to the paid-up capital of the transferred Class B Shares. In connection with such sale and transfer, each holder of Class B Shares so sold and transferred shall be deemed to cease to be the holder of the Class B Shares so sold and transferred and shall become the holder of the number of Newco Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of the Class B Shares in respect of the Class B Shares so sold and transferred and shall be added to the central securities register of Newco as the holder of the number of the Newco Common Shares so issued to such holder, and Newco shall be and shall be deemed to be the transferee of the Class B Shares so transferred and the name of Newco shall be entered in the central securities register of the Class B Shares so sold and transferred to Newco;

(i)	the Company will be deemed to have sold and transferred the Transferred Assets to Newco in consideration for the Newco Option Commitment and the issuance by Newco of the Newco Preferred Share having a fair market value equal to the fair market value of the Transferred Assets net of the fair market value of the Newco Option Commitment at the moment of transfer. The Company shall be added to the central securities register of Newco in respect of the Newco Preferred Share so issued. The Company shall take all such actions and deliver all such documents as may be required to convey title to the Transferred Assets to Newco.

The Company will jointly elect with Newco, in prescribed form and within the time referred to in subsection 85(6) of the Tax Act to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of the Transferred Assets by the Company to Newco. The agreed amount in respect of such transfer will be an amount that will not exceed the fair market value of the Transferred Assets so transferred by the Company and not less than the Company’s cost of the Transferred Assets under the Tax Act.

The addition to the stated capital in respect of the Newco Preferred Share issued by Newco as consideration of the transfer of the Transferred Assets will be the aggregate of the agreed amount under subsection 85(1) in respect of such transfer, less the fair market value of the Newco Option Commitment;

(j)	the Company will purchase for cancellation the Class B Shares held by Newco in consideration for the issuance by the Company to Newco of the Company Note having a principal amount and fair market value equal to the aggregate fair market value of the Class B Shares purchased for cancellation. The repurchased Class B Shares shall be cancelled and the appropriate entry made on the central securities register for the Class B Shares;

(k)	Newco will redeem the Newco Preferred Share held by the Company in consideration for the issuance by Newco to the Company of the Newco Note having a principal amount and fair market value equal to the aggregate fair market value of the Newco Preferred Share so redeemed. The redeemed Newco Preferred Share shall be cancelled and the appropriate entry made on the central securities register for the Newco Preferred Share;

(l)	the Company will pay the principal amount of the Company Note by transferring to Newco the Newco Note which will be accepted by Newco as full payment, satisfaction and discharge of Company’s obligation under the Company Note and simultaneously, Newco will pay the principal amount of the Newco Note by transferring to the Company the Company Note which will be accepted by the Company as full payment, satisfaction and discharge of Newco’s obligation under the Newco Note. The Company Note and the Newco Note will both thereupon be cancelled;

(m)	Newco shall, pursuant to subsection 89(1) of the Tax Act, elect in its return of income for its first taxation year to have been a public corporation from the beginning of such year; and

(n)	the Company’s notice of articles and articles shall be amended to:

(i)	cancel the class of shares designated as “Class A Shares”, none of which will be issued and outstanding at such time in accordance with the Plan of Arrangement;

(ii)	cancel the class of shares designated as “Class B Shares”, none of which will be issued and outstanding at such time in accordance with the Plan of Arrangement; and

(iii)	delete the rights, privileges, restrictions and conditions attached to the New Common Shares as set in Appendix 1 attached to the Plan of Arrangement, whether issued or unissued;

(o)	those persons listed in Appendix 2 to the Plan of Arrangement will be added as directors of Newco; and

(p)	the By-laws of Newco will be the By-laws set out in Appendix 3 to this Plan of Arrangement.

The board of directors of the Company may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

Net Fair Market Value of the Transferred Assets and Working Capital to be Transferred

As of the date of this Information Circular, the board of directors of the Company has determined that the fair market value of the assets of the Company is $660 million and the net fair market value of the Transferred Assets is $150 million. Under the Arrangement, Newco expects to receive approximately $25 million in additional working capital from the Company, which is included in the net fair market value of the Transferred Assets above. On the Effective Date, the board of directors of the Company may adjust such determinations, if necessary based on their assessment of the net fair market value of the Transferred Assets on the Effective Date and based on the relative working capital needs of the Cerro Moro project and the Caspiche project at that time.

Reasons for the Arrangement

The board of directors of the Company believes that the Arrangement is in the best interests of the Company for the following reasons:

(a)	the Arrangement is expected to improve the market’s identification and valuation of the Company’s mineral properties;

(b)	the Arrangement is expected to enhance the ability of each of the Company and Newco to pursue its independent corporate objectives and strategies, with a view to maximizing shareholder value. In particular, the Arrangement will allow Newco to focus on the development of the Cerro Moro project;

(c)	the creation of two separate companies dedicated to the pursuit of their respective businesses will provide Shareholders with additional investment flexibility, as they will hold a direct interest in two companies, each of which is focused on different objectives;

(d)	the potential for Shareholders to benefit from diversifying their existing shareholdings into two companies, each of which is valued differently based on various factors unique to each business, including, most significantly, commodity prices;

(e)	the procedures by which the Arrangement is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing at which fairness to the Company’s securityholders will be considered;

(f)	the availability of rights of dissent to Shareholders with respect to the Arrangement; and

(g)	the expected tax treatment of the Company and the Shareholders under the Arrangement.

Recommendation of the Directors

The board of directors of the Company has unanimously approved the Arrangement and recommends that the Shareholders vote in favour of the Arrangement Resolution.

The officers and directors of the Company, holding in the aggregate approximately 7.4% of the issued and outstanding Common Shares, have indicated their support for the Arrangement.

ARRANGEMENT AGREEMENT

The following is a summary of the material terms of the Arrangement Agreement and is qualified in its entirety by the specific terms and conditions of such agreement. A copy of the Arrangement Agreement is attached as Schedule “C” hereto, and should be read carefully in its entirety.

Covenants

The Arrangement Agreement contains covenants of each of the Company and Newco relating to, among other things, using all reasonable efforts and doing all things reasonably required to cause the Arrangement to become effective on the Effective Date.

Furthermore, the Company has covenanted to, among other things, subject to the board of directors of the Company’s right to determine not to proceed with the Arrangement and to obtaining the approvals as contemplated by the Interim Order (including the approval of the Arrangement Resolution by the Shareholders) and as may be directed by the Court in the Interim Order, file, proceed with and diligently prosecute an application for the Final Order.

Conditions to the Arrangement Becoming Effective

The Arrangement Agreement provides that the respective obligations of each party thereto to complete the transactions contemplated by the Arrangement Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions, none of which may be waived unilaterally by any party in whole or in part:

(a)	the Arrangement, with or without amendment, shall have been approved at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to the Company and Newco;

(c)	the TSX shall have received notice of the Arrangement in accordance with their rules and policies, and shall have no objection to the Arrangement as of the Effective Date;

(d)	the TSX, or such other recognized stock exchange acceptable to Newco, shall have conditionally approved the listing of the Newco Common Shares issuable under the Arrangement, subject to compliance with the requirements of the TSX or such other stock exchange;

(e)	the transactions contemplated in the Purchase Agreement shall have been completed or deemed to be completed;

(f)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement;

(g)	all material regulatory requirements shall have been complied with and all other material consents, agreements, orders and approvals, including regulatory and judicial approvals and orders, necessary for the completion of the transactions provided for in the Arrangement Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(h)	none of the consents, orders, regulations or approvals contemplated herein shall contain conditions or require undertakings or security deemed unsatisfactory or unacceptable by the Company or Newco, acting reasonably;

(i)	Dissent Rights shall not have been exercised prior to the Effective Date by holders of 0.5% or more of the Common Shares; and

(j)	the Arrangement Agreement shall not have otherwise been terminated.

Termination

The Arrangement Agreement may, at any time before or after the holding of the Meeting but no later than the Effective Time, be terminated by resolution of the board of directors of the Company without further notice to, or action on the part of, the Shareholders and nothing expressed or implied in the Arrangement Agreement or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the board of directors of the Company to elect to terminate the Arrangement Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

Upon termination of the Arrangement Agreement, no party thereto shall have any liability or further obligation to any other party thereunder.

Amendment

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before and after the holding of the Meeting but not later than the Effective Time, be amended by written agreement of the parties without, subject to any restrictions under applicable law or contained in the Final Order, further notice to or authorization on the part of the Securityholders for any reason whatsoever.

The Court may also amend the Arrangement Agreement in the Final Order.

Expenses of the Arrangement

The Company has agreed to pay the costs, fees and expenses of the Arrangement incurred up to and including the Effective Date, and thereafter each Party will pay their respective costs, fees and expenses.

CONDUCT OF MEETING AND OTHER APPROVALS

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out under Part 9, Division 5 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Shareholders in the manner set forth in the Interim Order and the BCBCA;

(b)	if the Arrangement is approved by the Shareholders in the manner set forth in the Interim Order, the BCBCA, and assuming all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, are satisfied or waived by the appropriate party, a hearing before the Court must be held to obtain the Final Order approving the Arrangement; and

(c)	if the Final Order is granted by the Court, such documents, records and information, including a copy of the entered Final Order must be filed with the Registrar as are required under the BCBCA in order for the Registrar to give effect to the Arrangement in conjunction with the Closing.

Shareholder Approvals

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least two-thirds of the votes cast by the Shareholders, voting as a single class, present in person or by proxy at the Meeting. The full text of the Arrangement Resolution is set out in Schedule “A” to this Information Circular.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the board of directors of the Company, without further notice to or approval of the Shareholders, subject to the terms of the Arrangement, to amend the Arrangement Agreement or to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA.

If more than 0.5% of the Common Shares become the subject of Dissent Rights, the Arrangement may be terminated by the parties and should the Shareholders fail to approve the Arrangement by the requisite special resolution, the Arrangement will be terminated.

Court Approval of the Arrangement

Under the BCBCA, the Company is required to obtain the approval of the Court to the calling of the Meeting and to the Arrangement. On February 8, 2010, prior to the mailing of the material in respect of the Meeting, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Schedule “D” to the Information Circular. A copy of the Notice of Application for Final Order approving the Arrangement is attached as Schedule “E” to the Information Circular.

The Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m. (Vancouver time) on March 12, 2010, or as soon thereafter as the Court may direct or counsel for the Company may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. Shareholders, and other securityholders of the Company, who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, Shareholders and other securityholders of the Company, who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the BCBCA, the Company has been advised by counsel that the Court will consider, among other things, the fairness of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective.

The Court will be advised prior to the application for the Final Order that the Court’s determination that the Arrangement is fair will form the basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Newco Securities and the securities of the Company to be issued pursuant to the Arrangement. See “Securities Laws Considerations – United States Federal Securities Laws” for additional information.

Stock Exchange Approvals

The TSX has accepted the Arrangement on the basis that the Company will continue to meet the minimum listing requirements following completion of the Arrangement. The Company has made application to the NYSE-Amex for the continued listing of the New Common Shares in substitution for the Common Shares on the NYSE-Amex. The approval of the FSE of the continued listing of the New Common Shares on the FSE, in substitution for the Common Shares immediately upon completion of the Arrangement, is not required. There can, however, be no assurance as to whether the Company will be able to maintain the listing of the New Common Shares on the TSX, NYSE-Amex and FSE.

Currently, there is no market for the Newco Common Shares. It is a condition precedent to the completion of the Arrangement that the Newco Common Shares be conditionally approved for listing on the TSX or such other recognized stock exchange acceptable to Newco. An application has been made to have the Newco Common Shares listed on the TSX. Listing will be subject to Newco meeting the original listing requirements of the TSX, receiving approval of the TSX and meeting all conditions of listing imposed by the TSX. There can, however, be no assurance as to if, or when, the Newco Common Shares will be listed for trading on the TSX.

DISTRIBUTION OF CERTIFICATES

Share Certificates

Upon receipt of the Final Order, the Company will announce by news release the proposed Effective Date of the Arrangement which will also serve as the record date for the purposes of determining which Shareholders are entitled to receive Newco Common Shares pursuant to the Arrangement (the “Arrangement Record Date”).

As soon as practicable after the Arrangement Record Date, Newco shall cause to be issued to the registered holders of Newco Common Shares at the close of business on the Arrangement Record Date, share certificates representing the number of the Newco Common Shares to which such holders are entitled following the Arrangement Record Date and shall cause such certificates to be delivered or mailed to such holders.

No new share certificates shall be issued with respect to the New Common Shares of the Company issued in connection with the Arrangement. Rather, after the Effective Time on the Effective Date, share certificates representing, on their face, Common Shares of the Company shall for all purposes be deemed to be share certificates representing New Common Shares.

Newco Options

A holder of Options at the Effective Time shall be entitled to receive a certificate or other instrument representing the Newco Options to which such holder is entitled as soon as practical after the Effective Date upon delivery to the Company of such documents and instruments as the Company may reasonably require. The Company shall cause such certificate or other instrument to be delivered or mailed to such holder to the last address of such holder, as registered in the books and records of the Company.

Exchange of Warrants

A Warrantholder at the Effective Time shall be entitled to receive a certificate or other instrument representing the New Warrants and Newco Warrants to which such holder is entitled as soon as practical after the Effective Date upon delivery to the Company of such documents and instruments as the Company may reasonably require, and each and every certificate, document, agreement or other instrument, if any, formerly representing the Warrants shall be and shall be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality. The Company shall cause such certificate or other instrument to be delivered or mailed to such holder to the last address of each former Warrantholder, as registered in the books and records of the Company.

Fractional Securities

Any fractional securities issuable pursuant to the Arrangement, including on exercise or conversion, will be rounded down to the nearest whole number.

DISSENT RIGHTS

A Registered Shareholder may exercise rights of dissent (the “Dissent Rights”) in connection with the Arrangement with respect to its Common Shares pursuant to and in the manner set forth in Sections 237 - 247 of the BCBCA, as modified by the Interim Order and section 4.1 of the Plan of Arrangement, provided that, notwithstanding subsection 242 of the BCBCA, the written objection contemplated by subsection 242(2) of the Act must be received by the Company not later than 4:00 p.m. (Vancouver time) on the date which is two Business Days immediately preceding the Meeting. The text of Sections 237 - 247 of the BCBCA is set out in Schedule “L” to this Information Circular.

A Registered Shareholder who intends to exercise the Dissent Rights must deliver a notice (the “Dissent Notice”) to the Company at the registered office of the Company, at 2900 – 550 Burrard Street, Vancouver, British Columbia Canada V6C 0A3, to be received not later than 3:00 p.m. (Vancouver time) on March 9, 2010 and must not vote any Common Shares it holds (the “Dissent Shares”) in favour of the Arrangement. A Non-Registered Shareholder who wishes to exercise the Dissent Rights must arrange for the Registered Shareholder(s) holding its Common Shares to deliver the Dissent Notice. The Dissent Notice must contain all of the information specified in Sections 237 - 247 of the BCBCA. A vote against the Arrangement Resolution does not constitute a Dissent Notice and a Shareholder is not entitled to exercise Dissent Rights with respect to Common Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder, to vote) or in the case of a beneficial holder caused, or is deemed to have caused, the Registered Shareholder to vote, in favour of the Arrangement at the Meeting.

If the Arrangement Resolution is passed at the Meeting, the Company must send by registered mail to every Dissenting Shareholder, prior to the date set for the hearing of the Final Order, a notice (the “Notice of Intention”) stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, the Company intends to complete the Arrangement, and advising the Dissenting Shareholder that if the Dissenting Shareholder intends to proceed with its exercise of its Dissent Rights, it must deliver to the Company, within 14 days after the mailing of the Notice of Intention, a written statement containing the information specified by Sections 237 - 247 of the BCBCA, together with the certificate(s) representing the Dissent Shares.

A Dissenting Shareholder delivering such a written statement may not withdraw from its dissent and, at the Effective Time, will be deemed to have transferred to the Company all of its Dissent Shares (free of any lien, claims or encumbrances). The Company will pay to each Dissenting Shareholder for the Dissent Shares the amount agreed on by the Company and the Dissenting Shareholder. Either the Company or a Dissenting Shareholder may apply to Court if no agreement on the amount to be paid for the Dissent Shares has been reached, and the Court may:

(a)	determine the fair value that the Dissent Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless such exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the Registrar or a referee of the Court;

(b)	join in the application each other Dissenting Shareholder who has not reached an agreement with the Company as to the amount to be paid for the Dissent Shares; or

(c)	make consequential orders and give directions it considers appropriate.

Dissenting Shareholders who are ultimately entitled to be paid fair value for their Common Shares will be entitled to be paid such fair value and will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Plan of Arrangement had they not exercised their Dissent Rights.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in Sections 237 - 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, it will lose its Dissent Rights, the Company will return to the Dissenting Shareholder the certificate(s) representing the Dissent Shares that were delivered to the Company, if any, and, if the Arrangement is completed, that Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same terms as all other Shareholders who are not Dissenting Shareholders. Neither the Company, Newco nor any other person shall be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Common Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the register of holders of Common Shares maintained by or on behalf of the Company.

Registered Shareholders wishing to exercise the Dissent Rights should consult their legal advisers with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. Registered Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive procedure.

Sections 237 - 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, outlines certain events when Dissent Rights will cease to apply where such events occur before payment is made to the Dissenting Shareholders of their fair value of the Common Shares surrendered (including if the Arrangement Resolution does not pass or is otherwise not proceeded with). In such events, the Dissenting Shareholders will be entitled to the return of the applicable share certificate(s), if any, and rights as a shareholder of the Company in respect of the applicable Common Shares will be regained.

If a Shareholder exercises the Dissent Right, the Company shall on the Effective Date set aside and not distribute that portion of Newco Common Shares, which are attributable to the Class A Shares for which Dissent Rights have been exercised. If a Shareholder exercises the Dissent Right, but, does not properly comply with the dissent procedures or, subsequent to giving his or her Dissent Notice, acts inconsistently with such dissent, then the Company shall distribute to such Shareholder his or her pro rata portion of the Newco Common Shares. If a Shareholder duly complies with the dissent procedures, then the Company shall retain the portion of Newco Common Shares attributable to such Shareholder (the “Non-Distributed Shares”), and the Non-Distributed Shares will be dealt with as determined by the board of directors of the Company in its discretion.

If the number of Common Shares held by Shareholders that duly exercise Dissent Rights exceeds 0.5% of the aggregate number of Common Shares outstanding immediately prior to the Effective Date, the parties to the Arrangement may elect not to complete the Arrangement. See “Particulars of Other Matters to be Acted Upon: The Arrangement – Arrangement Agreement – Conditions to the Arrangement Becoming Effective” in the Information Circular.

COMPARISON OF THE BCBCA AND CBCA

Pursuant to the Arrangement, Shareholders will receive, among other things, the Newco Common Shares. The Company is governed by the BCBCA while Newco is governed by the CBCA. While the rights and privileges of shareholders of a BCBCA corporation are, in many instances, comparable to those rights and privileges of shareholders of a CBCA corporation, there are certain differences. Certain of the principal differences arise from differences between the BCBCA and the CBCA, as well as differences between the constating documents of Exeter and Newco, where applicable. A summary of some of the principal differences and similarities of the BCBCA and CBCA are set out below. The following is not intended to be exhaustive and should not be considered as legal advice to any particular Shareholder.

Charter Documents

Under the CBCA, the charter documents consist of a corporation’s articles of incorporation, which set forth, among other things, the name of the corporation and the amount and type of authorized capital, and by-laws, which govern the management of the corporation.

Under the BCBCA, the charter documents consist of notice of articles, which sets forth the name of the corporation and the amount and type of authorized capital, and articles, which govern the management of the corporation.

Amendments to Charter Documents

Any substantive change to the corporate charter of a corporation under the BCBCA, such as an alteration of the restrictions, if any, on the business carried on by a corporation, a change in the name of a corporation or an increase or reduction of the authorized capital of a corporation requires a special resolution passed by the majority of votes that the articles of the corporation specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuance of a corporation out of the jurisdiction require a similar special resolution passed by holders of shares of each class entitled to vote at a general meeting of the corporation and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions.

Under the CBCA, certain fundamental changes require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration at a special meeting of shareholders and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of the holders of other classes or series of shares, a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote. Authorization to amalgamate a CBCA corporation requires that a special resolution in respect of the amalgamation be passed by the holders of each class or series of shares entitled to vote thereon. The holders of a class or series of shares of an amalgamating corporation, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series in respect of an amalgamation if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the articles, would entitle such holders to vote separately as a class or series under section 176 of the CBCA.

Sale of Undertaking

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the corporation specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

The CBCA requires approval of the holders of shares of each class or series of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property (as opposed to the “undertaking”) of the corporation other than in the ordinary course of business of the corporation, and the holders of shares of a class or series are entitled to vote separately only if the sale, lease or exchange would affect such class or series in a manner different from the shares of another class or series entitled to vote. While the shareholder approval thresholds will be the same under the BCBCA as under the CBCA, there are differences in the nature of the sale which requires such approval (i.e. a sale of all or substantially all of the “property” under the CBCA and of all or substantially all of the “undertaking” under the BCBCA).

Rights of Dissent and Appraisal

Under the CBCA, shareholders who dissent to certain actions being taken by the corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a holder of shares of any class of the corporation in certain circumstances, including when the corporation proposes to:

(a)	amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class;

(b)	amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c)	enter into certain statutory amalgamations;

(d)	continue out of the jurisdiction;

(e)	sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business;

(f)	carry out a going-private transaction or squeeze-out transaction; or

(g)	amend its articles to alter the rights or privileges attaching to shares of any class where such alteration triggers a class vote.

Although the procedure under BCBCA for exercising rights of dissent differs from the procedure under the CBCA, the BCBCA still provides that shareholders who dissent to certain actions being taken by the corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to:

(a)	amend its articles to alter restrictions on the powers of the corporation or the business that the corporation is permitted to carry on;

(b)	adopt an amalgamation agreement;

(c)	continue out of the jurisdiction;

(d)	sell, lease or otherwise dispose of all or substantially all of the corporation’s undertaking;

(e)	adopt a resolution to approve an amalgamation into a foreign jurisdiction;

(f)	a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(g)	any other resolution, if dissent is authorized by the resolution; or

(h)	any court order that permits dissent.

See “Dissent Rights” and Schedule “L” to the Information Circular.

Oppression Remedies

Under the BCBCA, a shareholder of a corporation has the right to apply to a court on the ground that:

(a)	the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or

(b)	some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation.

The CBCA contains rights that are substantially broader in that they are available to a larger class of complainants. Under the CBCA, a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or its affiliates effects a result, (ii) the business or affairs of the corporation or its affiliates are, have been carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are, have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a corporation may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation. A broader right to bring a derivative action is contained in the CBCA, and this right extends to a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and a former officer of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. No leave may be granted unless the court is satisfied that:

(a)	the complainant has given at least fourteen days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

(b)	the complainant is acting in good faith; and

(c)	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Place of Meetings

Subject to certain exceptions, the CBCA provides that meetings of shareholders shall be held at the place within Canada provided in the by-laws.

Under the BCBCA, general meetings of shareholders are to be held in British Columbia or may be held, at a location outside of British Columbia if:

(a)	the location is provided for in the articles;

(b)	the articles do not restrict the corporation from approving a location outside of British Columbia, the location is approved by the resolution required by the articles for that purpose (in the case of the corporation, may approved by directors’ resolution), or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

(c)	the location is approved in writing by the Registrar of Companies before the meeting is held.

Directors

The CBCA also requires that the corporation, as a distributing corporation whose shares are held by more than one person, have a minimum of three directors but it also requires that at least one-quarter of the directors be resident Canadians.

The BCBCA provides that the corporation, as a reporting corporation, must have a minimum of three directors and does not impose any residency requirements on the directors.

Requisition of Meetings

Both the CBCA and the BCBCA provide that one or more shareholders of the corporation holding not less than 5% of the issued voting shares may give notice to the directors requiring them to call and hold a general meeting of the corporation.

Form of Proxy and Information Circular

Both the CBCA and the BCBCA require a distributing corporation to provide notice of a general meeting and a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at and the conduct of the meeting.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations arising as a result of the Arrangement generally applicable to Shareholders and Optionholders who at all relevant times hold their Common Shares and Options as capital property and deal at arm’s length with, and are not affiliated with, the Company or Newco for purposes of the Tax Act.

Common Shares and the Options will generally be considered to be capital property to a holder thereof provided that such holder does not hold Common Shares or the Options in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders who are resident in Canada and who might not otherwise be considered to hold their Common Shares as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other “Canadian Security” (as defined in the Tax Act) owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary does not apply to a holder (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (ii) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; or (iv) that reports its Canadian tax results in a currency other than the Canadian currency. All such holders should consult their own tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all proposals to amend the Tax Act or the regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof, and the current published administrative practices of the CRA. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change to the Tax Act or other applicable law or policy, although no assurance can be given in these respects.

For purposes of this summary, it has been assumed that the Common Shares will be or remain listed on the TSX following the re-designation of the Common Shares as “Class A Shares” until they are cancelled pursuant to the terms of the Arrangement and that the New Common Shares will be listed on the TSX immediately upon completion of the Arrangement. This summary further assumes that Optionholders acquired their Options pursuant to the Option Plan by virtue of being an employee or a director of the Company.

This summary is not exhaustive of all Canadian federal income tax considerations applicable to Shareholders under the Arrangement. The summary does not take into account provincial, territorial, U.S. or other foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder or Optionholder. The tax consequences to any particular Shareholder or Optionholder will depend on a variety of factors including the Shareholder or Optionholder’s own particular circumstances. Therefore, all Shareholders and Optionholders, and all persons affected by the Arrangement, should consult their own tax advisors with respect to their particular circumstances.

Shareholders and Optionholders Resident in Canada

The following portion of the summary applies generally to a Shareholder or an Optionholder who, at all relevant times for the purposes of the Tax Act, is or is deemed to be resident in Canada.

Re-designation of Common Shares as “Class A Shares”

Under the Tax Act, the re-designation of the Common Shares as “Class A Shares” is not a taxable event to a Shareholder.

Exchange of Common Shares for the New Common Shares and the Class B Shares

Under the Arrangement, each Shareholder will receive one New Common Share and one Class B Share in exchange for each of the Shareholder’s Common Shares. On this share exchange, each Shareholder will be deemed to have disposed of the Shareholder’s Common Shares for proceeds equal to his or her adjusted cost base of the shares. Accordingly, a Shareholder will realize neither a capital gain nor a capital loss on the exchange.

The cost of the New Common Shares and the Class B Shares received by the Shareholder will be equal, in the aggregate, to the adjusted cost base of the Common Shares exchanged by that Shareholder. The Shareholder must apportion such cost between the New Common Shares and the Class B Shares in accordance with their proportionate fair market values immediately after the exchange. For this purpose, it is assumed to be reasonable to expect that the fair market value of the Shareholder’s Class B Shares immediately after the exchange will derive from the fair market value of the Transferred Assets to be transferred by the Company to Newco under the Arrangement, and the fair market value of the Shareholder’s New Common Shares immediately after the exchange will derive from the fair market value of the remaining assets of the Company. However, the fair market value of the Class B Shares and the New Common Shares is a question of fact to be determined by reference to all relevant factors (including the trading value of the shares following the exchange).

Exchange of the Class B Shares for Newco Common Shares

Under the Arrangement, each Shareholder will transfer all of their Class B Shares to Newco in exchange for an equal number of Newco Common Shares. On this share exchange, each Shareholder will be deemed to have disposed of their Class B Shares for proceeds of disposition equal to the aggregate adjusted cost base of the shares to the Shareholder immediately before the exchange and to have acquired the Newco Common Shares at a cost equal to such aggregate adjusted cost base, unless such holder chooses to include in computing their taxable income, and to report in the holder’s return of income for the year in which the disposition occurs, any portion of the capital gain or capital loss otherwise arising on such disposition.

Dissenting Shareholders

A Dissenting Shareholder who receives a payment from the Company equal to the fair market value of their Common Shares as a result of the exercise of their Dissent Rights will be deemed to have received a taxable dividend equal to the amount by which the payment (other than an amount in respect of interest, if any, awarded by a court) exceeds the paid-up capital of such shares, except to the extent that, in the case of a corporation, such deemed dividend is included in the proceeds of disposition of the Common Shares pursuant to subsection 55(2) of the Tax Act. The deemed dividend will, in the case of an individual Shareholder, be subject to the normal gross-up and dividend tax credit rules under the Tax Act. In the case of a corporate Shareholder, subject to the potential application of subsection 55(2) of the Tax Act, the deemed dividend will normally be deductible in computing taxable income. Certain corporate Shareholders may be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on such a deemed dividend.

In addition, a Dissenting Shareholder will be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Shareholder less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend that is not included in the proceeds of disposition of the Common Shares pursuant to subsection 55(2) of the Tax Act, thereby giving rise to a capital gain or capital loss to the Dissenting Shareholder calculated in accordance with the provisions of the Tax Act.

Any interest awarded to a Dissenting Shareholder by a court will be included in the Dissenting Shareholder’s income for the purposes of the Tax Act.

Dissenting Shareholders that are corporations should consult their own tax advisors with respect to their particular circumstances.

Adjustment to the Exercise Price of the Options

An Optionholder will not be considered to have disposed of the Options, and will not recognize any taxable income or loss, as a result of an adjustment to the exercise price of such Options pursuant to the Arrangement, provided that, as is intended, the repricing of the Options provides no immediate increase in the net benefit associated with the Options.

The repriced Options will be a continuation of the original Options. The provisions of the Tax Act providing for the deduction of one-half of any resulting employee benefit will continue to apply if, as is intended, the repricing of the Options provides no immediate increase in the net benefit associated with the Options.

Non-Resident Shareholders

The following portion of the summary applies generally to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any relevant tax treaty, is not and will not be resident or deemed to be resident in Canada (a “Non-Resident Shareholder”) and the Common Shares are not “taxable Canadian property” (as defined in the Tax Act).

Generally, Common Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX), the Non-Resident Shareholder does not use or hold, and is not deemed to use or hold, the Common Shares in connection with carrying on a business in Canada and the Non-Resident Shareholder, together with persons with whom the Non-Resident Shareholder does not deal at arm’s length, has not owned 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within five years preceding the particular time.

Non-Resident Shareholders should consult their own legal and tax advisors with respect to the income tax consequences of the Arrangement applicable to them in their place of residency.

Re-designation of Common Shares as “Class A Shares”

Under the Tax Act, the re-designation of the Common Shares as “Class A Shares” is not a taxable event to a Non-Resident Shareholder.

Exchange of Common Shares for the New Common Shares and the Class B Shares

Provided that the Common Shares held by the Non-Resident Shareholder are not taxable Canadian property to the Non-Resident Shareholder, the exchange of Common Shares for the New Common Shares and the Class B Shares pursuant to the Arrangement will not give rise to tax consequences to the Non-Resident Shareholder under the Tax Act. The Company will not be required to make any tax withholdings in respect of the share exchange, and the Non-Resident Shareholder will not be required to obtain a certificate from the CRA in respect of the exchange.

Exchange of the Class B Shares for Newco Common Shares

Provided that the Class B Shares held by the Non-Resident Shareholder are not taxable Canadian property to the Non-Resident Shareholder, the exchange of the Class B Shares for Newco Common Shares pursuant to the Arrangement will not give rise to tax consequences to the Non-Resident Shareholder under the Tax Act. The Company will not be required to make any tax withholdings in respect of the share exchange, and the Non- Resident Shareholder will not be required to obtain a certificate from the CRA in respect of the exchange.

Dissenting Non-Resident Shareholders

A dissenting Non-Resident Shareholder (a “Dissenting Non-Resident Shareholder”) who receives a payment from the Company equal to the fair market value of their Common Shares as a result of the exercise of their Dissent Rights will be deemed to have received a taxable dividend equal to the amount by which the payment (other than an amount in respect of interest, if any, awarded by a court) exceeds the paid-up capital of such shares.

In addition, a Dissenting Non-Resident Shareholder will be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid to the Dissenting Non-Resident Shareholder less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend. However, provided the Common Shares are not taxable Canadian property to the Non-Resident Shareholder, no capital gain or loss will be realized on the disposition of the Non-Resident Shareholder’s Common Shares for purposes of the Tax Act.

A Dissenting Non-Resident Shareholder will be subject to withholding tax under the Tax Act in respect of any deemed dividend and interest arising from the disposition of their Common Shares. The applicable withholding tax rate is 25% in respect of such amounts, although such rate may be reduced pursuant to an income tax treaty between Canada and the Non-Resident Shareholder’s jurisdiction of residence. The Company will apply the 25% withholding tax on payments made by it except to the extent the Company is satisfied that the Dissenting Non-Resident Shareholder qualifies for a lower rate of withholding tax by virtue of an applicable tax treaty, in which case the Company will apply that lower rate of withholding tax.

Certain United States Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement as well as the ownership and disposition of New Newco Common Shares received pursuant to the Arrangement. This summary addresses only Shareholders that are U.S. Holders who are participants in the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. In addition, this summary does not address any tax consequences to U.S. persons that are Optionholders or Warrantholders with respect to such Options or Warrants.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Notice Pursuant to IRS Circular 230: Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding U.S. federal tax penalties under the Code. This summary was written to support disclosure and dissemination of the transactions or matters addressed by this document (including the Arrangement). Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”) and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a Shareholder of the Company that is a participant in the Arrangement that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is any Shareholder other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares (or, after the Arrangement, Newco Common Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that hold Common Shares (or, after the Arrangement, Newco Common Shares) other than as a capital asset within the meaning of Section 1221 of the Code; (g) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of all classes of shares of the Company entitled to vote. The summary below also does not address the impact of the Arrangement on U.S. Holders who are U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code. U.S. Holders and others that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult a tax advisor regarding the U.S. federal income tax consequences of the Arrangement.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares (or, after the Arrangement, Newco Common Shares), the U.S. federal income tax consequences of the Arrangement and owning and disposing of such shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Newco Common Shares.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions (without regard as to whether such transactions are considered part of the Arrangement): (a) any conversion, exchange or adjustment of a Warrant, Option, or other right to acquire Common Shares; (b) the receipt (or deemed receipt) of any Newco Option, New Warrant, or Newco Warrants, or (c) any conversion, exchange, or adjustment of any note, debenture, or other debt instrument of the Company,

Other Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. estate and gift, alternative minimum tax, or foreign tax consequences to U.S. Holders of the Arrangement or the ownership or disposition of Newco Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local and foreign tax consequences of the Arrangement and the ownership or disposition of Newco Common Shares.

U.S. Federal Income Tax Characterization of the Arrangement

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. This summary assumes that (a) the designation of the Common Shares as Class A Shares, (b) the deemed exchange of Class A Shares for Class B Shares and New Common Shares, (c) the exchange of Class A Shares for Class B Shares and New Common shares, (d) the cancellation of the Class A Shares, (e) the exchange of the Class B Shares to Newco for Newco Common Shares, and (f) the Company’s transfer of the Transferred Assets to Newco pursuant to the Arrangement, will properly be treated, under the step-transaction doctrine or otherwise, as a distribution of Newco Common Shares to Shareholders under Section 301 of the Code following the transfer of the Transferred Assets to Newco in exchange for the Newco Common Shares.

There can be no assurance that the IRS will not challenge this characterization of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

Application of the PFIC Rules to the Arrangement

The PFIC Status of the Company and Newco

A foreign corporation generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the foreign corporation for such taxable year is passive income or (b) on average, 50% or more of the assets held by the foreign corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the foreign corporation is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and assets test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued the foreign corporation from a “related person” (as defined in Section 954(d) (3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company or Newco is a PFIC, U.S. Holders will be deemed to own their proportionate share of subsidiaries of the Company or Newco, as applicable, which are PFICs (such subsidiaries referred to as “Subsidiary PFICs”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

The Company believes it was a PFIC for prior taxable years and based on current business plans and financial projections, the Company expects to be a PFIC for the taxable year which includes the Arrangement. In addition, based on current business plans and financial projections, the Company expects that Newco will be a PFIC for the taxable year in which the Arrangement occurs. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or Newco’s PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company, Newco, and each Subsidiary PFIC.

Effect of PFIC Rules on the Distribution of Newco Common Shares Pursuant to the Arrangement

If the Company is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for the Common Shares, the effect of the PFIC rules on a U.S. Holder receiving Newco Common Shares pursuant to the Arrangement will depend on whether such U.S. Holder has made a timely and effective election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). In this summary, a U.S. Holder that has made a timely and effective QEF Election or a Mark-to-Market Election is referred to as an “Electing Shareholder” and a U.S. Holder that has not made a timely and effective QEF Election or a Mark-to-Market Election is referred to as a “Non-Electing Shareholder.” If either of these elections were successfully made with respect to the Common Shares, Electing Shareholders generally would not be subject to the default rules of Section 1291 of the Code discussed below upon the receipt of the Newco Common Shares pursuant to the Arrangement.

With respect to a Non-Electing Shareholder, if the Company is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for the Common Shares, the default rules under Section 1291 of the Code will apply to gain recognized on any disposition of Common Shares and “excess distributions” from the Company (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period for the Common Shares) received on the Common Shares. Any such gain or excess distribution must be rateably allocated to each day in a Non-Electing Shareholder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing Shareholder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing Shareholder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing Shareholder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the distribution of the Newco Common Shares pursuant to the Arrangement constitutes an “excess distribution” with respect to a Non-Electing Shareholder, such Non-Electing Shareholder will be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the Newco Common Shares. In addition, the distribution of the Newco Common Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as the “indirect disposition” by a Non-Electing Shareholder of such Non-Electing Shareholder’s indirect interest in Newco, which generally would be subject to the rules of Section 1291 of the Code discussed above.

If a Mark-to-Market Election has been made by a U.S. Holder in a year prior to the distribution of Newco Common Shares pursuant to the Arrangement, such U.S. Holder generally will not be subject to the rules of Section 1291 of the Code discussed above upon the receipt of such Newco Common Shares. However, if a U.S. Holder makes a Mark-to-Market election after the beginning of such U.S. Holder’s holding period for the New Common Shares and in the same year as the Newco Common Shares are distributed pursuant to the Arrangement, the rules of Section 1291 of the Code discussed above would apply to the distribution of Newco Common Shares.

A U.S. Holder that has made a Mark-to-Market Election in a year prior to the year in which Newco Common Shares are distributed pursuant to the Arrangement will avoid the potential interest charge of section 1291 on the distribution of Newco Common Shares and on any “indirect disposition” of such U.S. Holder’s indirect interest in Newco deemed to occur, as described above. Instead such U.S. Holder will include in ordinary income for the taxable year in which the distribution of Newco Common Shares occurs an amount equal to the excess, if any, of (a) the fair market value of the New Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such New Common Shares. Such U.S. Holder will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the New Common Shares over (ii) the fair market value of such New Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that has made a Mark-to-Market Election generally also will adjust his or her tax basis in the New Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. Inclusion and deductions because of the Mark-to-Market election are taken into account when calculating gain or loss on a future sale of New Common Shares.

If a U.S. Holder has made a timely and effective QEF Election, the default rules under Section 1291 of the Code discussed above will generally not be applicable, and the tax consequences would instead be generally as discussed below under the heading “Tax Consequences of the Distribution of Newco Common Shares Pursuant to the Arrangement if the Company is not a PFIC, or a U.S. Holder has Made a QEF Election.”

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement. In particular, each U.S. Holder should consult its own tax advisor regarding the availability of and procedure for making, a QEF Election or a Mark-to-Market Election.

Tax Consequences of the Distribution of Newco Common Shares Pursuant to the Arrangement if the Company is not a PFIC, or a U.S. Holder has Made a Timely and Effective QEF Election

The preceding section assumes that: (a) the Company is or has been considered a PFIC during a U.S. Holders holding period, or (b) that the Company is or has been a PFIC, and that no QEF Election was made. If the Company has not been a PFIC at any time during a U.S. Holder’s holding period, or, if the Company is or has been a PFIC and the U.S. Holder has made a timely and effective QEF Election, the PFIC rules discussed above would not be applicable to U.S. Holders as a result of the Arrangement. Instead, such U.S. Holders would be required to include the fair market value of the Newco Common Shares received pursuant to the Arrangement in gross income as a dividend to the extent of the current or accumulated “earnings and profits” of the Company. To the extent the fair market value of the Newco Common Shares exceeds the Company’s adjusted tax basis in such shares (as calculated for U.S. federal income tax purposes), the proposed Arrangement can be expected to generate additional earnings and profits for the Company. To the extent that the fair market value of the Newco Common Shares exceeds the current and accumulated “earnings and profits” of the Company, the distribution of the Newco Common Shares pursuant to the Arrangement will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. A dividend resulting from the distribution of Newco Common Shares is not expected to qualify for the preferential rates applicable to “qualified foreign corporations.”

A U.S. Holder’s initial tax basis in the Newco Common Shares received pursuant to the Arrangement will be equal to the fair market value of such Newco Common Shares on the date of distribution. A U.S. Holder’s holding period for the Newco Common Shares received pursuant to the Arrangement will begin on the day after the date of distribution.

PFIC Rules Relating to the Ownership and Disposition of Newco Common Shares Received in the Arrangement

If Newco is considered a PFIC at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of Newco Common Shares received pursuant to the Arrangement.

Default PFIC Rules under Section 1291 of the Code

If Newco is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Newco Common Shares will depend on whether such U.S. Holder makes a QEF Election or a Mark-to-Market Election (both as defined above). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Newco Common Shares and (b) any excess distribution received on the Newco Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Newco Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Newco Common Shares, and any “excess distribution” received on Newco Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Newco Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Newco Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Newco Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If Newco is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Newco Common Shares, Newco will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Newco ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Newco Common Shares were sold on the last day of the last tax year for which Newco was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Newco Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Newco Common Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Newco, which will be long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of Newco, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Newco is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Newco. However, for any tax year in which Newco is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from Newco to the extent that such distribution represents “earnings and profits” of Newco that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Newco Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Newco Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Newco Common Shares in which Newco was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Newco ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Newco is not a PFIC. Accordingly, if Newco becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Newco qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that Newco will satisfy the record keeping requirements that apply to a QEF, or that Newco will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Newco is a PFIC and a U.S. Holder wishes to make a QEF Election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Newco Common Shares are marketable stock. The Newco Common Shares generally will be “marketable stock” if the Newco Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Newco Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to the Newco Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Newco Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Newco Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Newco is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Newco Common Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Newco Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Newco Common Shares, over (ii) the fair market value of such Newco Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Newco Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Newco Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Newco Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Newco Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Newco Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Newco Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if Newco is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Newco Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Newco Common Shares.

In addition, a U.S. Holder who acquires Newco Common Shares from a decedent will not receive a “step up” in tax basis of such Newco Common Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such specific rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Newco Common Shares.

General U.S. Federal Income Tax Consequences of the Ownership and Disposition of Newco Common Shares

Distributions on Newco Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Newco Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Newco, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Newco, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Newco Common Shares and thereafter as gain from the sale or exchange of such Newco Common Shares. (See “Sale or Other Taxable Disposition of Newco Common Shares” below). However, Newco may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Newco with respect to the Newco Common Shares will constitute ordinary dividend income. Dividends received on Newco Common Shares generally will not be eligible for the “dividends received deduction”.

For tax years beginning before January 1, 2011, a dividend paid to a U.S. Holder who is an individual, estate or trust by Newco generally will be taxed at the preferential tax rates applicable to long-term capital gains if Newco is a “qualified foreign corporation” as defined under Section 1(h)(11) of the Code (“QFC”) and certain holding period requirements for the Newco Common Shares are met. Newco generally will be a QFC if Newco is eligible for the benefits of the Canada-U.S. Tax Convention or the Newco Common Shares are readily tradable on an established securities market in the U.S. However, even if Newco satisfies one or more of these requirements, Newco will not be treated as a QFC if Newco is a PFIC for the tax year during which it pays a dividend or for the preceding tax year. (See the section above under the heading “Passive Foreign Investment Company Rules Relating to the Ownership and Disposition of Newco Common Shares Received in the Arrangement”). Accordingly, Newco does not expect to be a QFC in the current tax year and it may not be a QFC for subsequent tax years.

If Newco is not considered a PFIC, but a dividend paid to a U.S. Holder otherwise fails to qualify for the preferential tax rates discussed above, such a dividend generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Sale or Other Taxable Disposition of Newco Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Newco Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the shares have been held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Newco Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

The amount realized by a U.S. Holder receiving foreign currency generally will be taxable as described below under “Receipt of Foreign Currency.”

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Newco Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Newco Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by Newco generally will constitute “foreign source” income and generally will be categorized as “passive category income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

The discussion under the heading “Taxation of Distributions” is subject in its entirety to the PFIC rules discussed above.

Information Reporting; Backup Withholding Tax

The distribution within the U.S. or by a U.S. payor or U.S. middleman, of the Newco Common Shares pursuant to the Arrangement as well as payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of Newco Common Shares, generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

SECURITIES LAW CONSIDERATIONS

The following discussion is only a general overview of the requirements of Canadian securities laws for the resale of the New Common Shares and Newco Common Shares. Holders of New Common Shares or Newco Common Shares should seek legal advice prior to any resale of such securities to ensure the resale is made in compliance with the requirements of applicable securities legislation.

Canadian Securities Laws

The issuance pursuant to the Arrangement of the New Common Shares and the Newco Common Shares, as well as all other issuances, trades and exchanges of securities under the Arrangement, will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable Canadian provincial securities legislation or, where required, exemption orders or rulings from various securities regulatory authorities in the provinces and territories of Canada where Shareholders are resident. The Company is currently a “reporting issuer” under the applicable securities legislation in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick. Under National Instrument 45-102 – Resale of Securities (and if required, orders and rulings from various securities regulatory authorities in the provinces and territories of Canada where Shareholders are resident), the New Common Shares and Newco Common Shares received by Shareholders pursuant to the Arrangement may be resold through registered dealers in Canadian provinces or territories without any “hold period” restriction (provided that no unusual effort is made to prepare the market or create a demand for these securities, no extraordinary commission or consideration is paid in respect of the sale and, if the seller is an insider or officer of the issuer, the seller has no reasonable grounds to believe that the issuer is in default of securities legislation). Resales of New Common Shares and Newco Common Shares will, however, be subject to resale restrictions where the sale is made from the holdings of any person or combination of persons holding a sufficient number of New Common Shares or Newco Common Shares, as the case may be, to affect materially the control of the Company or Newco, respectively.

United States Federal Securities Laws

The New Common Shares, New Warrants and the Newco Securities to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and the issuance will be effected in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions provided under the securities laws of each state of the United States. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved by a court or by a governmental authority expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have a right to appear and receive timely and adequate notice thereof. Accordingly, the Final Order will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the above-named securities issued pursuant to the Arrangement.

The New Common Shares, New Warrants, Newco Common Shares and Newco Warrants issuable pursuant to the Arrangement (but not the Newco Common Shares and New Common Shares issuable upon exercise of the Newco Warrants and New Warrants, respectively, nor the Newco Common Shares issuable upon exercise of the Newco

Options) will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” of the Company or Newco, as applicable, after the Effective Time or were affiliates of the Company or Newco, as applicable, within 90 days prior to the Effective Time. Persons who may be deemed to be “affiliates” of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such New Common Shares, New Warrants, Newco Common Shares or Newco Warrants by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such New Common Shares, New Warrants, Newco Common Shares or Newco Warrants outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. If available, such affiliates (and former affiliates) may also resell such New Common Shares, New Warrants, Newco Common Shares or Newco Warrants pursuant to Rule 144 under the U.S. Securities Act. Unless certain conditions are satisfied, Rule 144 is not available for resales of securities of issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents. If the Company or Newco were to be deemed to have ever been such an issuer, Rule 144 under the U.S. Securities Act may be unavailable for resales of New Common Shares, New Warrants, Newco Common Shares or Newco Warrants unless and until the Company or Newco, as applicable, has satisfied the applicable conditions. In general terms, the satisfaction of such conditions would require the Company or Newco, as applicable, to have been a registrant under the U.S. Exchange Act for at least 12 months, to be in compliance with its reporting obligations thereunder, and to have filed certain information with the SEC at least 12 months prior to the intended resale.

The Newco Options may not be assigned or transferred other than in the case of death of the holder, in which case, such Newco Options may be exercised by the personal representative of the holder.

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were issued pursuant to Section 3(a)(10). Therefore, the Newco Common Shares and New Common Shares issuable upon the exercise of the Newco Warrants and New Warrants, respectively, and the Newco Common Shares issuable upon exercise of the Newco Options may not be issued in reliance upon Section 3(a)(10) and the New Warrants, Newco Warrants and Newco Options may be exercised only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. New Warrants, Newco Warrants and Newco Options may be exercised only by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person, and is not exercising the New Warrants, Newco Warrants and Newco Options, as applicable, for the account or benefit of a U.S. Person or a Person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to Newco to the effect that the exercise of the New Warrants, Newco Warrants or Newco Options, as applicable, does not require registration under the U.S. Securities Act or state securities laws.

Any Newco Common Shares and New Common Shares issuable upon the exercise of the Newco Warrants and New Warrants, respectively, and any Newco Common Shares issuable upon the exercise of the Newco Options in the United States or for the account or benefit of a U.S. Person or a Person in the United States will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, certificates representing such New Common Shares and Newco Common Shares will bear a legend to that effect, and such New Common Shares and Newco Common Shares may be resold only pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws.

Notwithstanding the foregoing, subject to certain limitations, any New Common Shares and Newco Common Shares issuable upon the exercise of the New Warrants and the Newco Warrants, respectively, and any Newco Common Shares issuable upon exercise of the Newco Options, may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act, including in transactions over the TSX (if the applicable securities are so listed).

The foregoing discussion is only a general overview of the requirements under the U.S. Securities Act for the resale of the New Common Shares, New Warrants, Newco Common Shares and Newco Warrants, and the exercise of the New Warrants, Newco Warrants and Newco Options. Holders of New Common Shares, New

Warrants, Newco Common Shares and Newco Warrants are urged to seek legal advice prior to any resale of such securities to ensure that the resale is made in compliance with the requirements of applicable securities legislation. Certain resales of securities acquired pursuant to the Arrangement may be required to be made through properly registered securities dealers.

RISK FACTORS TO THE ARRANGEMENT

In evaluating the Arrangement, you should carefully consider, in addition to the other information contained and incorporated by reference in this Information Circular, the risks and uncertainties described below before deciding to vote in favour of the Arrangement. In addition to the risk factors relating to the Arrangement, the Shareholders should also carefully consider the risk factors relating to the Company’s business and Newco’s business following the Arrangement as described under “Risk Factors” in Schedule “H” and Schedule “I”, respectively, which risk factors should be considered in conjunction with the other information included in this Information Circular and the documents incorporated by reference (including the Company’s Annual Information Form for the year ended December 31, 2008). While this Information Circular has described the risks and uncertainties that management of the Company believes to be material to the Company’s and Newco’s business, and therefore the value of their common shares, it is possible that other risks and uncertainties affecting the Company’s and/or Newco’s business will arise or become material in the future.

Risks of Not Proceeding with the Arrangement

Existing Operational Risk

If the Arrangement is not completed, we will continue to face all of the existing operational and financial risks of our business as described in our documents incorporated by reference herein.

Impact on Share Price and Future Business Operations

If the Arrangement is not completed, there may be a negative impact on our share price, future business and operations to the extent that the current trading price of our Common Shares reflects an assumption that the Arrangement will be completed. The price of our Common Shares may decline if the Arrangement is not completed.

Costs of the Arrangement

There are certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees incurred, that must be paid even if the Arrangement is not completed. There are also opportunity costs associated with the diversion of management attention away from the conduct of our business in the ordinary course.

Risks of Proceeding with the Arrangement

Fluctuation in Market Value of the Newco Common Shares

There is currently no market for the Newco Common Shares and there can be no assurance that an active market will develop or be sustained after the Effective Date. The lack of an active public market could have a material adverse effect on the price of the Newco Common Shares.

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the future market price of the Newco Common Shares on any stock exchange cannot be predicted.

Trading Prices

The trading price of the New Common Shares may be lower following the Arrangement than the trading price of our Common Shares prior thereto, reflecting the disposition of the Transferred Assets and such price may fluctuate significantly for a period of time following the Arrangement. The combined trading prices of the New Common Shares and the Newco Common Shares received pursuant to the Arrangement may be less than, equal to or greater than the trading price of the Common Shares prior to the Arrangement.

Pre-Arrangement Consents and Approvals

The Company continues to seek and obtain certain necessary consents and approvals, including those relating to certain of the agreements relating to its mineral resource property interests, in order to implement the Arrangement and related transactions as currently structured. The Company believes that it will obtain such consents and approvals prior to the Effective Date. However, if certain approvals and consents are not received prior to the Effective Date, the Company may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement, including possibly delaying the completion of the Arrangement in order to allow sufficient time to receive such consents.

Tax

Shareholders are required to apportion the adjusted cost base of the New Common Shares and the Class B Shares received by such Shareholders under the Arrangement. The adjusted cost base of the Class B Shares to the Shareholder will be the adjusted cost base of the Newco Common Shares received by the Shareholder under the Arrangement. It is assumed to be reasonable to expect that the fair market value of the Shareholder’s Class B Shares immediately after the exchange will derive from the fair market value of the Transferred Assets to be transferred by the Company to Newco under the Arrangement, and the fair market value of the Shareholder’s New Common Shares immediately after the exchange will derive from the fair market value of the remaining assets of the Company. However, the fair market value of the Class B Shares and the New Common Shares is a question of fact to be determined by reference to all relevant factors (including the trading value of the shares following the exchange) and it is possible that the CRA could challenge the adjusted cost base allocation of Shareholders based upon their determination of fair market value. The Company believes that this risk can likely be mitigated by using the fair market value determination adopted by the Company.

INFORMATION CONCERNING THE COMPANY POST-ARRANGEMENT

For further information concerning the Company post-Arrangement, see Schedule “H” attached to this Information Circular and the documents incorporated by reference herein. Additional information relating to the Company is available on SEDAR at www.sedar.com.

INFORMATION CONCERNING NEWCO POST-ARRANGEMENT

For further information concerning Newco post-Arrangement, see Schedule “I” attached to this Information Circular.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

AMENDMENTS TO THE COMPANY’S STOCK OPTION PLAN

General

The Option Plan of the Company is a “fixed ceiling” plan pursuant to which the Company has 12,488,685 common shares reserved for issuance, representing 16.9% of the Company’s current outstanding capital. As at the date of this Information Circular, options to purchase an aggregate of 10,743,900 Common Shares (which represents 14.5% of the Company’s current outstanding capital) are outstanding. As of the date of this Information Circular, 397,685 Common Shares are available for future awards of options, which represents 0.5% of the Company’s current outstanding capital.

Options may not be assigned or transferred with the exception of assignments to a personal representative of a participant: (i) where they are unable to manage their own affairs; or (ii) on the death of the participant. Subject to the terms of the Option Plan, all Options granted under the Option Plan will terminate on the earlier of the expiry of their term and the date of termination of a participant’s employment, engagement or position, if terminated for cause; otherwise, 90 days following termination.

At the Meeting, Shareholders will be asked to approve certain amendments to the Option Plan. The principal amendments to the Option Plan are summarized below. The summary is qualified in its entirety by reference to the full text of the Amended Option Plan, which is set out in Schedule “J” hereto (which assumes all such amendments having been approved). The Amended Option Plan was approved by the board of directors of the Company on February 5, 2010.

The purpose of the Amended Option Plan is to attract and retain superior directors, officers, employees, consultants and other persons or companies engaged to provide ongoing services to the Company as an incentive for such persons to put forth maximum effort for the continued success and growth of the Company and in combination with these goals, to encourage their participation in the performance of the Company.

Nature of Amendments

Changes to reflect TSX Policies

In connection with the listing of the Common Shares on the TSX in October of 2009, the Company proposes to amend the Option Plan to eliminate certain restrictions and limitations imposed by the policies of the TSX-V on security based compensation arrangements which are not applicable to issuers whose shares are listed on the TSX. Under the Amended Option Plan, the following restrictions and limitations have been removed:

(a)	that no more than 5% of the common shares of the Company outstanding at the time of grant may be reserved for issuance under the Option Plan and any other share compensation arrangement to any one individual in any 12 month period;

(b)	that no more than 2% of the common shares of the Company outstanding at the time of grant may be reserved for issuance under the Option Plan and any other share compensation arrangement to any Consultant in any 12 month period;

(c)	that no more than an aggregate of 2% of the common shares of the Company outstanding at the time of grant may be reserved for issuance under the Option Plan and any other share compensation arrangement to any persons conducting Investor Relations Activities in any 12 month period; and

(d)	that Options shall be subject to the vesting rules of the TSX-V.

As permitted by the TSX, the Amended Option Plan also provides as follows:

(a)	that, subject to the insider participation limit discussed below, there will be no maximum number of shares which may be issued to an individual pursuant to the plan and any other share compensation arrangement (expressed as a percentage or otherwise);

(b)	that there will be no prescribed minimum vesting period and instead vesting periods will be subject to determination by the board of directors of the Company;

(c)	that the minimum exercise price of the Options will change from a “Discounted Market Price” to “Market Price”, being the last daily closing price per Common Share on the TSX on the trading day immediately preceding the grant date;

(d)	that the Company may grant Options having a term not exceeding ten years after the date of grant (as opposed to a maximum of five years under the current Option Plan); and

(e)	that common shares of the Company issued on the exercise of Options need not be subject to a hold-period.

Change from a “Fixed Ceiling” Plan to a “Rolling” Plan

As noted above, the Option Plan is a “fixed ceiling” stock option plan with 12,488,685 Common Shares reserved for issuance thereunder (which represented 20% of its issued and outstanding Common Shares as of March 19, 2009).

The Amended Option Plan has been reduced to a “rolling” 15% plan, whereby the maximum number of common shares issuable upon the exercise of stock options will not exceed such number which represents 15% of the issued and outstanding Common Shares of the Company at the time of the Option grant. As a result of this proposed change, should the Company issue additional common shares in the future, the number of Common Shares issuable under the Amended Option Plan will adjust in accordance with the 15% cap. The Amended Option Plan will be an “evergreen” plan, since the Common Shares covered by Options which have been exercised, have expired or have been terminated will be available for subsequent grants under the Amended Option Plan. This is in contrast to the existing terms of the Option Plan which is not an “evergreen” plan and requires that the Company obtain shareholder approval in order to “reload” the Option Plan. The TSX requires that plans containing an “evergreen” feature be submitted to shareholders of the Company for ratification every three years. As of the date of this Information Circular, these changes would result in the availability of 347,130 Common Shares for future awards of Options (which represents 0.5% of the Company’s current outstanding capital) as opposed to the 397,685 available Options under the fixed ceiling plan.

Insider Participation Limit

The Amended Option Plan provides for limits on insider participation such that the number of Common Shares reserved for issuance and issuable within a one-year period to insiders, under the Amended Option Plan and any other security-based compensation arrangement, does not exceed 10% of issued and outstanding common shares.

Future Amendments

The Amended Option Plan provides specific circumstances where the board of directors of the Company may, subject to regulatory approval, amend the Amended Option Plan or any Option without obtaining the approval of shareholders, subject to any limitations that may be prescribed by the policies of the applicable stock exchange from time to time; provided that, in the case of any Option, no such amendment may, without the consent of the participant, materially decrease the rights or benefits accruing to such participant or materially increase the obligations of such participant, and disinterested shareholder approval will still be required for any reduction in the exercise price of any Option or any extension of the term of an Option if the participant is an insider at the time of the proposed amendment. Without limiting the generality of the board of director’s ability to amend the Amended Option Plan or any Option, those circumstances are as follows:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)	to correct any defect, supply any information or reconcile any inconsistency in the Amended Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Amended Option Plan;

(c)	a change to the vesting provisions of any Option or the Amended Option Plan;

(d)	amendments to reflect any changes in requirements of any regulator or stock exchange to which the Company is subject;

(e)	a change to the termination provisions of an Option which does not result in an extension beyond the original term of the Option;

(f)	in the case of any Option, the substitutions and/or adjustments contemplated under the adjustment provisions of the Amended Option Plan;

(g)	the addition of a cashless exercise feature, payable in cash or securities of the Company; and

(h)	a change to the class of eligible persons that may participate under the Amended Option Plan.

These amendments are designed to provide additional flexibility and certainty to the board of directors in administering the Amended Option Plan.

Black-Out Periods

In addition, under the terms of the Amended Option Plan, if an Option expires during a period in which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities, the Option will expire ten business days after the black-out period is lifted by the Company. The purpose of this amendment is to ensure that a participant’s right to exercise his options is not prejudiced by the imposition of a black-out period by the Company.

Miscellaneous Matters

In addition to the foregoing proposed amendments, the Amended Option Plan also includes a number of administrative, drafting and housekeeping changes to bring the Amended Option Plan up-to-date with current securities laws and TSX policies.

The Resolution

At the Meeting, Shareholders will be asked to pass a resolution in substantially the following form:

“BE IT RESOLVED THAT:

1.	subject to regulatory approval, the Company’s stock option plan dated January 21, 2004, as amended (the “Amended Option Plan”), in the form presented to this Meeting, be and is hereby approved;

2.	the Company is authorized to grant Options under the Amended Option Plan until March 11, 2013;

3.	any committee created pursuant to the Amended Option Plan is authorized to make such amendments to the Amended Option Plan from time to time as the board of directors of the Company may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Amended Option Plan, the shareholders of the Company; and

4.	the approval of the Amended Option Plan by the board of directors of the Company is hereby ratified and confirmed and any one or more directors or officers of the Company be and is hereby authorized to execute any other documents as such one or more directors or officers deems necessary to give effect to the foregoing resolutions.”

Recommendation of the Directors

The board of directors of the Company has reviewed the foregoing amendments to the Option Plan and concluded that the Amended Option Plan is fair and reasonable to the Shareholders and in the best interests of the Company. Management of the Company recommends that Shareholders vote in favour of the foregoing resolutions to approve the Amended Option Plan. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote in favour of the approval of the foregoing resolutions.

Should the Amended Option Plan not be approved by the Shareholders, the board of directors is of the view that the Company’s ability to attract and retain the best personnel for the continued development of the Company’s business will be extremely limited.

Approval

The resolution approving the Amended Option Plan will require approval by a majority of votes cast on the matter at the meeting.

APPROVAL OF NEWCO’S STOCK OPTION PLAN

As the Option Plan will not carry forward to Newco, and in contemplation of the Arrangement becoming effective, the sole director of Newco has adopted the Newco Option Plan. At the Meeting, Shareholders will be asked to approve the Newco Option Plan. The principal features of the Newco Option Plan are summarized below. The summary is qualified in its entirety by reference to the full text of the Newco Option Plan which is set out in Schedule “K” hereto. The Newco Option Plan was approved on February 5, 2010.

Summary of Newco Option Plan

Newco has adopted the Newco Option Plan in order to provide incentive compensation to directors, officers, employees and consultants of Newco and its subsidiaries as well as to assist Newco and its subsidiaries in attracting, motivating and retaining qualified directors, management personnel and consultants. The purpose of the Newco Option Plan is to provide additional incentive for participants’ efforts to promote the growth and success of the business of Newco. The Newco Option Plan will be administered by Newco’s Compensation Committee, which will designate, from time to time, the recipients of grants and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements.

The aggregate maximum number of Newco Common Shares available for issuance from treasury under the Newco Option Plan and all of Newco’s other security based compensation arrangements at any given time is 15% of the issued and outstanding Newco Common Shares as at the date of grant of a Newco Option, subject to certain adjustments. As a “rolling” plan, the Newco Option Plan contains an “evergreen” feature whereby any Newco Options which has been granted under the Newco Option Plan and which have been exercised or which have been cancelled, repurchased, expired or terminated in accordance with the terms of the Newco Option Plan will automatically “reload” and be available for future grants under the Newco Option Plan. The TSX requires that plans containing an “evergreen” feature be submitted to shareholders for ratification every three years.

Upon completion of the Arrangement, approximately 10,743,900 Newco Options will have been granted under the Newco Option Plan. This will represent approximately 14.5% of the issued and outstanding Newco Common Shares and, if the Newco Option Plan is approved by Shareholder, a total of approximately 347,130 Newco Options will remain available for grant which will represent approximately 0.5% of the issued and outstanding Newco Common Shares.

Except in respect of the Newco Options that are expected to be granted pursuant to the Arrangement, the minimum exercise price of any Newco Options issued under the Newco Option Plan will be the last daily closing price per Newco Common Share on the TSX on the trading day immediately preceding the grant date.

The Newco Option Plan limits insider participation such that the number of Newco Common Shares reserved for issuance and issuable within a one-year period to insiders, under the Newco Option Plan and any other security-based compensation arrangement, does not exceed 10% of issued and outstanding common shares. Subject to the foregoing, the Newco Option Plan does not provide for a maximum number of shares which may be issued to any one individual pursuant to the plan and any other share compensation arrangement (expressed as a percentage or otherwise).

The Newco Options are subject to such vesting schedule as may be determined by the board of directors of Newco. Notwithstanding the foregoing, in the event of a change of control of Newco, the board of directors may, in a manner it deems fair and reasonable, determine the manner in which all unexercised option rights granted under the Newco Option Plan will be treated including, without limitation, requiring the acceleration of the time for the exercise of such rights by the participants, the time for the fulfillment of any conditions or restrictions on such exercise, and the time for the expiry of such rights.

Newco Options granted under the Newco Option Plan must be exercised no later than 10 years after the date of the grant or such shorter period as determined by the board of directors. All Newco Options granted under the Newco Option Plan will ordinarily terminate on the earlier of the expiry of their term and the date of termination of a participant’s employment, engagement or position, if terminated for cause; otherwise, 90 days following termination. However, there will be some participants who will be granted Newco Options under the Arrangement as a result of their position with the Company who will not become employed or engaged by or hold a position with Newco. Accordingly, under the Newco Option Plan a participant that receives Newco Options under the Arrangement will, subject to the discretion of the board of directors, be deemed to be employed, engaged or to hold a position with Newco while that participant is employed, engaged or hold’s a position with the Company.

Where the expiry date for a Newco Option occurs during a blackout period, the expiry date for such Newco Option will be extended to the date that is 10 business days following the end of such blackout period. Upon the death of a participant, the legal representatives of such participant may exercise the vested Newco Options held by such participant upon the earlier of (i) the expiry date of such option; and (ii) six months following the date of death of the participant. The expiry date for any unvested portion of the Newco Option shall be the date of the participant’s death.

Newco Options may not be assigned or transferred with the exception of assignments to a personal representative of a participant: (i) where they are unable to manage their own affairs; or (ii) on the death of the participant.

The Newco Option Plan provides specific circumstances where the board of directors of Newco may, subject to regulatory approval, amend the Newco Option Plan or any Newco Option without obtaining the approval of shareholders, subject to any limitations that may be prescribed by the policies of the applicable stock exchange from time to time; provided that, in the case of any Newco Option, no such amendment may, without the consent of the participant, materially decrease the rights or benefits accruing to such participant or materially increase the obligations of such participant, and disinterested shareholder approval will still be required for any reduction in the exercise price of any Newco Option or any extension of the term of an Newco Option if the participant is an insider at the time of the proposed amendment. Without limiting the generality of the ability of Newco’s board of directors to amend the Newco Option Plan or any Newco Option, those circumstances are as follows:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)	to correct any defect, supply any information or reconcile any inconsistency in the Newco Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Newco Option Plan;

(c)	a change to the vesting provisions of any Newco Option or the Newco Option Plan;

(d)	amendments to reflect any changes in requirements of any regulator or stock exchange to which Newco is subject;

(e)	a change to the termination provisions of a Newco Option which does not result in an extension beyond the original term of the Newco Option;

(f)	in the case of any Newco Option, the substitutions and/or adjustments contemplated under the adjustment provisions of the Newco Option Plan;

(g)	the addition of a cashless exercise feature, payable in cash or securities of Newco; and

(h)	a change to the class of eligible persons that may participate under the Newco Option Plan.

The board of directors of Newco may, subject to receipt of regulatory approval, where required, in its sole discretion make all other amendments to the Newco Option Plan that are not of the type contemplated above.

The Resolution

At the Meeting, Shareholders will be asked to pass a resolution in substantially the following form:

“BE IT RESOLVED THAT:

1.	subject to regulatory approval, the Newco Option Plan in the form presented to this Meeting, be and is hereby approved;

2.	Newco is authorized to grant Newco Options under the Newco Option Plan until March 11, 2013; and

3.	any committee created pursuant to the Newco Option Plan is authorized to make such amendments to the Newco Option Plan from time to time as the board of directors of Newco may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Newco Option Plan, the shareholders of Newco; and

4.	the approval of the Newco Option Plan by the board of directors of the Company is hereby ratified and confirmed and any one or more directors or officers of the Company be and is hereby authorized to execute any other documents as such one or more directors or officers deems necessary to give effect to the foregoing resolutions.”

Recommendation of the Directors

The board of directors of the Company has reviewed the Newco Option Plan and concluded that the Newco Option Plan is fair and reasonable to the Shareholders and in the best interests of the Company and Newco. Management of the Company recommends that Shareholders vote in favour of the foregoing resolutions to approve the Newco Option Plan. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote in favour of the approval of the foregoing resolutions.

Should the Newco Option Plan not be approved by the Shareholders, the board of directors is of the view that Newco’s ability to attract and retain the best personnel for the continued development of the Company’s business will be extremely limited.

Approval

The resolution approving the Newco Option Plan will require approval by a majority of votes cast on the matter at the meeting.

INTERESTS OF EXPERTS

The following is a list of persons or companies whose profession or business gives authority to a statement made by the person or company named as having prepared or certified a part of that document or a report or valuation described herein or in a document incorporated by reference herein.

(a)	Todd Wakefield, MAusIMM and Rodrigo Alves Marinho, CPG-AIPG, authors of the Caspiche Technical Report; and

(b)	Ted Coupland, MAusIMM, author of the Cerro Moro Technical Report.

To the Company’s and Newco’s knowledge, none of the persons referred to above and none of the corporations by which they are employed have received or will receive any direct or indirect interests in the Company’s or Newco’s property or the property of an associated party or an affiliate of the Company or Newco or have any beneficial ownership, direct or indirect, of the securities of the Company or Newco or of the securities of an associated party or an affiliate thereof.

PricewaterhouseCoopers LLP is the auditor who prepared the auditor’s report for the Company’s annual financial statements for the financial year ended December 31, 2008 and on the Company’s internal control over financial reporting as at December 31, 2008, the auditor’s report for the audited financial statements of Newco as at December 31, 2009, and the auditor’s report for the carve-out financial statements as at September 30, 2009 as set out in Schedule “G” hereto. PricewaterhouseCoopers LLP report that they are independent from the Company and Newco in accordance with the Rules of Professional Conduct in British Columbia, Canada.

Fasken Martineau DuMoulin LLP, legal counsel to the Company and Newco, prepared the Canadian tax opinion contained in the Information Circular. As of the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP do not own more than 1% of the issued and outstanding common shares of each of the Company and Newco.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to management shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, none of our directors or executive officers, nor any person who has held such a position since the beginning of our last completed financial year, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

BOARD APPROVAL

The contents and sending of this Information Circular have been approved by the Board of Directors of Exeter Resource Corporation

Dated at Vancouver, British Columbia, as of the 6th day of February, 2010.

ON BEHALF OF THE BOARD

“Yale R. Simpson”
Yale R. Simpson Chairman of the Board of Directors

AUDITORS’ CONSENT

We have read the Information Circular of Exeter Resource Corporation (the “Company”) dated February 6, 2010 relating to the proposed plan of arrangement involving the Company, its shareholders and Extorre Gold Mines Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation in the above mentioned circular of:

(a)	our report to the directors of the Company dated March 19, 2009 on the consolidated balance sheets of the Company as at December 31, 2008 and December 31, 2007, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for each of the years in the two year period ended December 31, 2008 and on the Company’s internal control over financial reporting as at December 31, 2008;

(b)	our report to the sole director of Extorre Gold Mines Limited, dated February 6, 2010, accompanying the balance sheet of Extorre Gold Mines Limited as at December 31, 2009 and the statement of loss, comprehensive loss and deficit, and cash flows, for the period from December 21, 2009 to December 31, 2009; and

(c)	our report to the directors of the Company, dated February 6, 2010, accompanying the consolidated balance sheets of Argentine Business as at September 30, 2009, December 31, 2008 and 2007 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for the nine months ended September 30, 2009 and for the years ended December 31, 2008 and 2007.

“PricewaterhouseCoopers LLP”
Chartered Accountants Vancouver, Canada

February 6, 2010

SCHEDULE “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	the Plan of Arrangement under Section 288 of the Business Corporations Act (British Columbia) set forth in the Plan of Arrangement attached as Schedule “B” to the information circular (the “Information Circular”) of the Company dated February 6, 2010 accompanying the notice of meeting be and it is hereby authorized, approved and adopted;

2.	the Arrangement Agreement dated as of February 5, 2010 (“Arrangement Agreement”) between Exeter Resource Corporation (the “Company”) and Extorre Gold Mines Limited attached as Schedule “C” to the Information Circular accompanying the notice of meeting be and it is hereby authorized, approved and adopted, and the transactions contemplated therein be and are hereby approved;

3.	notwithstanding that this resolution has been duly passed by the shareholders of the Company or received the final approval of the Supreme Court of British Columbia, (the “Court”) without further resolution of the shareholders, approval is hereby given to the board of directors of the Company to (a) amend the Arrangement Agreement or Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement in any manner not inconsistent with an applicable order of the Court, and (b) subject to the terms of the Arrangement Agreement to determine not to proceed with the Arrangement Agreement and Plan of Arrangement and to revoke this resolution at any time prior to the issuance of a certificate of arrangement giving effect to the Arrangement; and

4.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver any documents, agreements and instruments and to perform all such other acts and things as in such person’s opinion may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments and the doing of any such act or thing.

A-1

SCHEDULE “B”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

PURSUANT TO THE ARRANGEMENT AGREEMENT DATED

FEBRUARY 5, 2010 BETWEEN EXETER RESOURCE CORPORATION

AND EXTORRE GOLD MINES LIMITED

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

“Act” means the Business Corporations Act (British Columbia), as amended;

“Adjusted Exercise Price” means:

(a)	in the case of the Options, the exercise price applicable thereto by multiplying the exercise price of the Option immediately prior to the Effective Time by the fraction A/B where:

(A)	is the volume weighted average trading price of the New Common Shares for the first five trading days preceding the Adjustment Measurement Date; and

(B)	is the volume weighted average trading price of the New Common Shares plus the volume weighted average trading price of the Newco Common Shares for the five trading days preceding the Adjustment Measurement Date, or such other price as the TSX may require.

(b)	in the case of the Newco Options, the exercise price applicable thereto by multiplying the exercise price of the related Option immediately prior to the Effective Time by the fraction A/B where:

(A)	is the volume weighted average trading price of the Newco Common Shares for the five trading days preceding the Adjustment Measurement Date; and

(B)	is the volume weighted average trading price of the Newco Common Shares plus the volume weighted average trading price of the New Common Shares for the five trading days preceding the Adjustment Measurement Date, or such other price as the TSX may require.

(c)	in the case of the New Warrants, the exercise price applicable thereto by multiplying the exercise price of the related Warrant immediately prior to the Effective Time by the fraction A/B where:

(A)	is the volume weighted average trading price of the New Common Shares for the first five trading days preceding the Adjustment Measurement Date; and

(B)	is the volume weighted average trading price of the New Common Shares plus the volume weighted average trading price of the Newco Common Shares for the five trading days preceding the Adjustment Measurement Date, or such other price as the TSX may require.

(d)	in the case of the Newco Warrants, the exercise price applicable thereto by multiplying the exercise price of the related Warrant immediately prior to the Effective Time by the fraction A/B where:

(A)	is the volume weighted average trading price of the Newco Common Shares for the five trading days preceding the Adjustment Measurement Date; and

(B)	is the volume weighted average trading price of the Newco Common Shares plus the volume weighted average trading price of the New Common Shares for the five trading days preceding the Adjustment Measurement Date, or such other price as the TSX may require.

“Adjustment Measurement Date” means the date which is five trading days following the date on which the Newco Common Shares commence trading on the TSX, or such other recognized stock exchange acceptable to Newco.

“Arrangement” means an arrangement to be effected under the provisions of section 288 of the Act, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, this Plan of Arrangement or at the direction of the Court;

“Arrangement Agreement” means the Arrangement Agreement dated February 5, 2010 between the Company and Newco to which this Schedule “A” is attached;

“Business Day” means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver, British Columbia;

“Class A Shares” means the common shares in the capital of the Company which are to be redesignated as “Class A Shares” of the Company pursuant to the terms of this Plan of Arrangement;

“Class B Shares” means the Class B Shares of the Company, which the Company will be authorized to issue upon the Arrangement becoming effective and which are to be issued, along with the New Common Shares, under the Arrangement to holders of Class A Shares in exchange for such Class A Shares;

“Common Shares” means the common shares in the capital of the Company immediately prior to the Effective Time;

“Company” means Exeter Resource Corporation, a company organized under the laws of British Columbia;

“Company Note” means the demand, non-interest bearing promissory note to be issued by the Company to Newco having a principal amount and fair market value equal to the aggregate fair market value of the Class B Shares;

“Court” means the Supreme Court of British Columbia;

“Dissenting Shareholders” means Shareholders who have properly exercised their rights of dissent pursuant to Article 4 of this Plan of Arrangement.

“Effective Date” means the date upon which the Plan of Arrangement becomes effective in accordance with the Act;

“Effective Time” means the time on the Effective Date the documents required to give effect to the Arrangement pursuant to section 292 of the Act are recorded as filed with the Registrar;

“Final Order” means the final order of the Court approving the Arrangement;

“Information Circular” means the management information circular of the Company to be prepared and sent to the Shareholders in connection with the Meeting, and any supplements thereto;

“Meeting” means the special meeting of the Shareholders to be held to consider, among other matters, the Arrangement, and any adjournment or postponement thereof;

“Newco” means Extorre Gold Mines Limited, a company incorporated under the federal laws of Canada;

“New Common Shares” means the common shares in the capital of the Company, which the Company will be authorized to issue upon the Arrangement becoming effective and which are to be issued, along with the Class B Shares, under the Arrangement to holders of Class A Shares in exchange for such Class A Shares;

“New Warrants” means the common share purchase warrants of the Company to be issued pursuant to the Arrangement in exchange for the Warrants entitling the holders thereof to purchase New Common Shares;

“Newco Option Commitment” means the covenant of Newco to issue one Newco Option to each Optionholder for each Option held thereby on the Effective Date in accordance with the terms hereof;

“Newco Common Shares” means the common shares of Newco;

“Newco Note” means the demand, non-interest bearing promissory note to be issued by Newco to the Company having a principal amount and aggregate fair market value equal to the aggregate fair market value of the Newco Preferred Share;

“Newco Preferred Share” means the preferred share of Newco having a value equal to the fair market value of the Transferred Assets net of the fair market value of the Newco Option Commitment at the moment of transfer which is to be issued by Newco to the Company pursuant to the Purchase Agreement in consideration for the transfer by the Company to Newco of the Transferred Assets;

“Newco Option Plan” means the stock option plan of Newco;

“Newco Options” means the stock options of Newco issuable under the Newco Option Plan entitling the holders thereof to purchase Newco Common Shares;

“Newco Warrants” means the common share purchase warrants of Newco to be issued pursuant to the Arrangement entitling holders thereof to purchase Newco Common Shares;

“Option Plan” means the stock option plan of the Company dated January 21, 2004, as amended;

“Optionholders” means the holders of the Options;

“Options” means the stock options granted pursuant to the Option Plan that are outstanding immediately prior to the Effective Time, and thereafter adjusted in accordance with the terms of the Plan of Arrangement, as the context so requires;

“Person” means any individual, partnership, limited partnership, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, or governmental entity or agency, however designated or constituted;

“Plan of Arrangement” means this plan of arrangement and any amendment or variation hereto made in accordance with section Error! Reference source not found. of the Arrangement Agreement;

“Registrar” means the registrar appointed under section 400 of the Act;

“Purchase Agreement” means the purchase and sale agreement to be entered into by and between the Company and Newco on or before the Effective Date pursuant to which the Company shall agree to transfer to Newco the Transferred Assets;

“Securityholders” means, collectively, the Shareholders, Optionholders and Warrantholders;

“Shareholder” or “holder of shares” means a registered or beneficial holder of Common Shares on the Effective Date;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Transferred Assets” means all of the shares of Cognito Limited and Estelar Resources Limited owned by the Company, together with necessary working capital, to be transferred by the Company to Newco prior to the Effective Time pursuant to the Purchase Agreement;

“TSX” means the Toronto Stock Exchange;

“Warrantholders” means the holders of the Warrants; and

“Warrants” means the share purchase warrants of the Company exercisable to acquire Common Shares that are outstanding immediately prior to the Effective Time.

1.2 Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof’ and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

1.3 Number

In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE 2

GOVERNING AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 Binding Effect

The Arrangement shall be binding upon the Company, Newco and the Securityholders on and from the Effective Time.

ARTICLE 3

ARRANGEMENT

3.1 The Arrangement

At the Effective Time, the following will occur and will be deemed to occur in the following order without any further act or formality:

(a)	the Common Shares held by Dissenting Shareholders shall be deemed to have been transferred to the Company and the Dissenting Shareholders shall cease to have any rights as shareholders of the Company other than the right to be paid the fair value of their Common Shares in accordance with Article 4;

(b)	the notice of articles and articles of the Company shall be amended to:

(i)	change the designation of the existing “common shares” to “Class A Shares” and to change the rights, privileges, restrictions and conditions attached thereto, whether issued or unissued, so that the rights, privileges, restrictions and conditions attached thereto shall be as set out in Appendix 1 attached hereto;

(ii)	create a new class of shares designated as “common shares” (being the New Common Shares), in an unlimited number, having the rights, privileges, restrictions and conditions set out in Appendix 1 attached hereto; and

(iii)	create a new class of shares designated as “Class B Shares”, in an unlimited number, having the rights, privilege, restrictions and conditions set out in Appendix 1 attached hereto;

(c)	the Company’s central securities register for the “common shares” shall be redesignated as the central securities register for the renamed and redesignated “Class A Shares”;

(d)	each Class A Share issued and outstanding on the Effective Date (other than shares held by Dissenting Shareholders) will be deemed to be exchanged (without any action on the part of the holder of the Class A Shares) for one New Common Share and one Class B Share.

No other consideration will be received by any holder of the Class A Shares. The Company will not file a joint election under subsection 85(1) of the Tax Act with any holder of Class A Shares in respect of this share exchange.

The aggregate stated capital of the New Common Shares and Class B Shares will not exceed the paid-up capital of the Class A Shares immediately before the exchange and will be determined based on the proportion that the fair market value of the New Common Shares or the Class B Shares, as the case may be, is of the fair market value of all New Common Shares and Class B Shares issued on the exchange.

Each Shareholder shall be deemed to cease to be the holder of the Class A Shares so exchanged, shall cease to have any rights with respect to such Class A Shares and shall be deemed to be the holder of the number of New Common Shares and Class B Shares issued to such Shareholder. The name of such Shareholder shall be removed from the central securities register for Class A Shares in respect of the Class A Shares so exchanged and shall be added to the central securities register of the New Common Shares and the Class B Shares, respectively, so issued to such Shareholder; each holder of the Class A Shares thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such shares as described above;

(e)	the Class A Shares, which were exchanged for the New Common Shares and the Class B Shares, shall be cancelled and the appropriate entry shall be made in the Company’s central securities registry;

(f)	each Optionholder shall be granted a Newco Option for every Option held thereby in anticipation of the Newco Option Commitment contemplated in paragraph (i) below. Each holder of a Newco Option will be entitled to receive, upon exercise of the Newco Option, that number of Newco Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Option immediately prior to the Effective Time, at the Adjusted Exercise Price. Furthermore, each outstanding Option shall be adjusted such that the holder will be entitled to receive, upon exercise of the Option, that number of New Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the Option immediately prior to the Effective Time, at the Adjusted Exercise Price;

(g)	each Warrantholder shall be granted a Newco Warrant for every Warrant held thereby. Each holder of a Newco Warrant will be entitled to receive, upon exercise of the Newco Warrant, that number of Newco Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Warrant immediately prior to the Effective Time, at the Adjusted Exercise Price. Furthermore, each Warrantholder shall be granted a New Warrant in exchange for each Warrant held thereby, each New Warrant entitling the holder to receive, upon exercise of the New Warrant, that number of New Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Warrant immediately prior to the Effective Time, at the Adjusted Exercise Price. Save and except as otherwise agreed to by the Company and the Warrantholders, the term to expiry, conditions to and manner of exercising, the status under applicable laws, and all other terms and conditions of the New Warrants and the Newco Warrants will otherwise be unchanged from those contained in or otherwise applicable to the related Warrant;

(h)	each holder of Class B Shares will be deemed to transfer, with good and marketable title free and clear of all encumbrances, all such shares to Newco and shall cease to have any rights with respect to such Class B Shares. As consideration for the Class B Shares transferred to it, Newco will issue to each such holder, one Newco Common Share for each Class B Share exchanged by it. Each holder of the Class B Shares thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such shares as described above. Newco will not file a joint election under subsection 85(1) of the Tax Act with any holder of Class B Shares in respect of this share transfer.

The stated capital account maintained in respect of the Newco Common Shares shall be increased by an amount equal to the paid-up capital of the transferred Class B Shares. In connection with such sale and transfer, each holder of Class B Shares so sold and transferred shall be deemed to cease to be the holder of the Class B Shares so sold and transferred and shall become the holder of the number of Newco Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of the Class B Shares in respect of the Class B Shares so sold and transferred and shall be added to the central securities register of Newco as the holder of the number of the Newco Common Shares so issued to such holder, and Newco shall be and shall be deemed to be the transferee of the Class B Shares so transferred and the name of Newco shall be entered in the central securities register of the Class B Shares so sold and transferred to Newco;

(i)	the Company will be deemed to have sold and transferred the Transferred Assets to Newco in consideration for the Newco Option Commitment and the issuance by Newco of the Newco Preferred Share having a fair market value equal to the fair market value of the Transferred Assets net of the fair market value of the Newco Option Commitment at the moment of transfer. The Company shall be added to the central securities register of Newco in respect of the Newco Preferred Share so issued. The Company shall take all such actions and deliver all such documents as may be required to convey title to the Transferred Assets to Newco.

The Company will jointly elect with Newco, in prescribed form and within the time referred to in subsection 85(6) of the Tax Act to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of the Transferred Assets by the Company to Newco. The agreed amount in respect of such transfer will be an amount that will not exceed the fair market value of the Transferred Assets so transferred by the Company and not less than the Company’s cost of the Transferred Assets under the Tax Act.

The addition to the stated capital in respect of the Newco Preferred Share issued by Newco as consideration of the transfer of the Transferred Assets will be the aggregate of the agreed amount under subsection 85(1) in respect of such transfer, less the fair market value of the Newco Option Commitment;

(j)	the Company will purchase for cancellation the Class B Shares held by Newco in consideration for the issuance by the Company to Newco of the Company Note having a principal amount and fair market value equal to the aggregate fair market value of the Class B Shares purchased for cancellation. The repurchased Class B Shares shall be cancelled and the appropriate entry made on the central securities register for the Class B Shares;

(k)	Newco will redeem the Newco Preferred Share held by the Company in consideration for the issuance by Newco to the Company of the Newco Note having a principal amount and fair market value equal to the aggregate fair market value of the Newco Preferred Share so redeemed. The redeemed Newco Preferred Share shall be cancelled and the appropriate entry made on the central securities register for the Newco Preferred Share;

(l)	the Company will pay the principal amount of the Company Note by transferring to Newco the Newco Note which will be accepted by Newco as full payment, satisfaction and discharge of Company’s obligation under the Company Note and simultaneously, Newco will pay the principal amount of the Newco Note by transferring to the Company the Company Note which will be accepted by the Company as full payment, satisfaction and discharge of Newco’s obligation under the Newco Note. The Company Note and the Newco Note will both thereupon be cancelled;

(m)	Newco shall, pursuant to the post-amble in the definition of “public corporation” in subsection 89(1) of the Tax Act, elect in its return of income for its first taxation year to have been a public corporation from the beginning of such year;

(n)	the Company’s notice of articles and articles shall be amended to:

(i)	cancel the class of shares designated as “Class A Shares”, none of which will be issued and outstanding at such time in accordance with the Plan of Arrangement;

(ii)	cancel the class of shares designated as “Class B Shares”, none of which will be issued and outstanding at such time in accordance with the Plan of Arrangement; and

(iii)	delete the rights, privileges, restrictions and conditions attached to the New Common Shares as set in Appendix 1 attached to the Plan of Arrangement, whether issued or unissued.

(o)	those persons listed in Appendix 2 to the Plan of Arrangement will be added as directors of Newco; and

(p)	the By-laws of Newco will be the By-laws set out in Appendix 3 to this Plan of Arrangement, and such By-laws are hereby deemed to have been confirmed by the shareholders of Newco.

3.2 Deemed Fully Paid and Non-Assessable Shares

All New Common Shares and Class B Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the Act.

3.3 Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, both of the Company and Newco shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, exchange, transfer, redemption or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefore, any necessary addition to or deletions from share registers or other registries.

ARTICLE 4

RIGHTS OF DISSENT

4.1 Rights of Dissent

(a)	Holders of Common Shares may exercise rights of dissent in connection with the Arrangement with respect to their Common Shares pursuant to and in the manner set forth in Part 8 - Division 2 of the Act as modified by the Interim Order and this section 4.1 (the “Dissent Rights”), provided that, notwithstanding subsection 242 of the Act, the written objection contemplated by subsection 242(2) of the Act must be received by the Company not later than 4:00 p.m. (Vancouver time) on the date which is two Business Days immediately preceding the Meeting.

(b)	Holders of Common Shares who duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have irrevocably transferred their Common Shares to the Company, without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances and immediately thereafter such Common Shares will be, and will be deemed to be, cancelled and the former holders of such Common Shares shall cease to have any rights as former holders of Common Shares other than their right to be paid fair value for their Common Shares.

(c)	Shareholders who exercise, or purport to exercise, Dissent Rights, and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time and shall receive, and be entitled to receive, only the consideration for each Common Share on the basis set forth in Article 3.

4.2 Holders

In no circumstances shall the Company, Newco or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of the Common Shares in respect of which such Dissent Rights are sought to be exercised, or is a beneficial holder of such Common Shares and complies with the dissent procedures set forth in Division 2 - Part 8 of the Act as may be modified by the Interim Order.

4.3 Recognition of Dissenting Shareholders

Neither the Company, Newco nor any other Person shall be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Common Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the register of holders of Common Shares maintained by or on behalf of the Company.

4.4 Dissent Right Availability

A Shareholder is not entitled to exercise Dissent Rights with respect to Common Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder, to vote) or in the case of a beneficial holder caused, or is deemed to have caused, the registered shareholder to vote, in favour of the Arrangement at the Meeting.

4.5 Reservation of Newco Common Shares

If a Shareholder exercises the Dissent Right, the Company shall on the Effective Date set aside and not distribute that portion of Newco Common Shares, which are attributable to the Class A Shares for which Dissent Rights have been exercised. If a Shareholder exercises the Dissent Right, but, does not properly comply with the dissent procedures or, subsequent to giving his or her notice of dissent, acts inconsistently with such dissent, then the Company shall distribute to such Shareholder his or her pro rata portion of the Newco Common Shares. If a Shareholder duly complies with the dissent procedures, then the Company shall retain the portion of Newco Common Shares attributable to such Shareholder (the “Non-Distributed Shares”), and the Non-Distributed Shares will be dealt with as determined by the board of directors of the Company in its discretion.

ARTICLE 5

CERTIFICATES AND DOCUMENTATION

5.1 Class A Share Certificates

Recognizing that the common shares of the Company issued and outstanding prior to the Effective Time will be redesignated the “Class A Shares” and that they will be cancelled upon the exchange of the Class A Shares for the New Common Shares and Class B Shares, the Company will not issue any new share certificates representing the Class A Shares.

5.2 Class B Share Certificates

Recognizing that all of the Class B Shares issued to the Shareholders will immediately be transferred to Newco in exchange for Newco Common Shares, the Company will not issue certificates representing the Class B Shares.

5.3 Newco Preferred Share Certificates

Recognizing that the Newco Preferred Share issued to the Company will immediately be purchased for cancellation by Newco in exchange for the Newco Note, Newco will not issue a certificate representing the Newco Preferred Share.

5.4 New Common Share Certificates

From and after the Effective Time, share certificates representing Class A Shares not deemed to have been cancelled pursuant to Article 4 shall for all purposes be deemed to be share certificates representing New Common Shares and no new share certificates shall be issued with respect to the New Common Shares issued in connection with the Arrangement. Any Class A Shares traded after the Effective Time will represent New Common Shares as of the Effective Date and shall not carry any rights to receive Newco Common Shares.

5.5 Newco Common Share Certificates

As soon as practicable after the Effective Time, Newco shall cause to be issued to the registered holders of Newco Common Shares at the Effective Time on the Effective Date, share certificates representing the number of the Newco Common Shares to which such holders are entitled following the Effective Date and shall cause such certificates to be delivered or mailed to such holders in accordance with the terms hereof.

5.6 Newco Options

A holder of Options at the Effective Time shall be entitled to receive a certificate or other instrument representing the Newco Options to which such holder is entitled as soon as practical after the Effective Date upon delivery to the Company of such documents and instruments as the Company may reasonably require. The Company shall cause such certificate or other instrument to be delivered or mailed to such holder to the last address of such holder, as registered in the books and records of the Company.

5.7 Exchange of Warrants

A Warrantholder at the Effective Time shall be entitled to receive a certificate or other instrument representing the New Warrants and Newco Warrants to which such holder is entitled as soon as practical after the Effective Date upon delivery to the Company of such documents and instruments as the Company may reasonably require, and each and every certificate, document, agreement or other instrument, if any, formerly representing the Warrants shall be and shall be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality. The Company shall cause such certificate or other instrument to be delivered or mailed to such holder to the last address of each former Warrantholder, as registered in the books and records of the Company.

5.8 Fractional Securities

Any fractional securities issuable pursuant to the Arrangement, including on exercise or conversion, will be rounded down to the nearest whole number.

ARTICLE 6

AMENDMENT

6.1 Amendment

(a)	The Company reserves the right to amend, vary and/or supplement this Plan of Arrangement at any time from time to time, whether before or after the Interim Order or the Final Order, provided that any amendment, variation, or supplement must be contained in a written document which is filed with the Court and, if made following the Meeting, approved by the Court and communicated to any Persons in the manner required by the Court;

(b)	Any amendment, variation or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Meeting without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Meeting, will become part of this Plan of Arrangement for all purposes;

(c)	Any amendment, variation or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting will be effective only if it is consented to by the Company and Newco;

(d)	Any amendment, variation or supplement to this Plan of Arrangement may be made following the Effective Time on the Effective Date unilaterally by the Company, provided that it concerns a matter which, in the reasonable opinion of Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of shares of the Company or Newco; and

(e)	This Plan of Arrangement may be withdrawn by the Company prior to the Effective Time.

6.2 Termination

Notwithstanding any prior approvals by the Court or by Shareholders, the board of directors of the Company may decide in their sole discretion not to proceed with the Arrangement and to revoke the Arrangement resolution adopted at the Meeting at any time prior to the Effective Time, without further approval of the Court or the Shareholders.

APPENDIX 1 TO THE PLAN OF ARRANGEMENT

PART 27

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING

TO THE COMMON SHARES

27.1 Voting.

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company (other than a separate meeting of the holders of another class of shares) and shall have one vote for each Common Share held.

27.2 Dividends.

(a)	Subject to the prior rights of the holders of the Class B Shares with respect to the payment of dividends, the holders of the Common Shares shall be entitled to receive and the Company shall pay thereon, as and when declared by the Directors of the Company out of the monies of the Company properly available for the payment of dividends, dividends in such amount and in such form as the Directors of the Company may from time to time determine. The Directors shall be entitled from time to time in their discretion to declare dividends on any class of Common shares to the exclusion of the other class of Common shares and vice-versa.

(b)	No dividends shall be declared or paid on the Common Shares unless the Directors are satisfied that after the payment thereof the Company would be able to redeem from the net assets of the Company all of the Class B Shares then outstanding at their Aggregate Redemption Price (hereinafter defined).

27.3 Participation on Winding up.

In the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled, subject to the prior rights of the holders of the Class B Shares, to receive equally, share for share, the remaining property and assets of the Company.

PART 28

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING

TO THE CLASS A SHARES

28.1 Voting.

The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company (other than a separate meeting of the holders of another class of shares) and shall have one vote for each Class A Share held.

28.2 Dividends.

(a)	Subject to the prior rights of the holders of the Class B Shares with respect to the payment of dividends, the holders of the Class A Shares shall be entitled to receive and the Company shall pay thereon, as and when declared by the Directors of the Company out of the monies of the Company properly available for the payment of dividends, dividends in such amount and in such form as the Directors of the Company may from time to time determine. The Directors shall be entitled from time to time in their discretion to declare dividends on any class of Common shares to the exclusion of the other class of Common shares and vice-versa.

(b)	No dividends shall be declared or paid on the Class A Shares unless the Directors are satisfied that after the payment thereof the Company would be able to redeem from the net assets of the Company all of the Class B Shares then outstanding at their Aggregate Redemption Price (hereinafter defined).

28.3 Participation on Winding up.

In the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class A Shares shall be entitled, subject to the prior rights of the holders of the Class B Shares, to receive equally, share for share, the remaining property and assets of the Company.

PART 29

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING

TO THE CLASS B SHARES

29.1 Voting.

The holders of the Class B Shares shall be entitled to receive notice of or to attend all meetings of shareholders of the Company (other than a separate meeting of the holders of another class of shares) and shall have one vote for each Class B Share held.

29.2 Dividends.

The holders of the Class B Shares shall be entitled to receive and the Company shall pay thereon, as and when declared by the Directors of the Company out of the monies of the Company properly available for the payment of dividends, dividends in such amount and in such form as the Directors may from time to time determine.

29.3 Participation on Winding up.

In the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class B Shares shall be entitled to receive rateably the Aggregate Redemption Price (as hereinafter defined) per share, before any assets of the Company shall be distributed to the holders of the Common and Class A Shares. After payment to the holders of the Class B Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property and assets of the Company.

29.4 Adjustments to Redemption Price of the Class B Shares.

(a)	In this Part:

(i)	“Affected Parties” means collectively the Company and the person or persons against whom an Authority issues or proposes to issue an Assessment;

(ii)	“Aggregate Redemption Price” means the Redemption Price of a Class B Share plus all accrued and unpaid dividends thereon;

(iii)	“Assessment” means an assessment or reassessment by an Authority with respect to the issuance of the Class B Shares that imposes or would impose a liability for tax on the basis of a determination or assumption that the fair market value of the Assets (as at the Effective Date) received as consideration for the issuance of the Class B Shares, less the value of any other consideration paid by the Company for such Assets, is different than the fair market value of the Class B Shares issued therefor;

(iv)	“Assets” means, with respect to the Class B Shares, the asset or assets which the Company purchased from the Vendors in consideration for the issuance of the Class B Shares;

(v)	“Authority” means the Federal Minister of National Revenue, Canada Revenue Agency or other competent taxing authority;

(vi)	“Effective Date” means, with respect to the Class B Shares, the day on which the Company purchased the Assets from the Vendors;

(vii)	“Redemption Price” means with respect to a Class B Share, the amount per share which is determined by the Directors to be equal to the amount obtained when the difference between the aggregate fair market value of the assets received by the Company as consideration for the issuance of such Class B Shares and the value of any non-share consideration paid by the Company as partial or total consideration for such assets is divided by the total number of Class B Shares issued as consideration for such assets; provided that the Redemption Price of the Class B Shares shall be subject to adjustment in accordance with this Part; and

(viii)	“Vendors” means the shareholder or shareholders to whom Class B Shares were issued as partial or total consideration for the Assets, any one of whom is a “Vendor”.

(b)	If at any time or from time to time after the Effective Date:

(i)	an Authority proposes to issue or issues an Assessment and the fair market value of the Assets or the fair market value of the Class B Shares assumed therein is accepted as correct by the Affected Parties; or

(ii)	the Assessment is disputed and a final settlement is reached with the Authority by the Affected Parties as to the fair market value of the Assets or the fair market value of the Class B Shares; or

(iii)	a court of competent jurisdiction determines that the fair market value of the Assets was different than the fair market value of the Class B Shares as at the Effective Date and no appeal from such determination has been filed and the relevant appeal period has expired; or

(iv)	a Vendor or the Company informs the other in writing that the fair market value of the Assets was different than the fair market value of the Class B Shares as at the Effective Date and the Vendors and the Company agree that such different amount is correct, then the fair market value of the Assets or of the Class B Shares, as the case may be, shall be deemed to be the value so determined and the Redemption Price of the Class B Shares shall be increased or decreased so that the fair market value of the Class B Shares shall be equal to the fair market value of the Assets, less the value of any other consideration paid by the Company for the Assets.

(c)	If some or all of the Class B Shares issued to the Vendors have been redeemed by the Company prior to the date of a downward adjustment of the then Redemption Price of the Class B Shares, the shareholder who held such shares at the time of their redemption shall forthwith pay to the Company, for each such Class B Share so redeemed, an amount equal to the difference between the Redemption Price of the Class B Shares at the time of redemption and the Redemption Price of the Class B Shares so adjusted. Such shareholder and the Company may agree that the total amount so payable to the Company may be paid by a corresponding downward adjustment of the Redemption Price of the Class B Shares of any remaining Class B Shares held by such shareholder or in cash or by the assumption or issuance of debt or any combination thereof.

(d)	If some or all of the Class B Shares issued to the Vendors have been redeemed by the Company prior to the date of an upward adjustment of the then Redemption Price of the Class B Shares, the Company shall forthwith pay to the shareholder who held such shares at the time of their redemption, for each such Class B Share so redeemed, an amount equal to the difference between the Redemption Price of the Class B Shares at the time of redemption and the Redemption Price of the Class B Shares so adjusted. Such shareholder and the Company may agree that the Company may pay the total amount so payable by a corresponding upward adjustment of the Redemption Price of the Class B Shares of any remaining Class B Shares held by such shareholder or in cash or by the assumption or issuance of debt.

(e)	The holders of Class B Shares from time to time on which dividends were declared in an amount stated to have been determined in relation to the Redemption Price of the Class B Shares shall repay to the Company an amount in cash equal to the amount of the excess dividends declared on such holder’s shares before the date of a downward adjustment of the Redemption Price of the Class B Shares. The Company shall pay to the holders of Class B Shares from time to time on which dividends were declared in an amount stated to have been determined in relation to the Redemption Price of the Class B Shares an amount in cash equal to the deficiency in the amount of the dividends declared on such holder’s shares before the date of an upward adjustment of the Redemption Price of the Class B Shares.

(f)	Any adjustments pursuant to the foregoing provisions shall be retroactive nunc pro tunc to the date of the issuance of the Class B Shares and to the date of the first and each subsequent redemption of Class B Shares.

29.5 Redeemable by the Company.

(a)	The Company may, upon giving notice as provided herein, redeem at any time the whole, or from time to time, any part of the Class B Shares then outstanding on payment of the Aggregate Redemption Price for each share to be redeemed.

(b)	If only part of the Class B Shares is at any time to be redeemed, the shares to be redeemed shall be selected by the Directors in their absolute discretion and need not be redeemed pro rata based on the shareholdings of such class.

(c)	If the Company desires to redeem all or any part of the Class B Shares, the Company shall before the date specified for redemption (the “Redemption Date”), mail to each person who, at the date of mailing, is a registered holder of the Class B Shares to be redeemed a written notice (the “Redemption Notice”) thereof.

(d)	The Redemption Notice shall be forwarded by registered, certified or first class mail, postage prepaid and addressed to each such holder at the holder’s address as it appears on the books of the Company. If the address of any such holder does not appear on the books of the Company, the Redemption Notice shall be mailed to the last known address of such holder. The accidental failure to mail the Redemption Notice to one or more such holders shall not affect the validity of the redemption.

(e)	The Redemption Notice shall set out the Aggregate Redemption Price, the Redemption Date and, if only part of the Class B Shares held by such holder is to be redeemed, the number thereof so to be redeemed.

(f)	On the Redemption Date, the Company shall pay, or cause to be paid, to or to the order of the registered holders of the Class B Shares to be redeemed, the Aggregate Redemption Price for each such share on presentation and surrender, at the Registered Office of the Company or any other place(s) in British Columbia designated in the Redemption Notice, of the certificate(s) for the Class B Shares called for redemption. Such Class B Shares shall thereupon be deemed to be redeemed and shall be cancelled.

(g)	If a part only of the shares represented by any certificate are redeemed, a new certificate for the balance shall be issued at the expense of the Company.

(h)	Payment of the Aggregate Redemption Price (less any amount required by law to be withheld by the Company) for the Class B Shares to be redeemed shall be made as determined by the Directors including by cheque payable to the holder thereof at par at any branch of the Company’s bankers in Canada. Such payment and cheque shall discharge all liability of the Company for the Aggregate Redemption Price, to the extent of the amount represented thereby, unless such cheque is not paid on due presentation.

(i)	From and after the Redemption Date the Class B Shares called for redemption shall cease to be entitled to receive dividends (as applicable) and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Aggregate Redemption Price shall not be made upon presentation of certificate(s) in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

(j)	The Company shall have the right, at any time on or after the date of the mailing of the Redemption Notice, to deposit the Aggregate Redemption Price of the Class B Shares called for redemption, or of such of the Class B Shares which are represented by certificate(s) which have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account maintained by the Company with any chartered bank or trust Company in British Columbia designated by the Company in the Redemption Notice (the “Trustee”) to be paid without interest to or to the order of the respective holders of such Class B Shares called for redemption upon presentation and surrender to the Trustee of the certificate(s) representing such shares. Upon such deposit being made, the Class B Shares in respect of which such deposit shall have been made shall thereupon be deemed to be redeemed and shall be cancelled. The rights of the holders thereof after such deposit shall be limited to receiving without interest their proportionate part of the total amount so deposited against presentation and surrender to the Trustee of the certificate(s) representing the Class B Shares to be redeemed. Any interest allowed on any such deposit shall belong to the Company.

(k)	Notwithstanding the foregoing, the holders of the Class B Shares to be redeemed may waive notice of any such redemption by written instrument(s).

(l)	Notwithstanding anything contained in this Part, the Company shall be under no obligation to redeem any Class B Shares to the extent that such redemption would, in the reasonable opinion of the Directors, be in violation of the laws of the Province of British Columbia or any other applicable law.

(m)	Any redemption monies that are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remains unclaimed (including monies held on deposit to a special account) for a period of six years from the Redemption Date shall be forfeited to the Company.

29.6 Retractable by the Holder.

(a)	Any holder of Class B Shares may, at the holder’s option, at any time after giving notice as provided herein, require the Company to redeem at any time the whole or from time to time any part of the Class B Shares held by the holder by payment of the Aggregate Redemption Price for each share to be redeemed.

(b)	If a holder of Class B Shares desires the Company to redeem any of the holder’s Class B Shares, the holder shall, at least 60 days before the date specified for redemption (the “Retraction Date”), give to the Company, at its Registered Office, written notice thereof (the “Retraction Notice”).

(c)	The Retraction Notice shall set out the Retraction Date and, if only part of the Class B Shares held by such shareholder is to be redeemed, the number thereof so to be redeemed.

(d)	On the Retraction Date, the Company shall pay or cause to be paid, to the order of the registered holder of the Class B Shares to be redeemed, the Aggregate Redemption Price for each such share, on presentation and surrender at the Registered Office of the Company of the certificate(s) for such shareholder’s Class B Shares to be redeemed.

(e)	Payment of the Aggregate Redemption Price (less any amount required by law to be withheld by the Company) for the Class B Shares to be redeemed shall be made as determined by the Directors including by cheque payable to the holder thereof at par at any branch of the Company’s bankers in Canada. Such payment and cheque shall discharge all liability of the Company for the Aggregate Redemption Price, to the extent of the amount represented thereby, unless such cheque is not paid on due presentation. Such Class B Shares shall thereupon be deemed to be redeemed and shall be cancelled.

(f)	From and after the Retraction Date, the Class B Shares so redeemed shall cease to be entitled to receive dividends (as applicable) and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Aggregate Redemption Price shall not be made upon presentation of certificate(s) in accordance with the foregoing provisions, in which case the rights of the holder shall remain unaffected.

(g)	If a part only of the shares represented by any certificate are redeemed, a new certificate for the balance shall be issued at the expense of the Company.

(h)	If a holder of Class B Shares gives a Retraction Notice but fails to present the certificate(s) for such holder’s Class B Shares to be redeemed on the Retraction Date, the Retraction Notice given by such holder shall be null and void and the Company shall have no obligation to make the redemption called for in the Retraction Notice. Notwithstanding the foregoing, the Company shall have the right to proceed with the redemption notwithstanding such failure. If the Company elects to proceed, the Company shall deposit the Aggregate Redemption Price for the Class B Shares to be redeemed in a special account maintained by the Company with a Trustee, to be paid without interest to or to the order of the holder of such Class B Shares upon presentation and surrender to the Trustee of the certificate(s) representing such shares. Upon such deposit being made, the Class B Shares in respect of which such deposit shall have been made shall thereupon be deemed to be redeemed and shall be cancelled. The rights of the holder thereof after such deposit shall be limited to receiving without interest the amount so deposited against presentation and surrender to the Trustee of the certificate(s) representing the Class B Shares to be redeemed. Any interest allowed on any such deposit shall belong to the Company.

(i)	If the Company shall fail to redeem any Class B Shares required to be redeemed by it within 30 days of the Retraction Date, then until such time as the Company shall have redeemed all such shares so called for redemption, the dividend payable to the holders of the Class B Shares to be redeemed shall thereafter be preferential and cumulative computed from the Retraction Date.

(j)	Notwithstanding anything contained in this Part, the Company shall be under no obligation to redeem any Class B Shares to the extent that such redemption would, in the reasonable opinion of the Directors, be in violation of the laws of the Province of British Columbia or any other applicable law.

(k)	Any redemption monies that are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remains unclaimed (including monies held on deposit to a special account) for a period of six years from the Retraction Date shall be forfeited to the Company.

29.7 Specified Amount.

For purposes of subsection 191(4) of the Income Tax Act (Canada), the specified amount in respect of the Class B Shares shall be equal to the Redemption Price, which shall be determined by the Directors at the time of the issuance of the Class B shares.

APPENDIX 2 TO THE PLAN OF ARRANGEMENT

The Directors of Extorre Gold Mines Limited

Bryce Roxburgh

Yale Simpson

Louis Montpellier

Robert Reynolds

Ignacio Celorrio

Eric Roth

APPENDIX 3 TO THE PLAN OF ARRANGEMENT

BY-LAW NO. 1 OF

EXTORRE GOLD MINES LIMITED

(the “Corporation”)

PART 1

INTERPRETATION

1.01 Definitions

In this by-law, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;

“articles” means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

“auditor” means the auditor of the Corporation;

“board” means the board of directors of the Corporation;

“by-law” means a by-law of the Corporation;

“Corporation” means Extorre Gold Mines Limited;

“director” means a director of the Corporation;

“electronic document” means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

“officer” has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;

“proxyholder” means a person holding a valid proxy for a shareholder;

“shareholder” means a shareholder of the Corporation; and

“voting person” means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02 Number, Gender and Headings

In this by-law, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.03 By-law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.04 Computation of Time

The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) and any statute that may be substituted for it, as amended from time to time.

PART 2

DIRECTORS

2.01 Notice of Meeting

Any director may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors. Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting. Notices of board meetings shall be given in accordance with Section 7.01 no less than 48 hours before the time of the meeting, except that notices sent by mail shall be sent no less than 5 days before the day of the meeting.

The board may appoint, by resolution, dates, times and places for regular meetings of the board. A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.

2.02 Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.03 Place of Meeting

A meeting of the board may be held at any place within or outside Canada.

2.04 Quorum for Board Meetings

At any meeting of the board, a quorum for the transaction of business shall be a majority of the number of directors in office from time to time.

The board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act is present.

2.05 Participation by Communications Facility

A director may, in accordance with the Act and if all directors consent, participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting shall be deemed to be present at that meeting.

2.06 Chair of Board Meetings

The chair of the board shall preside as chair of all meetings of the board. If there is no chair of the board or if the chair is not present or is unwilling to act as chair of a board meeting, then the president of the Corporation, if present, and a director and willing to act, shall preside as chair of the meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.

2.07 Votes at Board Meetings

Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority of the votes cast. The chair of the meeting shall have a second or casting vote.

2.08 Committees

Subject to the provisions of the Act and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.

2.09 Officers

Each officer shall hold office at the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

PART 3

MEETINGS OF SHAREHOLDERS

3.01 Notice of Shareholders’ Meetings

The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, each director and the auditor. Subject to any applicable securities law or policy, such notice shall be given no less than 21 days and no more than 60 days before the meeting if the Corporation is a distributing corporation (as defined in the Act) or no less than 10 days and no more than 60 days before the meeting if the Corporation is not a distributing corporation.

3.02 Quorum at Meetings of Shareholders

A quorum at meetings of shareholders consists of one or more voting persons present and authorized to cast in the aggregate not less than one-twentieth of the total votes attaching to all shares carrying the right to vote at that meeting.

3.03 Chair of Shareholder Meetings

The chair of the board shall preside as chair of all meetings of shareholders. If there is no chair of the board or the chair of the board is not present or is unwilling to act as chair of a shareholder meeting, then the president of the Corporation shall preside as chair of the meeting if present and willing to act. In any other case, the directors present shall choose one of their number to be the chair of the meeting.

3.04 Voting

Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct. If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion. Subject to compliance with the Act, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose. Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.05 Scrutineers

The chair of a meeting of shareholders may appoint for that meeting 1 or more scrutineers, who need not be voting persons.

3.06 Who May Attend Shareholders’ Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and the president, if any, as well as others permitted by the chair of the meeting.

3.07 Participation By Communication Facility

Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of the shareholders called by either the directors or the shareholders may be held entirely by means of such a telephonic, electronic or other communications facility that permits all participants to communicate adequately which each other during the meeting if the directors or shareholders calling the meeting so determine.

3.08 Adjournments

The chair of the meeting may and shall, if so directed by the meeting, adjourn the meeting form time to time and from place to place but no business shall be transacted at the adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

PART 4

SECURITY CERTIFICATES, PAYMENTS

4.01 Certificates

Security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

4.02 Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder’s address as shown in the records of the Corporation, unless that holder otherwise directs in writing. The mailing of a cheque as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.

4.03 Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.04 Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.05 Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

4.06 Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.

4.07 Interest Fractions

No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.

4.08 Fractional Security or Property

If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.

PART 5

SIGNATORIES, INFORMATION

5.01 Signatories

Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a) any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b) any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.02 Facsimile Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.03 Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

PART 6

PROTECTION AND INDEMNITY

6.01 Transactions with the Corporation

No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.

6.02 Limitation of Liability

Subject to any applicable statutory provisions, no director or officer and no other individual who acts at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other person;

(b)	joining in any receipt or other act for conformity;

(c)	any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;

(d)	the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are invested;

(e)	any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

(f)	any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)	any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.

6.03 Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.04 Indemnity of Directors and Officers

Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

(a)	shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity (and each such individual’s respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(i)	the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(ii)	in the case of a criminal or administrative action or proceeding that s enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and

(b)	shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 6.04(a) in accordance with the Act.

Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 6.04(a) by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.

6.05 Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

PART 7

NOTICES

7.01 Procedure for Giving Notices

Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the by-laws or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, if the person consents, provided by electronic document in accordance with the Act. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Any notice so delivered shall be deemed to have been received when it is delivered personally or at the address as aforesaid. Any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.

7.02 Notices to Successors in Title

Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

7.03 Notice to Joint Securityholders

Notice to one joint securityholder is sufficient notice to all of them. Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.

7.04 Facsimile Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.

7.05 Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been given shall be valid even if:

(a)	by accident, notice was not given to any person;

(b)	notice was not received by any person; or

(c)	there was an error in a notice that did not affect the substance of the notice.

7.06 Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.

PART 8

REPEAL OF FORMER BY-LAWS

8.01 Former By-laws May be Repealed

The board may repeal one or more by-laws by passing a by-law that contains provisions to that effect.

BY-LAW NO. 2

A BY-LAW RESPECTING THE BORROWING OF MONEY

PART 1

1.01 In addition to, and without limiting such other powers which the Corporation may by law possess, the Directors of the Corporation may without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)	give a guarantee or indemnity on behalf of the Corporation to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

The words “debt obligation” as used in this paragraph mean a bond, debenture, note or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured.

1.02 The Directors may from time to time by resolution delegate the powers conferred on them by paragraph 1 of this by-law to a Director, a committee of Directors or an officer of the Corporation.

1.03 The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any powers to borrow money for the purposes of the Corporation possessed by its Directors or officers independently of a borrowing By-law.

SCHEDULE “C”

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made as of the 5th day of February, 2010.

BETWEEN:

EXETER RESOURCE CORPORATION, a company duly incorporated under the laws of British Columbia, having its head office at Suite 1260 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2

(hereinafter referred to as the “Company”)

AND:

EXTORRE GOLD MINES LIMITED, a company duly incorporated under the federal laws of Canada, having its head office at Suite 1260 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2

(hereinafter referred to as “Newco”)

WHEREAS:

A.	The Company and Newco intend to enter into the Purchase Agreement (as hereinafter defined) whereby the Company will agree to transfer to Newco the Transferred Assets (as hereinafter defined) in consideration for the Newco Preferred Share (as hereinafter defined) having an aggregate redemption price equal to the fair market value of the Transferred Assets.

B.	The Company and Newco have agreed to proceed with a proposed transaction by way of Plan of Arrangement (as hereinafter defined) whereby, among other things, a series of share exchanges will take place with the result that the shareholders of the Company will (other than on account of dissenting shareholders) will become shareholders of Newco and have the same percentage shareholding in each of the Company and Newco at the effective time of the Arrangement (as hereinafter defined).

C.	The Company proposes to have the shareholders of the Company consider the Arrangement on the terms set forth in the Plan of Arrangement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement including the recitals hereto the words and terms set out below have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, and rules and regulations promulgated thereunder.

“Act” means the Business Corporations Act (British Columbia), as amended;

“Agreement” means this arrangement agreement, including the appendices attached hereto, as supplemented or amended from time to time;

“Arrangement” means an arrangement to be effected under the provisions of section 288 of the Act, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with this Agreement, the Plan of Arrangement or at the direction of the Court;

“Business Day” means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver, British Columbia;

“Common Shares” means the common shares in the capital of the Company;

“Court” means the Supreme Court of British Columbia;

“Dissenting Shareholders” means Shareholders who have properly exercised their rights of dissent pursuant to Article 4 of the Plan of Arrangement.

“Effective Date” means the date upon which the Plan of Arrangement becomes effective in accordance with the Act;

“Effective Time” means the time on the Effective Date the documents required to give effect to the Arrangement pursuant to section 292 of the Act are recorded as filed with the Registrar;

“Final Order” means the final order of the Court approving the Arrangement;

“Information Circular” means the management information circular of the Company to be prepared and sent to the Shareholders in connection with the Meeting, and any supplements thereto;

“Interim Order” means the order of the Court made pursuant to the petition therefore contemplated by section 2.4.1 hereof;

“Meeting” means the special meeting of the Shareholders to be held to consider, among other matters, the Arrangement, and any adjournment or postponement thereof;

“Newco” means Extorre Gold Mines Limited, a company incorporated under the federal laws of Canada;

“Newco Preferred Share” means the preferred share of Newco having a value equal to the fair market value of the Transferred Assets net of the fair market value of the Newco Option Commitment at the moment of transfer which is to be issued by Newco to the Company pursuant to the Purchase Agreement in consideration for the transfer by the Company to Newco of the Transferred Assets;

“Option Plan” means the stock option plan of the Company dated January 21, 2004, as amended;

“Optionholders” means the holders of the Options;

“Options” means the stock options granted pursuant to the Option Plan that are outstanding immediately prior to the Effective Time, and thereafter adjusted in accordance with the terms of the Plan of Arrangement, as the context so requires;

“Party” means a party to this Agreement and “Parties” means all of the parties to this Agreement;

“Plan of Arrangement” means the plan of arrangement that is attached as Schedule “A” hereto and any amendment or variation thereto;

“Person” means any individual, partnership, limited partnership, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, or governmental entity or agency, however designated or constituted;

“Purchase Agreement” means the purchase and sale agreement to be entered into by and between the Company and Newco on or before the Effective Date pursuant to which the Company shall agree to transfer to Newco the Transferred Assets;

“Registrar” means the registrar appointed under section 400 of the Act;

“Securityholders” means, collectively, the Shareholders, Optionholders and Warrantholders;

“Shareholders” means the holders of the Common Shares;

“Special Resolution” means a resolution passed by a majority of not less than two-thirds of the votes cast by Shareholders in respect of such resolution at the Meeting;

“Transferred Assets” means all of the shares of Cognito Limited and Estelar Resources Limited owned by the Company, together with necessary working capital, to be transferred by the Company to Newco at the Effective Time pursuant to the Purchase Agreement;

“TSX” means the Toronto Stock Exchange;

“Warrants” means the share purchase warrants of the Company exercisable to acquire Common Shares that are outstanding immediately prior to the Effective Time; and

“Warrantholders” means the holders of the Warrants.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof’, and “hereunder” and similar expressions refer to this Agreement (including any exhibits and schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Numbers, Et Cetera

Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, words importing the use of any gender shall include both genders; and words importing persons shall include firms, corporations, trusts and partnerships.

1.4 Dates for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to.

1.5 Entire Agreement

This Agreement, together with the exhibits, schedules, agreements and other documents herein or therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

1.6 Currency

All sums of money, which are referred to in this Agreement, are expressed in lawful money of Canada unless otherwise specified.

1.7 Schedules

The following Schedules are attached hereto and form a part hereof:

Schedule “A” - Plan of Arrangement

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement

The Company and Newco agree to effect the Arrangement on the terms and subject to the conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement.

2.2 Effective Date of Arrangement and Closing Matters

The Arrangement shall become effective at the Effective Time on the Effective Date. On the Effective Date the directors and officers of Newco will continue to hold the offices held immediately prior to the Effective Date.

2.3 Commitment to Effect Arrangement

Subject to the satisfaction of the terms and conditions contained in this Agreement, the Company and Newco shall each use all reasonable efforts and do all things reasonably required to cause the Arrangement to become effective on the Effective Date. Without limiting the generality of the foregoing, the Parties shall proceed forthwith to apply for the Interim Order and, upon obtainment thereof, the Company shall call the Meeting and mail the Information Circular to the Shareholders.

2.4 Court Approvals

2.4.1 As soon as is reasonably practicable after the date of execution of this Agreement, the Company shall:

(a)	file, proceed with and diligently prosecute an application to the Court for the Interim Order, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b)	subject to obtaining the approvals as contemplated by the Interim Order (including the approval of the Special Resolution by the Shareholders) and as may be directed by the Court in the Interim Order, file, proceed with and diligently prosecute an application for the Final Order which application shall be in form and substance satisfactory to the parties hereto.

2.4.2 The notice to the Court and related materials for the applications referred to in this section shall be in a form satisfactory to the Company and Newco prior to filing, and in the case of the application to the Court for the Interim Order, shall inform the Court that, based on the Court’s determination of the fairness of the Plan of Arrangement, the Company will rely on section 3(a)(10) of the 1933 Act for an exemption from the 1933 Act registration requirements with respect to the securities to be issued under the Plan of Arrangement. In order to ensure the availability of such exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Securityholders subject to the Arrangement;

(c)	the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Securityholders to whom securities will be issued;

(d)	the Company will ensure that each Securityholder will be given adequate and timely notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	the Securityholders will be advised that the securities issued in the Arrangement have not been registered under the 1933 Act and will be issued by the Company and Newco in reliance on the exemption from the registration requirements of the 1933 Act provided by section 3(a)(10) of the 1933 Act and may be subject to restrictions on resale under the securities laws of the United States, including, as applicable, Rule 144 under the 1933 Act with respect to affiliates of the Company and Newco after the Effective Time or within 90 days prior to the Effective Time;

(f)	the Interim Order will specify that each Securityholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as such Securityholder files and delivers an appearance within a reasonable time; and

(g)	the Final Order shall include a statement substantially to the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of the Company and Newco, pursuant to or in connection with the Plan of Arrangement.”.

2.5 Filing with Registrar

Subject to the rights of termination contained in Article 4 hereof, upon the Shareholders approving the Arrangement by Special Resolution in accordance with the provisions of the Interim Order, as applicable, and the Act, the Company obtaining the Final Order, and the other conditions contained in Article 3 hereof being complied with or waived, the Company shall make the filings with the Registrar pursuant to section 292 of the Act as necessary to effect the Arrangement.

2.6 Supplementary Actions

Both the Company and Newco shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events required in connection with the Arrangement, including without limitation, any resolutions of directors authorizing the issue, exchange, transfer, redemption or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefore, any necessary addition to or deletions from share registers or other registers whether before or after the Effective Date and shall cooperate with each other after the Effective Date as necessary to achieve the objectives of the Arrangement. Upon the Arrangement becoming effective, the Company and Newco shall exchange such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by this Agreement and the Plan of Arrangement.

ARTICLE 3

CONDITIONS

3.1 Mutual Conditions Precedent

The respective obligations of each party hereto to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions, none of which may be waived unilaterally by any Party in whole or in part:

(a)	the Arrangement, with or without amendment, shall have been approved at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to the Company and Newco;

(c)	the TSX shall have received notice of the Arrangement in accordance with their rules and policies, and shall have no objection to the Arrangement as of the Effective Date;

(d)	the TSX, or such other recognized stock exchange acceptable to Newco, shall have conditionally approved the listing of the Newco Common Shares issuable under the Arrangement, subject to compliance with the requirements of the TSX or such other stock exchange;

(e)	the transactions contemplated in the Purchase Agreement shall have been completed or deemed to be completed;

(f)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement;

(g)	all material regulatory requirements shall have been complied with and all other material consents, agreements, orders and approvals, including regulatory and judicial approvals and orders, necessary for the completion of the transactions provided for in this Agreement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances;

(h)	none of the consents, orders, regulations or approvals contemplated herein shall contain conditions or require undertakings or security deemed unsatisfactory or unacceptable by the Company or Newco, acting reasonably;

(i)	dissent rights shall not have been exercised prior to the Effective Date by holders of 0.5% or more of the Common Shares; and

(j)	this Agreement shall not have been terminated under Article 4.

3.2 Merger of Conditions

The conditions set out in section 3.1 shall be deemed conclusively to have been satisfied, waived or released at the Effective Time.

ARTICLE 4

AMENDMENT AND TERMINATION

4.1 Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before and after the holding of the Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to any restrictions under applicable law or contained in the Final Order, further notice to or authorization on the part of the Securityholders for any reason whatsoever.

4.2 Termination

This Agreement may, at any time before or after the holding of the Meeting but no later than the Effective Time, be terminated by resolution of the board of directors of the Company without further notice to, or action on the part of, its shareholders and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the board of directors of the Company to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

4.3 Effect of Termination

Upon termination of this Agreement, no Party shall have any liability or further obligation to any other Party hereunder.

ARTICLE 5

GENERAL

5.1 Assignment

No party may assign its rights or obligations under this Agreement or the Arrangement.

5.2 Expenses of the Arrangement

The Company will pay the costs, fees and expenses of the Arrangement incurred up to and including the Effective Date, and thereafter each Party will pay there respective costs, fees and expenses.

5.3 Notices

All notices which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of a senior officer at the addresses set forth on the first page hereof or at such other addresses as shall be specified by the Parties by like notice from time to time. Any notice so delivered shall be deemed to be delivered on the date of delivery to such address if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day.

5.4 Severable

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of the Agreement and shall be severable from this Agreement.

5.5 Binding Effect

This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

5.6 Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting the same.

5.7 Time of the Essence

Time is of the essence of this Agreement.

5.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

[EXECUTION PAGE FOLLOWS]

5.9 Counterparts

This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written.

EXETER RESOURCE CORPORATION

Per:
Authorized Signatory

EXTORRE GOLD MINES LIMITED

Per:
Authorized Signatory

SCHEDULE “A”

PLAN OF ARRANGEMENT UNDER SECTION 288

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

PURSUANT TO THE ARRANGEMENT AGREEMENT DATED

FEBRUARY 5, 2010 BETWEEN EXETER RESOURCE CORPORATION

AND EXTORRE GOLD MINES LIMITED

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

“Act” means the Business Corporations Act (British Columbia), as amended;

“Adjusted Exercise Price” means:

(a)	in the case of the Options, the exercise price applicable thereto by multiplying the exercise price of the Option immediately prior to the Effective Time by the fraction A/B where:

(A)	is the volume weighted average trading price of the New Common Shares for the first five trading days preceding the Adjustment Measurement Date; and

(B)	is the volume weighted average trading price of the New Common Shares plus the volume weighted average trading price of the Newco Common Shares for the five trading days preceding the Adjustment Measurement Date, or such other price as the TSX may require.

(b)	in the case of the Newco Options, the exercise price applicable thereto by multiplying the exercise price of the related Option immediately prior to the Effective Time by the fraction A/B where:

(A)	is the volume weighted average trading price of the Newco Common Shares for the five trading days preceding the Adjustment Measurement Date; and

(B)	is the volume weighted average trading price of the Newco Common Shares plus the volume weighted average trading price of the New Common Shares for the five trading days preceding the Adjustment Measurement Date, or such other price as the TSX may require.

(c)	in the case of the New Warrants, the exercise price applicable thereto by multiplying the exercise price of the related Warrant immediately prior to the Effective Time by the fraction A/B where:

(A)	is the volume weighted average trading price of the New Common Shares for the first five trading days preceding the Adjustment Measurement Date; and

(B)	is the volume weighted average trading price of the New Common Shares plus the volume weighted average trading price of the Newco Common Shares for the five trading days preceding the Adjustment Measurement Date, or such other price as the TSX may require.

(d)	in the case of the Newco Warrants, the exercise price applicable thereto by multiplying the exercise price of the related Warrant immediately prior to the Effective Time by the fraction A/B where:

(A)	is the volume weighted average trading price of the Newco Common Shares for the five trading days preceding the Adjustment Measurement Date; and

(B)	is the volume weighted average trading price of the Newco Common Shares plus the volume weighted average trading price of the New Common Shares for the five trading days preceding the Adjustment Measurement Date, or such other price as the TSX may require.

“Adjustment Measurement Date” means the date which is five trading days following the date on which the Newco Common Shares commence trading on the TSX, or such other recognized stock exchange acceptable to Newco.

“Arrangement” means an arrangement to be effected under the provisions of section 288 of the Act, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, this Plan of Arrangement or at the direction of the Court;

“Arrangement Agreement” means the Arrangement Agreement dated February 5, 2010 between the Company and Newco to which this Schedule “A” is attached;

“Business Day” means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver, British Columbia;

“Class A Shares” means the common shares in the capital of the Company which are to be redesignated as “Class A Shares” of the Company pursuant to the terms of this Plan of Arrangement;

“Class B Shares” means the Class B Shares of the Company, which the Company will be authorized to issue upon the Arrangement becoming effective and which are to be issued, along with the New Common Shares, under the Arrangement to holders of Class A Shares in exchange for such Class A Shares;

“Common Shares” means the common shares in the capital of the Company immediately prior to the Effective Time;

“Company” means Exeter Resource Corporation, a company organized under the laws of British Columbia;

“Company Note” means the demand, non-interest bearing promissory note to be issued by the Company to Newco having a principal amount and fair market value equal to the aggregate fair market value of the Class B Shares;

“Court” means the Supreme Court of British Columbia;

“Dissenting Shareholders” means Shareholders who have properly exercised their rights of dissent pursuant to Article 4 of this Plan of Arrangement.

“Effective Date” means the date upon which the Plan of Arrangement becomes effective in accordance with the Act;

“Effective Time” means the time on the Effective Date the documents required to give effect to the Arrangement pursuant to section 292 of the Act are recorded as filed with the Registrar;

“Final Order” means the final order of the Court approving the Arrangement;

“Information Circular” means the management information circular of the Company to be prepared and sent to the Shareholders in connection with the Meeting, and any supplements thereto;

“Meeting” means the special meeting of the Shareholders to be held to consider, among other matters, the Arrangement, and any adjournment or postponement thereof;

“Newco” means Extorre Gold Mines Limited, a company incorporated under the federal laws of Canada;

“New Common Shares” means the common shares in the capital of the Company, which the Company will be authorized to issue upon the Arrangement becoming effective and which are to be issued, along with the Class B Shares, under the Arrangement to holders of Class A Shares in exchange for such Class A Shares;

“New Warrants” means the common share purchase warrants of the Company to be issued pursuant to the Arrangement in exchange for the Warrants entitling the holders thereof to purchase New Common Shares;

“Newco Option Commitment” means the covenant of Newco to issue one Newco Option to each Optionholder for each Option held thereby on the Effective Date in accordance with the terms hereof;

“Newco Common Shares” means the common shares of Newco;

“Newco Note” means the demand, non-interest bearing promissory note to be issued by Newco to the Company having a principal amount and aggregate fair market value equal to the aggregate fair market value of the Newco Preferred Share;

“Newco Preferred Share” means the preferred share of Newco having a value equal to the fair market value of the Transferred Assets net of the fair market value of the Newco Option Commitment at the moment of transfer which is to be issued by Newco to the Company pursuant to the Purchase Agreement in consideration for the transfer by the Company to Newco of the Transferred Assets;

“Newco Option Plan” means the stock option plan of Newco;

“Newco Options” means the stock options of Newco issuable under the Newco Option Plan entitling the holders thereof to purchase Newco Common Shares;

“Newco Warrants” means the common share purchase warrants of Newco to be issued pursuant to the Arrangement entitling holders thereof to purchase Newco Common Shares;

“Option Plan” means the stock option plan of the Company dated January 21, 2004, as amended;

“Optionholders” means the holders of the Options;

“Options” means the stock options granted pursuant to the Option Plan that are outstanding immediately prior to the Effective Time, and thereafter adjusted in accordance with the terms of the Plan of Arrangement, as the context so requires;

“Person” means any individual, partnership, limited partnership, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, or governmental entity or agency, however designated or constituted;

“Plan of Arrangement” means this plan of arrangement and any amendment or variation hereto made in accordance with section 4.1 of the Arrangement Agreement;

“Registrar” means the registrar appointed under section 400 of the Act;

“Purchase Agreement” means the purchase and sale agreement to be entered into by and between the Company and Newco on or before the Effective Date pursuant to which the Company shall agree to transfer to Newco the Transferred Assets;

“Securityholders” means, collectively, the Shareholders, Optionholders and Warrantholders;

“Shareholder” or “holder of shares” means a registered or beneficial holder of Common Shares on the Effective Date;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Transferred Assets” means all of the shares of Cognito Limited and Estelar Resources Limited owned by the Company, together with necessary working capital, to be transferred by the Company to Newco prior to the Effective Time pursuant to the Purchase Agreement;

“TSX” means the Toronto Stock Exchange;

“Warrantholders” means the holders of the Warrants; and

“Warrants” means the share purchase warrants of the Company exercisable to acquire Common Shares that are outstanding immediately prior to the Effective Time.

1.2 Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof’ and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

1.3 Number

In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE 2

GOVERNING AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 Binding Effect

The Arrangement shall be binding upon the Company, Newco and the Securityholders on and from the Effective Time.

ARTICLE 3

ARRANGEMENT

3.1 The Arrangement

At the Effective Time, the following will occur and will be deemed to occur in the following order without any further act or formality:

(a)	the Common Shares held by Dissenting Shareholders shall be deemed to have been transferred to the Company and the Dissenting Shareholders shall cease to have any rights as shareholders of the Company other than the right to be paid the fair value of their Common Shares in accordance with Article 4;

(b)	the notice of articles and articles of the Company shall be amended to:

(i)	change the designation of the existing “common shares” to “Class A Shares” and to change the rights, privileges, restrictions and conditions attached thereto, whether issued or unissued, so that the rights, privileges, restrictions and conditions attached thereto shall be as set out in Appendix 1 attached hereto;

(ii)	create a new class of shares designated as “common shares” (being the New Common Shares), in an unlimited number, having the rights, privileges, restrictions and conditions set out in Appendix 1 attached hereto; and

(iii)	create a new class of shares designated as “Class B Shares”, in an unlimited number, having the rights, privilege, restrictions and conditions set out in Appendix 1 attached hereto;

(c)	the Company’s central securities register for the “common shares” shall be redesignated as the central securities register for the renamed and redesignated “Class A Shares”;

(d)	each Class A Share issued and outstanding on the Effective Date (other than shares held by Dissenting Shareholders) will be deemed to be exchanged (without any action on the part of the holder of the Class A Shares) for one New Common Share and one Class B Share.

No other consideration will be received by any holder of the Class A Shares. The Company will not file a joint election under subsection 85(1) of the Tax Act with any holder of Class A Shares in respect of this share exchange.

The aggregate stated capital of the New Common Shares and Class B Shares will not exceed the paid-up capital of the Class A Shares immediately before the exchange and will be determined based on the proportion that the fair market value of the New Common Shares or the Class B Shares, as the case may be, is of the fair market value of all New Common Shares and Class B Shares issued on the exchange.

Each Shareholder shall be deemed to cease to be the holder of the Class A Shares so exchanged, shall cease to have any rights with respect to such Class A Shares and shall be deemed to be the holder of the number of New Common Shares and Class B Shares issued to such Shareholder. The name of such Shareholder shall be removed from the central securities register for Class A Shares in respect of the Class A Shares so exchanged and shall be added to the central securities register of the New Common Shares and the Class B Shares, respectively, so issued to such Shareholder; each holder of the Class A Shares thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such shares as described above;

(e)	the Class A Shares, which were exchanged for the New Common Shares and the Class B Shares, shall be cancelled and the appropriate entry shall be made in the Company’s central securities registry;

(f)	each Optionholder shall be granted a Newco Option for every Option held thereby in anticipation of the Newco Option Commitment contemplated in paragraph (i) below. Each holder of a Newco Option will be entitled to receive, upon exercise of the Newco Option, that number of Newco Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Option immediately prior to the Effective Time, at the Adjusted Exercise Price. Furthermore, each outstanding Option shall be adjusted such that the holder will be entitled to receive, upon exercise of the Option, that number of New Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the Option immediately prior to the Effective Time, at the Adjusted Exercise Price;

(g)	each Warrantholder shall be granted a Newco Warrant for every Warrant held thereby. Each holder of a Newco Warrant will be entitled to receive, upon exercise of the Newco Warrant, that number of Newco Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Warrant immediately prior to the Effective Time, at the Adjusted Exercise Price. Furthermore, each Warrantholder shall be granted a New Warrant in exchange for each Warrant held thereby, each New Warrant entitling the holder to receive, upon exercise of the New Warrant, that number of New Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Warrant immediately prior to the Effective Time, at the Adjusted Exercise Price. Save and except as otherwise agreed to by the Company and the Warrantholders, the term to expiry, conditions to and manner of exercising, the status under applicable laws, and all other terms and conditions of the New Warrants and the Newco Warrants will otherwise be unchanged from those contained in or otherwise applicable to the related Warrant;

(h)	each holder of Class B Shares will be deemed to transfer, with good and marketable title free and clear of all encumbrances, all such shares to Newco and shall cease to have any rights with respect to such Class B Shares. As consideration for the Class B Shares transferred to it, Newco will issue to each such holder, one Newco Common Share for each Class B Share exchanged by it. Each holder of the Class B Shares thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such shares as described above. Newco will not file a joint election under subsection 85(1) of the Tax Act with any holder of Class B Shares in respect of this share transfer.

The stated capital account maintained in respect of the Newco Common Shares shall be increased by an amount equal to the paid-up capital of the transferred Class B Shares. In connection with such sale and transfer, each holder of Class B Shares so sold and transferred shall be deemed to cease to be the holder of the Class B Shares so sold and transferred and shall become the holder of the number of Newco Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of the Class B Shares in respect of the Class B Shares so sold and transferred and shall be added to the central securities register of Newco as the holder of the number of the Newco Common Shares so issued to such holder, and Newco shall be and shall be deemed to be the transferee of the Class B Shares so transferred and the name of Newco shall be entered in the central securities register of the Class B Shares so sold and transferred to Newco;

(i)	the Company will be deemed to have sold and transferred the Transferred Assets to Newco in consideration for the Newco Option Commitment and the issuance by Newco of the Newco Preferred Share having a fair market value equal to the fair market value of the Transferred Assets net of the fair market value of the Newco Option Commitment at the moment of transfer. The Company shall be added to the central securities register of Newco in respect of the Newco Preferred Share so issued. The Company shall take all such actions and deliver all such documents as may be required to convey title to the Transferred Assets to Newco.

The Company will jointly elect with Newco, in prescribed form and within the time referred to in subsection 85(6) of the Tax Act to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of the Transferred Assets by the Company to Newco. The agreed amount in respect of such transfer will be an amount that will not exceed the fair market value of the Transferred Assets so transferred by the Company and not less than the Company’s cost of the Transferred Assets under the Tax Act.

The addition to the stated capital in respect of the Newco Preferred Share issued by Newco as consideration of the transfer of the Transferred Assets will be the aggregate of the agreed amount under subsection 85(1) in respect of such transfer, less the fair market value of the Newco Option Commitment;

(j)	the Company will purchase for cancellation the Class B Shares held by Newco in consideration for the issuance by the Company to Newco of the Company Note having a principal amount and fair market value equal to the aggregate fair market value of the Class B Shares purchased for cancellation. The repurchased Class B Shares shall be cancelled and the appropriate entry made on the central securities register for the Class B Shares;

(k)	Newco will redeem the Newco Preferred Share held by the Company in consideration for the issuance by Newco to the Company of the Newco Note having a principal amount and fair market value equal to the aggregate fair market value of the Newco Preferred Share so redeemed. The redeemed Newco Preferred Share shall be cancelled and the appropriate entry made on the central securities register for the Newco Preferred Share;

(l)	the Company will pay the principal amount of the Company Note by transferring to Newco the Newco Note which will be accepted by Newco as full payment, satisfaction and discharge of Company’s obligation under the Company Note and simultaneously, Newco will pay the principal amount of the Newco Note by transferring to the Company the Company Note which will be accepted by the Company as full payment, satisfaction and discharge of Newco’s obligation under the Newco Note. The Company Note and the Newco Note will both thereupon be cancelled;

(m)	Newco shall, pursuant to the post-amble in the definition of “public corporation” in subsection 89(1) of the Tax Act, elect in its return of income for its first taxation year to have been a public corporation from the beginning of such year;

(n)	the Company’s notice of articles and articles shall be amended to:

(i)	cancel the class of shares designated as “Class A Shares”, none of which will be issued and outstanding at such time in accordance with the Plan of Arrangement;

(ii)	cancel the class of shares designated as “Class B Shares”, none of which will be issued and outstanding at such time in accordance with the Plan of Arrangement; and

(iii)	delete the rights, privileges, restrictions and conditions attached to the New Common Shares as set in Appendix 1 attached to the Plan of Arrangement, whether issued or unissued.

(o)	those persons listed in Appendix 2 to the Plan of Arrangement will be added as directors of Newco; and

(p)	the By-laws of Newco will be the By-laws set out in Appendix 3 to this Plan of Arrangement, and such By-laws are hereby deemed to have been confirmed by the shareholders of Newco.

3.2 Deemed Fully Paid and Non-Assessable Shares

All New Common Shares and Class B Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the Act.

3.3 Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, both of the Company and Newco shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, exchange, transfer, redemption or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefore, any necessary addition to or deletions from share registers or other registries.

ARTICLE 4

RIGHTS OF DISSENT

4.1 Rights of Dissent

(a)	Holders of Common Shares may exercise rights of dissent in connection with the Arrangement with respect to their Common Shares pursuant to and in the manner set forth in Part 8 - Division 2 of the Act as modified by the Interim Order and this section 4.1 (the “Dissent Rights”), provided that, notwithstanding subsection 242 of the Act, the written objection contemplated by subsection 242(2) of the Act must be received by the Company not later than 4:00 p.m. (Vancouver time) on the date which is two Business Days immediately preceding the Meeting.

(b)	Holders of Common Shares who duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have irrevocably transferred their Common Shares to the Company, without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances and immediately thereafter such Common Shares will be, and will be deemed to be, cancelled and the former holders of such Common Shares shall cease to have any rights as former holders of Common Shares other than their right to be paid fair value for their Common Shares.

(c)	Shareholders who exercise, or purport to exercise, Dissent Rights, and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time and shall receive, and be entitled to receive, only the consideration for each Common Share on the basis set forth in Article 3.

4.2 Holders

In no circumstances shall the Company, Newco or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of the Common Shares in respect of which such Dissent Rights are sought to be exercised, or is a beneficial holder of such Common Shares and complies with the dissent procedures set forth in Division 2 - Part 8 of the Act as may be modified by the Interim Order.

4.3 Recognition of Dissenting Shareholders

Neither the Company, Newco nor any other Person shall be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Common Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the register of holders of Common Shares maintained by or on behalf of the Company.

4.4 Dissent Right Availability

A Shareholder is not entitled to exercise Dissent Rights with respect to Common Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder, to vote) or in the case of a beneficial holder caused, or is deemed to have caused, the registered shareholder to vote, in favour of the Arrangement at the Meeting.

4.5 Reservation of Newco Common Shares

If a Shareholder exercises the Dissent Right, the Company shall on the Effective Date set aside and not distribute that portion of Newco Common Shares, which are attributable to the Class A Shares for which Dissent Rights have been exercised. If a Shareholder exercises the Dissent Right, but, does not properly comply with the dissent procedures or, subsequent to giving his or her notice of dissent, acts inconsistently with such dissent, then the Company shall distribute to such Shareholder his or her pro rata portion of the Newco Common Shares. If a Shareholder duly complies with the dissent procedures, then the Company shall retain the portion of Newco Common Shares attributable to such Shareholder (the “Non-Distributed Shares”), and the Non-Distributed Shares will be dealt with as determined by the board of directors of the Company in its discretion.

ARTICLE 5

CERTIFICATES AND DOCUMENTATION

5.1 Class A Share Certificates

Recognizing that the common shares of the Company issued and outstanding prior to the Effective Time will be redesignated the “Class A Shares” and that they will be cancelled upon the exchange of the Class A Shares for the New Common Shares and Class B Shares, the Company will not issue any new share certificates representing the Class A Shares.

5.2 Class B Share Certificates

Recognizing that all of the Class B Shares issued to the Shareholders will immediately be transferred to Newco in exchange for Newco Common Shares, the Company will not issue certificates representing the Class B Shares.

5.3 Newco Preferred Share Certificates

Recognizing that the Newco Preferred Share issued to the Company will immediately be purchased for cancellation by Newco in exchange for the Newco Note, Newco will not issue a certificate representing the Newco Preferred Share.

5.4 New Common Share Certificates

From and after the Effective Time, share certificates representing Class A Shares not deemed to have been cancelled pursuant to Article 4 shall for all purposes be deemed to be share certificates representing New Common Shares and no new share certificates shall be issued with respect to the New Common Shares issued in connection with the Arrangement. Any Class A Shares traded after the Effective Time will represent New Common Shares as of the Effective Date and shall not carry any rights to receive Newco Common Shares.

5.5 Newco Common Share Certificates

As soon as practicable after the Effective Time, Newco shall cause to be issued to the registered holders of Newco Common Shares at the Effective Time on the Effective Date, share certificates representing the number of the Newco Common Shares to which such holders are entitled following the Effective Date and shall cause such certificates to be delivered or mailed to such holders in accordance with the terms hereof.

5.6 Newco Options

A holder of Options at the Effective Time shall be entitled to receive a certificate or other instrument representing the Newco Options to which such holder is entitled as soon as practical after the Effective Date upon delivery to the Company of such documents and instruments as the Company may reasonably require. The Company shall cause such certificate or other instrument to be delivered or mailed to such holder to the last address of such holder, as registered in the books and records of the Company.

5.7 Exchange of Warrants

A Warrantholder at the Effective Time shall be entitled to receive a certificate or other instrument representing the New Warrants and Newco Warrants to which such holder is entitled as soon as practical after the Effective Date upon delivery to the Company of such documents and instruments as the Company may reasonably require, and each and every certificate, document, agreement or other instrument, if any, formerly representing the Warrants shall be and shall be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality. The Company shall cause such certificate or other instrument to be delivered or mailed to such holder to the last address of each former Warrantholder, as registered in the books and records of the Company.

5.8 Fractional Securities

Any fractional securities issuable pursuant to the Arrangement, including on exercise or conversion, will be rounded down to the nearest whole number.

ARTICLE 6

AMENDMENT

6.1 Amendment

(a)	The Company reserves the right to amend, vary and/or supplement this Plan of Arrangement at any time from time to time, whether before or after the Interim Order or the Final Order, provided that any amendment, variation, or supplement must be contained in a written document which is filed with the Court and, if made following the Meeting, approved by the Court and communicated to any Persons in the manner required by the Court;

(b)	Any amendment, variation or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Meeting without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Meeting, will become part of this Plan of Arrangement for all purposes;

(c)	Any amendment, variation or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting will be effective only if it is consented to by the Company and Newco;

(d)	Any amendment, variation or supplement to this Plan of Arrangement may be made following the Effective Time on the Effective Date unilaterally by the Company, provided that it concerns a matter which, in the reasonable opinion of Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of shares of the Company or Newco; and

(e)	This Plan of Arrangement may be withdrawn by the Company prior to the Effective Time.

6.2 Termination

Notwithstanding any prior approvals by the Court or by Shareholders, the board of directors of the Company may decide in their sole discretion not to proceed with the Arrangement and to revoke the Arrangement resolution adopted at the Meeting at any time prior to the Effective Time, without further approval of the Court or the Shareholders.

APPENDIX 1 TO THE PLAN OF ARRANGEMENT

PART 27

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING

TO THE COMMON SHARES

27.1 Voting.

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company (other than a separate meeting of the holders of another class of shares) and shall have one vote for each Common Share held.

27.2 Dividends.

(a)	Subject to the prior rights of the holders of the Class B Shares with respect to the payment of dividends, the holders of the Common Shares shall be entitled to receive and the Company shall pay thereon, as and when declared by the Directors of the Company out of the monies of the Company properly available for the payment of dividends, dividends in such amount and in such form as the Directors of the Company may from time to time determine. The Directors shall be entitled from time to time in their discretion to declare dividends on any class of Common shares to the exclusion of the other class of Common shares and vice-versa.

(b)	No dividends shall be declared or paid on the Common Shares unless the Directors are satisfied that after the payment thereof the Company would be able to redeem from the net assets of the Company all of the Class B Shares then outstanding at their Aggregate Redemption Price (hereinafter defined).

27.3 Participation on Winding up.

In the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled, subject to the prior rights of the holders of the Class B Shares, to receive equally, share for share, the remaining property and assets of the Company.

PART 28

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING

TO THE CLASS A SHARES

28.1 Voting.

The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company (other than a separate meeting of the holders of another class of shares) and shall have one vote for each Class A Share held.

28.2 Dividends.

(a)	Subject to the prior rights of the holders of the Class B Shares with respect to the payment of dividends, the holders of the Class A Shares shall be entitled to receive and the Company shall pay thereon, as and when declared by the Directors of the Company out of the monies of the Company properly available for the payment of dividends, dividends in such amount and in such form as the Directors of the Company may from time to time determine. The Directors shall be entitled from time to time in their discretion to declare dividends on any class of Common shares to the exclusion of the other class of Common shares and vice-versa.

(b)	No dividends shall be declared or paid on the Class A Shares unless the Directors are satisfied that after the payment thereof the Company would be able to redeem from the net assets of the Company all of the Class B Shares then outstanding at their Aggregate Redemption Price (hereinafter defined).

28.3 Participation on Winding up.

In the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class A Shares shall be entitled, subject to the prior rights of the holders of the Class B Shares, to receive equally, share for share, the remaining property and assets of the Company.

PART 29

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING

TO THE CLASS B SHARES

29.1 Voting.

The holders of the Class B Shares shall be entitled to receive notice of or to attend all meetings of shareholders of the Company (other than a separate meeting of the holders of another class of shares) and shall have one vote for each Class B Share held.

29.2 Dividends.

The holders of the Class B Shares shall be entitled to receive and the Company shall pay thereon, as and when declared by the Directors of the Company out of the monies of the Company properly available for the payment of dividends, dividends in such amount and in such form as the Directors may from time to time determine.

29.3 Participation on Winding up.

In the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class B Shares shall be entitled to receive rateably the Aggregate Redemption Price (as hereinafter defined) per share, before any assets of the Company shall be distributed to the holders of the Common and Class A Shares. After payment to the holders of the Class B Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property and assets of the Company.

29.4 Adjustments to Redemption Price of the Class B Shares.

(a)	In this Part:

(i)	“Affected Parties” means collectively the Company and the person or persons against whom an Authority issues or proposes to issue an Assessment;

(ii)	“Aggregate Redemption Price” means the Redemption Price of a Class B Share plus all accrued and unpaid dividends thereon;

(iii)	“Assessment” means an assessment or reassessment by an Authority with respect to the issuance of the Class B Shares that imposes or would impose a liability for tax on the basis of a determination or assumption that the fair market value of the Assets (as at the Effective Date) received as consideration for the issuance of the Class B Shares, less the value of any other consideration paid by the Company for such Assets, is different than the fair market value of the Class B Shares issued therefor;

(iv)	“Assets” means, with respect to the Class B Shares, the asset or assets which the Company purchased from the Vendors in consideration for the issuance of the Class B Shares;

(v)	“Authority” means the Federal Minister of National Revenue, Canada Revenue Agency or other competent taxing authority;

(vi)	“Effective Date” means, with respect to the Class B Shares, the day on which the Company purchased the Assets from the Vendors;

(vii)	“Redemption Price” means with respect to a Class B Share, the amount per share which is determined by the Directors to be equal to the amount obtained when the difference between the aggregate fair market value of the assets received by the Company as consideration for the issuance of such Class B Shares and the value of any non-share consideration paid by the Company as partial or total consideration for such assets is divided by the total number of Class B Shares issued as consideration for such assets; provided that the Redemption Price of the Class B Shares shall be subject to adjustment in accordance with this Part; and

(viii)	“Vendors” means the shareholder or shareholders to whom Class B Shares were issued as partial or total consideration for the Assets, any one of whom is a “Vendor”.

(b)	If at any time or from time to time after the Effective Date:

(i)	an Authority proposes to issue or issues an Assessment and the fair market value of the Assets or the fair market value of the Class B Shares assumed therein is accepted as correct by the Affected Parties; or

(ii)	the Assessment is disputed and a final settlement is reached with the Authority by the Affected Parties as to the fair market value of the Assets or the fair market value of the Class B Shares; or

(iii)	a court of competent jurisdiction determines that the fair market value of the Assets was different than the fair market value of the Class B Shares as at the Effective Date and no appeal from such determination has been filed and the relevant appeal period has expired; or

(iv)	a Vendor or the Company informs the other in writing that the fair market value of the Assets was different than the fair market value of the Class B Shares as at the Effective Date and the Vendors and the Company agree that such different amount is correct, then the fair market value of the Assets or of the Class B Shares, as the case may be, shall be deemed to be the value so determined and the Redemption Price of the Class B Shares shall be increased or decreased so that the fair market value of the Class B Shares shall be equal to the fair market value of the Assets, less the value of any other consideration paid by the Company for the Assets.

(c)	If some or all of the Class B Shares issued to the Vendors have been redeemed by the Company prior to the date of a downward adjustment of the then Redemption Price of the Class B Shares, the shareholder who held such shares at the time of their redemption shall forthwith pay to the Company, for each such Class B Share so redeemed, an amount equal to the difference between the Redemption Price of the Class B Shares at the time of redemption and the Redemption Price of the Class B Shares so adjusted. Such shareholder and the Company may agree that the total amount so payable to the Company may be paid by a corresponding downward adjustment of the Redemption Price of the Class B Shares of any remaining Class B Shares held by such shareholder or in cash or by the assumption or issuance of debt or any combination thereof.

(d)	If some or all of the Class B Shares issued to the Vendors have been redeemed by the Company prior to the date of an upward adjustment of the then Redemption Price of the Class B Shares, the Company shall forthwith pay to the shareholder who held such shares at the time of their redemption, for each such Class B Share so redeemed, an amount equal to the difference between the Redemption Price of the Class B Shares at the time of redemption and the Redemption Price of the Class B Shares so adjusted. Such shareholder and the Company may agree that the Company may pay the total amount so payable by a corresponding upward adjustment of the Redemption Price of the Class B Shares of any remaining Class B Shares held by such shareholder or in cash or by the assumption or issuance of debt.

(e)	The holders of Class B Shares from time to time on which dividends were declared in an amount stated to have been determined in relation to the Redemption Price of the Class B Shares shall repay to the Company an amount in cash equal to the amount of the excess dividends declared on such holder’s shares before the date of a downward adjustment of the Redemption Price of the Class B Shares. The Company shall pay to the holders of Class B Shares from time to time on which dividends were declared in an amount stated to have been determined in relation to the Redemption Price of the Class B Shares an amount in cash equal to the deficiency in the amount of the dividends declared on such holder’s shares before the date of an upward adjustment of the Redemption Price of the Class B Shares.

(f)	Any adjustments pursuant to the foregoing provisions shall be retroactive nunc pro tunc to the date of the issuance of the Class B Shares and to the date of the first and each subsequent redemption of Class B Shares.

29.5 Redeemable by the Company.

(a)	The Company may, upon giving notice as provided herein, redeem at any time the whole, or from time to time, any part of the Class B Shares then outstanding on payment of the Aggregate Redemption Price for each share to be redeemed.

(b)	If only part of the Class B Shares is at any time to be redeemed, the shares to be redeemed shall be selected by the Directors in their absolute discretion and need not be redeemed pro rata based on the shareholdings of such class.

(c)	If the Company desires to redeem all or any part of the Class B Shares, the Company shall before the date specified for redemption (the “Redemption Date”), mail to each person who, at the date of mailing, is a registered holder of the Class B Shares to be redeemed a written notice (the “Redemption Notice”) thereof.

(d)	The Redemption Notice shall be forwarded by registered, certified or first class mail, postage prepaid and addressed to each such holder at the holder’s address as it appears on the books of the Company. If the address of any such holder does not appear on the books of the Company, the Redemption Notice shall be mailed to the last known address of such holder. The accidental failure to mail the Redemption Notice to one or more such holders shall not affect the validity of the redemption.

(e)	The Redemption Notice shall set out the Aggregate Redemption Price, the Redemption Date and, if only part of the Class B Shares held by such holder is to be redeemed, the number thereof so to be redeemed.

(f)	On the Redemption Date, the Company shall pay, or cause to be paid, to or to the order of the registered holders of the Class B Shares to be redeemed, the Aggregate Redemption Price for each such share on presentation and surrender, at the Registered Office of the Company or any other place(s) in British Columbia designated in the Redemption Notice, of the certificate(s) for the Class B Shares called for redemption. Such Class B Shares shall thereupon be deemed to be redeemed and shall be cancelled.

(g)	If a part only of the shares represented by any certificate are redeemed, a new certificate for the balance shall be issued at the expense of the Company.

(h)	Payment of the Aggregate Redemption Price (less any amount required by law to be withheld by the Company) for the Class B Shares to be redeemed shall be made as determined by the Directors including by cheque payable to the holder thereof at par at any branch of the Company’s bankers in Canada. Such payment and cheque shall discharge all liability of the Company for the Aggregate Redemption Price, to the extent of the amount represented thereby, unless such cheque is not paid on due presentation.

(i)	From and after the Redemption Date the Class B Shares called for redemption shall cease to be entitled to receive dividends (as applicable) and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Aggregate Redemption Price shall not be made upon presentation of certificate(s) in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

(j)	The Company shall have the right, at any time on or after the date of the mailing of the Redemption Notice, to deposit the Aggregate Redemption Price of the Class B Shares called for redemption, or of such of the Class B Shares which are represented by certificate(s) which have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account maintained by the Company with any chartered bank or trust Company in British Columbia designated by the Company in the Redemption Notice (the “Trustee”) to be paid without interest to or to the order of the respective holders of such Class B Shares called for redemption upon presentation and surrender to the Trustee of the certificate(s) representing such shares. Upon such deposit being made, the Class B Shares in respect of which such deposit shall have been made shall thereupon be deemed to be redeemed and shall be cancelled. The rights of the holders thereof after such deposit shall be limited to receiving without interest their proportionate part of the total amount so deposited against presentation and surrender to the Trustee of the certificate(s) representing the Class B Shares to be redeemed. Any interest allowed on any such deposit shall belong to the Company.

(k)	Notwithstanding the foregoing, the holders of the Class B Shares to be redeemed may waive notice of any such redemption by written instrument(s).

(l)	Notwithstanding anything contained in this Part, the Company shall be under no obligation to redeem any Class B Shares to the extent that such redemption would, in the reasonable opinion of the Directors, be in violation of the laws of the Province of British Columbia or any other applicable law.

(m)	Any redemption monies that are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remains unclaimed (including monies held on deposit to a special account) for a period of six years from the Redemption Date shall be forfeited to the Company.

29.6 Retractable by the Holder.

(a)	Any holder of Class B Shares may, at the holder’s option, at any time after giving notice as provided herein, require the Company to redeem at any time the whole or from time to time any part of the Class B Shares held by the holder by payment of the Aggregate Redemption Price for each share to be redeemed.

(b)	If a holder of Class B Shares desires the Company to redeem any of the holder’s Class B Shares, the holder shall, at least 60 days before the date specified for redemption (the “Retraction Date”), give to the Company, at its Registered Office, written notice thereof (the “Retraction Notice”).

(c)	The Retraction Notice shall set out the Retraction Date and, if only part of the Class B Shares held by such shareholder is to be redeemed, the number thereof so to be redeemed.

(d)	On the Retraction Date, the Company shall pay or cause to be paid, to the order of the registered holder of the Class B Shares to be redeemed, the Aggregate Redemption Price for each such share, on presentation and surrender at the Registered Office of the Company of the certificate(s) for such shareholder’s Class B Shares to be redeemed.

(e)	Payment of the Aggregate Redemption Price (less any amount required by law to be withheld by the Company) for the Class B Shares to be redeemed shall be made as determined by the Directors including by cheque payable to the holder thereof at par at any branch of the Company’s bankers in Canada. Such payment and cheque shall discharge all liability of the Company for the Aggregate Redemption Price, to the extent of the amount represented thereby, unless such cheque is not paid on due presentation. Such Class B Shares shall thereupon be deemed to be redeemed and shall be cancelled.

(f)	From and after the Retraction Date, the Class B Shares so redeemed shall cease to be entitled to receive dividends (as applicable) and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Aggregate Redemption Price shall not be made upon presentation of certificate(s) in accordance with the foregoing provisions, in which case the rights of the holder shall remain unaffected.

(g)	If a part only of the shares represented by any certificate are redeemed, a new certificate for the balance shall be issued at the expense of the Company.

(h)	If a holder of Class B Shares gives a Retraction Notice but fails to present the certificate(s) for such holder’s Class B Shares to be redeemed on the Retraction Date, the Retraction Notice given by such holder shall be null and void and the Company shall have no obligation to make the redemption called for in the Retraction Notice. Notwithstanding the foregoing, the Company shall have the right to proceed with the redemption notwithstanding such failure. If the Company elects to proceed, the Company shall deposit the Aggregate Redemption Price for the Class B Shares to be redeemed in a special account maintained by the Company with a Trustee, to be paid without interest to or to the order of the holder of such Class B Shares upon presentation and surrender to the Trustee of the certificate(s) representing such shares. Upon such deposit being made, the Class B Shares in respect of which such deposit shall have been made shall thereupon be deemed to be redeemed and shall be cancelled. The rights of the holder thereof after such deposit shall be limited to receiving without interest the amount so deposited against presentation and surrender to the Trustee of the certificate(s) representing the Class B Shares to be redeemed. Any interest allowed on any such deposit shall belong to the Company.

(i)	If the Company shall fail to redeem any Class B Shares required to be redeemed by it within 30 days of the Retraction Date, then until such time as the Company shall have redeemed all such shares so called for redemption, the dividend payable to the holders of the Class B Shares to be redeemed shall thereafter be preferential and cumulative computed from the Retraction Date.

(j)	Notwithstanding anything contained in this Part, the Company shall be under no obligation to redeem any Class B Shares to the extent that such redemption would, in the reasonable opinion of the Directors, be in violation of the laws of the Province of British Columbia or any other applicable law.

(k)	Any redemption monies that are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remains unclaimed (including monies held on deposit to a special account) for a period of six years from the Retraction Date shall be forfeited to the Company.

29.7 Specified Amount.

For purposes of subsection 191(4) of the Income Tax Act (Canada), the specified amount in respect of the Class B Shares shall be equal to the Redemption Price, which shall be determined by the Directors at the time of the issuance of the Class B shares.

APPENDIX 2 TO THE PLAN OF ARRANGEMENT

The Directors of Extorre Gold Mines Limited

Bryce Roxburgh

Yale Simpson

Louis Montpellier

Robert Reynolds

Ignacio Celorrio

Eric Roth

APPENDIX 3 TO THE PLAN OF ARRANGEMENT

BY-LAW NO. 1 OF

EXTORRE GOLD MINES LIMITED

(the “Corporation”)

PART 1

INTERPRETATION

1.01 Definitions

In this by-law, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;

“articles” means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

“auditor” means the auditor of the Corporation;

“board” means the board of directors of the Corporation;

“by-law” means a by-law of the Corporation;

“Corporation” means Extorre Gold Mines Limited;

“director” means a director of the Corporation;

“electronic document” means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

“officer” has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;

“proxyholder” means a person holding a valid proxy for a shareholder;

“shareholder” means a shareholder of the Corporation; and

“voting person” means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02 Number, Gender and Headings

In this by-law, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.03 By-law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.04 Computation of Time

The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) and any statute that may be substituted for it, as amended from time to time.

PART 2

DIRECTORS

2.01 Notice of Meeting

Any director may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors. Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting. Notices of board meetings shall be given in accordance with Section 7.01 no less than 48 hours before the time of the meeting, except that notices sent by mail shall be sent no less than 5 days before the day of the meeting.

The board may appoint, by resolution, dates, times and places for regular meetings of the board. A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.

2.02 Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.03 Place of Meeting

A meeting of the board may be held at any place within or outside Canada.

2.04 Quorum for Board Meetings

At any meeting of the board, a quorum for the transaction of business shall be a majority of the number of directors in office from time to time.

The board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act is present.

2.05 Participation by Communications Facility

A director may, in accordance with the Act and if all directors consent, participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting shall be deemed to be present at that meeting.

2.06 Chair of Board Meetings

The chair of the board shall preside as chair of all meetings of the board. If there is no chair of the board or if the chair is not present or is unwilling to act as chair of a board meeting, then the president of the Corporation, if present, and a director and willing to act, shall preside as chair of the meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.

2.07 Votes at Board Meetings

Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority of the votes cast. The chair of the meeting shall have a second or casting vote.

2.08 Committees

Subject to the provisions of the Act and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.

2.09 Officers

Each officer shall hold office at the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

PART 3

MEETINGS OF SHAREHOLDERS

3.01 Notice of Shareholders’ Meetings

The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, each director and the auditor. Subject to any applicable securities law or policy, such notice shall be given no less than 21 days and no more than 60 days before the meeting if the Corporation is a distributing corporation (as defined in the Act) or no less than 10 days and no more than 60 days before the meeting if the Corporation is not a distributing corporation.

3.02 Quorum at Meetings of Shareholders

A quorum at meetings of shareholders consists of one or more voting persons present and authorized to cast in the aggregate not less than one-twentieth of the total votes attaching to all shares carrying the right to vote at that meeting.

3.03 Chair of Shareholder Meetings

The chair of the board shall preside as chair of all meetings of shareholders. If there is no chair of the board or the chair of the board is not present or is unwilling to act as chair of a shareholder meeting, then the president of the Corporation shall preside as chair of the meeting if present and willing to act. In any other case, the directors present shall choose one of their number to be the chair of the meeting.

3.04 Voting

Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct. If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion. Subject to compliance with the Act, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose. Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.05 Scrutineers

The chair of a meeting of shareholders may appoint for that meeting 1 or more scrutineers, who need not be voting persons.

3.06 Who May Attend Shareholders’ Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and the president, if any, as well as others permitted by the chair of the meeting.

3.07 Participation By Communication Facility

Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of the shareholders called by either the directors or the shareholders may be held entirely by means of such a telephonic, electronic or other communications facility that permits all participants to communicate adequately which each other during the meeting if the directors or shareholders calling the meeting so determine.

3.08 Adjournments

The chair of the meeting may and shall, if so directed by the meeting, adjourn the meeting form time to time and from place to place but no business shall be transacted at the adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

PART 4

SECURITY CERTIFICATES, PAYMENTS

4.01 Certificates

Security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

4.02 Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder’s address as shown in the records of the Corporation, unless that holder otherwise directs in writing. The mailing of a cheque as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.

4.03 Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.04 Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.05 Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

4.06 Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.

4.07 Interest Fractions

No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.

4.08 Fractional Security or Property

If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.

PART 5

SIGNATORIES, INFORMATION

5.01 Signatories

Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b)	any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.02 Facsimile Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.03 Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

PART 6

PROTECTION AND INDEMNITY

6.01 Transactions with the Corporation

No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.

6.02 Limitation of Liability

Subject to any applicable statutory provisions, no director or officer and no other individual who acts at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other person;

(b)	joining in any receipt or other act for conformity;

(c)	any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;

(d)	the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are invested;

(e)	any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

(f)	any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)	any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.

6.03 Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.04 Indemnity of Directors and Officers

Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

(a)	shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity (and each such individual’s respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(i)	the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(ii)	in the case of a criminal or administrative action or proceeding that s enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and

(b)	shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 6.04(a) in accordance with the Act.

Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 6.04(a) by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.

6.05 Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

PART 7

NOTICES

7.01 Procedure for Giving Notices

Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the by-laws or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, if the person consents, provided by electronic document in accordance with the Act. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Any notice so delivered shall be deemed to have been received when it is delivered personally or at the address as aforesaid. Any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.

7.02 Notices to Successors in Title

Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

7.03 Notice to Joint Securityholders

Notice to one joint securityholder is sufficient notice to all of them. Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.

7.04 Facsimile Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.

7.05 Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been given shall be valid even if:

(a)	by accident, notice was not given to any person;

(b)	notice was not received by any person; or

(c)	there was an error in a notice that did not affect the substance of the notice.

7.06 Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.

PART 8

REPEAL OF FORMER BY-LAWS

8.01 Former By-laws May be Repealed

The board may repeal one or more by-laws by passing a by-law that contains provisions to that effect.

BY-LAW NO. 2

A BY-LAW RESPECTING THE BORROWING OF MONEY

PART 1

1.01 In addition to, and without limiting such other powers which the Corporation may by law possess, the Directors of the Corporation may without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)	give a guarantee or indemnity on behalf of the Corporation to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

The words “debt obligation” as used in this paragraph mean a bond, debenture, note or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured.

1.02 The Directors may from time to time by resolution delegate the powers conferred on them by paragraph 1 of this by-law to a Director, a committee of Directors or an officer of the Corporation.

1.03 The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any powers to borrow money for the purposes of the Corporation possessed by its Directors or officers independently of a borrowing By-law.

SCHEDULE “D” INTERIM ORDER

SUPREME COURT

OF BRITISH COLUMBIA

VANCOUVER REGISTRY

FEB 08 2010

ENTERED

S- 100890

No.

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

EXETER RESOURCE CORPORATION

PETITIONER

IN THE MATTER OF SECTION 291 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT

INVOLVING EXETER RESOURCE CORPORATION, ITS SHAREHOLDERS, AND

EXTORRE GOLD MINES LTD.

INTERIM ORDER

BEFORE The

Honurable

Mr. Justice Greyell

) MONDAY THE 8th DAY

) OF FEBRUARY, 2010

)

THE APPLICATION of the Petitioner, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, c. 57 (the “BCA”), for an order for directions in seeking approval of a plan of arrangement under Division 5 of the BCA, coming on for hearing at Vancouver, British Columbia on the 8th day of February, 2010, AND ON HEARING Mark Fancourt-Smith, counsel for the Petitioner, AND UPON READING the material filed:

THIS COURT ORDERS that:

1. Exeter Resource Corporation (the “Company”) may call, hold and conduct a special meeting of its Shareholders, on March 11, 2010, at 3:00 p.m. (Vancouver Time), or such other date and time as the Court may direct (the “Meeting”), to consider and, if thought fit, to pass with or without variation, a special resolution (the “Arrangement Resolution”) authorizing, approving and agreeing to adopt the plan of arrangement (the “Plan of Arrangement”)

contemplated by the Arrangement Agreement dated February 5, 2010, between the Company and Extorre Gold Mines Ltd. (“Newco”) (the “Arrangement Agreement”).

Subject to the terms of the Arrangement Agreement, the Company may transact such other business at the Meeting as is contemplated by the Company’s Information Circular (the “Circular”), or that otherwise may be properly brought before the Meeting.

Subject to the terms of the Arrangement Agreement, the Company is authorized to make such amendments, revisions and/or supplements to the Arrangement Agreement and the Plan of Arrangement contemplated therein as it may determine necessary or desirable, without notice to the Shareholders or others, and the Arrangement Agreement and the Plan of Arrangement as so amended, revised and/or supplemented will be the Plan of Arrangement submitted to the Shareholders at the Meeting and will be the subject of the Arrangement Resolution.

The Meeting be called, held and conducted in accordance with the provisions of the BCA, applicable securities legislation, and the current Articles of the Company, subject to the terms of this Interim Order.

5. The following information for the Meeting (the “Materials”) be sent to Shareholders in accordance with the delivery provisions of paragraph 6:

Notice of Meeting;

The Company’s Management Information Circular, including the following attached as appendices thereto:

(i)	Arrangement Resolution;

(ii) Plan of Arrangement

(iii) Arrangement Agreement;

(iv) Interim Order

(v)	Notice of Application for Final Order;

(vi) Newco Financial Statements;

(vii) Pro Forma and Carve-Out Financial Statements;

(viii) Information Concerning the Company Post-Arrangement;

(ix) Information Concerning Newco Post-Arrangement;

(x)	Amended Stock Option Plan of the Company;

(xi) Stock Option Plan of Newco; and

(xii) Sections 237—247 of the BCA, and (c) Form of Proxy for Shareholders,

all in substantially the same form as they appear in the Affidavit of Cecil Bond, sworn the 8th day of February, 2010, with such amendments and inclusions thereto as are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order.

6. The Materials, together with the Petition and Interim Order, will be sent

(a)	to the Company’s Shareholders by one or more of the following methods on or before February 17, 2010:

(i) pre-paid ordinary mail addressed to any Shareholder at their registered addresses as it appears on the records of the Company at the close of business on January 27, 2010, being the record date determined by the Board;

(ii) by delivery in person or by recognized courier service to any Shareholder at the addresses referred to in paragraph 6(a)(i) above, as applicable; or

(iii) by email or facsimile transmission to any Shareholder who identifies himself, herself or itself to the satisfaction of the Company, acting through its representatives, and who requests such email or facsimile transmission;

(b) to the directors and auditor of the Company by mailing the Materials by prepaid ordinary mail, or by email or facsimile transmission, to such person at least twenty-one days prior to the date of the Meeting,

(the “Mailing”)

7. The Company shall send the Materials by courier and email on or before February 17, 2010 to optionholders and warrantholders (together with shareholders, the “Securityholders”) at their respective registered addresses and email addresses as they appear on the records of the Company at the close of business on January 27, 2010 (the “Notification”).

Provided that notice of the Meeting and the provision of Materials to the Securityholders takes place in compliance with this Interim Order, the requirement of section 290(1)(b) of the BCA to include certain disclosure in any advertisement of the Meeting is waived.

The Company is at liberty to give notice of these applications to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

The Mailing as described in paragraph 6, and the Notification as described in paragraph 7 shall constitute good and sufficient service of the within proceedings upon the Shareholders, including the application for the Final Order, and no other form of service need be made and no other materials need be served on such persons in respect of these proceedings.

The Materials shall be deemed to have been served upon, and received by, the Securityholders upon Mailing whether those persons reside within British Columbia or within another jurisdiction.

The accidental omission to give notice of the Meeting, Plan of Arrangement, or application for the Final Order to, to mail the Materials to, or the non-receipt of such by, one or more of the persons required to receive such notice or Materials pursuant to paragraph 6 hereof, shall not invalidate any resolution passed or proceedings taken at such Meeting.

The Chair of the Meeting be a director of the Company or such other person authorized in accordance with the Articles of the Company. The Chair is at liberty to call on the assistance of legal counsel to the Company, at any time and from time to time as the Chair of such Meeting may deem necessary or appropriate, and such legal counsel be entitled to attend such Meeting for this purpose.

The Meeting may be adjourned for any reason, in accordance with the Arrangement Agreement, upon the approval of the Chair of the Meeting, without first obtaining any vote of the Shareholders respecting the adjournment and, if the Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Meeting to a date that is not more than 30 days thereafter.

The quorum required at the Meeting be the quorum required by the Articles of the Company.

The vote of the Securityholders required to adopt the Arrangement Resolution at the Meeting be the affirmative vote of the Shareholders by a majority of not less than two thirds of the votes which were cast on such resolution by the Shareholders in attendance at the Meeting, whether in person or by proxy, all in accordance with the provisions of the Interim Order, and for this purpose, Shareholders shall be entitled to exercise one vote per Common Share held by such Shareholder on the record date established for the Meeting.

The only persons entitled to notice of and to attend or vote at the Meeting or any adjournment(s) thereof, either in person or by proxy, be the Shareholders of record as at the close of business on January 27, 2010 (and under applicable securities legislation and policies and in accordance with the proxy requirements and instructions of the intermediaries, the beneficial owners of the Common Shares of the Company registered in the name of such intermediaries).

A representative of the Company who attends the Meeting shall file in due course with the Court an affidavit verifying the actions taken and the decisions reached by the Shareholders at the Meeting with respect to the Plan of Arrangement.

Each Shareholder will be entitled to exercise Dissent Rights under Division 2, Part 8, of the BCA, as modified by the Plan of Arrangement, the Interim Order, and the Final Order.

Unless the parties to the Arrangement Agreement determine to abandon the Plan of Arrangement, the Application for the Final Order (the “Final Application”) be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on or after Friday, March 12, 2010, and upon approval of the Plan of Arrangement in the manner required by section 291 of the BCA, the Petitioner is at liberty to proceed with the Final Application on or after that date.

Any Securityholder may appear and make submissions at the Final Application, provided that such person files an Appearance with this Court in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and serves a copy of the filed

Appearance, together with a copy of all material on which such person intends to rely at the Final Application, including a Response in Form 124 and an outline of such person’s proposed submissions, to the solicitors for the Petitioner at their address for delivery as set out in the Petition, on or before 4:00 p.m. (Vancouver time) on March 11, 2010, or as the Court may otherwise direct.

Only those Securityholders who have filed and delivered an Appearance in accordance with this Interim Order need be provided with notice of further materials filed in this proceeding or if it is adjourned, notice of the hearing of the Final Application.

The Petitioner is at liberty to apply for such further orders as may be appropriate.

BY THE COURT

DISTRICT REGISTRAR

APPROVED AS TO FORM:

Mark Fancourt-Simth, Counsel for the

Petitioner, Exeter Resource Corporation

No.

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

EXETER RESOURCE CORPORATION

PETITIONER

IN THE MATTER OF SECTION 291 OF

THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT BETWEEN EXETER RESOURCE CORPORATION, ITS SHAREHOLDERS AND EXTORRE GOLD MINES LTD.

ORDER

FASKEN MARTINEAU DuMOULIN LLP

Barristers & Solicitors

2900—505 Burrard Street

Vancouver, B.C., V6C 0A3

604 631 3131

Counsel: Mark Fancourt-Smith Matter No: 275134.00012

SCHEDULE "E"

NOTICE OF APPLICATION FOR FINAL ORDER

SCHEDULE “E”

NOTICE OF APPLICATION FOR FINAL ORDER

No.s-100890

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

EXETER RESOURCE CORPORATION

PETITIONER

IN THE MATTER OF SECTION 291 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT

INVOLVING EXETER RESOURCE CORPORATION, ITS SHAREHOLDERS, AND

EXTORRE GOLD MINES LTD.

NOTICE OF APPLICATION FOR FINAL ORDER

NOTICE OF APPLICATION TO THE SUPREME COURT OF BRITISH COLUMBIA

NOTICE IS HEREBY GIVEN that a Petition has been filed by Exeter Resource Corporation (the “Company”) in the Supreme Court of British Columbia for approval, pursuant to Section 291 of the BCA, of an arrangement (the “Arrangement”) contemplated in an Arrangement Agreement dated as of February 5, 2010 (the “Arrangement Agreement”) between the Company and Extorre Gold Mines Ltd. (“Newco”).

NOTICE IS FURTHER GIVEN that by an Order of the Supreme Court of British Columbia dated February 8, 2010, the Court has given directions as to the calling of a special meeting (the “Meeting”) of the holders of the common shares of the Company (the “Shareholders”) for the purpose of, among other things, the consideration of and voting upon the approval of the Arrangement (the “Arrangement Resolution”).

NOTICE IS FURTHER GIVEN that if the Arrangement Resolution is approved at the Meeting, the Company intends to apply to the Supreme Court of British Columbia for a final order approving the Arrangement and declaring it to be fair and reasonable to the Shareholders (the “Final Order”), which application will be heard before the presiding judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. on March 12, 2010 or so soon thereafter as counsel may be heard, or at such other date and time as the Court may direct.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled “Appearance” together with any evidence or materials that you intend to present to the Court at the Vancouver Registry at the Supreme Court of British Columbia AND YOU MUST ALSO DELIVER a copy of the Appearance and any other evidence or materials to the Petitioner’s address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver Time) on March 11, 2010.

IF YOU DO NOT ATTEND, EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the Application for the Final Order, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

A copy of the Petition and other documents that were filed in support of the Interim Order and that will be filed in support of the Final Order will be furnished to any securityholder of the Company or other interested party requesting the same in writing by the solicitors of the Petitioners at the following address for delivery:

Fasken Martineau DuMoulin LLP Barristers and Solicitors 2900—550 Burrard Street Vancouver, British Columbia V6C 0A3 Attention: Mark Fancourt-Smith

Dated at the City of Vancouver, in the Province of British Columbia, this 8th day of February, 2010.

Solicitors for the Petitioner

SCHEDULE “F”

NEWCO FINANCIAL STATEMENTS

PricewaterhouseCoopers LLP Chartered Accountants

PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1604 806 7806

AUDITORS’ REPORT

To the Sole Director of Extorre Gold Mines Limited

We have audited the balance sheet of Extorre Gold Mines Limited (the “Company”) as at December 31, 2009 and the statements of loss, comprehensive loss and deficit, and cash flows, for the period from December 21, 2009 to December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the period from December 21, 2009 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia February 6, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

F-3

Extorre Gold Mines Limited

(formerly 7300492 Canada Inc.)

Financial Statements

Prepared in CAD

For the Period from December 21, 2009 to December 31, 2009

F-4

Extorre Gold Mines Limited

(formerly 7300492 Canada Inc.)

BALANCE SHEET AS AT DECEMBER 31

(Expressed in Canadian Dollars)

ASSETS 2009

$

CURRENT ASSETS -

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities 200

SHAREHOLDERS’EQUITY

SHARE CAPITAL (Note 3)

DEFICIT -

(200)

(200)

-

NATURE OF OPERATIONS (Note 1) SUBSEQUENT EVENT (Note 4)

APPROVED BY THE SOLE DIRECTOR “Cecil Bond” Director

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Extorre Gold Mines Limited

(formerly 7300492 Canada Inc.)

STATEMENT OF LOSS, COMPREHENSIVE LOSS AND DEFICIT FOR THE PERIOD FROM DECEMBER 21, 2009 TO DECEMBER 31, 2009

(Expressed in Canadian Dollars)

EXPENSES

Incorporation fees For the period from December 21, 2009 to December 31, 2009

$

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD DEFICIT—BEGINNING OF PERIOD 200

-

DEFICIT – BEGINNING OF PERIOD

DEFICIT—END OF PERIOD 200

BASIC AND DILUTED LOSS PER COMMON SHARE Nil

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING Nil

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Extorre Gold Mines Limited

(formerly 7300492 Canada Inc.)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM DECEMBER 21, 2009 TO DECEMBER 31, 2009

(Expressed in Canadian Dollars)

2009

$

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period (200)

Changes in non-cash working capital balances

Accounts payable and other accrued liabilities 200

-

INCREASE IN CASH -

CASH—BEGINNING OF PERIOD -

CASH—END OF PERIOD -

The accompanying notes are an integral part of these consolidated financial statements.

F-7

Extorre Gold Mines Limited

(formerly 7300492 Canada Inc.)

NOTES TO FINANCIAL STATEMENTS FOR THE PERIOD FROM DECEMBER 21, 2009 TO DECEMBER 31, 2009

(Expressed in Canadian Dollars)

1. Nature of Operations

7300492 Canada Inc. (“7300492”) was incorporated on December 21, 2009. These financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These financial statements reflect the results of operations from the date of 7300492’s formation on December 21, 2009 to December 31, 2009. 7300492 was incorporated so that it could become the target company for certain assets that are to be spun out from Exeter Resource Corporation (“Exeter”) under a plan of arrangement (“Arrangement”).

Pursuant to an ordinary resolution passed by the sole director of 7300492 on February 5, 2010, 7300492 changed its name to Extorre Gold Mines Limited (the “Company” or “Extorre”).

2. Significant Accounting Policies Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Financial Instruments

The Company is required to designate its financial instruments into one of the following five categories: held for trading; available-for-sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

3. Share Capital

Authorized: unlimited common shares without par value Issued: December 31, 2009

Balance, beginning and end of period Shares

- Amount

$ -

F-8

Extorre Gold Mines Limited

(formerly 7300492 Canada Inc.)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM DECEMBER 21, 2009 TO DECEMBER 31, 2009

(Expressed in Canadian Dollars)

4. Subsequent Event

Plan of Arrangement

On January 19, 2010, Exeter announced a proposal whereby its Argentine assets would be carved out into a new public company, Extorre.

Under the Arrangement, each shareholder of Exeter will receive, an additional share of Extorre, which based upon Exeter’s current issued share capital, will be in excess of 73 million shares. Exeter will transfer cash in the amount of $25 million and its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”), both companies incorporated in the British Virgin Islands, to Extorre. Estelar and Cognito hold the Argentine assets of Exeter which includes cash and working capital balances and the existing interests in a number of precious and base metal projects, being the CVSA properties, the Don Sixto property, the Estelar properties and the MRP properties.

The Arrangement has been approved by the board of directors of Exeter and will be subject to, among other things, the favourable vote of 66 2/3% of the holders of Exeter’s common shares at a special meeting of Exeter’s security holders called to approve the transaction.

SCHEDULE "G"

PRO FORMA AND CARVE-OUT FINANCIAL STATEMENTS

G-1

SCHEDULE “G”

PRO FORMA AND CARVE-OUT FINANCIAL STATEMENTS

PricewaterhouseCoopers LLP Chartered Accountants

PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

AUDITORS’ REPORT

To the Directors of Exeter Resource Corporation

We have audited the consolidated balance sheets of Argentine Business (the “Business”) as at September 30, 2009, December 31, 2008 and 2007 and the consolidated statements of loss, comprehensive loss and deficit, and cash flows for the nine months ended September 30, 2009 and for the years ended December 31, 2008 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Business as at September 30, 2009 and December 31, 2008 and 2007 and the results of its operations and its cash flow for the nine months ended September 30, 2009 and for the years ended December 31, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia February 6, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

G-3

Argentine Business of Exeter Resource Corporation

Consolidated Financial Statements

Prepared in CAD

September 30, 2009, December 31, 2008 and 2007

G-4

Argentine Business

Consolidated Balance Sheets

(Expressed in Thousands of Canadian Dollars)

As at As at As at

September December December

30, 2009 31, 2008 31, 2007

Assets

Current

Cash $ 430 $ 414 $ 578

Accounts receivable and prepaid expenses 107 55 85

537 469 663

Property and equipment (Note 8) 101 85 39

Mineral properties and deferred costs (Note 9) 3,354 3,354 3,354

$ 3,992 $3,908 $4,056

Liabilities

Current

Accounts payable and accrued liabilities 1,542 $1,532 $1,359

Equity

Contributed surplus (Note 11) 71,778 62,607 44,670

Deficit (69,328) (60,231) (41,973)

2,450 2,376 2,697

$3,992 $3,908 $4,056

Transfer of Assets (Note 1)

Nature of Business and Going Concern (Note 2)

Subsequent Events (Note 15)

APPROVED BY THE BOARD OF DIRECTORS

“Yale Simpson” Director

“Louis Montpellier” Director

See accompanying notes to the consolidated financial statements.

G-5

Argentine Business

Consolidated Statements of Loss, Comprehensive Loss and Deficit (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the

Nine

months For the For the

ended Year ended Year ended

September December December

30, 2009 31, 2008 31, 2007

Expenses

Accounting and audit $ 112 $ 176 $ 225

Administration salaries and consulting (Note 10) 456 1,041 1,008

Bank charges 25 24 16

Directors’ fees (Note 10) 735 1,140 780

Foreign exchange (gain) loss (185) 4 (101)

Legal fees 74 67 83

Management fees (Note 10) 1,292 1,030 746

Mineral property exploration expenditures (Note 9 and 10) 6,070 13,687 9,444

Property examination costs — — 153

Office and miscellaneous 19 164 93

Rent 32 60 65

Shareholder communications (Note 10) 270 285 523

Stock exchange listing and filing fees 39 123 86

Telecommunications 14 32 25

Transfer agent 8 30 12

Travel and promotion 136 395 446

Net loss and comprehensive loss 9,097 18,258 13,604

Deficit – Beginning of period 60,231 41,973 28,369

Deficit – End of period $ 69,328 $ 60,231 $ 41,973

Basic and diluted loss per share $ (0.15) $ (0.39) $ (0.35)

Weighted average number of common shares outstanding 59,745,001 46,420,487 39,322,850

See accompanying notes to the consolidated financial statements.

G-6

Argentine Business

Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars)

For the Nine For the Year For the Year

months ended ended ended

September December December

30, 2009 31, 2008 31, 2007

Operating activities

Loss for the period $ (9,097) $ (18,258) $ (13,604)

Adjustments:

Amortization 81 67 32

Gain on sale of property and equipment (11) — -

Stock based compensation 2,553 2,762 2,914

(6,474) (15,429) (10,658)

Changes in non-cash working capital items:

Amounts receivable and prepaid expenses (52) 30 (23)

Accounts payable and accrued liabilities 10 173 (39)

(6,516) (15,226) (10,720)

Financing activities

Funding provided by Exeter 6,618 15,175 10,409

Investing activities

Acquisition of property and equipment (97) (113) (2)

Proceeds on sale of property and equipment 11 — -

Acquisition of mineral properties — — (104)

(86)	(113) (106)

Net increase (decrease) in cash 16 (164) (417)

Cash, beginning of period

414 578 995

Cash, end of period $ 430 $ 414 $ 578

See accompanying notes to the consolidated financial statements.

G-7

1. Transfer of Assets

On January 19, 2010, Exeter Resource Corporation (“Exeter”) announced an agreement (the “Agreement”) whereby its Argentine assets would be carved out into a new public company Extorre Gold Mines Limited (“Extorre”) Under the Arrangement, each shareholder of Exeter will receive an additional share of Extorre. Exeter will transfer its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”), together (the “Argentine Business”), both companies incorporated in the British Virgin Islands to Extorre. Estelar and Cognito hold the Argentine assets of Exeter which include cash and working capital balances and the existing interests in a number of precious and base metal projects, being the CVSA properties, including Cerro Moro, the Don Sixto property, the Estelar properties and the MRP properties.

The Arrangement has been approved by the board of directors of Exeter and will be subject to, among other things, the favourable vote of 66 2/3% of the holders of Exeter’s common shares at a special meeting of Exeter’s security holders called to approve the transaction.

Argentine Business’ consolidated financial statements reflect the balance sheets, statements of loss, comprehensive loss and deficit and cash flows of the business as if had been an independent operator during the periods reported. The statements of loss, comprehensive loss and deficit for the period ended September 30, 2009 and for the years ended December 31, 2008 and 2007 include the direct general and administrative and exploration expenses of Estelar and Cognito and an allocation of Exeter’s general and administrative expenses incurred in each of these periods. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine properties in each period presented as compared to the costs incurred on all mineral properties of Exeter in each of these periods. The financial statements have been presented under the continuity of interests basis of accounting with balance sheet amounts based on the amounts recorded by Exeter. Management cautions readers of these financial statements, that the allocation of expenses does not necessarily reflect future general and administrative expenses.

Argentine Business’ opening deficit at January 1, 2007 has been calculated by applying the same allocation principles outlined above to the cumulative transactions relating to Estelar and Cognito from the date of acquisition of those subsidiaries to December 31, 2006 and includes an allocation of Exeter’s general and administrative expenses from the date of acquisition of those subsidiaries to December 31, 2006. The allocation of general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine properties in each prior year as compared to the costs incurred on all mineral properties of Exeter in each of those prior years.

2. Nature of Business and Going Concern

Argentine Business is an exploration stage entity engaged in the acquisition and exploration of mineral properties located in Argentina.

Argentine Business is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of Argentine Business and the recoverability of the amounts shown for property and equipment and mineral properties is dependent upon the existence of economically recoverable reserves, the ability of Argentine Business to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

Argentine Business has sustained recurring losses and negative cash flows from operations. At September 30, 2009, Argentine Business had $430 (2008—$414; 2007—$578) in cash and cash equivalents. Argentine Business has sustained losses from operations, and has an ongoing requirement for capital investment to explore its resource properties. Argentine Business expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. Argentine Business expects to seek additional funding through equity financing. There can be no assurance as to the availability or terms upon which such financing might be available.

2. Nature of Business and Going Concern (Continued)

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classifications of liabilities that might be necessary, should Argentine Business be unable to continue as a going concern.

3. Basis of Presentation

G-8

These consolidated financial statements include the accounts of the following subsidiaries:

Percentage of

Incorporation Ownership

Estelar British Virgin Islands 100%

Cognito British Virgin Islands 100%

All significant inter-company transactions are eliminated on consolidation.

4. Significant Accounting Policies a) Basis of Presentation

These consolidated financial statements have been prepared on a carve-out basis from Exeter as if Argentine Business had operated as a stand-alone entity during the reporting periods.

Assets, liabilities and equity contributions directly attributable to Argentine Business have been allocated to Argentine Business. Revenues and expenses have generally been allocated based on the actual results of Estelar and Cognito and an allocation of Exeter head office general and administrative expenses based upon the ratio of costs incurred on the Argentine properties in each period presented as compared to the costs incurred on all mineral properties of Exeter in each of these periods. Amounts were allocated using management’s best estimates in order to provide the most reasonable allocation.

As a result of basis of presentation described above, these consolidated financial statements may not necessarily be indicative of the results that would have been obtained if Argentine Business had operated as a stand-alone entity, nor are they necessarily indicative of the result for any future periods. The continuing operation of Argentine Business is dependent on obtaining required funding from outside sources. While Exeter has been successful in raising the required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future to Argentine Business, or that funds would be available on terms acceptable to the management of Argentine Business.

b) Mineral property exploration expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess or loss included in operations for the period. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amounts.

4. Significant Accounting Policies (Continued)

Argentine Business has relied upon the management of Exeter for the steps taken to verify title to mineral properties in which it has an interest these procedures do not guarantee Argentine Business’ title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

c) Mineral property exploration expenditures

Exploration expenditures are expensed when incurred. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized and amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property are credited against the carrying value of the property, with any excess or loss included in operations for the period. If a property is abandoned, the capitalized costs will be written off to operations.

G-9

d) Impairment of mineral property acquisition costs and deferred exploration and development expenditures

Argentine Business has relied upon the management of Exeter who regularly review the recoverability of the carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

e) Asset retirement obligations

Asset retirement obligations are recognized for estimated obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

f) Cash

Cash includes amounts held in banks.

G-10

4. Significant Accounting Policies (Continued) g) Translation of foreign currencies

The financial position and results of Argentine Business’ integrated foreign operations have been translated into Canadian funds using the temporal method as follows: i) Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date; ii) Non-monetary items, at the historical rate of exchange; and iii) Exploration and administration costs, at the average rate during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in operations for the period.

h) Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Computer equipment Straight-line – 3-6 years

Computer software Straight-line – 2 years

Equipment including vehicles Straight-line – 3-7 years

Office equipment Straight-line – 5-7 years

i) Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

j) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management’s judgment is applied are mineral property impairment assessment, assumptions used in the accounting for stock based compensation, valuation of future income tax benefits, and contingent liabilities. Actual results could differ from those estimates.

G-11

5. Changes in Accounting Policies and New Accounting Developments a) Financial Instruments—Disclosure, Section 3862

In June 2009, Handbook Section 3862 was further amended to include disclosures about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The additional fair value measurement disclosure include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices such as quoted interest or currency exchange rates; and Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

These amendments are required to be adopted for the fiscal years ending after September 20, 2009, but early adoption is permitted. The Company has adopted these amendments for the fiscal year ended December 31, 2009.

The fair values of the Company’s financial instruments constitute level 1 measurements.

Argentine Business has determined that there are no other recent pronouncements that impact its consolidated financial statements.

6. Management of Capital

Argentine Business has relied upon the management of Exeter in managing capital to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, Argentine Business includes contributed surplus from Exeter.

Argentine Business manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, Argentine Business may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, Argentine Business prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets were approved by the board of directors of Exeter.

G-12

7. Financial Instruments a) Fair Value

The fair value of financial instruments at September 30, 2009, December 31, 2008 and 2007 is summarized as follows:

September 30, 2009 2008 2007

Carrying Fair Carrying Fair Carrying Fair

amount value amount value amount value

Financial Assets

Held for trading

Cash and cash equivalents $ 430 $ 430 $ 414 $ 414 $ 578 $ 578

Amounts receivable – at amortized cost 107 107 55 55 85 85

Financial Liabilities – at amortized cost

Accounts payable and accrued liabilities $ 1,542 $ 1,542 $ 1,532 $1,532 $ 1,359 $ 1,359

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

b) Financial Risk Management

The activities of Argentine Business potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject Argentine Business to credit risk consist of cash and cash equivalents and accounts receivable. Argentine Business deposits its cash and cash equivalents in banks in Argentina as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the entity’s maximum exposure to credit risk.

Currency risk

Certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities of Argentine Business are held in Argentine Pesos and are therefore subject to fluctuation against the Canadian Dollar.

Argentine Business had the following balances in Argentine Pesos as at September 30, 2009, December 31, 2008 and 2007:

2009 2008 2007

Cash and cash equivalents 1,543,443 1,196,360 1,855,883

Amounts receivable 382,984 157,844 274,088

Accounts payable and accrued liabilities 5,246,244 3,844,190 4,363,510

Net balance (3,319,817) (2,489,986) (2,233,539)

Equivalent in Canadian Dollars (925,233) (862,531) (695,971)

Rate to convert to $1.00 CDN 0.2787 0.3464 0.3116

7. Financial Instruments (Continued) b) Financial Risk Management

Interest rate risk

G-13

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The interest rate risk for Argentine Business mainly arises from the interest rate impact on the cash. Cash earns interest based on current market interest rates, which at year end was 0%.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Argentine Business manages liquidity by maintaining adequate cash balances. Due to the fact that Argentine Business has no operations that generate cash flow to meet such commitments, and it is an exploration company, Argentine Business requires external financing to ensure all of its commitments are met on a timely basis. To date Argentine Business, by way of financings done by Exeter, has been successful in obtaining the funds necessary to meet its commitments and fund its capital program.

8. Property and Equipment

September 30, 2009

Accumulated Net Book

Cost Amortization Value

Computer equipment $ 30 $ 27 $ 3

Computer software 43 36 7

Equipment including vehicles 322 231 91

$ 395 $ 294 $ 101

December 31, 2008

Accumulated Net Book

Cost Amortization Value

Computer equipment $ 30 $ 25 $ 5

Computer software 43 24 19

Equipment including vehicles 266 205 61

$ 339 $ 254 $ 85

December 31, 2007

Accumulated Net Book

Cost Amortization Value

Computer equipment $ 26 $ 20 $ 6

Computer software 5 4 1

Equipment including vehicles 195 163 32

$ 226 $ 187 $ 39

G-14

9. Mineral Properties—Deferred Acquisition and Exploration Costs a) Acquisition Cost

September 30, 2009

Balance beginning Balance end of the

of the period Additions period

Don Sixto and Other $ 3,226 $ — $ 3,226

CVSA Properties 128 — 128

$ 3,354 $ — $ 3,354

December 31, 2008

Balance beginning Balance end of the

of the year Additions year

Don Sixto and Other $ 3,226 $ — $ 3,226

CVSA Properties 128 — 128

$ 3,354 $ — $ 3,354

December 31, 2007

Balance beginning Balance end of the

of the year Additions year

Don Sixto and Other $ 3,122 $ 104 $ 3,226

CVSA Properties 128 — 128

$ 3,250 $ 104 $ 3,354

Cognito Limited

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement, dated January 18, 2003, and an agreement dated April 30, 2003, Argentine Business acquired the right, subject to the payment noted below, to earn a 100% interest in Cognito. Cognito holds an option to acquire a 100% interest, subject to a 3.5% net smelter royalty, in the Don Sixto Project. (See note 9(c) (ii))

Effective July 22, 2003, Exeter, on behalf of Argentine Business, issued 1,600,000 shares and paid $25 for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totaled $3. At that date, the fair value of the consideration paid for that right was $348, which has been recorded as mineral property acquisition cost.

Effective July, 2005, Argentine Business exercised its option to acquire a 100% interest in Cognito and Exeter, on behalf of Argentine Business, issued 2,500,000 shares, at a price of $1.00 per share, for a total consideration of $2,500 which has been recorded as a mineral property acquisition cost, to hold a 100% interest in Cognito.

Estelar Resources Limited

Effective July 22, 2003, Argentine Business acquired a 100% interest in Estelar for consideration of 1,000,000 shares with a total fair value of $238, which was recorded as a mineral property acquisition cost. The shares were issued by Exeter on behalf of Argentine Business.

G-15

9. Mineral Properties—Deferred Acquisition and Exploration Costs (Continued) b) Exploration Costs

The tables below shows the exploration expenditures of Argentine Business by project for the nine months ended September 30, 2009 and for the years ended December 31, 2008 and 2007.

Period Ended September 30, 2009

Don Sixto

CVSA Project Total

Properties and Other

Assays $ 280 $ 44 $ 324

Consultants and contractors 59 — 59

Drilling 1,941 — 1,941

Engineering 68 — 68

Environmental 120 10 130

Field camp 447 16 463

Geological ** 535 13 548

IVA tax 747 (474)* 273

Legal and title 49 46 95

Metallurgical ** 28 — 28

Office operations 353 42 395

Resource development 231 — 231

Travel 460 39 499

Wages and benefits ** 935 81 1,016

Exploration costs $ 6,253 $ (183) $ 6,070

*	During the nine month period ended September 30, 2009 the Company recovered IVA in the amount of approximately $511.

** Includes stock based compensation as reflected below:

Nine Months ended

September 30, 2009

Geological $ 130

Metallurgical -

Wages and benefits 226

Total $ 356

G-16

9. Mineral Properties—Deferred Acquisition and Exploration Costs (Continued) b) Exploration Costs (Continued) Year Ended December 31, 2008

Don Sixto

CVSA Project

Properties and Other Total

Assays $ 1,095 $ 32 $ 1,127

Consultants and contractors 106 3 109

Drilling 4,553 — 4,553

Engineering 38 — 38

Environmental 249 6 255

Field camp 769 73 842

Geological * 840 178 1,018

IVA tax 1,592 40 1,632

Legal and title 164 58 222

Metallurgical * 67 — 67

Office operations 825 18 843

Travel 735 57 792

Wages and benefits * 2,128 61 2,189

Exploration costs $ 13,161 $ 526 $ 13,687

*	Includes stock based compensation as reflected below:

Year ended December

31, 2008

Geological $ 240

Metallurgical -

Wages and benefits 126

Total $ 366

G-17

9. Mineral Properties—Deferred Acquisition and Exploration Costs (Continued) b) Exploration Costs (Continued) Year Ended December 31, 2007

Don Sixto

CVSA Project

Properties and Other Total

Assays $ 256 $ 646 $ 902

Consultants and contractors 68 121 189

Drilling 1,827 52 1,879

Engineering — 137 137

Environmental 6 224 230

Field camp 221 311 532

Geological * 584 286 870

Geophysical 121 2 123

Hydrology — 22 22

Infrastructure — 31 31

IVA tax 570 131 701

Legal and title 102 256 358

Metallurgical * — 128 128

Office operations 248 80 328

Resource development — 174 174

Travel 383 292 675

Wages and benefits * 1,034 1,131 2,165

Exploration costs $5,420 $4,024024 $9,444444

*	Includes stock based compensation as reflected below:

Year ended December

31, 2007

Geological $ 237

Metallurgical 48

Wages and benefits 647

Total $ 932

G-18

9. Mineral Properties—Deferred Acquisition and Exploration Costs (Continued) c) Agreements i) CVSA Properties—Argentina

By an Exploration and Option Agreement dated December 30, 2003, Estelar had the right to earn a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions (the “Properties”), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, for consideration of cash payments of US$100,000 (paid) and incurring US$3,000,000 (incurred) in exploration expenditures before December 30, 2009.

Under the agreement, once Estelar has incurred exploration expenditures of US$3,000,000 (incurred) and completes 10,000 metres of drilling on any one of the projects, the vendor retains the right to buy back a 60% interest in that project, by paying Estelar an amount equal to 2.5 times its exploration expenditures on the project and funding a bankable feasibility study on the project. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing Estelar’s share of mine development costs. Should the vendor elect not to exercise its back-in right, its interest will revert to a 2% NSR on that project.

By December 31, 2006, Estelar had incurred total aggregate expenditures of US$ 3,000,000 and completed 12,000 metres of drilling on the Properties, and in early 2007, notified the vendor that it was exercising the option to acquire the Properties subject to their back in right. On August 2, 2007, Estelar notified the vendor that it had completed 10,000 metres of drilling at Cerro Moro, and provided them with a report containing exploration results in early September. In October, CVSA advised Estelar that it had elected not to exercise its back-in right and its interest has reverted to a 2% NSR in Cerro Moro. The vendor, however, retains its back-in right over the other projects acquired under the agreement.

ii) Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% NSR which may be purchased for US$1 million) in the Don Sixto Project (formerly the La Cabeza Project), located in Mendoza Province, Argentina, for consideration of cash payments totaling US$525,000 payable as follows:

- US$5,000 due December 15, 2002; (Paid)

- US$15,000 on or before December 15, 2003; (Paid)

- US$25,000 on or before December 15, 2004; (Paid)

- US$35,000 on or before December 15, 2005; (Paid)

- US$45,000 on or before December 15, 2006; (Paid)

- US$50,000 on or before December 15, 2007; (Paid) and

- US$50,000 * on or before December 15 of each year thereafter up to and including December 15, 2014.

*Due to the current anti-mining legislation these payments have been suspended until the legislation is changed (see below for more details).

Argentine Business may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

G-19

9. Mineral Properties—Deferred Acquisition and Exploration Costs (Continued) c) Agreements

Early in 2007, Argentine Business expanded its holding around Don Sixto by signing an option agreement over additional exploration rights, situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. Should Argentine Business exercise its option to purchase the property, the annual payments will cease. There are no expenditure requirements.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75. The previous owners of the property will retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. Argentine Business has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should Argentine Business not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring Argentine Business to write-off its entire investment of $3,156.

During the year ended December 31, 2008, Argentine Business entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

iii) Fomicruz

On March 2, 2009 Argentine Business signed a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a mining company owned by the government of Santa Cruz Province, Argentina. The Agreement allows for Argentine Business to acquire an 80% interest in certain licenses, adjacent to the Cerro Moro project, owned by Fomicruz, by spending US$10 million over a number of years. It further provides that Fomicruz will be entitled to a five percent participating interest in the Cerro Moro project following the granting of all permits required for mining. Argentine Business will manage the potential future development of both the Cerro Moro project and the Fomicruz licenses and will fund all exploration and development costs. Fomicruz will repay certain amounts of their share of development costs from 50% of their share of revenue from production.

iv) Other Properties

(a)	Estelar Properties—Argentina

Estelar has acquired a 100% interest in the Quispe, Rosarita and Uspallata Projects, located in Catamarca and San Juan Provinces, Argentina, for consideration of a 2% NSR from any future production from the properties. There are no expenditure commitments on the properties.

G-20

9. Mineral Properties—Deferred Acquisition and Exploration Costs (Continued) c) Agreements (b) MRP Properties—Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a

2% NSR which may be acquired for $750) in the Agua Nueva, La Ramada and Rosarita South Projects, located in Mendoza, San Juan and La Rioja Provinces, Argentina, for consideration of cash payments totaling $440 payable as follows:

- $5 on signing of the Agreement; (Paid)—$7.5 on or before October 1, 2004; (Paid)—$12.5 on or before October 1, 2005; (Paid)—$20 on or before October 1, 2006; (Paid)—$25 on or before October 1, 2007; (Paid) — $30 on or before October 1, 2008; (Not Paid)* —$40 on or before October 1, 2009; (Not Paid)* and—$50 on or before October 1 of each year thereafter to 2015.

*Payments suspended until the current anti-mining legislation is changed to allow mining in Mendoza Province.

In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

10.	Stock based compensation

Stock options awarded to employees and non-employees by Exeter are measured and recognized in the consolidated statement of loss, comprehensive loss and deficit or added to mineral properties at the fair value of the award. The fair value of all forms of stock based compensation is charged to operations or capitalized to mineral properties over the vesting period of the options granted. Fair value is estimated using the Black-Scholes Option Pricing Model.

Since the Business was not incorporated, there have been no stock options issued directly by the Business during the periods presented. Stock-based compensation amounts included in the consolidated financial statements represent allocations of Exeter’s related stock-based compensation amounts on a direct basis for employees and non-employees working directly on Argentine projects and on a pro rata basis for head office employees and directors as outlined in note 1.

Stock based compensation has been allocated as follows:

For the Nine For the Year For the Year

months ended ended ended

September 30, December 31, December 31,

2009 2008 2007

Administration salaries and consulting $ 260 $ 352 $ 517

Management fees 1,132 917 567

Director’s fees 729 1,121 756

Shareholder communications 76 6 142

Mineral property exploration expenditures 356 366 932

$ 2,553 $ 2,762 $ 2,914

11.	Contributed Surplus

Funding provided by Exeter related to Argentine Business’ activities is reflected as contributed surplus:

$

Balance—December 31, 2006 31,346

Funding provided by Exeter in fiscal 2007 13,324

G-21

Balance—December 31, 2007 44,670

Funding provided by Exeter in fiscal 2008 17,937

Balance—December 31, 2008 62,607

Funding provided by Exeter in fiscal 2009 9,171

Balance—September 30, 2009 71,778

12.	Related Party Transactions

A total of $419 (2008: $528; 2007: $730) was paid to or accrued for related party transactions as described below: (a) Exploration and consulting fees totaling $143 (2008—$128; 2007—$272) were paid or accrued to a corporation of which the President and CEO of Exeter is a principal.

(b) Exploration and development fees of $57 (2008—$137; 2007—$196) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development of Exeter.

(c)	Management fees of $105 (2008—$103; 2007—$130) were paid to a corporation controlled by the Chairman of Exeter.

(d) Management fees of $114 (2008—$160; 2007—$132) were paid or accrued to a corporation controlled by the Chief Financial Officer of Exeter.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

G-22

13.	Income Taxes

The income tax expense differs from the amount that would result from applying the Argentina income tax rate to loss before income taxes. These differences result from the following items:

2008 2007

Loss before income taxes $ 18,258 $ 13,604

Argentina income tax rate 35.0% 35.0%

Income tax recovery based on the above rates $ (6,390) $ (4,761)

Increase (decrease) due to:

Stock-based compensation 856 994

Foreign exchange rate and tax differences (443) 927

Reduction in long term Canadian income tax rates (408) -

Expiry of losses 42 44

Non-deductible mineral property exploration costs 249 824

Losses and other deductions for which no benefit

has been recognized 6,094 2,072

Other — (100)

Income tax expense $ Nil $ Nil

The significant components of the entity’s consolidated future tax assets are as follows:

2008 2007

Non-capital loss carry forwards – Argentina 182 144

Exploration and development deductions 10,160 4,872

10,342 5,016

Valuation allowance (10,342) (5,016)

$ Nil $ Nil

At December 31, 2008, Argentine Business also has tax loss carry forwards in Argentina totaling $551, that expire over the period from 2009 to 2013, available to offset future taxable income. Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

G-23

14.	Contractual Obligations

The entity leases offices in Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 9(c)). Other financial commitments are summarized in the table below:

Payments Due by Year

Total 2009 2010 – 2011

Office leases $ 17 $ 4 $ 13

Property access agreements 159 21 138

Total $ 176 $ 25 $ 151

In addition, the entity has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75.

15.	Subsequent Event

Subsequent to September 30, 2009, Exeter entered into a syndicated overnight marketed public offering in which it sold 9,832,500 shares (including an overallotment option of 15%) at a price of $5.85 per share to raise gross proceeds of $57.5 million. The offering closed in late November 2009. As consideration to the underwriters, Exeter paid a cash fee in an amount equal to five percent (5.0%) of the gross proceeds received by it from the offering. Exeter also issued to the underwriters non-transferable warrants (“Underwriters’ Warrants”) constituting three percent (3.0%) of the aggregate number of shares sold pursuant to the offering. Each Underwriters’ Warrant will be exercisable for a period of twelve (12) months at a price of $6.00.

From the proceeds of this offering, in connection to the Arrangement, Exeter is expected to contribute $25 million as a working capital contribution to Extorre.

G-24

Extorre Gold Mines Limited

(formerly7300492 Canada Inc.)

Pro-Forma

Consolidated Financial Statements

(Unaudited)

Prepared in CAD

As at December 31, 2009 and for the years ended December 31, 2008 and 2009

G-25

Extorre Gold Mines Limited (formerly 7300492 Canada Inc.) Pro-Forma Consolidated Balance Sheet As at December 31, 2009 (Expressed in Thousands of Canadian Dollars)

Pro-forma

Argentine consolidated

Extorre Gold Business Pro-forma Extorre Gold

Mines Limited Note 2a) Notes adjustments Mines Limited

Assets

Current

Cash $ — $ 430 2b) $ 25,000 $ 25,430

Accounts receivable and prepaid expenses — 107 107

— 537 25,537

Property and equipment — 101 101

Mineral properties and deferred costs — 3,354 3,354

$ — $ 3,992 $ 28,992

Liabilities

Current

Accounts payable and accrued liabilities $ — $ 1,542 $ 1,542

Shareholders’ Equity

Share capital 3) 96,778 96,778

Contributed surplus — 71,778 2b) 25,000 -

3) (96,778)

Deficit — (69,328) (69,328)

— 2,450 27,450

$ — $ 3,992 $ 28,992

See accompanying notes to the pro-forma consolidated financial statements.

G-26

Extorre Gold Mines Limited (formerly 7300492 Canada Inc.)

Pro-Forma Consolidated Statements of Loss and Comprehensive Loss For the year ended December 31, 2009 (Expressed in Thousands of Canadian Dollars)

Pro-forma

consolidated

Extorre Gold Argentine Extorre Gold

Mines Limited Business Mines Limited

Expenses

Accounting and audit $ — $ 149 $ 149

Administration salaries and consulting — 608 608

Bank charges — 33 33

Directors’ fees — 980 980

Foreign exchange gain — (247) (247)

Legal fees — 99 99

Management fees — 1,723 1,723

Mineral property exploration expenditures — 8,093 8,093

Office and miscellaneous — 25 25

Rent — 43 43

Shareholder communications — 360 360

Stock exchange listing and filing fees — 52 52

Telecommunications — 19 19

Transfer agent — 11 11

Travel and promotion — 181 181

Net loss and comprehensive loss $ — $ 12,129 $ 12,129

Loss and comprehensive loss per share $ 0.20

Weighted average number of shares 61,322,833

See accompanying notes to the pro-forma consolidated financial statements.

G-27

Extorre Gold Mines Limited (formerly 7300492 Canada Inc.)

Pro-Forma Consolidated Statements of Loss and Comprehensive Loss For the year ended December 31, 2008 (Expressed in Thousands of Canadian Dollars)

Pro-forma

consolidated

Extorre Gold Argentine Extorre Gold

Mines Limited Business Mines Limited

Expenses

Accounting and audit $ — $ 176 $ 176

Administration salaries and consulting — 1,041 1,041

Bank charges — 24 24

Directors’ fees — 1,140 1,140

Foreign exchange loss — 4 4

Legal fees — 67 67

Management fees — 1,030 1,030

Mineral property exploration expenditures — 13,687 13,687

Office and miscellaneous — 164 164

Rent — 60 60

Shareholder communications — 285 285

Stock exchange listing and filing fees — 123 123

Telecommunications — 32 32

Transfer agent — 30 30

Travel and promotion — 395 395

Net loss and comprehensive loss $ — $ 18,258 $ 18,258

Loss and comprehensive loss per share $ 0.39

Weighted average number of shares 46,420,487

See accompanying notes to the pro-forma consolidated financial statements.

Extorre Gold Mines Limited (formerly 7300492 Canada Inc.)

Notes to the Pro-Forma Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except Share Data)

1. Plan of Arrangement and basis of presentation

The accompanying pro-forma consolidated financial statements have been compiled for purposes of inclusion in an Information Circular of Exeter Resource Corporation (“Exeter”) dated February 6, 2010 which gives effect to a plan of arrangement (“Arrangement”) whereby after the Arrangement, Exeter shareholders will hold one common share of Exeter and one common share of a new exploration and development mining company Extorre Gold Mines Limited (“Extorre”).

The unaudited pro-forma consolidated balance sheet and statements of loss and comprehensive loss reflect the Arrangement as a spin out whereby Exeter will spin out its properties in Argentina and provide a cash injection for working capital of $25 million to Extorre. This Arrangement is subject to approval by Exeter’s shareholders and the appropriate regulatory authorities.

The pro-forma consolidated balance sheet and statement of operations and comprehensive loss is not necessarily indicative of Extorre as at the time of closing the transaction referred to above. The pro-forma consolidated balance sheet and statement of operations and comprehensive loss should be read in conjunction with the audited annual financial statements of Exeter for the year ended December 31, 2008, the audited financial statements of Argentine Business as at and for the nine months ended September 30, 2009 and as at and for the years ended December 31, 2008 and 2007, the audited financial statements of Extorre (formerly 7300492 Canada Inc. as at December 31, 2009 and for the period then ended, which are incorporated in or by reference in the Information Circular.

2. Pro-Forma assumptions

The unaudited pro-forma consolidated financial statement gives effect to the accounting continuation of Argentine Business as Extorre as described in the Information Circular, as if it had occurred as at December 31, 2009 for purposes of the balance sheet and as of January 1, 2008 for purposes of the consolidated statements of loss and comprehensive loss and is based on the following assumptions:

$

a) Exeter will transfer its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) 2,450 and Cognito Limited (“Cognito”), both companies incorporated in the British Virgin Islands.

Estelar and Cognito hold the Argentinean assets which include cash and working capital balances and the existing interests in a number of precious and base metal projects, being the CVSA properties (including Cerro Moro), the Don Sixto property, the Estelar properties and the MRP properties. The balances used in the pro-forma balance sheet are those of

Argentine Business as at September 30, 2009.

b) Exeter will contribute $25 million as additional working capital. 25,000

c) The expenses used in the pro-forma statements of loss and comprehensive loss for the year ended December 31, 2009 are those of Argentine Business for the nine months ended

September 30, 2009 plus a straight-line increase to reflect a full year of operations.

d) The expenses used in the pro-forma statements of loss and comprehensive loss for the year ended December 31, 2008 are those of Argentine Business for the year then ended.

Extorre Gold Mines Limited (formerly 7300492 Canada Inc.)

Notes to the Pro-Forma Consolidated Financial Statements December 31, 2009 (Expressed in Thousands of Canadian Dollars, Except Share Data)

3. Shareholders’ Equity

Authorized: unlimited number of common shares

Issued: Number of Share Contributed Deficit Total

shares Capital Surplus

# $ $ $ $

Argentine Business —— 71,778 (69,328) 2,450

Exeter working capital contribution —— 25,000 — 25,000

Shares issued under Plan of

Arrangement 73,940,202 96,778 (96,778) — -

Pro-forma Shareholders’ Equity –

December 31, 2009 73,940,202 96,778 — (69,328) 27,450

In connection with the Arrangement it is expected that 10,743,900 stock options with exercise prices ranging between $1.20 and $6.91, and 762,671 agent’s warrants with exercise prices between $2.40 and $6.00 will be issued.

SCHEDULE “H”

INFORMATION CONCERNING THE COMPANY POST-ARRANGEMENT

The following describes the proposed business of Exeter Resource Corporation, post-Arrangement, and should be read together with the financial statements of the Company incorporated by reference herein. See “Documents Incorporated by Reference” in the Information Circular. Except where the context otherwise requires, all of the information contained in this Schedule is made on the basis that the Arrangement has been completed as described in the Information Circular.

Unless the context otherwise requires, all references in this Schedule to the “Company”, “us”, “our”, “we”, or similar terms means Exeter Resource Corporation and its proposed subsidiaries. Certain other terms used in this Schedule are defined under “Glossary of Terms” in the Information Circular to which this Schedule is attached and in the glossary of technical terms attached to the Information Circular as Schedule “M”.

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the name of Square Gold Explorations Inc. on February 10, 1984 under the Company Act of the Province of British Columbia (subsequently replaced by the BCBCA) with an authorized capital of 20,000,000 common shares without par value. On July 13, 1987, the Company changed its name to Glacier Resources Inc. and on August 19, 1988 changed its name to Golden Glacier Resources Inc.

On June 10, 2002 shareholders approved (i) a share consolidation on the basis of ten (10) old shares for one (1) new share (the “Consolidation”), (ii) an increase in the authorized share capital post-consolidation from 2,000,000 to 100,000,000 common shares, and (iii) a name change to Exeter Resource Corporation. The Consolidation and name change were made effective October 11, 2002.

On the Effective Date, the Company’s authorized share capital will consist of an unlimited number of New Common Shares (which will replace the Common Shares) having the rights as described below.

The head office of the Company is located at Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. The address for service and the registered and records office of the Company is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Intercorporate Relations

On the Effective Date of the Arrangement, the Company will have three wholly-owned subsidiaries after giving effect to the transfer of the Transferred Assets to Newco: Sociedad Contractual Minera Eton Chile (“Eton Chile”), Sociedad Contractual Minera Retexe Chile (“Retexe Chile”) and Eton Mining Corp. (“Eton”). Eton Chile and Retexe Chile are Chilean corporations, registered to conduct the Company’s business in Chile. Eton is a British Columbia corporation, and is not currently active.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is currently engaged in the business of acquisition, exploration and development of mineral properties located in Argentina and Chile.

2007

In early 2007, the Company curtailed drilling on its Don Sixto project to focus primarily on the construction of geological, mineralization and structural models in preparation for updated resource estimates for Don Sixto which were released in August, 2007. With the curtailment of drilling at Don Sixto, the Company’s geological teams focused on advancing both its Cerro Moro and Caspiche projects in Argentine Patagonia and Chile respectively. Following the introduction of legislation which banned the use of certain chemicals, traditionally used in mining, by the Mendoza Provincial Government in June, 2007, exploration and independent engineering studies at Don Sixto were suspended.

Drilling resumed at Cerro Moro in March, and with the addition of a second drill rig in June, exploration progressed rapidly. In May 2007, the Company provided notice to Cerro Vanguardia Sociedad Anomina (“CVSA”) that it had incurred the exploration expenditures required under the agreement with CVSA and exercised its option to acquire the Cerro Moro properties in Santa Cruz Province, the remainder of properties in Santa Cruz Province, and the properties in Rio Negro Province and Chubut Province covered by the agreement. By early August, the Company had completed 10,000 m of drilling at Cerro Moro, triggering CVSA’s back-in right to gain a majority interest in the Cerro Moro project. The Company collated all geological data generated on Cerro Moro up to the completion of the 10,000 m of drilling and forwarded it to CVSA in early September 2007. Upon receipt of that data, CVSA had 45 days in which to exercise its back-in-right. On October 30, 2007, CVSA advised the Company that it would not exercise its back in right and consequently its interest reverted to a 2% NSR Royalty with the Company owning 100% of the project.

At Caspiche, located in the Maricunga region of the Chilean Andes in an area known to be rich in porphyry gold deposits, two drilling campaigns were conducted in early 2007 with the final drill hole being drilled into a very promising porphyry gold target. Drilling at Caspiche continued until the onset of the southern winter.

2008

During 2008, the Company continued its drilling programs at both Caspiche and Cerro Moro. With continued encouraging results at both of their properties, exploration initiatives were increased with plans to expedite the completion of the NI 43-101 compliant resource estimates on both Caspiche and Cerro Moro. Three drill rigs were utilized throughout most of the year at Cerro Moro until the fourth quarter when results were compiled and reviewed to be used in the development of the NI 43-101 resource estimate. At Caspiche, the 2007-2008 drilling campaign was halted in May due to the onset of the South American winter. It resumed again in October with a plan to drill 9,300 m.

On March 5, 2008 the Company entered into a letter of intent with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the Government of Santa Cruz Province, Argentina, for the future development of the Company’s Cerro Moro project in Santa Cruz. In March 2009, the Company finalized the terms of the agreement in which Fomicruz will acquire a 5% interest in the Company’s 176 square kilometre (“sq km”) Cerro Moro project, and the Company will have the right to earn up to an 80% interest in 691 sq km of Fomicruz exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years. The Company will fund all exploration and development costs of the Cerro Moro project and the Fomicruz properties and Fomicruz will repay an agreed amount of those costs from 50% of its share of net revenue from future operations. The Company will manage the exploration and potential future development on the properties.

In March 2008, the Company completed an equity financing and issued 7.78 million special warrants at a price of $4.50 per special warrant for gross proceeds of $35.0 million. Each special warrant was deemed to be exercised in May 2008, for no additional consideration, into one common share of the Company. The Company paid the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received from the offering and also issued 505,700 warrants to the underwriters in connection with the financing. Each warrant was exercisable to purchase one common share of the Company for a period of 12 months at a price of $4.50. The warrants were not exercised, and expired on March 26, 2009.

In September of 2008, the ongoing credit crisis centred in the United States intensified, and among other factors, led to the collapse of many large financial institutions causing significant losses in worldwide markets. Bank and major investment company failures and weak investor confidence led to significantly reduced available risk capital, a traditional source of funding for companies like Exeter in the junior resource industry. Reacting to this financial crisis, management reviewed budgets in August and September and identified areas to reduce and eliminate spending to focus more on high priority projects and activities. As a result of these cuts, many of the grass roots programs were put on hold and over half of the Company’s workforce were laid off during the latter half of the third quarter and into the fourth quarter of 2008. Some South American expatriate geologists and engineers were also retrenched and plans were implemented for others to work part time commencing in 2009. Staff numbers and time reductions were also implemented at the head office in Vancouver.

2009

On February 26, 2009, the Company completed a bought deal equity financing in which it sold 12,075,000 common shares (including an over-allotment option of 15%) at a price of $2.40 per share to raise gross proceeds of $29.0 million. The Company paid the underwriters a cash fee in an amount equal to six and one-half percent (6.5%) of the gross proceeds received from the offering and also issued 784,875 warrants to the underwriters in connection with the financing. Each warrant is exercisable to purchase one common share of the Company for a period of 12 months at a price of $2.40. The net proceeds of the offering were used for the exploration and development of the Company’s properties in Argentina and Chile, with specific focus on Caspiche and Cerro Moro, and for general corporate purposes.

On October 27, 2009, the Company’s common shares commenced trading on the TSX under the symbol “XRC” and became no longer listed on the TSX-V.

On November 26, 2009, the Company completed an overnight marketed public offering of 8,550,000 of its common shares at a price of $5.85 per share for aggregate gross proceeds of $50,017,500, pursuant to an underwriting agreement with a syndicate of underwriters led by Canaccord Capital Corp. and including TD Securities Inc., BMO Capital Markets, GMP Securities L.P., Salman Partners Inc., Thomas Weisel Partners and Scotia Capital Inc. On December 4, 2009, the Company completed the over-allotment option that was granted to the syndicate of underwriters pursuant to which the syndicate acquired an additional 1,282,500 common shares of the Company for additional gross proceeds to the Company of $7,502,625, bringing the aggregate gross proceeds of the equity financing to $57,520,125. The Company paid the underwriters a cash fee in an amount equal to five percent (5%) of the gross proceeds received from the offering and also issued 294,975 warrants to the underwriters in connection with the financing. Each warrant is exercisable to purchase one common share of the Company for a period of 12 months at a price of $6.00. The Company is using the net proceeds of the offering for exploration and development of its properties in Argentina and Chile and for general corporate purposes.

DESCRIPTION OF THE BUSINESS

General

The Company is a mineral resource exploration company. Upon completion of the Arrangement, the Company’s principal property will be the Caspiche property in northern Chile.

The Company is in the exploration stage of its corporate development; it owns no producing properties and, consequently has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of the Company are primarily funded by equity subscriptions.

Caspiche Project

On October 11, 2005, the Company entered into an agreement (the “Caspiche Agreement”) with Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. (together, “Anglo American”). Under the Caspiche Agreement, the Company has the option to acquire a 100% interest in the Caspiche gold-copper property (the “Caspiche Project”) by incurring exploration expenditures of US$2,550,000, including 15,500 metres of drilling, within five years. When the Company exercises the option and puts the property into production, Anglo American will receive a 3% NSR royalty interest or a minimum annual payment of US$250,000, whichever is greater, except for those months where the gold price drops below US$325 per ounce. If after ten years from earning its interest and exercising its option, the Company has not put the property into production, Anglo American has the option to repurchase the property for the incurred historical expenditures. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean company. The Company has now drilled in excess of 15,500 meters and spent in excess of $7,000,000, which fulfils drilling and expenditure requirements for the full term of the Caspiche Agreement and has until March 2011 to exercise the option to acquire a 100% interest in Caspiche.

On October 27, 2009, the Company filed the Caspiche Technical Report on the Caspiche Project that is compliant with NI 43-101. The Caspiche Technical Report dated October 19, 2009 was prepared by Todd Wakefield, MAusIMM and Rodrigo Alves Marinho, CPG-AIPG, each of whom is a “qualified person” as defined in NI 43-101. Unless stated otherwise, information in this Schedule “H” of a scientific or technical nature regarding the Caspiche Project is summarized, derived or extracted from the Caspiche Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the information in the Caspiche Technical Report and a further description of the Caspiche Project, reference should be made to the full text of the Caspiche Technical Report, which is available for review on SEDAR at www.sedar.com.

Property Description and Location

The Caspiche property is located 120 km southeast of Copiapó in northern Chile, South America. The geographic center of the property is located at approximately 27º 41’ south latitude and 69º 18’ west longitude. The Caspiche property is owned by Anglo American Norte S.A. (“Anglo”), formerly Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. (“EMABLOS”). Currently the Company holds an option and royalties agreement (the “ORA”) with Anglo covering the 1,262 ha that comprise the Caspiche property. According to the terms of the ORA, the Company will earn an option to acquire a 100% interest in the Caspiche property by meeting certain expenditure and drill requirements totalling USD$2,550,000 minimum expenditure and 15,500 metres minimum drilling respectively over five years. As of the effective date of the Caspiche Technical Report, the Company has fulfilled the total expenditure and drilling requirements for the full term of the ORA.

In 2009, the Company established 21 concessions over the Anglo and EMABLOS concessions totalling 5,500 ha. Sixteen of 21 concessions are exploration concessions, three are exploration concessions currently under application, and the remaining two are exploitation concessions currently under application. These concessions are valid under Chilean law, but are considered junior to Anglo and EMABLOS concessions where they overlap. These concessions are free of encumbrances and they are not affected by the payment of royalties or other obligations in favour of third parties.

There are no known environmental liabilities on the Caspiche property. In 2007, the Company submitted an environmental impact study document (the “DIA”) to the Chilean authorities to permit a drill program of 15 drill holes totaling 8,400 metres. Approval for this program was given on November 22, 2007. A revised DIA was submitted in July 2008 for the permitting of an additional 90 drill holes totalling 80,000 metres of drilling. Approval for the new DIA was granted on March 6, 2009. This revised permit covers the total metres for the 2008-2009 drill program and the 2009-2010 drill program. Drilling has been permitted through the DIA’s submitted by the Company. No additional permits are required for the recommended exploration activities at Caspiche project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the project is by 183 km of paved and gravel road from Copiapó. All transport is by private vehicle. The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Upon development, it is expected that the Caspiche property could be operated year-round.

Caspiche is a green field site, and thus existing site infrastructure is limited to an exploration camp and roads. The property is large enough to host an open pit or underground mining operation, including a reasonably-sized open pit, mill, tailings facilities, waste dumps, and leach pads. The Company does not currently have any surface land rights in the Caspiche property area, but concession owners have the right to establish an occupation easement over the surface as required for the comfortable exploration or exploitation of the concession. In January 2008 the Company made formal application to the Ministry of Public Land of the Chilean government for the right to use the surface of the Caspiche property area for ongoing exploration activities. As of the date of the Caspiche Technical Report, the Company has begun initial negotiations for access to water, and is exploring different options for providing power to the project.

The Caspiche property occurs high in the central Chilean Andes. The topography within the property consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock. Elevation within the property ranges from 4,200 metres to 4,700 metres amsl. Vegetation is limited to grasses and small thorny bushes and small marsh areas at the junction of creeks.

History

The southwest part of the property, which includes the Caspiche porphyry, was staked in 1986 by Anglo as part of a generative exploration program covering the entire Maricunga metallogenic belt.

Anglo was the first to explore the Caspiche area. Between 1986 and 1990, Anglo conducted three field campaigns on the property. The first campaign consisted of rock-chip and grid-soil geochemical surveys, where a total of 842 rock-chip samples and 431 soil samples were collected. These surveys identified a 650 m by 300 m zone of the Caspiche porphyry area that is strongly anomalous at surface in gold, silver, copper and arsenic. Eighty rock samples returned values greater than 1 g/t gold, with a high value of 5.45 g/t gold.

During the 1988 field season Anglo drilled 568 m in 12 shallow air rotary holes in the Caspiche porphyry sector. These drill holes targeted near-surface gold mineralization identified in hydrothermally-altered volcanic rocks, and delineated by the geochemical surveys. Drilling from this campaign intersected significant widths of mineralization in several holes, including 32 m grading 1.10 g/t gold in SHC-4 and 48 m grading 1.03 g/t gold in SHC-5.

During the 1990 season, Anglo drilled 950 m in six reverse circulation (RC) holes, exploring the Caspiche porphyry gold system to greater depths. Results from this program yielded narrow intersections of gold mineralization, including 10 m grading 1.09 g/t gold in SPC-02 and 34 m grading 0.63 g/t gold in SPC-05.

Newcrest held the project through an option agreement with Anglo from 1996 to 1998, during which time they discovered the Caspiche epithermals mineralization, and staked an additional 2,651 ha to cover it. Newcrest decided to abandon exploration in South America in 1998, and the ground held by Newcrest lapsed and became open. Anglo subsequently staked portions of this ground to form the current Caspiche property position.

During the first field season of the option in 1996-1997, Newcrest conducted geological mapping; rock geochemical surveys; and drilling 3,298 m in 14 RC drill holes. Twelve holes were drilled at the Caspiche porphyry to follow-up disseminated mineralization discovered by Anglo, and the testing of targets defined by the geochemical and geophysical surveys. Two holes were drilled in the Caspiche epithermals area, targeting epithermal-style mineralization indicated by anomalous gold and mercury surface geochemistry.

During the 1997-1998 field season, Newcrest conducted soil geochemical surveys, geologic investigations, and drilled 4,123 m in 22 RC drill holes at the Caspiche porphyry and Caspiche epithermals prospect areas. Porphyry-style gold-copper mineralization was encountered in several of the drill holes at the Caspiche porphyry.

The Company optioned the Caspiche property from Anglo in October 2005. No significant exploration work was reportedly conducted on the property from the end of the Newcrest drill campaign to the beginning of work by the Company.

In 2006 and 2007, the Company compiled historic exploration data into a geographic information system, reprocessed existing geophysical data, completed geological mapping of the property area, collected rock-chip samples, and conducted controlled source audio-frequency magnetotellurics, pole-dipole inducted polarization, and natural source magnetotellurics geophysical surveys. In 2008 and 2009, the Company completed property-scale geological mapping; a PIMA study of drill core samples; a soil orientation survey over the Caspiche porphyry area; a re-interpretation of the regional geophysical data; and age dating work. From 2006 through May 2009, the Company completed over 25,000 m of drilling in 49 drill holes, mostly as deep diamond drill holes in the Caspiche porphyry area.

Geological Setting

The Caspiche property is located in the Maricunga metallogenic belt, a north-northeast trending, linear zone containing at least 14 occurrences of gold and/or silver mineralization between latitudes 26º and 28º S in the Andean Cordillera of northern Chile. The Maricunga belt hosts numerous significant mines and advanced projects. The deposits are typically of the porphyry gold-copper style or high sulphidation epithermal gold-silver. A strong northwest-southeast structural control to the mineralization is typical of many of the deposits. Some Maricunga deposits have epithermal alteration textures superimposed (telescoped) onto porphyry alteration textures.

The geological model of the Caspiche porphyry deposit remains relatively simple. Three main phases of diorite to quartz diorite porphyry intrusion have been emplaced into a thick sequence of hornfelsed sandstone and siltstone at depth, and polymict, volcanic breccia near surface (the upper 500 m to 750 m). Information from the 2008-2009 exploration program indicates that the polymict, volcanic breccia occurs within a local basinal feature, rather than filling a diatreme vent into which the porphyry intrusions were emplaced, as was previously thought. Further, surface mapping and drilling shows the areal extent of the volcanic breccia is larger than originally thought, and does not conform to what would be expected from the surface expression of a volcanic vent.

Unconsolidated Quaternary deposits cover over 90% of the Caspiche project area, and include debris flows, glacial moraines, colluvium, alluvium and “vegas” (local term for small wetlands that are common on valley floors in the Andes). Drilling indicates the Quaternary cover can be up to 80 m thick. Exposed intrusive rocks at Caspiche are limited to a series of small felsic porphyritic stocks located at Caspiche porphyry that extend to the north and south. Locally these exhibit chilled margins and flow banding. At depth at Caspiche porphyry, two main porphyry intrusions constitute the well mineralized Caspiche stock, and a third porphyry intrusion abuts the Caspiche stock to the west and south. The mineralized stock measures approximately 300 m by 400 m in plan, and does not vary appreciably in size over its defined 1,200 m vertical extent.

Exploration

The Caspiche property has been explored by Anglo, Newcrest and the Company from 1986 to the effective date of the Caspiche Technical Report, as described in greater detail above under the heading “Description of the Mineral Projects – Caspiche Property - History”.

The Company optioned the Caspiche property in October 2005, and has conducted geological mapping, geochemical sampling, geophysical surveying and drilling programs through to the effective date of the Caspiche Technical Report. During the 2008-2009 season drill program a total of 16,459.6 m from 22 drill holes were completed including drill holes CSD-027 through CSD-042 and extensions to earlier holes CSD16 and CSD023. This total includes three drill holes totaling 1,007.95 m that were abandoned due to drilling problems, and redrilled from the surface. The purpose of this drill program was to define the limits of the Caspiche porphyry deposit, and test exploration targets to the east and southwest of the Caspiche porphyry area. Two of the drill holes in this program (including one redrill) were completed in the Caspiche epithermals area. A summary of the drilling conducted is described in greater detail below under the heading “Description of the Mineral Projects – Caspiche Property – Drilling”.

Mineralization

Mineralization has been encountered in two main areas of the Caspiche property. These two areas are named Caspiche porphyry and Caspiche epithermals. Stockwork-hosted, gold-copper porphyry, and high-sulphidation epithermal gold mineralization styles have been recognized on the Caspiche property.

Mineralization at Caspiche porphyry is interpreted to be a high-sulphidation epithermal gold deposit above a gold-rich, gold-copper porphyry deposit. High-sulphidation epithermal-style alteration crops out at Caspiche porphyry, and hosts disseminated gold in felsic volcanic rocks and dacite quartz-feldspar porphyry intrusive rocks. Modeling of the mineralization indicates the presence of an upper gold-bearing oxide zone underlain by a lower gold-copper-bearing sulphide zone. Porphyry-style stockwork quartz veining, containing gold and copper mineralization, has been intersected over broad lengths in drill holes, but no porphyry-style mineralization has been observed at surface on the property. This is in part due to the extensive alluvium which covers approximately 90% of the Caspiche property area.

Mineralization at Caspiche epithermals is interpreted to be a high-sulphidation epithermal gold deposit. Potential for porphry-style mineralization at depth remains, because drilling to date at Caspiche epithermals has targeted near surface high-sulphidation epithermal mineralization and thus reached only shallow depths. One drill hole completed in 2009 failed to intersect intrusive rocks or porphyry-style alteration and mineralization.

Drilling

A total of 34,700.87 m of drilling, in 102 drill holes, has been completed on the Caspiche property by the Company to the end of the 2008/2009 season, Newcrest and Anglo from 1988 to June 2009. Drilling has been concentrated in two main areas of the Caspiche property: Caspiche porphyry and Caspiche epithermals. Of the drill total, 65 holes totaling 26,818.27 m have been drilled at the Caspiche porphyry prospect, and 37 holes totaling 7,882.60 m have been drilled at the Caspiche epithermals prospect. Drilling for the 2009/2010 season is ongoing at the time of writing.

Operators have employed air-rotary, RC, and diamond drilling methods on the property. Drilling at Caspiche porphyry has been dominantly by diamond drilling methods, whereas drilling at Caspiche epithermals has been dominantly by RC drilling methods.

Summary of Drilling Campaigns at Caspiche Porphyry:

Campaign	Timeframe		Rotary Drill Holes	Rotary Drill Total (m)	RC Drill Holes	RC Drill Total (m)	Core Drill Holes	Core Drill Total (m)
Anglo	1988-1990		12	568	6	950
Newcrest	1997-1998				15	3,440
Exeter	2006-2009	*			6	1,290	26	20,570.27

Totals			12	568	27	5,680	26	20,570.27

Note: RC pre-collar drill lengths are included in the core drilling totals.

*	Drilling to June 2009.

Based on the uncertainty regarding the drilling, sampling and assaying methodologies used by Anglo in its drill campaigns at Caspiche, AMEC International (Chile) S.A. (“AMEC”) did not use Anglo drill results in the Caspiche mineral resource estimate. Based on the uncertainty regarding the sampling and assaying methodologies used by Newcrest in their drill campaigns at Caspiche, AMEC restricted use of the Newcrest drill results in the Caspiche mineral resource estimate to a maximum classification of inferred resources. A summary of the drilling conducted by Anglo and Newcrest is described in greater detail above under the heading “Description of the Mineral Projects – Caspiche Property – History”.

The Company’s drill holes at the Caspiche porphyry were inclined (between -60º and -80º) and oriented dominantly northeast and southwest. Significant intercepts returned from the 2007-2008 and 2008-2009 drill campaigns included drill hole CSD-016, which intersected 92 m of oxide mineralization grading 0.41 g/t gold, and 792.45 m of sulphide mineralization grading 0.96 g/t gold and 0.40% copper, drill hole CSD-028, which intersected 862.1 m of sulphide mineralization grading 0.54 g/t gold and 0.29% copper, and drill hole CSD-032, which intersected 1214.0 m of sulphide mineralization grading 0.90 g/t gold and 0.33% copper.

A total of 7,882.60 m of RC and diamond drilling in 37 drill holes have been completed at Caspiche epithermals. Drill results from mineralization at Caspiche epithermals is not included in the Caspiche mineral resource estimate.

Summary of Drilling Campaigns at Caspiche Epithermals:

Campaign	Timeframe	RC Drill Holes	RC Drill Total (m)	Core Drill Holes	Core Drill Total (m)
Newcrest	1996-1998	22	3,981.00	0	0
Exeter	2006-2009	13	3,203.70	2	697.90

Totals		35	7,184.70	2	697.90

The Company’s drilling at Caspiche epithermals confirmed the presence of a high-sulphidation epithermal gold system. The Company’s 2006-2007 drill holes were mostly inclined (between -60º and -70º) and oriented dominantly to the north. The 2008-2009 drill campaign was designed to test for porphyry-style mineralization at depth below the known high-sulphidation mineralization. 2008-2009 drill holes were inclined at -75º and oriented to the northeast. Significant results from the 2006-2007 program included intercepts of 22 m to 36 m grading 1.1 g/t to 1.5 g/t gold and 1.6 g/t to 26.0 g/t silver. The Company’s 2009 drill hole did not intercept porphyry-style alteration or mineralization, but did intercept high sulphidation gold mineralization, including 10 m grading 3.5 g/t gold and 32.6 g/t silver, starting at 232 m depth.

The Caspiche property has not been drilled consistently in terms of drill spacing and depth. Drilling has not been completed on a grid; however the approximate drill spacing in the Caspiche porphyry area is 200 m by 200 m, including some areas where the drill spacing is 100 m by 100 m. Drilling in the Caspiche epithermals area has been conducted on north-south-oriented drill sections, spaced roughly 200 m apart. At the time of the technical report the average depth of drilling at Caspiche porphyry is 413 m below surface. The average depth of drilling at Caspiche epithermals is 213 m; and the deepest hole on the property is at the Caspiche porphyry prospect and is 1412.75 m long.

Sampling and Analysis

RC sampling has been consistently applied through the Company’s drill campaigns. RC drill cuttings are sampled using a tricone or hammer bit via a cyclone at 1 m intervals. Sample material is collected at the drill rig in a large plastic bag, weighed, labelled and then transported to the Caspiche camp, located about 8 km from Caspiche porphyry. At Caspiche camp, the entire sample is manually split to one-eighth and seven-eighth fractions using a single pass through a triple stage riffle splitter. The one-eighth split is then weighed and set aside for compositing, while the seven-eighth reject sample is bagged. The one-eighth splits from each consecutive 1 m samples are combined to form the 2 m field composite for assaying. The drill bit diameter is recorded for each drill hole, which together with the sample weight, assists in the calculation of RC sample recovery. Average recovery from the 2007-2008 RC drilling campaign was 84.3%.

Core sampling has also been consistently applied through the Company’s drill campaigns. Diamond drilling has employed HQ (6.35 cm), HQ3 (6.11 cm), NQ (4.76 cm) and NQ3 (4.50 cm) diameter core tools. HQ3 and NQ3 triple-tube core tools are used with oriented core. The triple-tube splits are removed from the core barrel and rolled into a spare split, where the Company’s trained field technicians fit the core together, measure the length of the recovered sample and continue the oriented line. The angle between the pin and ball mark is transferred to the core from the ring using specifically-designed protractors and marked as a red pencil line. The oriented core is then placed in a wooden core tray, where the end of the run is marked with a core block marked with hole depth. There is always a trained field technician at the rig to perform the core orientation and to record the preliminary core run recovery.

The Company’s rock samples were analyzed at ALS Chemex in La Serena, Chile for gold by standard fire assay of a 50 g subsample and atomic absorption finish, and additional elements by ICP. ALS Chemex is an independent ISO 9001:2000 registered assay laboratory. External quality control samples were not inserted in surface sample batches. Surface samples are not included in the Caspiche mineral resource database and were not used for mineral resource estimation purposes.

All samples from the 2006-2007 Company drill campaign were assayed by ACME Laboratories (“ACME”) in Santiago, Chile. A total of 53 samples were assayed in duplicate by ACME. AMEC reviewed the pulp duplicate sample results and found that the ACME assay precision for gold is acceptable. Ninety percent of the pulp duplicate pairs have absolute relative differences less than 30%. In AMEC’s opinion the ACME gold assays from the 2006-2007 drill campaign are adequately accurate and precise and are acceptable for purposes of mineral resource estimation.

All samples from the 2007-2008 drilling program were prepared and assayed by ALS Chemex in La Serena, Chile. All RC and core samples were assayed for gold by fire assay of a 50 g subsample and an atomic absorption finish (ALS Chemex code Au-AA24). Samples reporting greater than 1 g/t gold were re-assayed to provide a check on the original assay. SRMs, coarse blanks and duplicates were used to control assay quality. SRMs, blanks and coarse duplicates were inserted at a rate of 1 in 20 for core samples and 1 in 30 for RC samples. AMEC reviewed SRM results from the 2007-2008 drill campaign and found the ALS Chemex assay accuracy for gold to be acceptable. Of 65 SRMs assayed, 86% were within acceptable limits, and there was no significant bias in the results. In AMEC’s opinion, the ALS Chemex gold assays from the 2007-2008 drill campaign are adequately accurate and precise and are acceptable for use in mineral resource estimation.

Sample preparation and assaying for the 2008-2009 drill campaign remained much the same as it was at the end of the 2007-2008 drill campaign. AMEC reviewed 115 SRM results from ALS Chemex during the 2008-2009 drill campaign and found the assay accuracy for gold to be acceptable. In AMEC’s opinion, the ALS Chemex gold and copper assays from the 2008-2009 drill campaign are adequately accurate and precise, and are acceptable for use in mineral resource estimation.

In order to verify the exploration data collected by the Company and previous operators for the Caspiche property, AMEC audited the mineral resource database, checked the location of drill holes in the field, and sampled and assayed select drill core intervals. Audits of the mineral resource database were conducted in January 2009 and August 2009. Drill hole location checks and check assaying of drill core intervals was conducted during the site visit in October 2008. The audit performed by AMEC found that the Caspiche mineral resource database was adequately free of data entry errors and determined that it was acceptable for use in mineral resource estimation.

Security of Samples

The Company’s personnel transport the drill core from the drill site to Copiapó. To maintain the integrity of the core, the boxes are packed and fastened with belts in the back of the trucks. Following logging and photographing, core is sawn in half in uniform 2 m intervals using a diamond saw. One half of the core interval is bagged for assay, and the other half is sealed with polyurethane varnish to prevent the oxidation of the sample and stored for future reference. Core samples for assay are placed in marked plastic bags, sealed and transported to the assay laboratory by Company personnel. Average core recovery for the 2007-2008 and 2008-2009 drill programs was 98%.

Mineral Resource and Mineral Reserve Estimates

A total of 26,818.27 m of drilling in 65 drill holes have been completed at Caspiche central. The following table is a summary of the drill holes that were used for the current mineral resource estimate:

Campaign	No. Holes	Min. Length (m)	Max. Length (m)	Avg. Length (m)	Total (m)
Newcrest	13	100	332.00	235.38	3,060.00
Exeter	31	73	1,412.75	670.53	22,127.37

Total	44	73	1,412.75	464.90	25,187.37

The cut-off date for drill hole information in the resource model database was 30 July 2009.

In general, probability plots indicate that outlier values occur above in the upper 1% to 3% of the distribution. AMEC controlled the outliers by using a restricted search ellipse during grade estimation. The grade thresholds and distance for gold and silver outlier are show in the following table:

	High Grade Search
	Au Threshold (g/t)	Ag Threshold (g/t)	Range (m)
Domain			X	Y	Z
DP	2.25	7	25	42	25
Volcbx	1.90	7.8	25	42	25
QDP2	1.10	NA	25	42	25
Basement	1.80	8.5	25	42	25
QDP1	2.00	8	25	42	25
DTB	0.40	NA	25	42	25

The following table summarizes restriction parameters for copper:

High Grade Search
	Cu Threshold (%)	Range (m)
Domain		X	Y	Z
Oxide	NA	—	—	—
Transition	NA	—	—	—
Sulphide	0.7	25	42	25

AMEC completed a Lerchs-Grossman (“LG”) optimization using Whittle® (version 4) software to determine the resource shell for open pit resources. Because of the limited drilling information, limited knowledge of the controls on mineralization, and limited metallurgical testwork, AMEC classified all estimated blocks as inferred. The Caspiche inferred mineral resource is defined as the blocks within the open pit or underground resource shells determined by the LG and floating stope analysis.

The following table shows the parameters used on the determination of the marginal cut-off values and results.

Parameters	Oxide	Sulphide
Processing (US$/t) Cost	2.7	6.5
Recovery (%)	50%	75%
Price (US$/oz)	825	825
Selling Cost (US$/oz)	6	6

Cut-off AuEq (g/t)	0.21	0.33

The following table shows the mineral resource statement for Caspiche:

Source	Material	Category	Cut-off AuEq (g/t)		Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq** (g/t)	AuEq (Moz)
Open Pit	Oxide	Inferred	0.2		100.3	0.50	0.02	1.0	0.50	1.63
	Sulphide	Inferred	0.3		460.5	0.54	0.19	1.0	0.89	13.17

Underground	Sulphide	Inferred	NA	*	444.7	0.64	0.29	1.4	1.19	16.95

Total	All	Inferred			1,005.5	0.57	0.20	1.2	0.95	31.74

*	The underground resource shell is defined assuming a block caving mining method and appropriate mining costs. The block caving mining method does not permit any selectivity during the mining process and all material within the underground resource shell is therefore considered a resource.

**

Exploration and Development

Additional exploration work is required to define the limits of the mineralized system, and to better determine the grade continuity of the Caspiche porphyry deposit. In conjunction, additional assessments of the potential for deleterious elements and metallurgical characterization studies are in progress, along with baseline environmental and hydrological studies.

Porphyry gold-copper mineralization in the Maricunga belt generally forms as clusters of deposits in close proximity; therefore there is potential for encountering additional mineralized centers at Caspiche. A number of additional targets have been defined by the Company that require detailed mapping and sampling in order to define drill targets. Approximately 22,700 m of drilling will be required in order to accomplish these programs. The drilling total will be expended through the 2009-2010 drill season in progress at the time of writing. The drill programs will require an estimated 10 to 20 months to complete, depending upon the drill rig availability, directional drilling equipment for deep holes, permitting, and climactic conditions. The proposed budget for the programs is $14.5 million.

Following completion of the 2010 work program, AMEC recommends that the Company prepare for the next level of study, a pre-feasibility study. The goal of the pre-feasibility study will be to determine the Caspiche porphyry project configuration through major trade-off studies and develop cost estimates to justify additional project development. The estimated budget for these programs is $19 million. AMEC anticipates these work programs will take between two and four years to complete.

Specialized Skills

The Company’s business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, and compliance. To date, the Company has been able to locate and retain such professionals in Canada, Argentina and Chile, and believes it will be able to continue to do so.

Competitive Conditions

The Company operates in a very competitive industry, and competes with other companies many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants. However, in the wake of the financial crisis, many companies in the junior resource sector were required to reduce or eliminate portions of their operational activities and/or have vendors reduce costs. This on-going financial crisis has effectively reduced demand for many of these exploration service providers and some costs have come down. The Company has also made significant cuts to its programs and staff and thus has required reduced services of many vendors outside, including drilling and assaying.

Business Cycles

Late in 2008 the ongoing credit crisis in the United States sent many economies, including the Canadian economy, into a recession. The current recessionary conditions have also created a volatile commodity market. Many junior mining companies who rely on certain commodity prices have been affected as a result of these volatile conditions. Some companies have been forced to abandon or delay work on certain projects until prices are such that further work becomes economically viable. The Company has continued its exploration activities as gold prices are such that gold mining, depending on the project, is still economically viable.

Most companies in the junior mining sector, companies that are considered risky investments, were more heavily impacted by the significant market losses, write-downs and devaluation of certain AAA rated asset-backed investments, and the fall of many financial institutions forced many investors to liquidate their holdings for cash driving share prices down. Exeter’s share price, for example, hit lows in December 2008 not seen in three years that were predominantly driven by market conditions, even though the price of gold remained fairly high. Gold prices have remained high as it is traditionally seen as a hedge against the devaluation of currency or inflation. Low investor confidence through this recessionary period has also resulted in the lack of available risk capital and many companies similar to the Company which rely on risk capital to continue to fund operations have encountered difficulty in raising such capital.

In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Chile. In particular, exploration on some of the Company’s properties at higher altitude is not possible in the winter.

Environmental Protection Requirements

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Employees and Management

Upon completion of the Arrangement, the Company will have approximately five (5) employees in Canada and retain the thirty-four (34) employees of the Company that are based in Chile. The Company also expects to rely on and engage consultants on a contract basis to provide services, management and personnel who will assist the Company to carry on its administrative or exploration activities in Canada and Chile.

Upon completion of the Arrangement, the management team of the Company will remain the same as currently constituted. For further information concerning the directors and senior officers of the Company, please see “Directors and Officers” below.

Foreign Operations

Mineral exploration and mining activities in Chile may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Chile’s status as a developing country may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects.

Social or Environmental Policies

In March 2008, the Company adopted its “Environment and Corporate Social Responsibility Principles and Policies”. The Company’s “Environment and Corporate Social Responsibility Principles and Policies” sets out the principles that all directors, management and employees are required to adhere to while conducting Company business. The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment; (ii) the commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities; (iii) a commitment to engage host communities and other affected and interested parties by including all parties and providing clear and accurate information; (iv) contribute to community development; (v) upholding Human Rights; (vi) safeguarding the health and safety of workers and local populations by implementing sound health and safety policies; (vii) a commitment to accurate and transparent reporting; and (viii) the commitment to ethical business practices.

Mineral Property Application Process in Chile

There are two types of mining concessions in Chile: exploration concessions and exploitation concessions. The principal characteristics of each are the following:

Exploration Concessions

The titleholder of an exploration concession has the right to carry out all types of mining exploration activities within the area of the concession. Exploration concessions can overlap or be granted over the same area of land; however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area as indicated by their ROL number. The ROL is a number used to identify a concession, it is not an acronym.

For each exploration concession the titleholder must pay an annual fee of approximately US$1.10 per ha to the Chilean Treasury and exploration concessions have a duration of two years. At the end of this period, they may (i) be renewed as an exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

A titleholder with the earliest dated exploration concession has a preferential right to an exploitation concession in the area covered by the exploration concession, over any third parties with a later dated exploration concession for that area or without an exploration concession at all and must oppose any applications made by third parties for exploitation concessions within the area for the exploration concession to remain valid.

Exploitation Concessions

The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted. Exploitation concessions can overlap or be granted over the same area of land; however, the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

Exploitation concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury in relation to each exploitation concession of approximately US$5.80 per ha.

Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself is back dated to the date of the exploration concession. A titleholder to an exploitation concession must apply to annul or cancel any exploitation concessions which overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.

In accordance with Chilean law, from the date that an application for a mining concession is made to the court, the applicant has the right to transfer or grant an option to purchase the mining concession in the process of being constituted and the court has no discretion to refuse the final grant of the concession.

RISK FACTORS

All of the properties in which the Company has an interest are in the exploration stage only. The securities of the Company should be considered a highly speculative investment due to the high risk nature of the Company’s business, which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exclusive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Risks Associated with the Company’s Operations and Mineral Exploration

The Company operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations. Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection. Any one or a combination of these factors may result in the Company not receiving an adequate return on its investment capital.

The Company has no known reserves and no economic reserves may exist on its properties, which could have a negative effect on the Company’s operations and valuation. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits exist on its properties. The Company may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even in the event that commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration efforts, the Company may be forced to acquire additional projects or cease operations.

The Company is required to make certain payments in order to maintain its interest in the Caspiche Project. Under the Caspiche Agreement, the Company has the option to acquire from Anglo American a 100% interest in the Caspiche Project by incurring exploration expenditures of US$2,550,000, including 15,500 metres of drilling, within five years. If the Company exercises the option and puts the property into production, Anglo American will receive a 3% NSR royalty interest or a minimum annual payment of US$250,000, whichever is greater, except for those months where the gold price drops below US$325 per ounce. If after ten years from earning its interest and exercising its option, the Company has not put the property into production, Anglo American has the option to repurchase the property for the incurred historical expenditures. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean company. The Company has now drilled in excess of 15,500 meters and spent in excess of $7,000,000, which fulfils drilling and expenditure requirements for the full term of the Caspiche Agreement. However, if the Company is unable to fulfill its obligations to make the NSR payment or if the Company does not put the property into production within ten years of earning its interest and exercising its option, it may not be able to maintain its interest in the Caspiche Property.

The Company conducts mineral exploration in Chile which has special risks which could have a negative effect on the Company’s operations and valuation. The Company’s exploration operations are located in Chile. As a developing economy, operating in Chile has certain additional risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. In addition, indigenous and community organizations can impact government mining regulations resulting in additional uncertainty. The presence of any of these conditions could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its rights in Chile. This would have a negative impact on the Company and the value of its securities.

The Company’s operations contain significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations. The Company’s exploration of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against such risks. The Company currently maintains only general liability and director and officer insurance but no insurance against its properties or operations. The Company may decide to take out such insurance in the future if such insurance is available at economically viable rates.

The Company has not surveyed any of its properties, has no guarantee of clear title to its mineral properties and the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation. The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights.

The natural resource industry is highly competitive, which could restrict the Company’s growth. The Company competes with other exploration resource companies, which have similar operations, and many competitors have operations, financial resources and industry experience greater than those of the Company. This may place the Company at a disadvantage in acquiring, exploring and developing properties. Such companies could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral operations are subject to market forces outside of the Company’s control which could negatively impact the Company’s operations. The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which the Company may require for future exploration or possible future development will be obtainable on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties. This could have a negative effect on the Company’s exploration activities or its ability to develop its properties.

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. In Chile, exploration activities require an environmental declaration, while mining activities require an environmental evaluation. These documents are presented to the government entity (Conama or Corema) before activities begin. In addition, landowners must consent to any access and work within their property. While the Company has been able to secure all necessary access agreements from landowners in areas where its properties are located, if a landowner believes that the Company’s activities are producing environmental damage, the landowner could apply to the Courts seeking damages or requesting an injunction or suspension of the Company’s activities.

As the Company is at the exploration stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

Financing Risks

Current global financial conditions may adversely impact operations and the value and price of the New Common Shares. Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the value and the price of the Shares could be adversely affected.

The Company has a history of losses and expects losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders. The Company has limited financial resources and as at December 31, 2008, the Company had negative operating cash flow. As of September 30, 2009, the Company had incurred accumulated losses totaling $101,124,000. The continued exploration efforts will require additional capital to help maintain and to expand exploration on the Company’s principal exploration properties. Additionally, if the Company decides to proceed with a feasibility study on any of its primary properties, substantial additional funds will be required to complete the study as well as to complete the acquisition of the projects held under option agreements. Late in fiscal year 2008, resulting from the on-going credit crisis centered in the United States, many economies including that of Canada went into a recession. This recession has impacted investor confidence and this has effectively reduced the availability of risk capital. The Company has traditionally been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing. However due to the ongoing economic conditions, the Company may not be able to obtain additional equity financing on reasonable terms, or at all. If the Company is unable to obtain sufficient financing in the future, it might have to dramatically slow exploration efforts and/or lose control of its projects. If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a lack of cash flow sufficient to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would have a negative effect on the value of its securities.

The Company operates in Chile and is subject to currency fluctuations which could have a negative effect on the Company’s operating results. The Company’s operations are located in Chile which makes it subject to foreign currency fluctuation as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. dollars, Australian dollars and the local currency. Such fluctuations may adversely affect the

Company’s financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to the New Common Shares

The New Common Shares may be subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell New Common Shares. The market for the New Common Shares may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as economic recessions and changes to legislation in the countries in which it operates. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral. The New Common Shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the New Common Shares can also be subject to volatility resulting from purely market forces over which the Company will have no control such as that experienced recently resulting from the on-going credit crisis centred in the United States.

The Company has a dependence upon key management employees, the absence of which would have a negative effect on the Company’s operations. The Company depends on the business and technical expertise of its management and key personnel, including Bryce Roxburgh, President and Chief Executive Officer, and Yale Simpson, Chairman. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company has entered into formal services agreements with Bryce Roxburgh and Yale Simpson and some of its other officers. The Company maintains no “key man” life insurance on any members of its management or directors. In addition, certain key management employees including Yale Simpson and Bryce Roxburgh will be involved in Newco.

Certain officers and directors may have conflicts of interest, which could have a negative effect on the Company’s operations. Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company is likely considered a “passive foreign investment company” which could have negative consequences for U.S. investors. The Company believes it was a “passive foreign investment company” (“PFIC”) for its taxable year ended December 31, 2008, and for prior taxable years. In addition, based on current business plans and financial projections, the Company expects to be a PFIC for the current taxable year. If the Company is considered a PFIC at any time during a U.S. holder’s holding period, a holder of the Company’s common shares who is a U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on common shares, or any gain realized upon a disposition of common shares, as ordinary income (rather than capital gain) and to pay an interest charge on a portion of such distribution or gain. The generally adverse tax consequences resulting from the PFIC rules may be mitigated or avoided if a U.S. taxpayer makes a timely and effective “qualified electing fund election” (“QEF”) or a “mark-to-market election” with respect to the Company’s common shares. A U.S. taxpayer who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. Each U.S. holder of the Company’s common shares should consult its own tax advisor regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of the Company’s common shares.

U.S. Securityholders may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers. It may be difficult for Securityholders in the United States to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the BCBCA. A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. Securityholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the U.S. Exchange Act. The submission of proxy and annual meeting information (prepared in accordance with Canadian standards) on Form 6-K may result in Securityholders having less complete and timely data than would be available for securityholders of a domestic issuer. The exemption from Section 16 rules regarding sales of common shares by insiders may also result in Securityholders having less data.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION

AND ANALYSIS

See the Company’s financial statements and related MD&A, incorporated by reference in this Information Circular, for more detailed information and financial data and statements about the Company’s historical operation.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The Company’s capital structure consists of 100,000,000 common shares without par value. As of the date of this Information Circular, the Company had 73,940,202 common shares issued and outstanding.

On the Effective Date, the Company’s authorized share capital will consist of an unlimited number of New Common Shares (which will replace the Common Shares) having the rights as described below.

New Common Shares

All of the New Common Shares will rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the New Common Shares will be entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each New Common Share will carry with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the New Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities. There is no set dividend rate or dividend schedule for the New Common Shares. The board of directors of the Company will decide if and when dividends should be declared and paid.

The New Common Shares are not subject to any future call or assessment and there are no provisions for exchange, conversion, exercise, redemption or retraction.

DIVIDENDS

The payment of dividends on the New Common Shares will be at the discretion of the board of directors of the Company and depends on our financial condition and the need to finance the Company’s business activities. The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future, although there are no restrictions that could prevent the Company from paying dividends.

CONSOLIDATED CAPITALIZATION

The following table represents the share and loan capitalization of the Company, as at the date of this Information Circular and assuming completion of the Arrangement.

Designation	Authorized		As at February 5, 2010	After Completion of the Arrangement
Common Shares	100,000,000	(1)	73,940,202	73,940,202	(2)
Long-term Debt	N/A		Nil	Nil	(3)

Notes:

(1)	On the Effective Date, the Company’s authorized share capital will consist of an unlimited number of New Common Shares (which will replace the Common Shares).
(2)	Based on the number of issued and outstanding Common Shares of the Company as of the date hereof. The number of New Common Shares to be issued pursuant to the Arrangement (the existing Common Shares will no longer exist following the Arrangement).
(3)	The Company currently has no long-term liabilities and is not expected to have any after completion of the Arrangement.

The pro forma fully diluted share capital of the Company, upon completion of the Arrangement and the exercise of all Options and New Warrants is set out below:

Designation of New Security	Number of New Common Shares		Percentage
New Common Shares issued to Shareholders in accordance with the Arrangement	73,940,202	(1)	87.0%
New Common Shares that may be issued pursuant to the exercise of Options	10,743,900		12.6%
New Common Shares that may be issued pursuant to the exercise of New Warrants	294,975		0.4%

Total:	84,979,077		100%

Notes:

(1)	467,696 Warrants of the Company will expire on February 26, 2010. These Warrants have an exercise price of $2.40 per Common Share and the Company expects that they will be exercised. If these Warrants are exercised, the number of New Common Shares issued to Shareholders in accordance with the Arrangement will be 74,407,898 and the fully diluted capitalization of Newco will be 85,446,733 Newco Common Shares.

OPTIONS TO PURCHASE SECURITIES

Shareholders will be asked at the Meeting to approve certain amendments to the Company’s stock option plan. See “Particulars of Other Matters to be Acted Upon: The Amended Option Plan” in the Information Circular.

On the Effective Date, each outstanding Option shall be adjusted such that the holder will be entitled to receive, upon exercise of the Option, that number of New Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the Option immediately prior to the Effective Time, at the Adjusted Exercise Price.

The following table sets out the Options that are expected to be outstanding on the Effective Date.

Position of Optionee	Securities under Option (1)	Exercise Price Prior to Effective Date(2)	Market Value of Securities underlying the Option (3)	Expiration Date
Options held by all executive officers and past executive officers of the Company as a group (6 individuals in the aggregate)	40,000	$1.20	$271,600	April 5, 2010
	140,000	$1.12	$961,800	July 7, 2010
	500,000	$1.59	$3,200,000	Dec. 30, 2010
	195,000	$2.52	$1,066,650	May 3, 2011
	275,000	$3.02	$1,366,750	Nov. 30, 2011
	275,000	$2.85	$1,413,500	June 27, 2012
	400,000	$2.85	$2,056,000	Nov. 13, 2012
	200,000	$2.85	$1,028,000	Jan. 23, 2013
	893,000	$1.49	$5,804,500	Nov. 17, 2013
	1,200,000	$2.85	$6,168,000	Feb. 27, 2014
	450,000	$3.30	$2,110,500	July 17, 2014
	700,000	$6.91	$756,000	Feb. 1, 2015

Options held by all executive officers and past executive officers of subsidiaries of the Company as a group	Nil	Nil	Nil	Nil

Options held by all directors and past directors of the Company who are not also executive officers (3 individuals in the aggregate)	20,000	$3.02	$99,400	Nov. 30, 2011
	55,000	$2.52	$300,850	Feb. 13, 2012
	200,000	$2.85	$1,028,000	June 27, 2012
	100,000	$2.85	$514,000	Nov. 13, 2012
	210,000	$1.49	$1,365,000	Nov. 17, 2013
	300,000	$3.35	$1,392,000	March 19, 2014

Options held by all directors and past directors of subsidiaries of the Company who are not also executive officers (1 individual in the aggregate)	100,000	$1.51	$648,000	June 27, 2012
	150,000	$2.52	$820,500	Aug. 28, 2012

Position of Optionee	Securities under Option (1)	Exercise Price Prior to Effective Date(2)	Market Value of Securities underlying the Option (3)	Expiration Date
Options held by other employees and past employees of the Company as a group	100,000	$1.20	$679,000	March 21, 2010
	50,000	$1.12	$343,500	July 7, 2010
	50,000	$1.10	$344,500	Aug. 19, 2010
	55,000	$1.59	$352,000	Dec. 30, 2010
	50,000	$2.01	$299,000	March 2, 2011
	30,000	$2.52	$164,100	May 3, 2011
	130,000	$2.52	$711,100	Jan. 31, 2012
	190,000	$1.51	$1,231,200	June 27, 2012
	50,000	$2.52	$273,500	Aug. 28, 2012
	50,000	$1.51	$324,000	Nov. 13, 2012
	100,000	$1.51	$648,000	Jan. 23, 2013
	292,900	$1.82	$1,807,193	Nov. 7, 2013
	355,000	$3.29	$1,668,500	July 15, 2014
	100,000	$5.05	$294,000	Sept. 28, 2014
	865,000	$6.91	$934,200	Feb. 1, 2015

Options held by other employees and past employees of subsidiaries of the Company as a group	10,000	$1.20	$67,900	Oct. 25, 2010
	15,000	$2.01	$89,700	March 2, 2011
	210,000	$2.52	$1,148,700	Jan. 31, 2012
	102,000	$1.51	$660,960	June 27, 2012
	25,000	$2.52	$136,750	Aug. 28, 2012
	5,000	$1.51	$32,400	Jan. 23, 2013
	76,000	$1.82	$468,920	Nov. 7, 2013
	350,000	$3.29	$1,645,000	July 15, 2014
	130,000	$5.05	$382,200	Sept. 28, 2014

Options held by consultants to the Company	100,000	$1.59	$640,000	Dec. 30, 2010
	50,000	$1.89	$305,000	June 12, 2011
	60,000	$3.02	$298,200	Nov. 30, 2011
	50,000	$3.64	$217,500	June 27, 2012
	60,000	$2.85	$308,400	Feb. 27, 2014
	40,000	$1.49	$260,000	Nov. 17, 2013
	25,000	$3.29	$117,500	July 15, 2014
	50,000	$5.05	$147,000	Sept. 28, 2014

Options held by consultants to subsidiaries of the Company (3 individuals in the aggregate)	40,000	$1.20	$271,600	Oct. 25, 2010
	70,000	$2.52	$382,900	Jan. 31, 2012
	30,000	$1.51	$194,400	June 27, 2012
	75,000	$2.85	$385,500	Feb. 27, 2014
	100,000	$5.05	$294,000	Sept. 28, 2014
			$216,000

Total:	10,743,900		$51,115,373

Notes:

(1)	The underlying securities will be New Common Shares.

(2)	The exercise price of these Options will be adjusted pursuant to the terms of the Arrangement based on the relative trading prices of the New Common Shares and the Newco Common Shares following the Arrangement. See “Particulars of Matters to be Acted Upon: The Arrangement – Net Fair Market Value of the Transferred Assets”.
(3)	Based on the closing price of the Common Shares on the TSX on the last trading day immediately prior to the date of this Information Circular.

PRIOR SALES

During the 12 months preceding the date of this Information Circular, the Company has issued the following Common Shares at the following prices:

Common Shares

Date of Issuance	Number of Common Shares Issued	Issuance Price
January 20, 2009	5,000	$2.01	(1)
January 22, 2009	50,000	$1.59	(1)
February 20, 2009	20,000	$1.20	(1)
February 24, 2009	10,000	$1.41	(1)
February 26, 2009	12,075,000	$2.40	(2)
March 24, 2009	40,000	$1.59	(1)
March 25, 2009	3,000	$1.59	(1)
March 27, 2009	20,000	$1.59	(1)
May 22, 2009	10,000	$1.59	(1)
June 17, 2009	50,000	$1.59	(1)
June 23, 2009	14,400	$1.82	(1)
August 12, 2009	25,000	$1.82	(1)
August 24, 2009	10,000	$1.49	(1)
September 1, 2009	16,506	$2.40	(3)
September 4, 2009	75,000	$1.49	(1)
September 14, 2009	55,000	$2.52	(1)
September 15, 2009	20,000	$1.49	(1)
September 15, 2009	20,000	$1.51	(1)
September 15, 2009	5,000	$2.01	(1)
September 17, 2009	35,000	$1.82	(1)
September 17, 2009	10,000	$1.82	(1)
September 17, 2009	5,000	$1.51	(1)
September 17, 2009	50,000	$2.85	(1)
September 17, 2009	20,000	$3.02	(1)
September 21, 2009	20,000	$1.51	(1)
September 23, 2009	55,000	$2.52	(1)
September 23, 2009	30,000	$1.51	(1)
September 24, 2009	20,000	$1.59	(1)
September 25, 2009	102,000	$2.40	(3)
September 28, 2009	10,000	$1.59	(1)
October 14, 2009	5,000	$1.51	(1)
October 15, 2009	5,000	$3.29	(1)
October 22, 2009	10,000	$2.52	(1)

Date of Issuance	Number of Common Shares Issued	Issuance Price
October 26, 2009	20,000	$1.51	(1)
November 5, 2009	5,000	$1.82	(1)
November 17, 2009	50,000	$2.85	(1)
November 17, 2009	100,000	$2.85	(1)
November 17, 2009	55,000	$2.52	(1)
November 17, 2009	20,000	$3.02	(1)
November 20, 2009	15,000	$1.82	(1)
November 23, 2009	20,000	$2.40	(3)
November 26, 2009	8,550,000	$5.85	(4)
December 4, 2009	1,282,500	$5.85	(5)
December 8, 2009	50,000	$1.82	(1)
December 9, 2009	9,000	$1.82	(1)
December 10, 2009	3,000	$1.51	(1)
December 15, 2009	5,000	$2.52	(1)
December 16, 2009	109,118	$2.40	(3)
December 16, 2009	16,600	$1.82	(1)
December 16, 2009	100,000	$1.20	(1)
December 21, 2009	10,000	$1.51	(1)
December 21, 2009	2,000	$1.82	(1)
December 21, 2009	160,000	$1.20	(1)
December 22, 2009	15,000	$1.82	(1)
December 22, 2009	25,000	$1.20	(1)
December 23, 2009	5,000	$1.51	(1)
December 23, 2009	57,055	$2.40	(3)
December 29, 2009	2,100	$1.82	(1)
December 30, 2009	100,000	$1.20	(1)
January 6, 2010	25,000	$2.85	(1)
January 21, 2010	12,500	$2.40	(3)
January 25, 2010	5,000	$1.82	(1)

Notes:

(1)	Issued upon the exercise of previously granted stock options.
(2)	Issued by way of a short form prospectus offering. The Company also issued 784,875 common share purchase warrants to the underwriters. Each common share purchase warrant is exercisable to purchase one common share of the Company at a price of $2.40 until February 26, 2010.
(3)	Issued on the exercise of previously granted common share purchase warrants.
(4)	Issued by way of a short form prospectus offering. The Company also issued 294,975 common share purchase warrants to the underwriters. Each common share purchase warrant is exercisable to purchase one common share of the Company at a price of $6.00 until November 26, 2010.
(5)	Issued pursuant to the exercise of an over-allotment option granted to the underwriters. The Company also issued 38,475 common share purchase warrants to the underwriters. Each common share purchase warrant is exercisable to purchase one common share of the Company at a price of $6.00 until November 26, 2010.

MARKET FOR SECURITIES

On October 27, 2009, the Common Shares commenced trading on the TSX. Prior to trading on the TSX, the Common Shares were listed for trading on the TSX-V. The following table shows the price ranges and volume traded of the Company’s common shares on the TSX-V and TSX on a monthly basis for the 12 month period preceding the date of this Information Circular.

Year	Month	Open ($)	High ($)	Low ($)	Close ($)	Volume
2009	February	2.800	3.360	2.500	2.850	2,617,500
	March	2.970	4.370	2.460	4.100	2,143,900
	April	4.120	4.200	3.120	3.300	1,781,600
	May	3.250	3.920	3.180	3.740	1,258,400
	June	3.800	3.920	3.100	3.380	1,251,700
	July	3.200	3.380	2.830	3.300	1,577,700
	August	3.300	3.490	2.930	3.400	1,085,900
	September	3.450	5.780	3.410	4.900	6,627,500
	October(1)	4.900	6.560	4.330	5.820	6,438,000
	November	5.820	6.850	5.500	6.150	8,964,600
	December	6.200	8.310	6.160	7.410	6,468,000
2010	January	7.510	9.320	6.780	6.910	5,860,500
	February(2)	6.990	8.470	6.900	7.990	1,933,100

Notes:

(1)	On October 27, 2009, the Company’s common shares commenced trading on the TSX.
(2)	For the period from February 1, 2010 to February 5, 2010.

The Common Shares are also listed for trading on the NYSE-Amex under the symbol “XRA” and the FSE under the symbol “EXB”.

ESCROWED SHARES

The Company does not have any of its securities subject to escrow or contractual restrictions on transfer, nor will it upon completion of the Arrangement.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and officers of the Company, upon completion of the Arrangement, no person will beneficially own, directly or indirectly, or have control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that constitute more than 10% of New Common Shares.

DIRECTORS AND OFFICERS

The number of directors of the Company is currently fixed at six. At each annual meeting of shareholders, the entire board of directors will retire and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or with the provisions of the BCBCA.

The names and provinces of residence, offices held and principal occupations during the past five years of the directors and executive officers of the Company (the information concerning the respective directors and executive officers has been furnished by each of them), upon completion of the Arrangement, are as follows:

Name, Position(s) with the Company (1) and Municipality of Residence	Principal Occupation	Period (s) Served as a Director	Shares Beneficially Owned or Over which Control or Direction is Exercised
Bryce G. Roxburgh President, CEO and Director Philippines	President and CEO of the Company since September 4, 2003; Director of Rugby Mining Limited (formerly Carlyle Mining Corp.) since January 2007.	March 20, 2003 to date	3,866,750	(5)

Yale R. Simpson Chairman of the Board Director West Vancouver, B.C. Canada	Chairman of the Company since September 11, 2003; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. since March 2002, Dynasty Metals & Mining Inc. since September 2003 and Rugby Mining Limited (formerly Carlyle Mining Corp.) since January 2007.	June 10, 2003 to date	1,473,250

Douglas W. Scheving (2)(3)(4) Director Vancouver, B.C. Canada	Executive consultant for companies in the resource sector since 1993.	July 16, 1993 to date	Nil

Robert G. Reynolds (2)(3)(4) Director Sydney, Australia	Chartered Accountant; Director of Rugby Mining Limited (formerly known as Carlyle Mining Corp.) since January 24, 2007; Avoca Resource Ltd. since March 2002; Avoca Resources Limited since April 2002 and Global Geoscience Limited since December 2007.	June 12, 2007 to date	Nil

Louis Montpellier VP Corporate Development, Legal Counsel and Director Vancouver, B.C. Canada	Appointed as Vice President, Corporate Development and Legal Counsel on February 1, 2010; lawyer since 1981; Gowling Lafleur Henderson LLP since 2000.	January 21, 2008 to date	5,000

Roger Walsh(2)(3)(4) Director Vancouver, B.C. Canada	Vice President Corporate Development for Aurizon Mines since March 27, 2009; Vice President of Corporate Development for Jinshan Gold Mines Inc. from October 2006 to January 2009; Vice President Corporate Development for Ivanhoe Mines Ltd. from June 2005 to October 2006.	March 19, 2009 to date	Nil

S. R. Jeremy Perkins VP Development and Operations Sydney, Australia	Appointed as Vice President Development and Operations on February 1, 2005; Professional engineer, since 1989 Director and Principal, J Perkins & Associates Pty Ltd, an industry consultant firm.	N/A	127,652

Name, Position(s) with the Company (1) and Municipality of Residence	Principal Occupation	Period (s) Served as a Director	Shares Beneficially Owned or Over which Control or Direction is Exercised
Cecil Bond Chief Financial Officer Langley, B.C. Canada	Appointed as Chief Financial Officer on April 13, 2005; Chartered Accountant. From 1996 to present: Director, and at various times President, CEO and CFO of Argosy Minerals Inc; CFO of Christopher James Gold Corp. from January 2007 until July 2007; CFO of Rugby Mining Limited (formerly Carlyle Mining Corp.) from February 2007 to March 2009; Director of Rugby Mining Limited since March 2009; Director and officer of various private companies.	N/A	14,000

Notes:

(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any subsidiary thereof.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating and Corporate Governance Committee.
(5)	2,500,000 of these shares are registered in the name of Rowen Company Limited, of which Mr. Roxburgh is a beneficiary.

On the Effective Date, it is expected that 5,470,152 New Common Shares or approximately 7.4% of the New Common Shares outstanding on a non-diluted basis will be beneficially owned, directly or indirectly, or control or direction will be exercised over those shares, by the directors and senior officers of the Company as a group.

Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its directors and executive officers, or other members of management, or of any proposed director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any material contract or material transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest in respect of the Company and are required to comply with such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.

EXECUTIVE COMPENSATION

For information concerning the Company’s executive compensation for the Company’s financial year ended December 31, 2008, please refer to the section entitled “Statement of Executive Compensation” in the Information Circular of the Company dated April 21, 2009 for the annual general meeting of shareholders of the Company held on May 26, 2009, which document is incorporated by reference herein. See “Documents Incorporated by Reference” in the Information Circular.

The Company does not intend to make any material changes to that compensation upon completion of the Arrangement. Where applicable, the Company will enter into a services agreement with Newco such that it can recover a portion of the Named Executive Officer’s remuneration where such Named Executive Officer is required to spend time on matters relating to Newco.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No existing director or executive officer of the Company nor any associate of such individual is indebted to the Company or any other entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our subsidiaries.

AUDIT COMMITTEES & CORPORATE GOVERNANCE

For information concerning the Company’s corporate governance policies and practices, please refer to the section entitled “Corporate Governance Disclosure” in the Information Circular of the Company dated April 21, 2009 for the annual general meeting of shareholders of the Company held on May 26, 2009, which document is incorporated by reference herein. See “Documents Incorporated by Reference” in the Information Circular. The Company does not intend to make any changes to those policies and practices upon completion of the Arrangement.

For information concerning the current memberships of the Company’s board of director committees, please see “Directors and Officers” above in this Schedule “H”.

For information concerning the Company’s Audit Committee, including the full text of the Audit Committee Charter, please refer to the section entitled “Audit Committee” in the Company’s Annual Information Form for the year ended December 31, 2008, which document is incorporated by reference herein. See “Documents Incorporated by Reference” in the Information Circular.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Other than as described below, the Company is not aware of any material legal proceedings to which the Company or a proposed subsidiary is a party or to which its property is subject, nor is the Company aware that any such proceedings are contemplated.

On June 20, 2007, legislation was passed by the Mendoza government, in Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law. The Company’s subsidiary has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has the effect of banning conventional mining in the province. After the Effective Date, Newco expects to continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

Regulatory Actions

There are currently no (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company; and (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, the Company is not aware of any material interest, direct or indirect, of (i) any shareholder that is expected to be a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the New Common Shares on the Effective Date of the Arrangement, (ii) any of our or our subsidiaries’ directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction since the Company’s incorporation or in any proposed transaction that has materially affected or will materially affect us.

AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia, is the auditor of the Company and was first appointed on October 17, 2007.

TRANSFER AGENT AND REGISTRAR

Computershare Services Inc., at its office in the City of Vancouver, British Columbia, is the transfer agent and registrar for the Common Shares and will be the transfer agent and registrar for the New Common Shares.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts to which the Company, or any of its subsidiaries will be a party to after the Effective Date and will still be in effect, are:

•	the Arrangement Agreement; and

•	the Caspiche Agreement.

SCHEDULE “I”

INFORMATION CONCERNING NEWCO POST-ARRANGEMENT

The following describes the proposed business of Extorre Gold Mines Limited, post-Arrangement, and should be read together with the financial statements of Newco contained in Schedule “F” to the Information Circular and the pro forma and carve-out financial statements contained in Schedule “G” to the Information Circular. Except where the context otherwise requires, all of the information contained in this Schedule is made on the basis that the Arrangement has been completed as described in the Information Circular.

Unless the context otherwise requires, all references in this Schedule to “Newco”, “us”, “our”, “we”, or similar terms means Extorre Gold Mines Limited and its proposed subsidiaries. Certain other terms used in this Schedule are defined under “Glossary of Terms” in the Information Circular to which this Schedule is attached and in the glossary of technical terms attached to the Information Circular as Schedule “M”.

CORPORATE STRUCTURE

Name and Incorporation

Newco was incorporated under the CBCA on December 21, 2009. Prior to the Effective Date of the Arrangement, Newco will not carry on any business except as contemplated by the Arrangement.

Newco’s registered address is Suite 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. Newco’s head office will be located at 1260 – 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.

Intercorporate Relations

On the Effective Date of the Arrangement, Newco will have two wholly-owned subsidiaries through the transfer of the Transferred Assets from the Company: Cognito Limited (“Cognito”) and Estelar Resources Limited (“Estelar”), both British Virgin Island corporations, registered to conduct Newco’s business in Argentina.

GENERAL DEVELOPMENT OF THE BUSINESS

General

Newco was incorporated under the CBCA on December 21, 2009. Prior to the Effective Date of the Arrangement, Newco will not carry on any business except as contemplated by the Arrangement.

DESCRIPTION OF THE BUSINESS

General

Currently, Newco has no assets or operations. On the Effective Date, Newco will be engaged in the business of acquisition, exploration and development of mineral properties located in Argentina, with focus on the development of the Cerro Moro project in Santa Cruz Province, Argentina. Newco will be in the exploration stage of its corporate development, will own no producing properties and, consequently will have no operating income or cash flow from the properties it holds.

Cerro Moro Project

The Cerro Moro gold-silver property (the “Cerro Moro Project”) consists of 18 titles covering approximately 177 square kilometres in north eastern Santa Cruz Province, Argentina, approximately 60 kilometres southwest of Puerto Deseado. Two of the titles are Cateo de Exploraciones, which is an exclusive exploration permit. The remaining titles are Manifestaciones de Discubrimiento, which are granted once a mineral discovery is made, to protect the discovery until such time as a Mina (mining lease) is granted. A Mina is usually granted after the results of exploration indicate a potential ore body.

Pursuant to an agreement (the “CVSA Agreement”) dated December 30, 2003 between the Company and Estelar and Cerro Vanguardia Sociedad Anomina (“CVSA”), which is owned 92.5% by AngloGold Ashanti Limited (“AGA”), the Company acquired a 100% interest in the Cerro Moro Project by paying US$100,000 to CVSA and incurring US$3,000,000 in expenditures, including the completion of 8,000 metres of drilling. The interest is subject to a 2% net smelter returns (“NSR”) royalty in favour of CVSA.

On March 3, 2009, the Company announced that it had entered into a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the Government of Santa Cruz Province, Argentina. The definitive agreement provides the Company with access to 691 square kilometres of land surrounding the Cerro Moro Project owned by Fomicruz (the “Fomicruz Properties”). Under the definitive agreement, the Company will have the right to earn up to an 80% interest in the Fomicruz Properties by incurring US$10,000,000 in exploration expenditures on the Fomicruz Properties over a number of years and Fomicruz will have the right to acquire a 5% interest in the Cerro Moro Project following the granting of certain permits. The Company will fund all exploration and development costs of the Cerro Moro Project and Fomicruz will repay a portion of those costs from 50% of its share of net revenue from future operations. The Company will manage the exploration and potential future development of the Cerro Moro Project and the Fomicruz Properties.

In connection with the filing of this Information Circular, the Company is filing an updated technical report (the “Cerro Moro Technical Report”) on the Cerro Moro Project compliant with NI 43-101. The Cerro Moro Technical Report has an effective date of December 31, 2009 and was prepared by Ted Coupland (BSc DipGeoSc CFSG ASIA MAusIMM CPGeo MMICA), a “qualified person” as defined in NI 43-101.

Unless stated otherwise, information in this Schedule “I” of a scientific or technical nature regarding the Cerro Moro Project is summarized, derived or extracted from the Cerro Moro Technical Report. For a complete description of assumptions, qualifications and procedures associated with the information in the Cerro Moro Technical Report and further particulars regarding the Cerro Moro Project, reference should be made to the full text of the Cerro Moro Technical Report which is available for review on SEDAR at www.sedar.com.

Property Description and Location

The Cerro Moro project is located in southern Argentina, some 60 kilometres (100 kilometres by road) southwest of Puerto Deseado, a port city in the Province of Santa Cruz. The project area is geographically centered at approximately 48º 01’ 55” south latitude and 66º 33’ 45” west longitude.

The Company acquired the Cerro Moro project in December 2003 as part of an agreement between CVSA and the Company. The agreement covers a total of 39 CVSA concessions which are located in three provinces – Rio Negro, Chubut and Santa Cruz. The agreement provided the Company with the exclusive right to acquire a 100% interest in these properties by spending US$3 million over five years, including the completion of 8,000 m of drilling. CVSA retained a one-time right to back into a 60% interest in any project where the Company drilled 10,000 m, by paying the Company 2.5 times its aggregate exploration expenditure and completing a bankable feasibility study on the project.

The Company exercised its option to acquire the properties in May 2007, having incurred the required US$3 million in exploration expenditure. Subsequently, on completion of 10,000 m of drilling at Cerro Moro, the Company formally notified CVSA seeking a decision on whether it would exercise its 60% back-in right on Cerro Moro. On October 29, 2007, CVSA notified the Company that it would not be exercising this right. CVSA retains a 2% net smelter return from any future production at Cerro Moro. CVSA has transferred the 14 Cerro Moro concessions to Estelar, the Company’s wholly-owned subsidiary. An additional four concessions have been acquired bringing the total project area to 17,677 ha. Two concessions are held under the Cateo category and the remainder under the Manifestaciones de Discubrimiento category. Formicruz will have a 5% participation interest on the issuing of all required concessions and permits to commence mining at Cerro Moro.

The surface rights in the Cerro Moro project are owned by three separate landowners. The Company does not own any surface rights and has signed access agreements with three of the surface owners covering the farms Cerro Moro, El Mosquito and San Jorge.

In January 2008 the Instituto Nacional de Tecnologia Agropecuaria (INTA) visited Cerro Moro to evaluate areas of disturbed ground for rehabilitation and/or revegetation. Based on their recommendations, the Company has rehabilitated areas of trenching and also routinely rehabilitates all drillhole sites. The author of the NI 43-101 noted that, “the Company appears to be maintaining a high standard of environmental responsibility in its exploration activities”, which is illustrated by its commitment to drill site and trench rehabilitation. Ownership of water rights in the Cerro Moro area should be confirmed so that future water permitting can be planned.

In May 2008, Water Management Consultants Pty Ltd (a Schlumberger company; “WMC”) carried out a preliminary site survey and review of possible water sources to supply a potential Cerro Moro development. Nominal water requirements were assumed to be between 8 litres per second and 16 litres per second. WMC reported that in their view, alluvial aquifers and underlying fractured bedrock could be capable of supplying this quantity of water sustainably using several local endorheic basins which they identified. WMC suggested a program of work to investigate this possibility in detail which included drilling and pump testing.

In August and September 2009, Vector Engineering recommended a hydrology study that includes both the testing of possible water sources, as well as a program of vertical RC percussion drilling into the major veins that will potentially be utilised as dewatering holes during production. The prospects include; Escondida East, Escondida Central, Escondida West, Escondida, Far West, Gabriela, Esperanza, Deborah and the Silvia/Carla structure.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Cerro Moro is accessible by road from the cities of Rio Gallegos or Comodoro Rivadavia. The major centres in close proximity to Cerro Moro are Puerto Deseado, approximately 100 km by road to the north-east and Puerto San Julian, approximately 260 km by road to the south-west. Farm tracks are used to access the individual exploration projects from the Company’s base camp. All basic goods and services are available at these nearby centres. Power in the major towns is provided from the Argentine national power grid, but this does not extend to the Cerro Moro project area. Generators are used to provide power to the Cerro Moro base camp and water is sourced from boreholes. The Company sources its drilling water from old exploration holes which intersected strong water inflows.

Santa Cruz province experiences a dry climate in the rain shadow of the Andes to the west. Rainfall averages 200 mm per year. The Cerro Moro area is semi arid with highest rainfall, and occasional snow falling in the winter. The area is affected by moderate to strong wind throughout the year. Exploration is possible on a year-round basis.

Cerro Moro has very low relief with an average elevation of 115 m above sea level. There are no permanent watercourses though saline lagoons and saltpans are found throughout the area.

History

The discovery of gold mineralization at Cerro Moro by Mincorp resulted from regional Landsat TM satellite imagery analysis and a follow up helicopter based regional rock chip sampling programme. The exploration concessions were acquired in November 1993 and Mincorp actively explored Cerro Moro until February 2000. Exploration activities included diamond and RC drilling, trenching, soil sampling and geological mapping. The drilling and sampling completed by Mincorp is summarized in the following table:

Sample Type	Number of holes / trenches	Total length (m)	Samples collected
Core drilling	19	1,015.80	547
RC drilling	15	1,577.00	783
Rock chip	—	—	819
Trench and channel	405	3,036.00	2,163

Cerro Moro was acquired by CVSA in March 2001 following the corporate takeover of Mincorp. No details of any CVSA exploration are available.

Geological Setting

Cerro Moro is geologically located within the Deseado Massif, which is a tectonic block in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 square kilometres.

The oldest rocks within the Deseado Massif are the Upper Pre-Cambrian and Lower Palaeozoic metamorphics of the La Modesta Formation (also known as the Rio Deseado Complex). This formation is intruded by granites of Lower to Middle Palaeozoic age. These rocks are in turn unconformably overlain by continental sandstone of the La Golondrina and El Tranquilo Formations, which were deposited in a series of graben and half-graben structures. The Cerro Moro project area is interpreted to be underlain by volcanic stratigraphy which has been broadly assigned to the Bahia Laura Group. Some 30% of the project is covered by younger Tertiary marine sediments and Quaternary gravels.

During the Jurassic and Cretaceous Periods the region underwent extensional tectonics, which initially resulted in the epiclastic and pyroclastic Roca Blanca Formation, followed by the widespread mafic volcanic field of the Bajo Pobre Formation during the Mid-Jurassic. During the Mid and Upper Jurassic these rocks were overlain by felsic and intermediate volcanics and sediments of the Bahia Laura Group. The Bahia Laura Group includes the Chon Aike and La Matilde Formations. The Chon Aike Formation constitutes a thick sequence of rhyolitic ignimbrites, tuffs and volcaniclastics, and is interpreted to host the gold mineralization at Cerro Moro.

During the Early Tertiary Period – Paleocene Epoch the region was draped with continental and marine sediments. More recently, during the Late Tertiary Period to Pleistocene Epoch, basaltic lava flows were extruded but these are not observed at Cerro Moro.

Exploration

Work at Cerro Moro during 2009 has concentrated on drilling at the Escondida Prospect. Historical exploration activities undertaken by Mincorp are discussed in greater detail above under the heading “History”.

The Company has had success in tracing the majority of the structures at Cerro Moro that in many locations host significant gold-silver mineralization utilising the detailed ground magnetics that cover the majority of the project. However the magnetic data does not appear to highlight where significant mineralization (that is the high grade mineralized shoots) is located along these structures. Following consultations with geophysical consulting company, Zonge Ingenieria y Geofísica (Chile) S.A. (“Zonge”) a trial survey of Magneto-Telluric (“MT”) was proposed.

A total of 9.9 line kilometres of 25 metre dipole MT data was acquired on 9 survey lines, between June 20, 2009 and July 15, 2009. The first 7 orientation lines were conducted over the known mineralization at the Escondida, Esperanza and Gabriela prospects. An additional 2 reconnaissance lines were conducted to the south of the property to test for potential new mineralization. In addition, Zonge also conducted 5.8 line kilometres of Transient Electromagnetic (“TEM”) surveying using a 100 metre coincident loop to evaluate potential water sources in an area of sedimentary cover.

The trial MT survey commenced over the known mineralization at Escondida, comprising six north-south orientated lines. Continuing the trial MT survey, additional lines were conducted over the Esperanza and Gabriela prospects. Zonge reported that “The 2D inversion modelling of MT data has defined discrete zones of high resistivity associated with the Escondida quartz bearing vein system and further zones of similar resistivity characteristics indicate likely westerly extensions to the Loma Escondida and Ornella structures and a possible parallel structure north of the Escondida Central / East trend. At Esperanza and Gabriela, narrow zones of high resistivity are also noted coincident with Au mineralization intersected in exploratory drill holes. Similar, sub-parallel, features are also interpreted consistent with lineaments observed in processed ground magnetic images.”

In regard to the TEM survey, Zonge reported that “The TEM data acquired to the southeast of the main Escondida area defined a broad, shallow, sub-horizontal conductive layer of approximately 100m thickness in the southern part of the survey area that may be associated with an elevated water content in shallow sedimentary cover. A deeper conductive zone towards the northwest might represent a significant water resource at depth.”

Mineralization

Polymetallic gold-silver mineralization is associated with epithermal veins. High-grade gold and silver mineralization is strongly associated with the presence of sulphides such as: pyrite, sphalerite, galena, acanthite and chalcopyrite. Detrimental toxic elements such as arsenic and mercury are at relatively low levels. The presence of yellow sphalerite and adularia are indicative of low temperature formation. At least two mineralization pulses have been observed. The first pulse deposited clean white quartz veins with low sulphide content and is generally poorly mineralized. This has been interpreted as the product of shallow, circulating meteoric dominated water with scarce mixing of magmatic water. A second, later pulse, consisting of black silica is rich in sulphides and hosts high-grade mineralization. Precious metal deposition is interpreted to be the product of mixing of magmatic dominated water with meteoric waters. Boiling textures, vein breccias and repeated quartz overgrowths with sulphidic ginguro bands are also observed. Coarse silver sulphide (acanthite) and electrum have been observed in several ore shoots and are common in the Escondida prospects.

Drilling

Prior to the Company, a program of 34 drill holes for 2,593 metres was conducted by Mincorp, comprising 19 diamond drill holes for 1,016 metres and 15 RC percussion drill holes for 1,577 metres.

As at the end of 2008, the Company had drilled a total of 472 drill holes for 50,257.15 metres, comprising 264 diamond holes for 20,876.85 metres and 208 RC percussion drill holes for 29,380.30 metres.

During 2009 the drilling focussed primarily on the Escondida prospect, with 275 diamond drill holes being drilled for 32,758.55 metres at the end of December 2009. Diamond drilling with three rigs continued at the Escondida prospect until December 18, 2009. Drilling recommenced at Escondida in the first half of January 2010.

In addition, an RC percussion drill rig arrived on site during August 2009 and at the end of December 2009 had drilled 44 holes for a total of 4,729.3 metres at Cerro Moro. Of these, 35 holes were sited at eight new exploratory targets to test for either conceptual geological/structural targets or geophysical anomalies with the remaining 9 holes drilled for water supply.

All diamond core drilling has been HQ3 size utilising triple tube equipment. The majority of diamond core holes were drilled using the Ballmark orientation system to provide accurate core orientations. Where water was intersected in RC percussion holes, resulting in lower sample recoveries, drilling was converted to diamond core to test the target zones. RC percussion holes and percussion pre-collars to diamond drill holes were drilled with face-sampling hammers with hole diameters between 13.0 and 14.0 centimetres.

The total amount of drilling by the Company at Cerro Moro at the end of December 2009 equates to 791 holes for 87,445.2 metres.

Sampling and Analysis

No information is available on Mincorp’s sampling procedures and protocols.

All the diamond holes drilled by the Company were orientated using the Ballmark system. The system uses gravity to make a mark on an aluminium disk with a small ball, which represents the bottom of the hole in the oriented core. One of the Company’s technicians on the drill site measures core recovery and draws an initial orientation line on the core. The drill core is then placed in marked wooden core boxes at the drill site and transported to the Company camp (located at the north-western corner of the property) for processing.

The orientation is verified at the camp before detailed geotechnical logging by trained specialist technicians. Geotechnical logging documents rock quality, which includes structural measurements of defects. All data is recorded on a metre by metre basis and include; recovery, rock quality designation (“RQD”), strength, weathering, and the orientation of fractures. Utilising the orientation line (which represents the bottom of the hole) “alpha” and “beta” measurements are taken of the fractures. The alpha angle is the angle between the fracture plane and core axis. The beta angle is the angle between the axis of the fracture and orientation line measured in clockwise direction. Knowing the alpha and beta angles of the fractures and the orientation of the hole (dip and azimuth), the true spatial position of the fractures can be calculated (dip and dip direction) using Dips software.

Core recoveries are estimated, per drill run, using the core marker blocks and are also calculated on a metre by metre basis. Good recoveries have been obtained with an average of over 95 percent.

Every diamond hole is digitally photographed, wet and dry, by technicians before cutting and sampling. The geology is recorded by geologists following orientation of the core. The stratigraphic and lithologic units are recorded and entered into the data-base to allow the construction of geological sections. Alteration and mineralization data are also recorded. Structural measurements of faults, veins and geological contact are taken with a Brunton compass in an orientation frame utilising the orientation line as a reference.

On completion of logging and photography a geologist marks the core for sampling. Sample lengths through the obvious mineralized zones vary between 0.3 and 1.5 metres dependent on geological and structural contacts, and these samples are classified as “high priority”. The remainder of each drill hole, classified as “low priority”, is generally sampled every one metre. To date, generally the complete hole has been sampled. The Company’s technicians utilise a diamond saw on-site to cut the core in half. One half of the core is sampled and sent to the laboratory and the remaining half is stored on-site in the core boxes. The core saw is cleaned with a brick or other abrasive stone between each high priority sample to eliminate contamination between potential high grade samples. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

RC percussion drilling samples are collected using a cyclone attached to the drill rig at one metre intervals. The geological logging is performed by the Company’s geologists at the drill site. On completion of the logging the geologist determines the sample interval lengths of the high and low priority zones. The high priority, potentially mineralized, zones are sampled at one metre intervals and composite samples of three metres are collected through the low priority zones. Each of the one metre samples are stored in plastic bags and are weighed and recorded by technicians at the drill site. The geologist records the diameter of the drilling tools (bit and shoes) at the beginning and end of each hole and uses these measurements to calculate an estimated weight of each sample. In this way the recovery of each sample can be calculated, assuming a density of 2.5, where recoveries average above 85 percent. The sampling is performed at the Company’s camp by technicians, utilising a riffle splitter, where each metre sample is split 3 times. The average 1 metre sample weight is approximately 3 kilograms, with an average of 9 kilograms for the 3 metre composite samples.

The author of the Cerro Moro Technical Report expressed the opinion that the various steps taken by the Company to ensure the integrity of analytical data are consistent with standard industry practice particularly in the exploration for precious metals. The sampling procedures are consistent with the authors of the Cerro Moro Technical Report’s understanding of the style of mineralization and structural controls in the various deposits and the examination of drill cores, particularly in regard to the recognition of mineralized intervals verified the soundness of the core sampling procedure.

Geochemical standards have been used by the Company in all geochemical sampling and drilling programmes at Cerro Moro. From June 2003 to March 2007 the standards were inserted every 40 samples. From March 2007, standards are frequently inserted every 20 samples. The majority of standards are provided by Geostats Pty. Ltd. (“Geostats”) of Australia. To December 2009, a total of 2,129 standards have been used from over 20 different standard types with recommended assay values varying from 0.33 to 47.24 g/t Au. The assays provided by ACME have been statistically analysed and separated into categories according to the recommended standard values. This analysis demonstrated that the greatest irregularities are associated with the lowest grade samples, however, standards with higher than recommended values have returned more acceptable levels.

Geochemical blanks prepared from barren quartz have been submitted into the geochemical and drilling sample stream. From June 2003 to March 2007 the blanks were inserted every 40 samples. From March 2007 blanks are frequently inserted every 20 samples. These were offset with the standards giving a control sample every 10 samples. Approximately 90% of the results assayed either below the detection limit (“BDL”) of 0.005 or the value 0.005 g/t Au.

The Company’s Cerro Moro ‘database’ originally consisted of a series of separate MS Excel files containing collar locations, down hole surveys, geological logging, and assays. A relational database utilising MS Access was developed during the last quarter of 2007, and came into general use during 2008. Since early 2007, the entering of new assay data has been the sole responsibility of the Company’s chief draftsman and database manager in Argentina.

The author of the Cerro Moro Technical Report independently surveyed 69 drill hole locations using a hand held Garman 12XL GPS unit. Of the 69 holes only 60 holes had final survey locations recorded in the database. The remaining 9 holes were relatively recent and only had planned coordinates recorded in the database. All checked holes were drilled during 2009 and covered the full length of the Escondida prospect. No significant discrepancies were detected and all coordinates were with ±5m which is within the accuracy of the GPS unit used.

The author of the Cerro Moro Technical Report expressed the opinion that all logging, sampling and data QAQC procedures during 2009 were carried out to a high industry standard and record keeping and database management is excellent. The author of the Cerro Moro Technical Report also expressed his belief that the current database provides an accurate and robust representation of the Cerro Moro project and is appropriate for ongoing resource evaluation.

Security of Samples

Sampling of rock chips, trenches and rock chip channel samples, percussion chips and drill cores has been conducted on-site by Company personnel under the supervision of experienced Company geologists.

Assay samples are placed in sealed plastic bags with a numbered sample tag firmly stapled inside the bag. Depending on individual sample size, two to six samples are then placed in larger woven plastic bags which are then sealed with cable ties and numbered in readiness for transport to the laboratory.

The majority of the Company’s samples were transported from site by Company vehicle to the bus station in either Caleta Olivia City or to Comodoro Rivadavia City. The samples were then transported by bus to the ALS Chemex preparation facility in Mendoza, Argentina. Commencing in July, 2008, due to the quantity of samples being generated at the time, samples were transported by a private contractor (30 tonne capacity truck) from site directly to the ACME sample preparation facility in Mendoza, Argentina.

The author of the Cerro Moro Technical Report witnessed all aspects of sample preparation and dispatch carried out by the Company’s staff. In addition, the author of the Cerro Moro Technical Report visited the ACME sample preparation facility in Mendoza, Argentina and noted it to be a well organised, clean and high quality facility. The author of the Cerro Moro Technical Report expressed the opinion that the sample preparation, security and analytical procedures employed by the Company are consistent with standard industry practice particularly in the exploration for precious metals.

Mineral Resource Estimates

Emphasis was placed on the Escondida, Loma Escondida, Esperanza and Gabriela veins which were deemed to have sufficient drill spacing and data quality to estimate inferred mineral resources. Two mineral resource estimates were prepared for the Escondida zone (which included the Loma Escondida zone): (i) a high grade option using a nominal 4 g/t Au cut-off in the definition of the mineralization shells, and (ii) a lower grade option using a nominal 2 g/t Au cut-off grade. The silver rich Esperanza and Gabriela zones were modelled using a nominal 150 g/t Ag cut-off in the definition of the mineralization shells, which is broadly equivalent to the 2 g/t Au option for Escondida. Cut-off grades used in the definition of the domains are geological in nature and are not economic cut-off grades. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The following tables summarize the inferred mineral resource estimates set out in the Cerro Moro Technical Report:

Escondida Prospect Inferred Mineral Resources based on a 2 g/t Au geological domain boundary

Geological Domain	Tonnage	Au (g/t)	Au (Oz)	Ag (g/t)	Ag (Oz)
Escondida Far West	124,000	23.6	94,000	1,723	6,870,000
Escondida West 1	31,000	24.1	24,000	431	430,000
Escondida West 2	71,000	9.9	23,000	627	1,432,000
Escondida Central	105,000	38.0	128,000	962	3,247,000
Escondida East	84,000	13.3	36,000	155	418,000
Loma Escondida	46,000	8.8	13,000	537	795,000
Loma Escondida East	20,000	10.2	7,000	603	387,000

TOTAL	481,000	21.0	324,000	878	13,579,000

Esperanza and Gabriela Prospect Inferred Mineral Resources based on a 150 g/t Ag geological domain boundary

Geological Domain	Tonnage	Au (g/t)	Au (Oz)	Ag (g/t)	Ag (Oz)
Esperanza Central	96,000	2.4	7,000	252	778,000
Esperanza East	36,000	5.0	6,000	192	222,000

TOTAL	132,000	3.1	13,000	236	1,000,000

Gabriela 1	316,000	1.8	18,000	275	2,797,000
Gabriela 2	123,000	3.0	112,000	371	1,467,000
Gabriela 3	46,000	2.4	4,000	259	384,000

TOTAL	485,000	2.1	33,000	298	4,647,000

Escondida Prospect Inferred Mineral Resources based on a 4 g/t Au geological domain boundary

Geological Domain	Tonnage	Au (g/t)	Au (Oz)	Ag (g/t)	Ag (Oz)
Escondida Far West	117,000	25.0	94,000	1,828	6,875,000
Escondida West 1	20,000	35.1	23,000	588	378,000
Escondida West 2	38,000	13.5	16,000	773	945,000
Escondida Central	70,000	51.3	116,000	1,296	2,917,000
Escondida East	73,000	15.4	36,000	176	414,000
Loma Escondida	35,000	10.6	12,000	650	732,000

TOTAL	353,000	26.1	297,000	1,080	12,260,000

Mineral resources that are not mineral reserves do not have demonstrated economic viability. No economic study has been undertaken to support this Cerro Moro resource estimate.

Exploration and Development

Based on the significant gold and silver mineralization encountered at the various prospects at Cerro Moro to date, coupled with the interpreted potential for new discoveries on the property, numerous work programs are recommended to progress the project to a potential development stage decision.

A revised resource estimation, compliant with the CIM Mineral Resource and Mineral Reserve Definitions, of the various veins at Cerro Moro is to be completed during the first quarter of 2010.

A two component drilling program is proposed:

1.	RESOURCE DRILLING: Continue the 2009 drilling at Escondida to improve or extend the confidence of the new resource. This infill program includes drilling to extend the known high grade Escondida gold-silver mineralization laterally and at depth.

2.	DISCOVERY DRILLING: Continue drilling new targets on the Cerro Moro property with the aim of discovering more Escondida-style mineralization.

Upon receipt of the assay results from the RC percussion drilling, that tested selected MT geophysical anomalies, review the current geophysical methods and propose extensions to the current programs where warranted.

In-house engineering and mine planning studies are proposed that will lead to an in-house scoping study mid-2010. This work will continue through the second quarter of 2010 and done at a level of quality to allow a decision to mine later in that year.

The proposed work for Cerro Moro is budgeted to cost an approximate US$7,455,000 over a period of 12 months that includes 20,000 metres of drilling, commencing in January 2010.

Specialized Skills

Newco’s business will require specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, and compliance. Newco expects to be able to locate and retain such professionals in Canada, Australia and Argentina.

Competitive Conditions

Newco will operate in a very competitive industry, and will compete with other companies many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants. However, in the wake of the financial crisis, many companies in the junior resource sector were required to reduce or eliminate portions of their operational activities and/or have vendors reduce costs. This on-going financial crisis has effectively reduced demand for many of these exploration service providers and some costs have come down.

Business Cycles

Late in 2008 the ongoing credit crisis in the United States sent many economies, including the Canadian economy, into a recession. The current recessionary conditions have also created a volatile commodity market. Many junior mining companies who rely on certain commodity prices have been affected as a result of these volatile conditions. Some companies have been forced to abandon or delay work on certain projects until prices are such that further work becomes economically viable. Newco expects to continue the exploration activities in Argentina as gold prices are such that gold mining, depending on the project, is still economically viable.

Despite the economic conditions, gold prices have remained high as it is traditionally seen as a hedge against the devaluation of currency or inflation. Low investor confidence through this recessionary period has also resulted in the lack of available risk capital and many companies which rely on risk capital to continue to fund operations have encountered difficulty in raising such capital.

In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Argentina. In particular, exploration on some of Newco’s properties at higher altitude may not be possible in the winter.

Environmental Protection Requirements

Newco’s operations will be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

In Mendoza, Argentina, where the Don Sixto project is located, legislation was passed by the Mendoza government in June 2007, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law. The Company’s subsidiary has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has effectively banned conventional mining in the province. Newco will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment. These political developments could have a serious negative impact on Newco and the value of its securities.

Employees and Management

Upon completion of the Arrangement, Newco will have approximately five (5) employees in Canada and will become responsible for the approximately fifty-five (55) employees of the Company that are based in Argentina. Newco also expects to rely on and engage consultants on a contract basis to provide services, management and personnel who will assist Newco to carry on its administrative or exploration activities in Canada and Argentina.

Upon completion of the Arrangement, the management team of Newco will consist of those individuals identified under “Directors and Officers” below.

Foreign Operations

Mineral exploration and mining activities in Argentina may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect Newco’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Argentina’s status as a developing country may make it more difficult for Newco to obtain any required exploration, development and production financing for its projects.

Social or Environmental Policies

Newco expects to develop the same “Environment and Corporate Social Responsibility Principles and Policies” adopted by the Company in March 2008. The Company’s “Environment and Corporate Social Responsibility Principles and Policies” sets out the principles that all directors, management and employees are required to adhere to while conducting Company business. The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment; (ii) the commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities; (iii) a commitment to engage host communities and other affected and interested parties by including all parties and providing clear and accurate information; (iv) contribute to community development; (v) upholding Human Rights; (vi) safeguarding the health and safety of workers and local populations by implementing sound health and safety policies; (vii) a commitment to accurate and transparent reporting; and (viii) the commitment to ethical business practices.

RISK FACTORS

All of the properties in which Newco will have an interest are in the exploration stage only. The securities of Newco should be considered a highly speculative investment due to the high risk nature of Newco’s business, which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exclusive, could materially affect Newco’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to Newco.

Risks Associated with Newco’s Operations and Mineral Exploration

Newco has no operating history. Although all persons who will be involved in the management of Newco have had long experience in their respective fields of specialization, Newco has no operating history upon which prospective investors can evaluate its performance.

Newco will operate in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on Newco’s operations. Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by Newco may be affected by numerous factors which are beyond the control of Newco and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection. Any one or a combination of these factors may result in Newco not receiving an adequate return on its investment capital.

Newco will have no known reserves and no economic reserves may exist on its properties, which could have a negative effect on Newco’s operations and valuation. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the mineral properties to be acquired by Newco under the Arrangement. In addition, Newco is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits exist on its properties. Newco may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even in the event that commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. Newco will be an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that Newco’s operations will be profitable in the future. There is no certainty that the expenditures to be made by Newco in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If Newco is unsuccessful in its exploration efforts, Newco may be forced to acquire additional projects or cease operations.

Newco will be conducting mineral exploration in foreign countries which has special risks which could have a negative effect on Newco’s operations and valuation. Newco’s exploration operations will be located in foreign countries. Foreign countries can experience economic instability associated with unfavorable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with Newco’s ability to raise additional capital which will be required to explore and/or develop any of Newco’s mineral properties. Developing economies have additional risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. In addition, indigenous and community organizations can impact government mining regulations resulting in additional uncertainty. The presence of any of these conditions could have a negative effect on Newco’s operations and could lead to Newco being unable to exploit, or losing outright, its rights. This would have a negative impact on Newco and the value of its securities.

Argentina’s economy has a history of instability and future instability and uncertainty could negatively effect Newco’s ability to operate in the country. Since 1995, Argentina’s economy has suffered periods of instability, which include high inflation, capital flight, default on international debts, and high government budget deficits. Results of these problems included domestic disturbances and riots, government resignations and instability in the currency and banking system. Such disorder in the future could make it difficult or impossible for Newco to operate effectively in the country and require Newco to reduce or suspend its operations in Argentina.

Newco’s operations will contain significant uninsured risks which could negatively impact future profitability as Newco maintains no insurance against its operations. Newco’s future exploration of its mineral properties will contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against such risks. Newco expects to maintain only general liability and director and officer insurance but no insurance against its properties or operations. Newco may decide to take out such insurance in the future if such insurance is available at economically viable rates.

Newco has not surveyed any of its properties, has no guarantee of clear title to its mineral properties and Newco could lose title and ownership of its properties which would have a negative effect on Newco’s operations and valuation. Only a preliminary legal survey of the boundaries of some of the properties to be acquired by Newco has been done and, therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is disputed, Newco will have to defend its ownership through the courts. In the event of an adverse judgment, Newco would lose its property rights.

The natural resource industry is highly competitive, which could restrict Newco’s growth. Newco will compete with other exploration resource companies, which have similar operations, and many competitors have operations, financial resources and industry experience greater than those of Newco. This may place Newco at a disadvantage in acquiring, exploring and developing properties. Such companies could outbid Newco for potential projects or produce minerals at lower costs which would have a negative effect on Newco’s operations.

Mineral operations are subject to market forces outside of Newco’s control which could negatively impact Newco’s operations. The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

Newco will be subject to substantial environmental requirements which could cause a restriction or suspension of Newco’s operations. The current and anticipated future operations of Newco will require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. Newco’s exploration activities in Argentina will be subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that Newco obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which Newco may require for future exploration or possible future development will be obtainable on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to Newco or its properties. This could have a negative effect on Newco’s exploration activities or its ability to develop its properties.

Newco will also be subject to environmental regulations, which will require Newco to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. In Argentina, prior to conducting operations, miners must submit an environmental impact report to the provincial government, describing the proposed operation and the methods to be used to prevent environmental damage. Approval must be received from the applicable bureau and/or department, which will also conduct ongoing monitoring of operations before exploration can begin. In addition, landowners must consent to any access and work within their property. While the Company has been able to secure all necessary access agreements from landowners in areas where its properties are located, if in the future a landowner believes that Newco’s activities are producing environmental damage, the landowner could apply to the Courts seeking damages or requesting an injunction or suspension of Newco’s activities.

On June 20, 2007, legislation was passed by the Mendoza government, in Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law.

As Newco will be at the exploration stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will usually require Newco to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

Financing Risks

Current global financial conditions may adversely impact operations and the value and price of the Newco Common Shares. Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of Newco to obtain equity or debt financing in the future and, if obtained, on terms favourable to Newco. If these increased levels of volatility and market turmoil continue, Newco’s operations could be adversely impacted and the value and the price of the Shares could be adversely affected.

Newco will require additional equity financings, which will cause dilution to existing shareholders. The continued exploration efforts will require additional capital to help maintain and to expand exploration on Newco’s principal exploration properties. Additionally, if Newco decides to proceed with a feasibility study on any of its primary properties, substantial additional funds will be required to complete the study as well as to complete the acquisition of the projects held under option agreements. Late in fiscal year 2008, resulting from the on-going credit crisis centered in the United States, many economies including that of Canada went into a recession. This recession has impacted investor confidence and this has effectively reduced the availability of risk capital. If Newco is unable to obtain sufficient financing in the future, it might have to dramatically slow exploration efforts and/or lose control of its projects. If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders.

Newco will have a lack of cash flow sufficient to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future. None of the properties to be acquired by Newco under the Arrangement have advanced to the commercial production stage and Newco has no history of earnings or cash flow from operations. Newco has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Any future additional equity financing would cause dilution to current shareholders. If Newco does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would have a negative effect on the value of its securities.

Newco will operate in Argentina and will be subject to currency fluctuations which could have a negative effect on Newco’s operating results. Newco’s operations will be located in Argentina which will make it subject to foreign currency fluctuation as Newco’s accounts will be maintained in Canadian dollars while certain expenses will be numerated in U.S. dollars, Australian dollars and the local currency. Such fluctuations may adversely affect Newco’s financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, Newco may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to the Newco Common Shares

There is currently no public market for the Newco Common Shares and the Newco Common Shares may be subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell Newco Common Shares. The market for the Newco Common Shares may be highly volatile for reasons both related to the performance of Newco or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to Newco or its industry such as economic recessions and changes to legislation in the countries in which it operates. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral. The Newco Common Shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding Newco’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as Newco, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Newco Common Shares can also be subject to volatility resulting from purely market forces over which Newco will have no control such as that experienced recently resulting from the on-going credit crisis centred in the United States.

Newco will have a dependence upon key management employees, the absence of which would have a negative effect on Newco’s operations. Newco will depend on the business and technical expertise of its management and key personnel, including Eric Roth, the proposed President and Chief Executive Officer. There is little possibility that this dependence will decrease in the near term. As Newco’s operations expand, additional general management resources will be required. Newco may not be able to attract and retain additional qualified personnel and this would have a negative effect on Newco’s operations. Newco has entered into a preliminary agreement with proposed CEO Eric Roth and will enter into a formal services agreement upon the Arrangement becoming effective. Newco maintains no “key man” life insurance on any members of its management or directors.

Certain officers and directors may have conflicts of interest, which could have a negative effect on Newco’s operations. Certain of the directors and officers of Newco are also directors and/or officers and/or shareholders of other natural resource companies. While Newco is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of Newco are required by law to act honestly and in good faith with a view to uphold the best interests of Newco and to disclose any interest that they may have in any project or opportunity of Newco. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not Newco will participate in any project or opportunity, the directors will primarily consider the degree of risk to which Newco may be exposed and its financial position at the time.

Newco will likely be considered a “passive foreign investment company” which could have negative consequences for U.S. investors. Based on current business plans and financial projections, the Company expects that Newco will be a “passive foreign investment company” (“PFIC”) for the taxable year in which the Arrangement occurs. If Newco is considered a PFIC at any time during a U.S. holder’s holding period, a holder of Newco’s common shares who is a U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income (rather than capital gain) and to pay an interest charge on a portion of such distribution or gain. The generally adverse tax consequences resulting from the PFIC rules may be mitigated or avoided if a U.S. taxpayer makes a timely and effective “qualified electing fund election” (“QEF”) or a “mark-to-market election” with respect to Newco’s common shares. A U.S. taxpayer who makes a QEF Election generally must report on a current basis its share of Newco’s net capital gain and ordinary earnings for any year in which Newco is classified as a PFIC, whether or not Newco distributes any amounts to its shareholders. Each U.S. holder of Newco’s common shares should consult its own tax advisor regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of the Newco’s common shares.

U.S. Securityholders may not be able to enforce their civil liabilities against Newco or its directors, controlling persons and officers. It may be difficult for Securityholders in the United States to bring and enforce suits against Newco. Newco is a corporation incorporated in Canada under the CBCA. A majority of Newco’s directors and officers are residents of Canada and all of Newco’s assets and its subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. Securityholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or Newco predicated solely upon such civil liabilities under the U.S. Securities Act.

There is no trading market for the Newco Common Shares in the United States and none may develop. Newco has not yet applied to list or quote any of its securities on a marketplace in the United States and the ability to list on any marketplace, including the NYSE Amex or the OTCQX, is subject to meeting listing requirements and regulatory approval. This may affect the pricing of the Newco Common Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Newco Common Shares and the extent of regulation to which Newco is subject.

AVAILABLE FUNDS

Newco expects to receive approximately $25 million in working capital from the Company pursuant to the Arrangement.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION

AND ANALYSIS

This MD&A should be read in conjunction with the audited financial statements of Newco attached to the Information Circular as Schedule “F”, the pro forma and carve-out financial statements attached to the Information Circular as Schedule “G”, and the respective notes thereto. Certain statements contained in the MD&A are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on the current plans, objectives, goals, strategies, estimates, assumptions and projections about Newco’s industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward- looking statements due to a number of factors, including those discussed in other sections of this Information Circular. See “Forward-Looking Information” in the Information Circular and “Risk Factors” herein. The financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Corporate Overview

Newco was incorporated on December 21, 2009, has not completed a financial year and has not yet conducted any business. The following is a summary of certain financial information on a Pro Forma basis for Newco, assuming completion of the Arrangement.

Selected Financial Information

The following table sets forth summary financial information for Newco for the nine month period ended September 30, 2009 derived from the carve-out financial statements as well as selected pro forma information. This information has been summarized from the audited carve-out financial statements for the nine month period ended September 30, 2009 and the year ended December 31, 2008 and the unaudited pro-forma financial statements for the year ended December 31, 2009 relating to the Transferred Assets and included at Schedule G.

	Carve-out Financial Statements September 30, 2009	Carve-out Financial Statements December 31, 2008	Pro-forma for the year ended December 31, 2009 (unaudited)
Net Loss	$9,096,774	$18,257,503	$12,129,000
Total assets	3,991,830	3,908,996	28,992,000
Contributed surplus	71,778,745	62,607,291	—
Total long term financial liabilities	—	—	—
Cash dividends declared per share	—	—	—

Quarterly Information

As of the date hereof, Newco is not a reporting issuer and has not prepared any interim financial statements for any period since December 21, 2009.

Dividends

Newco has neither declared nor paid any dividends on the Newco Common Shares. Newco intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on the Newco Common Shares in the foreseeable future.

Financial Position as at December 31, 2009

As at December 31, 2009, Newco’s pro forma current assets totaled $28,992,000 and current liabilities amounted to $1,542,000 and its net working capital was $23,995,000. Shareholder’s equity consisted of share capital of $96,778,000 and deficit of $69,328,000.

Summary of Newco Mineral Properties

As at December 31, 2009 Newco’s unaudited pro forma balance sheet indicates a total investment in mineral properties and deferred costs of $3,354,000. This total corresponds to mineral properties in Argentina. Expenditures on exploration activities in the year ended December 31, 2009 totalled $8,093,000. Expenditures during the period were made primarily on drilling, assaying and geological support. No property acquisition costs were incurred during the period.

Cash Used in Operations

During the year ended December 31, 2009 Newco’s pro forma consolidated statements of loss and comprehensive loss shows total cash and non-cash expenditures of $12,376,000 which were offset by a foreign exchange gain of $247,000 for a net loss and comprehensive loss of $12,129,000.

Capital Resources and Requirements

Upon completion of the Arrangement, Newco is expected to have approximately $25 million cash. Newco will utilize its cash resources to fund planned exploration programs and for general corporate purposes. Newco will be required to raise additional funds in the future to finance its ongoing operations.

Critical Accounting Policies and Estimates

It is expected that the accounting policies, which Newco will adopt will be reflective of those that the Company has adopted as discussed in its December 31, 2008 consolidated financial statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(a)	use of estimates – the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities, the determination of the assumptions used in the calculation of stock-based compensation expense and the valuation allowance for future income tax assets. Actual results could differ from those estimates used in the financial statements;

(b)	mineral property costs – It is expected that Newco will regularly review the carrying value of each mineral property for conditions that suggest impairment. This review will require significant judgment where Newco does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether Newco has funds to be able to maintain its interest in the mineral property; and

(c)	stock-based compensation – It is expected that Newco will provide additional compensation benefits to its employees, directors, officers and consultants through a stock-based compensation plan. The fair value of each option award will be estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is normally based on historical volatility of the stock. However, with no or limited historical volatility available, Newco may need to rely upon peer group data to establish volatility in the near term. It is expected that Newco will utilize historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Financial Instruments

Fair value of financial instruments

Current assets and current liabilities are valued at their carrying amounts on the balance sheet due to their short-term maturity.

Commodity price risk

The ability of Newco to develop its properties and the future profitability of Newco is directly related to fluctuations in the market price of certain minerals, particularly the price of gold and silver.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

Newco is authorized to issue an unlimited number of Newco Common Shares and an unlimited number of Newco Preferred Shares. As of the date hereof, there were no shares of Newco outstanding.

Newco Common Shares

Holders of Newco Common Shares are entitled to receive notice of any meetings of shareholders of Newco, to attend and to cast one vote per Newco Common Share at all such meetings and, accordingly, holders of a majority of the Newco Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Newco Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by Newco’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Newco are entitled to receive on a pro-rata basis the net assets of Newco after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Newco Common Shares with respect to dividends or liquidation. The Newco Common Shares do not carry pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Newco Preferred Shares

Holders of Newco Preferred Shares are not entitled to receive notice of or to attend or to vote at any meeting of the shareholders of Newco. Holders of Newco Preferred Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by Newco’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Newco are entitled to receive rateably the Aggregate Redemption Price per share (as defined below), before any assets of Newco shall be distributed to the holders of the Newco Common Shares. After payment to the holders of the Newco Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property and assets of Newco. The “Aggregate Redemption Price per share” is that amount which is determined by the directors of Newco to be equal to the aggregate fair market value of the assets paid for the issuance of such Newco Preferred Shares less the value of any non-share consideration paid by Newco as consideration for such assets, divided by the total number of Newco Preferred Shares issued as consideration for such assets, and is subject to adjustment by the board of directors of Newco. The Newco Preferred Shares are, at any time, redeemable by Newco and retractable by the holder thereof, in each case, on payment by Newco of the Aggregate Redemption Price per share.

On the Effective Date, the Newco Preferred Share that will be issued to the Company as part of the Arrangement will be redeemed and cancelled by Newco.

DIVIDENDS

The payment of dividends on the Newco Common Shares will be at the discretion of the board of directors of Newco and depends on our financial condition and the need to finance Newco’s business activities. Newco has no present intention of paying any dividends.

CONSOLIDATED CAPITALIZATION

The following table represents the share and loan capitalization of Newco, as at the date of this Information Circular and assuming completion of the Arrangement.

Designation	Authorized	As at February 5, 2010	After Completion of the Arrangement
Newco Common Shares	Unlimited	Nil	73,940,202	(1)
Newco Preferred Shares	Unlimited	Nil	Nil	(2)
Long-term Debt	N/A	Nil	Nil	(3)

Notes:

(1)	The number of Newco Common Shares to be issued pursuant to the Arrangement.
(2)	On the Effective Date, the Newco Preferred Share that will be issued to the Company as part of the Arrangement will be redeemed and cancelled by Newco.
(3)	Newco currently has no long-term liabilities and is not expected to have any immediately after completion of the Arrangement.

The pro forma fully diluted share capital of Newco, upon completion of the Arrangement and the exercise of all Newco Options and Newco Warrants is set out below:

Designation of Newco Security	Number of Newco Common Shares		Percentage
Newco Common Shares issued to Shareholders in accordance with the Arrangement	73,940,202	(1)	87.0%
Newco Common Shares that may be issued pursuant to the exercise of Newco Options	10,743,900		12.6%
Newco Common Shares that may be issued pursuant to the exercise of Newco Warrants	294,975		0.4%

Total:	84,979,077	(1)	100%

Notes:

(1)	467,696 Warrants of the Company will expire on February 26, 2010. These Warrants have an exercise price of $2.40 per Common Share and the Company expects that they will be exercised. If these Warrants are exercised, the number of Newco Common Shares issued to Shareholders in accordance with the Arrangement will be 74,407,898 and the fully diluted capitalization of Newco will be 85,446,733 Newco Common Shares.

OPTIONS TO PURCHASE SECURITIES

Newco Option Plan

As the Option Plan will not carry forward to Newco, and in contemplation of the Arrangement becoming effective, the board of directors of Newco has adopted the Newco Option Plan. The adoption of the Newco Option Plan is subject to Shareholder approval. See “Particulars of Other Matters to be Acted Upon – Approval of Newco’s Stock Option Plan”.

The full text of the Newco Option Plan is set out in Schedule “K” hereto. For a summary of the Newco Option Plan, see “Particulars of Other Matters to be Acted Upon – Approval of Newco’s Stock Option Plan”.

Newco Options

As of the date of this Information Circular, Newco has not granted any stock options under the Newco Option Plan. On the Effective Date, each Optionholder shall be granted a Newco Option for every Option held thereby. Each holder of a Newco Option will be entitled to receive, upon exercise of the Newco Option, that number of Newco Common Shares that is equal to the number of Common Shares that were issuable upon exercise of the related Option immediately prior to the Effective Time, at the Adjusted Exercise Price. The exercise price of these Newco Options will be subject to the terms of the Newco Option Plan and shall not less than the highest trading price in effect for the Newco Common Shares during the first 20 trading days following the Arrangement.

The following table sets out the Newco Options that are expected to be granted pursuant to the Arrangement on the Effective Date.

Position of Optionee	Securities under Option (1)	Exercise Price (2)	Market Value of Securities underlying the Option at the date of grant (3)	Expiration Date
Newco Options held by all executive officers of Newco as a group (5 individuals in the aggregate)	140,000	N/A	N/A	July 7, 2010
	400,000			Dec. 30, 2010
	145,000			May 3, 2011
	200,000			Nov. 30, 2011
	200,000			June 27, 2012
	300,000			Nov. 13, 2012
	200,000			Jan. 23, 2013
	157,900			Nov. 7, 2013
	843,000			Nov. 17, 2013
	800,000			Feb. 27, 2014
	100,000			July 15, 2014
	350,000			July 17, 2014
	100,000			Sept. 28, 2014
	1,300,000			Feb. 1, 2015

Position of Optionee	Securities under Option (1)	Exercise Price (2)	Market Value of Securities underlying the Option at the date of grant (3)	Expiration Date
Newco Options held by all executive officers and of subsidiaries of Newco as a group	Nil	N/A	N/A	N/A
Newco Options held by all directors of Newco who are not also executive officers (3 individuals in the aggregate)	40,000	N/A	N/A	April 5, 2010
	50,000			May 3, 2011
	75,000			Nov. 30, 2011
	50,000			Feb. 27, 2014
	250,000			June 27, 2012
	150,000			Nov. 13, 2012
	125,000			Nov. 17, 2013
	450,000			Feb. 27, 2014
	25,000			Sept. 28, 2014
	350,000			Feb. 1, 2015
Newco Options held by all directors and past directors of subsidiaries of Newco who are not also executive officers	Nil	N/A	N/A	N/A
Newco Options held by other employees of Newco as a group	100,000	N/A	N/A	March 21, 2010
	50,000			July 7, 2010
	10,000			Oct. 25, 2010
	150,000			Dec. 30, 2010
	15,000			March 2, 2011
	20,000			Jan. 31, 2012
	127,000			June 27, 2012
	75,000			Aug. 28, 2012
	55,000			Jan. 23, 2013
	58,000			Nov. 7, 2013
	190,000			July 15, 2014
	100,000			July 17, 2014
	30,000			Sept. 28, 2014
	100,000			Feb 1, 2015
Newco Options held by other employees and past employees of subsidiaries of Newco as a group	Nil	N/A	N/A	N/A

Position of Optionee	Securities under Option (1)	Exercise Price (2)	Market Value of Securities underlying the Option at the date of grant (3)	Expiration Date
Newco Options held by participants under the Company’s Option Plan who will not become employed or engaged by or hold a position with Newco	50,000	N/A	N/A	Aug. 19, 2010
	105,000			Dec. 30, 2010
	50,000			March 2, 2011
	30,000			May 3, 2011
	50,000			June 12, 2011
	80,000			Nov. 30, 2011
	320,000			Jan. 31, 2012
	55,000			Feb. 13, 2012
	290,000			June 27, 2012
	50,000			June 27, 2012
	150,000			Aug. 28, 2012
	100,000			Nov. 13, 2012
	50,000			Jan. 23, 2013
	153,000			Nov. 7, 2013
	175,000			Nov. 17, 2013
	85,000			Feb. 27, 2014
	300,000			March 19, 2014
	440,000			July 15, 2014
	175,000			Sept. 28, 2014
	15,000			Feb. 1, 2015
Newco Options held by consultants to Newco	40,000	N/A	N/A	Oct. 25, 2010
	20,000			Jan. 31, 2012
	30,000			June 27, 2012
	50,000			Sept. 28, 2014
Newco Options held by consultants to subsidiaries of Newco	Nil	N/A	N/A	N/A

Total:	10,743,900

Notes:

(1)	The underlying securities are Newco Common Shares.
(2)	The exercise price of these Newco Options will be adjusted pursuant to the terms of the Arrangement based on the relative trading prices of the New Common Shares and the Newco Common Shares following the Arrangement. See “Particulars of Matters to be Acted Upon: The Arrangement – Net Fair Market Value of the Transferred Assets”.
(3)	As the Newco Common Shares are not listed on any stock exchange, the market value of the securities underlying the Newco Options on the date of grant is not readily available.

PRIOR SALES

As of the date of this Information Circular, Newco has not issued any shares. On the Effective Date, it is expected that a total of 73,940,202 Newco Common Shares will become outstanding pursuant to the Arrangement and Newco Options to acquire 10,743,900 Newco Common Shares and Newco Warrants to acquire 294,975 Newco Common

Shares will become outstanding pursuant to the Arrangement. In addition, 467,696 Warrants of the Company will expire on February 26, 2010. These Warrants have an exercise price of $2.40 per Common Share and the Company expects that they will be exercised. If these Warrants are exercised, the number of Newco Common Shares issued to Shareholders in accordance with the Arrangement will be 74,407,898. On the Effective Date, one Newco Preferred Share will be issued, but will be immediately redeemed and cancelled by Newco, pursuant to the Arrangement.

MARKET FOR SECURITIES

Currently, there is no market for the Newco Common Shares. It is a condition precedent to the completion of the Arrangement that the Newco Common Shares be conditionally approved for listing on the TSX or such other recognized stock exchange acceptable to Newco. An application has been made to have the Newco Common Shares listed on the TSX. Listing will be subject to Newco meeting the original listing requirements of the TSX, receiving approval of the TSX and meeting all conditions of listing imposed by the TSX. There can, however, be no assurance as to if, or when, the Newco Common Shares will be listed for trading on the TSX.

ESCROWED SHARES

Newco does not have any of its securities subject to escrow or contractual restrictions on transfer, nor will it upon completion of the Arrangement.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and officers of Newco, upon completion of the Arrangement, no person will beneficially own, directly or indirectly, or have control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that constitute more than 10% of Newco Common Shares.

DIRECTORS AND OFFICERS

The number of directors of Newco will be fixed at seven. At each annual meeting of shareholders, the entire board of directors will retire and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the provisions of the CBCA.

The names and provinces of residence, offices held and principal occupations during the past five years of the directors and proposed directors and executive officers of Newco (the information concerning the respective directors and executive officers has been furnished by each of them), upon completion of the Arrangement, are as follows:

Name, Position(s) with Newco and Municipality of Residence	Principal Occupation	Period (s) Served as a Director	Shares Beneficially Owned or Over which Control or Direction is Exercised upon Completion of the Arrangement
Yale R. Simpson Co-Chairman of the Board Director West Vancouver, B.C. Canada	Chairman of the Company since September 11, 2003; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. since March 2002, Dynasty Metals & Mining Inc. since September 2003 and Rugby Mining Limited (formerly Carlyle Mining Corp.) since January 2007.	Period to commence on the Effective Date	1,473,250

Bryce G. Roxburgh Co-Chairman of the Board Director Philippines	President and CEO of the Company since September 4, 2003; Director of Rugby Mining Limited (formerly Carlyle Mining Corp.) since January 2007.	Period to commence on the Effective Date	3,866,750(1)

Louis Montpellier VP Corporate Development, Legal Counsel and Director Vancouver, B.C. Canada	Appointed as Vice President, Corporate Development and Legal Counsel on February 1, 2010; lawyer since 1981; Gowling Lafleur Henderson LLP since 2000.	Period to commence on the Effective Date	5,000

Cecil Bond(2) Director Langley, B.C. Canada	Appointed as Chief Financial Officer of the Company on April 13, 2005; Chartered Accountant. Since 1996 to present Director, and at various times President, CEO and CFO of Argosy Minerals Inc; CFO of Christopher James Gold Corp. from January 2007 until July 2007; CFO of Rugby Mining Limited (formerly Carlyle Mining Corp.) from February 2007 to March 2009; Director of Rugby Mining Limited since March 2009; Director and officer of various private companies.	December 21, 2009 to date	14,000

Robert G. Reynolds(2) Director Sydney, Australia	Chartered Accountant; Director of Rugby Mining Limited (formerly known as Carlyle Mining Corp.) since January 24, 2007; Avoca Resource Ltd. since March 2002; Avoca Resources Limited since April 2002 and Global Geoscience Limited since December 2007.	Period to commence on the Effective Date	Nil

Name, Position(s) with Newco and Municipality of Residence	Principal Occupation	Period (s) Served as a Director	Shares Beneficially Owned or Over which Control or Direction is Exercised upon Completion of the Arrangement
Ignacio Celorrio(2) Director Buenos Aries, Argentina	Mr. Celorrio is a lawyer and has been a partner at Quevedo Abogado since November 2007, whose practice includes Mining Law. He is also the president of Malbex San Juan S.A., Minera Cielo Azul S.A., and Inversiones Mineras Australes S.A.	Period to commence on the Effective Date	Nil

Eric Roth President, Chief Executive Officer and Director Santiago, Chile

Exploration and Development Manager of Exeter Resource Corporation since 2009.

Eric completed a PhD in Economic Geology at the University of Western Australia and was recently Head of Global Greenfields Exploration for AngloGold Ashanti from November 2005 to March 2008. He is domiciled in Santiago and has significant experience in both mine geology and exploration in South America. He has an excellent knowledge of the various styles of precious metal deposits in South America, with a bias towards the economic evaluation of advanced projects.

		Period to commence on the Effective Date	Nil

Darcy Daubaras, Chief Financial Officer North Vancouver, B.C. Canada	Chief Financial Officer of Rugby Mining since March 2009; Chartered Accountant and Certified Public Accountant. Since June 2008 to present Financial Manager for Exeter Resource Corporation, and from February 2005 to June 2008 Director Corporate Accounting for Mercer International Inc.	N/A	1,500

Notes:

(1)	2,500,000 of these shares are registered in the name of Rowen Company Limited, of which Mr. Roxburgh is a beneficiary.
(2)	Expected member of the Audit Committee.

As at the date hereof, there are no Newco Common Shares beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors and executive officers of Newco as a group.

On the Effective Date, each of the directors and executive officers of Newco will beneficially own, directly or indirectly, or control or direct the same number of Newco Common Shares as New Common Shares. It is expected that 5,360,500 Newco Common Shares or approximately 7.3% of the Newco Common Shares outstanding on a non-diluted basis will be beneficially owned, directly or indirectly, or control or direction will be exercised over those shares, by the directors and executive officers of Newco as a group.

The following are brief biographies of the proposed directors and executive officers of Newco.

Yale R. Simpson – Co-Chairman of the Board of Directors

Yale Simpson has a Bachelor of Applied Science (geological engineering) from the University of British Columbia. Yale has more than thirty years experience as a senior geologist, exploration manager and CEO of companies involved in exploration and development projects in Australia, Africa, Eastern Europe and Argentina. Those companies included Pennzoil Company, Chevron Exploration, Australmin Holdings, Black Swan Gold Mines Ltd. and Argosy Minerals Inc. He and his exploration teams are credited with the exploration and development of the Porphyry, Mt. Wilkinson, Tuckabiana and Whistler gold mines in Australia. His particular expertise is in strategic planning and corporate communications. Yale is currently chairman of Exeter Resource Corporation and a director of Rugby Mining Limited, Diamonds North Resources Ltd., Dynasty Metals and Mining Inc., Silver Quest Resources Ltd. and is the President and a director of the Britannia Beach Historical Society, operator of the British Columbia Museum of Mining.

Bryce G. Roxburgh – Co-Chairman of the Board of Directors

Bryce Roxburgh graduated with a Bachelor of Science degree in geology and geophysics from Sydney University in 1971 and has 30 years experience in the exploration and mining industry including successfully negotiating numerous joint venture agreements. Between 1971 and 1989, he worked for international mining groups, Amoco Minerals Australia Company and Cyprus Mines Corporation, where as Regional Manager for Eastern Australia & South East Asia he was responsible for the exploration teams which discovered the Selwyn, Red Dome and Junction Reef ore-bodies. Between 1989 and 2000, he was Exploration Manager for Arimco N.L. and Climax Mining Limited in East Australia, South East Asia and South America where he was responsible for the teams which discovered the Dinkidi ore-body in the Philippines, and the Don Sixto gold deposit in Argentina. From July, 2000 to January 2004, he worked as an independent consultant until becoming CEO for Exeter Resource Corporation where he has worked until now.

Louis Montpellier– Vice President Corporate Development and Legal Counsel, Director

Mr. Montpellier has been practising law in Vancouver, British Columbia since 1981 and since 1983 has worked exclusively in the capital markets as a mining lawyer advising emerging and listed public companies. During that period, Mr. Montpellier has assisted a wide range of mineral exploration and development companies in the entire spectrum of corporate finance activities, from accessing seed capital for private companies through to IPO’s and subsequent public and private financings. Mr. Montpellier also has experience in debt and project financing for mining companies, acting both for lenders and borrowers, with a particular emphasis on the financing of mineral projects.

Mr. Montpellier is identified in a number of publications as one of Canada’s leading mining lawyers and has a wide range of experience in the mineral exploration and development business.

Cecil Bond – Director

Cecil Bond is a Chartered Accountant with more than 20 years of experience. He spent 7 years working for 2 major international accounting firms in South Africa and Canada and 5 years in private business in South Africa. His recent experience has been in a number of public companies in the junior mining industry where he has held positions of chief financial officer, chief executive officer and director over the last 12 years. Currently he is the CFO of Exeter Resource Corporation and a director of Rugby Mining Limited and Argosy Minerals Inc. He also holds senior positions in a number of private companies.

Ignacio Celorrio – Director

Mr. Celorrio is a lawyer and has been a partner at Quevedo Abogado since November 2007, whose practice includes Mining Law. He is also the president of Malbex San Juan S.A., Minera Cielo Azul S.A., and Inversiones Mineras Australes S.A.

Eric Roth – President & Chief Executive Officer

Eric completed a PhD in Economic Geology at the University of Western Australia and was recently Head of Global Greenfields Exploration for AngloGold Ashanti from November 2005 to March 2008. Before that He was Senior Evaluations Geologist for AngloGold Ashanti. He is domiciled in Santiago and has significant experience in both mine geology and exploration in South America. He has an excellent knowledge of the various styles of precious metal deposits in South America, with a bias towards the economic evaluation of advanced projects.

Darcy Daubaras – Chief Financial Officer

Darcy Daubaras is a Chartered Accountant and Certified Public Accountant with over 15 years of combined experience in both industry and public practice. Darcy graduated with a Bachelor of Commerce degree from the University of Victoria and spent 8 years working for a Big 4 international accounting firm in Vancouver. Before joining the junior mining industry in 2008 his experience was in the marine transportation and forestry industries. He has widespread knowledge of Sarbanes Oxley, internal controls, Canadian and US regulatory compliance matters, and management reporting. Darcy is a member of the Institute of Chartered Accountants in Canada, and the American Institute of Certified Public Accountants. Since 2004 Darcy has been an active member of the Kiwanis Club of Vancouver, and since September 2008 has served on its executive board. Currently he is the CFO of Rugby Mining Limited.

Cease Trade Orders or Bankruptcies

To the knowledge of Newco, no director or executive officer of Newco is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including Newco) that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of Newco, no director or executive officer of Newco, or a shareholder holding a sufficient number of securities of Newco to affect materially control of Newco (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including Newco) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of Newco, or a shareholder holding a sufficient number of securities of Newco to affect materially the control of Newco, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To Newco’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among Newco, its directors and executive officers, or other members of management, or of any proposed director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Newco and their duties as a director or officer of such other companies.

The directors of Newco are required by law to act honestly and in good faith with a view to the best interests of Newco and to disclose any interests that they may have in any material contract or material transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. The directors and officers of Newco are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest in respect of Newco and are required to comply with such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Newco has not yet completed its first fiscal year. The compensation to be paid to or awarded to Newco’s CEO and CFO (the “Named Executive Officers”) is expected to be by Newco as follows: (i) upon completion of the Arrangement, the Chief Executive Officer of Newco shall receive an annual salary of $300,000 payable by Newco; and (ii) Newco will reimburse the Company for the pro-rata cost of the CFO’s remuneration based on the amount of time spent on Newco’s activities.

In addition, both the CEO and the CFO will receive Newco Options pursuant to the terms of the Arrangement, based on the number of Options of the Company that they hold on the Effective Date.

Long-Term Incentive Plan

Newco does not have any long-term incentive plans.

Option/SAR Grants

As of the date of the Information Circular, Newco has not granted any Newco Options or stock appreciation rights. However, the Named Executive Officers will be receive Newco Options in connection with the Arrangement based on the number of Options of the Company held by the Named Executive Officers:

Named Executive Officer	Number of securities underlying unexercised options (1)	Exercise Price on Effective Date		Market Value of Securities underlying the Option (4)	Expiration Date
Eric Roth(2)	100,000 100,000 800,000	N/A	(2)	N/A	July 15, 2014 Sept. 28, 2014 Feb. 1, 2015
Darcy Daubaras(3)	157,900	N/A	(3)	N/A	Nov. 7, 2013

Notes:

(1)	The underlying securities are Newco Common Shares.
(2)

Mr. Roth is expected to receive, based on the number of Options of the Company held by Mr. Roth on the date of this Information Circular, 1,000,000 Newco Options pursuant to the terms of the Arrangement. The exercise price of these

Newco Options will be based on the relative trading prices of the New Common Shares and the Newco Common Shares following the Arrangement. See “Particulars of Matters to be Acted Upon: The Arrangement – Net Fair Market Value of the Transferred Assets”.

(3)	Mr. Daubaras is expected to receive, based on the number of Options of the Company held by Mr. Daubaras on the date of this Information Circular, 157,900 Newco Options pursuant to the terms of the Arrangement. The exercise price of these Newco Options will be based on the relative trading prices of the New Common Shares and the Newco Common Shares following the Arrangement. See “Particulars of Matters to be Acted Upon: The Arrangement – Net Fair Market Value of the Transferred Assets”.
(4)	As the Newco Common Shares are not listed on any stock exchange, the market value of the securities underlying the Newco Options on the date of grant is not reasonably ascertainable.

Pension Plan Benefits

Newco does not have defined benefit or defined contribution plans.

Termination and Change of Control Benefits

The employment agreement with Newco’s Chief Executive Officer, Eric Roth, does not contain any termination or change of control benefits.

Director Compensation

Upon completion of the Arrangement, it is anticipated that Newco will pay no cash compensation to directors for services rendered in their capacity as directors.

Option/SAR Grants

Upon completion of the Arrangement, the following directors of Newco will be granted Newco Options pursuant to the Arrangement:

Directors	Number of securities underlying unexercised options (1)	Exercise Price on Effective Date (2)	Market Value of Securities underlying the Option (3)	Expiration Date
Yale Simpson	70,000	N/A	N/A	July 7, 2010
	200,000			Dec. 30, 2010
	72,500			May 3, 2011
	100,000			Nov. 30, 2011
	100,000			June 27, 2012
	150,000			Nov. 13, 2012
	360,000			Nov. 17, 2013
	400,000			Feb. 27, 2014

Directors	Number of securities underlying unexercised options (1)	Exercise Price on Effective Date (2)	Market Value of Securities underlying the Option (3)	Expiration Date
Bryce Roxburgh	70,000	N/A	N/A	July 7, 2010
	200,000			Dec. 30, 2010
	72,500			May 3, 2011
	100,000			Nov. 30, 2011
	100,000			June 27, 2012
	150,000			Nov. 13, 2012
	358,000			Nov. 17, 2013
	400,000			Feb. 27, 2014
	250,000			July 17, 2014
Louis Montpellier	200,000	N/A	N/A	Jan. 23, 2013
	125,000			Nov. 17, 2013
	100,000			July 17, 2014
	500,000			Feb. 1, 2015
Cecil Bond	40,000	N/A	N/A	April 5, 2010
	50,000			May 3, 2011
	75,000			Nov. 30, 2011
	50,000			June 27, 2012
	100,000			Nov. 13, 2012
	400,000			Feb. 27, 2014
	150,000			Feb. 1, 2015

Directors	Number of securities underlying unexercised options (1)	Exercise Price on Effective Date (2)	Market Value of Securities underlying the Option (3)	Expiration Date
Eric Roth	100,000	N/A	N/A	July 15, 2014
	100,000			Sept. 28, 2014
	800,000			Feb. 1, 2015
Robert Reynolds	200,000	N/A	N/A	June 27, 2012
	50,000			Nov. 13, 2012
	125,000			Nov. 17, 2013
Ignacio Celorrio	50,000	N/A	N/A	Jan. 31, 2012
	50,000			Feb. 27, 2014
	25,000			Sept. 28, 2014
	200,000			Feb. 1, 2015

Notes:

(1)	The underlying securities are Newco Common Shares.
(2)	The exercise price of these Newco Options will be adjusted pursuant to the terms of the Arrangement based on the relative trading prices of the New Common Shares and the Newco Common Shares following the Arrangement. See “Particulars of Matters to be Acted Upon: The Arrangement – Net Fair Market Value of the Transferred Assets”.
(3)	As the Newco Common Shares are not listed on any stock exchange, the market value of the securities underlying the Newco Options is not reasonably ascertainable.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Upon completion of the Arrangement, the following equity securities of Newco will be authorized for issuance under compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights (a)	Weighted-average exercise price of outstanding options and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	10,743,900	N/A	(1)	N/A	(2)
Equity compensation plans not approved by securityholders	N/A	N/A		N/A
Total	10,743,900	N/A		N/A

Notes:

(1)	The exercise price of these Newco Options will be adjusted pursuant to the terms of the Arrangement based on the relative trading prices of the New Common Shares and the Newco Common Shares following the Arrangement. See “Particulars of Matters to be Acted Upon: The Arrangement – Net Fair Market Value of the Transferred Assets”.

(2)	Newco does not currently have a stock option plan pursuant to which it is able to grant additional Newco Options. At the Meeting, Shareholders will be asked to approve the Newco Option Plan. See “Particulars of Other Matters to be Acted Upon – Approval of Newco’s Stock Option Plan”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No existing director or executive officer of Newco nor any associate of such individual is indebted to Newco, or any other entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our subsidiaries.

AUDIT COMMITTEES & CORPORATE GOVERNANCE

Board of Directors

National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the company. A material relationship is a relationship which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the company.

Applying the definition set out in NI 52-110, the following members of the board of directors of Newco will be independent: Cecil Bond, Ignacio Celorrio and Robert Reynolds. Eric Roth and Louis Montpellier are not independent by virtue of the fact that they are executive officers of Newco. Bryce Roxburgh and Yale Simpson are not independent by virtue of the fact that they are the Co-Chairman of Newco.

In addition to their positions on the board of directors, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name	Issuer	Jurisdiction
Yale Simpson	Exeter Resource Corporation Silver Quest Resources Ltd Rugby Mining Limited Dynasty Metals & Mining Inc Diamonds North Resources Ltd	TSX TSX-V TSX-V TSX-V TSX-V

Bryce Roxburgh	Rugby Mining Limited	TSX-V

Louis Montpellier	Exeter Resource Corporation Abacus Mining & Exploration Lithic Resources	TSX TSX-V TSX-V

Robert Reynolds	Exeter Resource Corporation Rugby Mining Limited Avoca Resources Limited Global Geoscience Limited	TSX TSX-V ASX ASX

Cecil Bond	Rugby Mining Limited Argosy Minerals Inc.	TSX-V ASX

On occasions where it is considered advisable, Newco’s independent directors will hold meetings at which non-independent directors and members of management are not in attendance. As the majority of the board of directors is independent, matters for consideration receive full and detailed discussion. Where matters discussed may involve persons having a conflict of interest, that individual does not participate in the discussion.

Yale Simpson and Bryce Roxburgh are Co-Chairmen of the board of directors. The board of directors has not developed a written position description for the role of Chairman, but considers the Chairman to be primarily responsible for ensuring that the board of directors is functioning properly and that it is meeting its obligations and responsibilities.

Board Mandate

The board of directors does not have a written mandate. However, it is required to supervise the management of the business and affairs of Newco and to act with a view to the best interests of Newco. The board of directors will actively oversee the development, adoption and implementation of Newco’s strategies and plans. The board of directors’ responsibilities will include:

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the executive officers create a culture of integrity throughout the company,

•	Newco’s strategic planning process,

•	the identification of the principal risks of the company’s business and ensuring the implementation of appropriate systems to manage risk,

•	Newco’s succession planning, including appointing, training and monitoring senior management,

•	Newco’s major business development initiatives,

•	the integrity of Newco’s internal control and management information systems,

•	Newco’s policies for communicating with shareholders and others, and

•	the general review of Newco’s results of operations.

The board of directors considers that certain decisions are sufficiently important that management should seek prior approval of the board of directors. Such decisions will include:

•	approval of the annual capital budget and any material changes to the operating budget,

•	approval of Newco’s business plan,

•	acquisition of, or investments in new business,

•	changes in the nature of Newco’s business,

•	changes in senior management, and

•	all matters as required under applicable law and stock exchange rules and regulations.

Position Description for CEO

The board of directors does not have a written position description for the CEO, but considers the CEO to be primarily responsible for carrying out all strategic plans and policies as established by the board of directors. The CEO will report to the board of directors and advise and make recommendations to the board of directors. The CEO will facilitate communication between the board of directors and other members of management and employees, and between Newco and its shareholders.

Orientation and Continuing Education

On occasions where it is considered advisable, the board of directors will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The board of directors will ensures that each director is up-to-date with current information regarding the business of Newco, the role the director is expected to fulfil and basic procedures and operations of the board of directors. Board members will be given access to management and other employees and advisors, who can answer any questions that may arise. Regular technical presentations will be made to the directors to keep them informed of Newco’s operations.

Ethical Business Conduct

The board of directors of Newco will adopt a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. Newco is committed to the highest standards of legal and ethical business conduct. The Code will summarize the legal, ethical and regulatory standards that Newco must follow and is a reminder to directors, officers and employees, of the seriousness of this commitment. Compliance with this Code and high standards of business conduct will be mandatory for every director, officer and employee of Newco. The Code will help directors, officers and employees understand what is expected of them and to carry out their responsibilities.

The Code will address such matters as confidentiality of corporate information, conflicts of interest and corporate opportunities, dealing with competitors, employees conducting business with Newco, the use of corporate assets, compliance with all rules and regulation applicable to Newco’s business, disclosure related matters, and reporting of violations.

In addition to the requirements of the Code, directors will be required to comply with the relevant provisions of the CBCA, applicable securities laws and exchange rules and regulations regarding conflicts of interest. If a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, that director may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the proposed contract or be present in the meeting room when the vote is taken.

Board Committees

The board of directors will have three committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The committees and their mandates and expected memberships are described below.

Audit Committee

The Audit Committee will meet with the CEO and CFO of Newco and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee will recommend to the board of directors the independent registered public accounting firm to be appointed. In addition, the Audit Committee will review and recommend to the board of directors for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. The Audit Committee is expected to be composed of Cecil Bond, Ignacio Celorrio and Robert Reynolds, each of whom is “financially literate” and “independent” within the meaning of NI 52-110.

The board of directors has not developed a written position description for the Chairman of the Audit Committee but considers the Chairman to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Audit Committee’s operations, reporting to the board of directors on the Audit Committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the Audit Committee.

Attached to the Information Circular as Schedule “N” is the full text of the Audit Committee Charter.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Each of the three proposed members of the Audit Committee is financially literate based on their experience as a chief executive, financial officer or officers and directors of public and/or private companies. See “Directors and Officers” for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Pre-Approval Policies and Procedures of Non-Audit Services

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. The Audit Committee will be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Company by the external auditors, subject to any exceptions provided in NI 52-110.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee has no formal mandate; however, it will oversee, monitor and review the quality and effectiveness of corporate governance best practices and disclosure policies. It will review the composition of the board of directors members, on a periodic basis, make recommendations regarding board of directors composition, analyze the need for new nominees when vacancies arise and identify and propose new nominees who have the necessary competencies and characteristics to meet such needs.

The board of directors will appoint the Nominating and Corporate Governance Committee upon completion of the Arrangement.

Compensation Committee

The Compensation Committee will be responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and making recommendations to the board of directors with respect to the CEO’s compensation level based on this evaluation. The Compensation Committee will also make recommendations to the board of directors with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans. The Compensation Committee will review executive compensation disclosure before Newco publicly discloses the information. Compensation matters may also be reviewed and approved by the entire board of directors.

While the Compensation Committee will have the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of Newco’s most recently completed financial year.

The board of directors will appoint the Nominating and Corporate Governance Committee from among its members upon completion of the Arrangement.

Assessment

The entire board of directors will be responsible for regularly assessing the effectiveness and contribution of the board of directors, its members and committees. The majority of the board of directors members serve as directors for other public companies and will utilize that experience when assessing the board of directors, its members and committees.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Other than as described below, Newco is not aware of any material legal proceedings to which Newco or a proposed subsidiary is a party or to which the Transferred Assets is subject, nor is Newco aware that any such proceedings are contemplated.

On June 20, 2007, legislation was passed by the Mendoza government, in Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto project on hold, unless the government amends the law. The Company’s subsidiary has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has the effect of banning conventional mining in the province. After the Effective Date, Newco expects to continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

Regulatory Actions

There are currently no (a) penalties or sanctions imposed against Newco by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against Newco that would likely be considered important to a reasonable investor in making an investment decision in Newco; and (c) settlement agreements Newco entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, Newco is not aware of any material interest, direct or indirect, of (i) any shareholder that is expected to be a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the Newco Common Shares on the Effective Date of the Arrangement, (ii) any of our or our subsidiaries’ directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction since Newco’s incorporation or in any proposed transaction that has materially affected or will materially affect us.

AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia, was appointed the auditor of Newco on January 10, 2010.

TRANSFER AGENT AND REGISTRAR

Newco anticipates appointing Computershare Services Inc., at its office in the City of Vancouver, British Columbia, as the transfer agent and registrar for the Newco Common Shares.

MATERIAL CONTRACTS

The only material contracts that Newco has entered into are the Arrangement Agreement and the Newco Subscription Agreement. As of the Effective Date, Newco and its subsidiaries will also be party to the following material agreements:

•

Agreement dated March 2, 2009 between Esetelar and Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”). Pursuant to the terms of this agreement, Fomicruz will acquire a 5% interest in the Cerro Moro Project, and Estelar will have the right to earn up to an 80% interest in 763 sq km of Fomicruz exploration properties adjoining the Cerro Moro Project by incurring US$10 million in exploration expenditures over a number of years. Newco will fund all exploration and development costs of the Cerro Moro Project and the Fomicruz properties and Fomicruz will repay an agreed amount of those costs from 50% of its share of net revenue from future operations. Newco will manage the exploration and potential future development on the properties; and

•	Agreement dated December 30, 2003 between Exeter Resource Corporation and Estelar Resources Limited and Cerro Vanguardia Sociedad Anonima regarding the Cerro Moro project.

SCHEDULE “J”

AMENDED OPTION PLAN

Exeter Resource Corporation

STOCK OPTION PLAN

January 21, 2004

(As Amended)

STOCK OPTION PLAN

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Administrator” means, initially, the Secretary of the Company and thereafter shall mean such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time.

(b)	“Award Date” means the date on which the Board awards a particular Option.

(c)	“Board” means the board of directors of the Company, or any committee thereof to which the board of directors of the Company has delegated the power to administer and grant Options under the Plan.

(d)	“Cause” means:

(i)	in the case of an Employee (1) cause as such term is defined in the written employment agreement with the Employee or if there is no written employment agreement or cause is not defined therein, the usual meaning of just cause under the common law or the laws of the jurisdiction in which the employee is employed; or (2) the termination of employment as a result of an order made by any Regulatory Authority having jurisdiction to so order;

(ii)	in the case of a Consultant (1) the occurrence of any event which, under the written consulting contract with the Consultant or the common law or the laws of the jurisdiction in which the consultant provides services, gives the Company or any of its affiliates the right to immediately terminate the consulting contract; or (2) the termination of the consulting contract as a result of an order made by any Regulatory Authority having jurisdiction to so order;

(iii)	in the case of a Director, ceasing to be a Director as a result of (1) ceasing to be qualified to act as a director of a company under section 128 of the Business Corporations Act (British Columbia) or equivalent provisions in any replacement legislation; (2) a resolution having been passed under section 128 (3) of the Business Corporations Act (British Columbia) or equivalent provisions in any replacement legislation; or (3) an order made by any Regulatory Authority having jurisdiction to so order; or

(iv)	in the case of an Officer, ceasing to be an Officer as a result of an order made by any Regulatory Authority having jurisdiction to so order.

(e)	“Change of Control” means and shall be deemed to have occurred if one of the following events takes place:

(i)	the Company sells, leases or otherwise disposes of all or substantially all of its assets and undertaking to a Person or a combination of Persons at arm’s length to the Company and its affiliates, whether pursuant to one or more transactions;

(ii)	the Company amalgamates or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates, other than an amalgamation or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation or plan of arrangement;

(iii)	any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect; or

(iv)	any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding-up of the Company.

(f)	“Common Share” or “Common Shares” means, as the case may be, one or more common shares without par value in the capital of the Company.

(g)	“Company” means Exeter Resource Corporation, a company incorporated under the laws of the Province of British Columbia.

(h)	“Consultant” means an individual or Consultant Company, other than an Employee, Officer or a Director of the Company, that:

(i)	is engaged to provide ongoing consulting, technical, management or other services to the Company or its affiliates under a written contract with the Company or such affiliate,

(ii)	possesses technical, business or management expertise of value to the Company or its affiliates,

(iii)	in the opinion of the Company, spends or will spend a reasonable amount of time and attention on the business and affairs of the Company or its affiliates, and

(iv)	has a relationship with the Company or its affiliates that enables the Consultant to be knowledgeable about the business and affairs of the Company or such affiliates.

(i)	“Consultant Company” means for an individual consultant, a company of which the individual is an employee or shareholder.

(j)	“Director” has the meaning given to that term in the Securities Act (British Columbia), and for the purposes of the Plan includes directors of the Company and any of its affiliates.

(k)	“Disinterested Shareholder Approval” means approval by a majority of the votes cast by all shareholders entitled to vote at a meeting of shareholders of the Company excluding votes attached to shares beneficially owned by Insiders to whom options may be granted under this Plan and their associates.

(k)	“Eligible Persons” means Directors, Officers, Employees and Consultants.

(l)

“Employee” means (i) an individual considered an employee of the Company or a subsidiary under the Income Tax Act (Canada) (i.e. for whom income tax and other deductions are made by the Company); (ii) an individual who works full-time for the Company or a subsidiary providing services normally provided by an employee but for whom income tax and other deductions are not made; (iii) an individual who works for the Company or a subsidiary on a continuing and regular basis for a minimum amount of time per week, but for whom income tax and other deductions are not made; and (iv) other persons who are providing, have provided, or have agreed to provide a service of value to the Company or a subsidiary;

(m)	“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule “B” hereto, duly executed by the Option Holder.

(o)	“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date.

(p)	“Exercise Price” means the price at which an Option may be exercised as determined in accordance with paragraph 3.5.

(q)	“Expiry Date” means the date determined in accordance with paragraph 3.4 and after which a particular Option cannot be exercised.

(r)	“Fixed Expiry Date” has the meaning given to that term under paragraph 3.4.

(s)	“Insider” has the same meaning as found in the Securities Act (British Columbia) and also includes associates of an Insider.

(t)	“Market Price” of the Common Shares for a particular Award Date shall be determined as follows:

(i)	if the Common Shares are then listed on the TSX, then the Market Price shall be the last daily closing price per Common Share on the TSX on the trading day immediately preceding the Award Date and if there was no sale on the TSX on such date, then the last sale prior thereto; and

(ii)	if the Common Shares are not listed on the TSX, then the Market Price shall be, subject to the necessary approvals of the applicable Regulatory Authorities, the fair market value of the Common Shares on the Award Date as determined by the Board in its discretion.

(u)	“Officer” means a senior officer as such term is defined in the Securities Act (British Columbia), and for the purposes of the Plan includes senior officers of the Company and any of its affiliates.

(v)	“Option” means an option to acquire Common Shares, awarded to an Eligible Person pursuant to the Plan.

(w)	“Option Certificate” means the certificate, in the form set out as Schedule “A” hereto, evidencing an Option.

(x)	“Option Holder” means a person (or, where applicable, a Consultant Company) who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(y)	“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency or entity however designated or constituted.

(z)	“Personal Representative” means:

(i)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(aa)	“Plan” means this stock option plan.

(bb)	“Regulatory Authorities” means all stock exchanges, inter-dealer quotation networks and other organized trading facilities on which the Company’s Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company.

(cc)	“Securities Laws” means securities legislation, securities regulations and securities rules, as amended, and the instruments, forms, notices and policy documents in force from time to time that are applicable to the Company.

(dd)	“Share” or “Shares” means, as the case may be, one or more shares of any class in the share capital of the Company from time to time.

(ee)	“Termination Date” means:

(i)	in the case of the Option Holder’s resignation from employment or the termination of the Option Holder’s consulting contract by the Option Holder, the date that the Option Holder provides notice of such resignation or termination to the Company or any of its affiliates; or

(ii)	in the case of the termination of the Option Holder’s employment or consulting contract by the Company or any of its affiliates for any reason (whether such termination is lawful or unlawful) other than death, the date that the Company or any of its affiliates delivers written notice of such lawful or unlawful termination of the Option Holder’s employment or consulting contract to the Option Holder; or

(iii)	in the case of the expiry of a fixed-term employment agreement or consulting contract that is not renewed or extended, the last day of the term.

(ff)	“TSX” means the Toronto Stock Exchange.

1.2 Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia.

1.3 Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2

PURPOSE AND PARTICIPATION

2.1 Purpose

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors, Officers, Consultants and Employees, to reward such of those Directors, Officers, Consultants and Employees as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Directors, Officers, Consultants and Employees to acquire Common Shares as long term investments.

2.2 Participation

The Board shall, from time to time and in its sole discretion, determine which of the Eligible Persons, if any, shall be awarded Options. The Board shall only award an Option to a Consultant or an Employee if the Consultant or Employee is a bona fide Consultant or Employee of the Company or an affiliate of the Company, and the Board shall make such a representation if required by the Regulatory Authorities. The Board may, in its sole discretion, grant the majority of the Options to insiders of the Company.

2.3 Notification of Award

Following the award of an Option by the Board, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4 Copy of Plan

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5 Limitation

The Plan does not give any Option Holder that is a Director or Officer the right to serve or continue to serve as a Director or Officer of the Company or any of its affiliates nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed with or have a consulting contract with the Company or any of its affiliates.

ARTICLE 3

TERMS AND CONDITIONS OF OPTIONS

3.1 Board to Issue Common Shares

The Common Shares to be issued to Option Holders upon the exercise of Options shall be authorized and unissued Common Shares the issuance of which shall have been authorized by the Board.

3.2 Number of Common Shares

Subject to adjustment as provided for in paragraph 3.9 of the Plan, the number of Common Shares that shall be available for Eligible Persons to acquire pursuant to options awarded by the Board shall not exceed 15% of the outstanding Common Shares at the time of the granting of an Option. If any Option is exercised or if an Option expires or otherwise terminates for any reason without having been exercised in full, the number of Common Shares in respect of such Option shall be available for new Options granted under this Plan.

3.3 Term of Option

Subject to such other terms or conditions that may be attached to an Option granted hereunder, an Option Holder may exercise any vested portion or portions of an Option in whole or in part at any time or from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date.

3.4 Termination

Subject to subparagraphs (a) to (e) below and subject to paragraph 3.7, the Expiry Date of an Option shall be the date fixed by the Board at the time the particular Option is awarded (the “Fixed Expiry Date”) provided that the Expiry Date shall be no later than the tenth anniversary of the Award Date of such Option:

(a)	Death

If the Option Holder dies while his or her Option is outstanding, then unless otherwise provided for in the Option Certificate, the following shall apply. The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the date that is six months after the date of the Option Holder’s death. The Expiry Date for any unvested portion of the Option shall be the date of the Option Holder’s death. The right to purchase Common Shares under an Option shall not vest after the date of the Option Holder’s death.

(b)	Ceasing to be a Director

If the Option Holder holds an Option as a Director and the Option Holder ceases to be a Director (other than by reason of death), then unless otherwise provided for in the Option Certificate, the following shall apply. The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the 90th day following the date that the Option Holder ceases to be a Director unless the Option Holder ceases to be a Director for Cause, in which case the Expiry Date shall be the date that the Option Holder ceases to be a Director. The Expiry Date for any unvested portion of the Option shall be the date that the Option Holder ceases to be a Director. The right to purchase Common Shares under an Option shall not vest after the date that the Option Holder ceases to be a Director.

(c)	Ceasing to be an Employee or Consultant

If the Option Holder holds an Option as an Employee or Consultant and the Option Holder ceases to be an Employee or Consultant (other than by reason of death), then unless otherwise provided for in the Option Certificate, the following shall apply. The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the 90th day following the Termination Date unless the Option Holder ceases to be an Employee or Consultant as a result of Cause, in which case the Expiry Date shall be the Termination Date. The Expiry Date for any unvested portion of the Option shall be the Termination Date. The right to purchase Common Shares under an Option shall not vest after the Termination Date. For greater certainty, if the Company gives an Employee or Consultant working notice of termination of employment or the consulting contract or payment in lieu of notice or if the Company wrongfully or constructively dismisses the Employee or Consultant, no vesting shall occur during the working notice period or deemed notice period that the Employee or Consultant receives or should have received. The 90 days shall commence on the first day of such working notice period or deemed notice period.

(d)	Ceasing to be an Officer

If the Option Holder holds an Option as an Officer and the Option Holder ceases to be an Officer (other than by reason of death), then unless otherwise provided for in the Option Certificate, the following shall apply. The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the 90th day following the date that the Option Holder ceases to be an Officer unless the Option Holder ceases to be an Officer for Cause, in which case the Expiry Date shall be the date that the Option Holder ceases to be an Officer. The Expiry Date for any unvested portion of the Option shall be the date that the Option Holder ceases to be an Officer. The right to purchase Common Shares under an Option shall not vest after the date that the Option Holder ceases to be an Officer.

(e)	Change of Control

In the event of a Change of Control or impending Change of Control, the Board may, in its sole discretion, deal with outstanding Options in the manner it deems fair and reasonable in light of the circumstances. Without limiting the generality of the foregoing, the Board may, without any action or consent required on the part of any Option Holder:

(i)	subject to TSX approval, deliver a notice to the Option Holder advising the Option Holder that the unvested portion of the Option held by the Option Holder, if any, shall immediately vest;

(ii)

deliver a notice to an Option Holder advising the Option Holder that the Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the 10th day following the date of the notice and the Expiry Date for any unvested portion of the Option shall be the date of the notice; or

(iii)	take such other actions, and combinations of the foregoing actions, as it deems fair and reasonable under the circumstances.

The foregoing subparagraphs (b) through (d) shall only apply once an Option Holder ceases to fall into any of the categories of Eligible Persons. The Board and the Administrator shall look to which of the definitions of Employee, Director, Officer or Consultant the Option Holder met immediately prior to the Option Holder ceasing to be an Eligible Person to determine which of subparagraphs (b) through (d) shall apply. If the Option Holder met more than one definition, then the following shall apply. If the Option Holder was an Employee or Consultant, then the Option Holder shall be deemed to hold his or her Option as an Employee or Consultant regardless of whether the Option Holder was also a Director or Officer. If the Option Holder was a Director but not an Employee or Consultant, then the Option Holder shall be deemed to hold his or her Option as a Director regardless of whether the Option Holder was also an Officer.

3.5 Exercise Price

The price at which an Option Holder may purchase a Common Share upon the exercise of an Option shall be as set forth in the Option Certificate issued in respect of such Option and in any event shall not be less than the Market Price of the Common Shares as of the Award Date. Notwithstanding anything else contained herein, in no case shall the Exercise Price be less than the minimum prescribed by the organized trading facilities as would apply to the Award Date in question.

3.6 Additional Terms

(a)	Subject to all applicable Securities Laws and the rules and policies of all applicable Regulatory Authorities, the Board may attach other terms and conditions to the award of a particular Option, such terms and conditions to be referred to in a schedule attached to the Option Certificate. These terms and conditions may include, but are not necessarily limited to, providing that an Option or a portion or portions of an Option expire on a certain date, after certain periods of time or upon the occurrence of certain events other than as provided for herein, provided that no Option shall expire more than ten years after the Award Date.

(b)	Unless the Company has received Disinterested Shareholder Approval to do so, the aggregate number of Common Shares number of common shares (i) issued to Insiders within any twelve month period and (ii) issuable to Insiders at any time, under the Plan or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of issued and outstanding Common Shares.

3.7 Blackout Periods

If the Expiry Date of an Option falls during, or within 10 days of the end of a Black-Out Period then, notwithstanding any other provision of this Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

“Black-Out Period” means that period during which a trading black-out is imposed by the Company to restrict trades in the Company’s securities.

3.8 Assignment of Options

Options may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by paragraph 4.1, exercise the Option within the Exercise Period.

3.9 Adjustments

If:

(a)	the Common Shares are changed into or exchanged for a different number or kind of Shares of the Company or securities of another corporation, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation;

(b)	a dividend is declared upon the Common Shares, payable in Common Shares (other than in lieu of dividends paid in the ordinary course);

(c)	the Company distributes by way of a dividend, or otherwise, to all or substantially all holders of Common Shares, property, evidences of indebtedness or Shares or other securities of the Company (other than Common Shares) or rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares or other securities or property of the Company, other than as a dividend in the ordinary course; or

(d)	there is any other change that the Board, in its sole discretion, determines equitably requires an adjustment to be made,

then, subject to any required action by the shareholders of the Company and any necessary approval of the Regulatory Authorities, any term that the Board determines requires adjustment (including the number of Common Shares subject to each outstanding Option and the number of Common Shares that have been authorized for issuance under the Plan but as to which no Options have yet been granted or that have again become available for the purposes of the Plan, the Exercise Price of each outstanding Option, as well as any other terms that the Board determines require adjustment) shall be adjusted by the Board in an appropriate and proportionate manner, and its determination shall be final, binding and conclusive. Except as the Board determines, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Common Shares subject to an Option. No fractional shares shall be issued upon the exercise of an Option and accordingly, if as a result of the adjustment, an Option Holder would become entitled to a fractional Common Share, such Option Holder shall have the right to purchase only the next lowest whole number of Common Shares and no payment or other adjustment shall be made with respect to the fractional interest so disregarded.

3.10 Vesting

(a)	The Board may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments or pursuant to a vesting schedule.

(b)	Option Certificates will disclose any vesting conditions prescribed by the Board pursuant to paragraph 3.10(a).

3.11 Personal Information Form

An Option Holder who becomes a new Insider of the Company must file a Personal Information Form or such other documents as may be required by the Regulatory Authorities.

ARTICLE 4

EXERCISE OF OPTION

4.1 Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder. An Option Holder or the Personal Representative of the Option Holder may exercise the vested portion or portions of an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Common Shares to be purchased pursuant to the exercise of the Option.

4.2 Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Common Shares purchased by the Option Holder. If the number of Common Shares in respect of which the Option was exercised is less than the number of Common Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the share certificate for the balance of the Common Shares available under the Option.

4.3 Condition of Issue

The Options and the issue of Common Shares by the Company pursuant to the exercise of Options are subject to the terms and conditions of the Plan and compliance with the rules and policies of all applicable Regulatory Authorities with respect to the granting of such Options and the issuance and distribution of such Common Shares, and to all applicable Securities Laws. The Option Holder agrees to comply with all such laws, regulations, rules and policies and agrees to furnish to the Company any information, reports or undertakings required to comply with, and to fully cooperate with, the Company in complying with such laws, regulations, rules and policies.

4.4 Taxes

The Board and the Company may take all such measures as they deem appropriate to ensure that the Company’s obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Common Shares pursuant to the Plan or the grant or exercise of Options under the Plan. Issuance of Common Shares or delivery of share certificates for Common Shares purchased pursuant to the Plan may be delayed, at the discretion of the Board, until the Board is satisfied that the applicable requirements of income tax laws and other applicable laws have been met.

ARTICLE 5

ADMINISTRATION

5.1 Administration

The Plan shall be administered by the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator or any director, officer or employee of the Company such administrative duties and powers as it may see fit.

5.2 Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

ARTICLE 6

AMENDMENT, TERMINATION AND NOTICE

6.1 Amendments

The Board may, subject to the approval of any regulatory authority whose approval is required and the approval of shareholders where required by such regulatory authority, amend the Plan or any Option at any time. Without limiting the generality of the foregoing, the Board is specifically authorized to amend the terms of the Plan or any Option without obtaining the approval of shareholders in the following circumstances, subject to any limitations that may be prescribed by the policies of the TSX from time to time:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)	to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(c)	a change to the vesting provisions of any Option or the Plan;

(d)	amendments to reflect any changes in requirements of any regulator or stock exchange to which the Company is subject;

(e)	a change to the termination provisions of an Option which does not result in an extension beyond the original term of the Option;

(f)	in the case of any Option, the substitutions and/or adjustments contemplated under paragraph 3.9 of this Plan;

(g)	the addition of a cashless exercise feature, payable in cash or securities of the Company; and

(h)	a change to the class of Eligible Persons that may participate under the Plan,

provided that, in the case of any Option, no such amendment may, without the consent of the Option Holder, materially decrease the rights or benefits accruing to such Option Holder or materially increase the obligations of such Option Holder and Disinterested Shareholder Approval is required for any reduction in the exercise price of any Option or any extension of the term of an Option if the Option Holder is an Insider at the time of the proposed amendment.

6.2 Approvals

The Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities and shareholders.

6.3 Termination

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination which shall continue to be governed by the provisions of the Plan.

6.4 Agreement

The Company and every Option awarded hereunder shall be bound by and subject to the terms and conditions of the Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of the Plan.

6.5 Notice

Any notice or other communication contemplated under the Plan to be given by the Company to an Option Holder shall be given by the Company delivering or faxing the notice to the Option Holder at the last address for the Option Holder in the Company’s records. Any such notice shall be deemed to have been given on the date on which it was delivered, or in the case of fax, the next business day after transmission. An Option Holder may, at any time, advise the Company of a change in the Option Holder’s address or fax number.

SCHEDULE “A”

EXETER RESOURCE CORPORATION

STOCK OPTION PLAN

OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the Exeter Resource Corporation (the “Company”) Stock Option Plan (the “Plan”) and evidences that — is the holder (the “Option Holder”) of an option (the “Option”) to purchase up to — Common shares (the “Common Shares”) in the capital stock of the Company at a purchase price of Cdn. $— per Common Share.

Subject to the provisions of the Plan:

(a)	the Award Date of the Option is —;

(b)	the Fixed Expiry Date of the Option is —;

(c)	the vesting schedule of the Option is as follows

(i)	—;

The vested portion or portions of the Option may be exercised at any time and from time to time from and including the Award Date through to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Administrator of the Plan an Exercise Notice, in the form attached, together with this Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Common Shares in respect of which the Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan, the terms and conditions of which the Option Holder hereby expressly agrees with the Company to be bound by. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto. All terms not otherwise defined in this Certificate shall have the meanings given to them under the Plan.

Dated this — day of —.

—

Per:
Administrator, Stock Option Plan

OPTION CERTIFICATE - SCHEDULE

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1.	—; and

2.	—.

—

Per:
Administrator, Stock Option Plan

SCHEDULE “B”

EXETER RESOURCE CORPORATION

STOCK OPTION PLAN

EXERCISE NOTICE

TO:	The Administrator, Stock Option Plan
Exeter Resource Corporation (the “Company”)
Suite 1260 – 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2

The undersigned hereby irrevocably gives notice, pursuant to the Company’s Stock Option Plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the Common Shares; or

(b)	of the Common Shares;

which are the subject of the Option Certificate attached hereto.

The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to the Company in an amount equal to the aggregate Exercise Price of the aforesaid Common Shares exercised and directs the Company to issue the certificate evidencing said Common Shares in the name of the undersigned to be mailed to the undersigned at the following address:

By executing this Exercise Notice, the undersigned hereby confirms that the undersigned has read the Plan and agrees to be bound by the provisions of the Plan. All terms not otherwise defined in this Exercise Notice shall have the meanings given to them under the Plan or the attached Option Certificate.

DATED the                      day of                     ,         .

Signature of Option Holder

SCHEDULE “K”

NEWCO OPTION PLAN

EXTORRE GOLD MINES LIMITED

STOCK OPTION PLAN

February 5, 2010

STOCK OPTION PLAN

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Addendum” means the addendum attached to and forming part of this Plan.

(b)	“Administrator” means, initially, the Secretary of the Company and thereafter shall mean such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time.

(c)	“Award Date” means the date on which the Board awards a particular Option.

(d)	“Board” means the board of directors of the Company, or any committee thereof to which the board of directors of the Company has delegated the power to administer and grant Options under the Plan.

(e)	“Cause” means:

(i)	in the case of an Employee (1) cause as such term is defined in the written employment agreement with the Employee or if there is no written employment agreement or cause is not defined therein, the usual meaning of just cause under the common law or the laws of the jurisdiction in which the employee is employed; or (2) the termination of employment as a result of an order made by any Regulatory Authority having jurisdiction to so order;

(ii)	in the case of a Consultant (1) the occurrence of any event which, under the written consulting contract with the Consultant or the common law or the laws of the jurisdiction in which the consultant provides services, gives the Company or any of its affiliates the right to immediately terminate the consulting contract; or (2) the termination of the consulting contract as a result of an order made by any Regulatory Authority having jurisdiction to so order;

(iii)	in the case of a Director, ceasing to be a Director as a result of (1) ceasing to be qualified to act as a director of a company under section 128 of the Business Corporations Act (British Columbia) or equivalent provisions in any replacement legislation; (2) a resolution having been passed under section 128 (3) of the Business Corporations Act (British Columbia) or equivalent provisions in any replacement legislation; or (3) an order made by any Regulatory Authority having jurisdiction to so order; or

(iv)	in the case of an Officer, ceasing to be an Officer as a result of an order made by any Regulatory Authority having jurisdiction to so order.

(e)	“Change of Control” means and shall be deemed to have occurred if one of the following events takes place:

(i)	the Company sells, leases or otherwise disposes of all or substantially all of its assets and undertaking to a Person or a combination of Persons at arm’s length to the Company and its affiliates, whether pursuant to one or more transactions;

(ii)	the Company amalgamates or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates, other than an amalgamation or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation or plan of arrangement;

(iii)	any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect; or

(iv)	any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding-up of the Company.

(f)	“Common Share” or “Common Shares” means, as the case may be, one or more common shares without par value in the capital of the Company.

(g)	“Company” means Extorre Gold Mines Limited, a company existing under the laws of Canada.

(h)	“Consultant” means an individual or Consultant Company, other than an Employee, Officer or a Director of the Company, that:

(i)	is engaged to provide ongoing consulting, technical, management or other services to the Company or its affiliates under a written contract with the Company or such affiliate,

(ii)	possesses technical, business or management expertise of value to the Company or its affiliates,

(iii)	in the opinion of the Company, spends or will spend a reasonable amount of time and attention on the business and affairs of the Company or its affiliates, and

(iv)	has a relationship with the Company or its affiliates that enables the Consultant to be knowledgeable about the business and affairs of the Company or such affiliates.

(i)	“Consultant Company” means for an individual consultant, a company of which the individual is an employee or shareholder.

(j)	“Director” has the meaning given to that term in the Securities Act (British Columbia), and for the purposes of the Plan includes directors of the Company and any of its affiliates.

(k)	“Disinterested Shareholder Approval” means approval by a majority of the votes cast by all shareholders entitled to vote at a meeting of shareholders of the Company excluding votes attached to shares beneficially owned by Insiders to whom options may be granted under this Plan and their associates.

(k)	“Eligible Persons” means Directors, Officers, Employees and Consultants.

(l)	“Employee” means (i) an individual considered an employee of the Company or a subsidiary under the Income Tax Act (Canada) (i.e. for whom income tax and other deductions are made by the Company); (ii) an individual who works full-time for the Company or a subsidiary providing services normally provided by an employee but for whom income tax and other deductions are not made; (iii) an individual who works for the Company or a subsidiary on a continuing and regular basis for a minimum amount of time per week, but for whom income tax and other deductions are not made; and (iv) other persons who are providing, have provided, or have agreed to provide a service of value to the Company or a subsidiary;

(m)	“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule “B” hereto, duly executed by the Option Holder.

(o)	“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date.

(p)	“Exercise Price” means the price at which an Option may be exercised as determined in accordance with paragraph 3.5.

(q)	“Expiry Date” means the date determined in accordance with paragraph 3.4 and after which a particular Option cannot be exercised.

(r)	“Fixed Expiry Date” has the meaning given to that term under paragraph 3.4.

(s)	“Insider” has the same meaning as found in the Securities Act (British Columbia) and also includes associates of an Insider.

(t)	“Market Price” of the Common Shares for a particular Award Date shall be determined as follows:

(i)	if the Common Shares are then listed on the TSX, then the Market Price shall be the last daily closing price per Common Share on the TSX on the trading day immediately preceding the Award Date and if there was no sale on the TSX on such date, then the last sale prior thereto; and

(ii)	if the Common Shares are not listed on the TSX, then the Market Price shall be, subject to the necessary approvals of the applicable Regulatory Authorities, the fair market value of the Common Shares on the Award Date as determined by the Board in its discretion.

(u)	“Officer” means a senior officer as such term is defined in the Securities Act (British Columbia), and for the purposes of the Plan includes senior officers of the Company and any of its affiliates.

(v)	“Option” means an option to acquire Common Shares, awarded to an Eligible Person pursuant to the Plan.

(w)	“Option Certificate” means the certificate, in the form set out as Schedule “A” hereto, evidencing an Option.

(x)	“Option Holder” means a person (or, where applicable, a Consultant Company) who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(y)	“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency or entity however designated or constituted.

(z)	“Personal Representative” means:

(i)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(aa)	“Plan” means this stock option plan.

(bb)	“Regulatory Authorities” means all stock exchanges, inter-dealer quotation networks and other organized trading facilities on which the Company’s Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company.

(cc)	“Securities Laws” means securities legislation, securities regulations and securities rules, as amended, and the instruments, forms, notices and policy documents in force from time to time that are applicable to the Company.

(dd)	“Share” or “Shares” means, as the case may be, one or more shares of any class in the share capital of the Company from time to time.

(ee)	“Termination Date” means:

(i)	in the case of the Option Holder’s resignation from employment or the termination of the Option Holder’s consulting contract by the Option Holder, the date that the Option Holder provides notice of such resignation or termination to the Company or any of its affiliates; or

(ii)	in the case of the termination of the Option Holder’s employment or consulting contract by the Company or any of its affiliates for any reason (whether such termination is lawful or unlawful) other than death, the date that the Company or any of its affiliates delivers written notice of such lawful or unlawful termination of the Option Holder’s employment or consulting contract to the Option Holder; or

(iii)	in the case of the expiry of a fixed-term employment agreement or consulting contract that is not renewed or extended, the last day of the term.

(ff)	“TSX” means the Toronto Stock Exchange.

1.2 Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia.

1.3 Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2

PURPOSE AND PARTICIPATION

2.1 Purpose

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors, Officers, Consultants and Employees, to reward such of those Directors, Officers, Consultants and Employees as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Directors, Officers, Consultants and Employees to acquire Common Shares as long term investments.

2.2 Participation

The Board shall, from time to time and in its sole discretion, determine which of the Eligible Persons, if any, shall be awarded Options. The Board shall only award an Option to a Consultant or an Employee if the Consultant or Employee is a bona fide Consultant or Employee of the Company or an affiliate of the Company, and the Board shall make such a representation if required by the Regulatory Authorities. The Board may, in its sole discretion, grant the majority of the Options to insiders of the Company.

2.3 Notification of Award

Following the award of an Option by the Board, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4 Copy of Plan

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5 Limitation

The Plan does not give any Option Holder that is a Director or Officer the right to serve or continue to serve as a Director or Officer of the Company or any of its affiliates nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed with or have a consulting contract with the Company or any of its affiliates.

ARTICLE 3

TERMS AND CONDITIONS OF OPTIONS

3.1 Board to Issue Common Shares

The Common Shares to be issued to Option Holders upon the exercise of Options shall be authorized and unissued Common Shares the issuance of which shall have been authorized by the Board.

3.2 Number of Common Shares

Subject to adjustment as provided for in paragraph 3.9 of the Plan, the number of Common Shares that shall be available for Eligible Persons to acquire pursuant to options awarded by the Board shall not exceed 15% of the outstanding Common Shares at the time of the granting of an Option. If any Option is exercised or if an Option expires or otherwise terminates for any reason without having been exercised in full, the number of Common Shares in respect of such Option shall be available for new Options granted under this Plan.

3.3 Term of Option

Subject to such other terms or conditions that may be attached to an Option granted hereunder, an Option Holder may exercise any vested portion or portions of an Option in whole or in part at any time or from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date.

3.4 Termination

Subject to subparagraphs (a) to (e) below and subject to paragraph 3.7, the Expiry Date of an Option shall be the date fixed by the Board at the time the particular Option is awarded (the “Fixed Expiry Date”) provided that the Expiry Date shall be no later than the tenth anniversary of the Award Date of such Option:

(a)	Death

If the Option Holder dies while his or her Option is outstanding, then unless otherwise provided for in the Option Certificate, the following shall apply. The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the date that is six months after the date of the Option Holder’s death. The Expiry Date for any unvested portion of the Option shall be the date of the Option Holder’s death. The right to purchase Common Shares under an Option shall not vest after the date of the Option Holder’s death.

(b)	Ceasing to be a Director

If the Option Holder holds an Option as a Director and the Option Holder ceases to be a Director (other than by reason of death), then unless otherwise provided for in the Option Certificate, the following shall apply. The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the 90th day following the date that the Option Holder ceases to be a Director unless the Option Holder ceases to be a Director for Cause, in which case the Expiry Date shall be the date that the Option Holder ceases to be a Director. The Expiry Date for any unvested portion of the Option shall be the date that the Option Holder ceases to be a Director. The right to purchase Common Shares under an Option shall not vest after the date that the Option Holder ceases to be a Director.

(c)	Ceasing to be an Employee or Consultant

If the Option Holder holds an Option as an Employee or Consultant and the Option Holder ceases to be an Employee or Consultant (other than by reason of death), then unless otherwise provided for in the Option Certificate, the following shall apply. The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the 90th day following the Termination Date unless the Option Holder ceases to be an Employee or Consultant as a result of Cause, in which case the Expiry Date shall be the Termination Date. The Expiry Date for any unvested portion of the Option shall be the Termination Date. The right to purchase Common Shares under an Option shall not vest after the Termination Date. For greater certainty, if the Company gives an Employee or Consultant working notice of termination of employment or the consulting contract or payment in lieu of notice or if the Company wrongfully or constructively dismisses the Employee or Consultant, no vesting shall occur during the working notice period or deemed notice period that the Employee or Consultant receives or should have received. The 90 days shall commence on the first day of such working notice period or deemed notice period.

(d)	Ceasing to be an Officer

If the Option Holder holds an Option as an Officer and the Option Holder ceases to be an Officer (other than by reason of death), then unless otherwise provided for in the Option Certificate, the following shall apply. The Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the 90th day following the date that the Option Holder ceases to be an Officer unless the Option Holder ceases to be an Officer for Cause, in which case the Expiry Date shall be the date that the Option Holder ceases to be an Officer. The Expiry Date for any unvested portion of the Option shall be the date that the Option Holder ceases to be an Officer. The right to purchase Common Shares under an Option shall not vest after the date that the Option Holder ceases to be an Officer.

(e)	Change of Control

In the event of a Change of Control or impending Change of Control, the Board may, in its sole discretion, deal with outstanding Options in the manner it deems fair and reasonable in light of the circumstances. Without limiting the generality of the foregoing, the Board may, without any action or consent required on the part of any Option Holder:

(i)	subject to TSX approval, deliver a notice to the Option Holder advising the Option Holder that the unvested portion of the Option held by the Option Holder, if any, shall immediately vest;

(ii)

deliver a notice to an Option Holder advising the Option Holder that the Expiry Date for any vested portion or portions of the Option shall be the earlier of the Fixed Expiry Date and the 10th day following the date of the notice and the Expiry Date for any unvested portion of the Option shall be the date of the notice; or

(iii)	take such other actions, and combinations of the foregoing actions, as it deems fair and reasonable under the circumstances.

The foregoing subparagraphs (b) through (d) shall only apply once an Option Holder ceases to fall into any of the categories of Eligible Persons. The Board and the Administrator shall look to which of the definitions of Employee, Director, Officer or Consultant the Option Holder met immediately prior to the Option Holder ceasing to be an Eligible Person to determine which of subparagraphs (b) through (d) shall apply. If the Option Holder met more than one definition, then the following shall apply. If the Option Holder was an Employee or Consultant, then the Option Holder shall be deemed to hold his or her Option as an Employee or Consultant regardless of whether the Option Holder was also a Director or Officer. If the Option Holder was a Director but not an Employee or Consultant, then the Option Holder shall be deemed to hold his or her Option as a Director regardless of whether the Option Holder was also an Officer.

3.5 Exercise Price

The price at which an Option Holder may purchase a Common Share upon the exercise of an Option shall be as set forth in the Option Certificate issued in respect of such Option and in any event shall not be less than the Market Price of the Common Shares as of the Award Date. Notwithstanding anything else contained herein, in no case shall the Exercise Price be less than the minimum prescribed by the organized trading facilities as would apply to the Award Date in question.

3.6 Additional Terms

(a)	Subject to all applicable Securities Laws and the rules and policies of all applicable Regulatory Authorities, the Board may attach other terms and conditions to the award of a particular Option, such terms and conditions to be referred to in a schedule attached to the Option Certificate. These terms and conditions may include, but are not necessarily limited to, providing that an Option or a portion or portions of an Option expire on a certain date, after certain periods of time or upon the occurrence of certain events other than as provided for herein, provided that no Option shall expire more than ten years after the Award Date.

(b)	Unless the Company has received Disinterested Shareholder Approval to do so, the aggregate number of Common Shares number of common shares (i) issued to Insiders within any twelve month period and (ii) issuable to Insiders at any time, under the Plan or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of issued and outstanding Common Shares.

3.7 Blackout Periods

If the Expiry Date of an Option falls during, or within 10 days of the end of a Black-Out Period then, notwithstanding any other provision of this Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

“Black-Out Period” means that period during which a trading black-out is imposed by the Company to restrict trades in the Company’s securities.

3.8 Assignment of Options

Options may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by paragraph 4.1, exercise the Option within the Exercise Period.

3.9 Adjustments

If:

(a)	the Common Shares are changed into or exchanged for a different number or kind of Shares of the Company or securities of another corporation, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation;

(b)	a dividend is declared upon the Common Shares, payable in Common Shares (other than in lieu of dividends paid in the ordinary course);

(c)	the Company distributes by way of a dividend, or otherwise, to all or substantially all holders of Common Shares, property, evidences of indebtedness or Shares or other securities of the Company (other than Common Shares) or rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares or other securities or property of the Company, other than as a dividend in the ordinary course; or

(d)	there is any other change that the Board, in its sole discretion, determines equitably requires an adjustment to be made,

then, subject to any required action by the shareholders of the Company and any necessary approval of the Regulatory Authorities, any term that the Board determines requires adjustment (including the number of Common Shares subject to each outstanding Option and the number of Common Shares that have been authorized for issuance under the Plan but as to which no Options have yet been granted or that have again become available for the purposes of the Plan, the Exercise Price of each outstanding Option, as well as any other terms that the Board determines require adjustment) shall be adjusted by the Board in an appropriate and proportionate manner, and its determination shall be final, binding and conclusive. Except as the Board determines, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Common Shares subject to an Option. No fractional shares shall be issued upon the exercise of an Option and accordingly, if as a result of the adjustment, an Option Holder would become entitled to a fractional Common Share, such Option Holder shall have the right to purchase only the next lowest whole number of Common Shares and no payment or other adjustment shall be made with respect to the fractional interest so disregarded.

3.10 Vesting

(a)	The Board may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments or pursuant to a vesting schedule.

(b)	Option Certificates will disclose any vesting conditions prescribed by the Board pursuant to paragraph 3.10(a).

3.11 Personal Information Form

An Option Holder who becomes a new Insider of the Company must file a Personal Information Form or such other documents as may be required by the Regulatory Authorities.

ARTICLE 4

EXERCISE OF OPTION

4.1 Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder. An Option Holder or the Personal Representative of the Option Holder may exercise the vested portion or portions of an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Common Shares to be purchased pursuant to the exercise of the Option.

4.2 Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Common Shares purchased by the Option Holder. If the number of Common Shares in respect of which the Option was exercised is less than the number of Common Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the share certificate for the balance of the Common Shares available under the Option.

4.3 Condition of Issue

The Options and the issue of Common Shares by the Company pursuant to the exercise of Options are subject to the terms and conditions of the Plan and compliance with the rules and policies of all applicable Regulatory Authorities with respect to the granting of such Options and the issuance and distribution of such Common Shares, and to all applicable Securities Laws. The Option Holder agrees to comply with all such laws, regulations, rules and policies and agrees to furnish to the Company any information, reports or undertakings required to comply with, and to fully cooperate with, the Company in complying with such laws, regulations, rules and policies.

4.4 Taxes

The Board and the Company may take all such measures as they deem appropriate to ensure that the Company’s obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Common Shares pursuant to the Plan or the grant or exercise of Options under the Plan. Issuance of Common Shares or delivery of share certificates for Common Shares purchased pursuant to the Plan may be delayed, at the discretion of the Board, until the Board is satisfied that the applicable requirements of income tax laws and other applicable laws have been met.

ARTICLE 5

ADMINISTRATION

5.1 Administration

The Plan shall be administered by the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator or any director, officer or employee of the Company such administrative duties and powers as it may see fit.

5.2 Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

ARTICLE 6

AMENDMENT, TERMINATION AND NOTICE

6.1 Amendments

The Board may, subject to the approval of any regulatory authority whose approval is required and the approval of shareholders where required by such regulatory authority, amend the Plan or any Option at any time. Without limiting the generality of the foregoing, the Board is specifically authorized to amend the terms of the Plan or any Option without obtaining the approval of shareholders in the following circumstances, subject to any limitations that may be prescribed by the policies of the TSX from time to time:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)	to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(c)	a change to the vesting provisions of any Option or the Plan;

(d)	amendments to reflect any changes in requirements of any regulator or stock exchange to which the Company is subject;

(e)	a change to the termination provisions of an Option which does not result in an extension beyond the original term of the Option;

(f)	in the case of any Option, the substitutions and/or adjustments contemplated under paragraph 3.9 of this Plan;

(g)	the addition of a cashless exercise feature, payable in cash or securities of the Company; and

(h)	a change to the class of Eligible Persons that may participate under the Plan,

provided that, in the case of any Option, no such amendment may, without the consent of the Option Holder, materially decrease the rights or benefits accruing to such Option Holder or materially increase the obligations of such Option Holder and Disinterested Shareholder Approval is required for any reduction in the exercise price of any Option or any extension of the term of an Option if the Option Holder is an Insider at the time of the proposed amendment.

6.2 Approvals

The Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities and shareholders.

6.3 Termination

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination which shall continue to be governed by the provisions of the Plan.

6.4 Agreement

The Company and every Option awarded hereunder shall be bound by and subject to the terms and conditions of the Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of the Plan.

6.5 Notice

Any notice or other communication contemplated under the Plan to be given by the Company to an Option Holder shall be given by the Company delivering or faxing the notice to the Option Holder at the last address for the Option Holder in the Company’s records. Any such notice shall be deemed to have been given on the date on which it was delivered, or in the case of fax, the next business day after transmission. An Option Holder may, at any time, advise the Company of a change in the Option Holder’s address or fax number.

ADDENDUM TO INCENTIVE STOCK OPTION PLAN

OF EXTORRE GOLD MINES LIMITED

This Addendum shall apply to any grant of Options made on the effective date of the plan of arrangement with Exeter Resource Corporation (“Exeter”) to any holder (“Exeter Optionholder”) of options of Exeter under its incentive stock option plan, which is issued is made in accordance with the arrangement agreement dated February 5, 2010 between the Company and Exeter (the “Arrangement Agreement”).

Notwithstanding the terms of the Plan, the Option Price, Option Period and other terms applicable to Options issued to each Exeter Optionholder in accordance with and pursuant to the Arrangement Agreement, shall be modified as required to comply with the terms of the Arrangement Agreement. In addition, the Board of Directors of the Company may, in their sole discretion, waive the application of paragraph 3.4 (b), 3.4 (c) and 3.4 (d) to the extent that these provisions result in the termination of any Options to which this Addendum applies.

The Plan shall apply to a grant of Options to which this Addendum applies except insofar as the Plan is inconsistent with this Addendum. The Plan and this Addendum shall be read and construed as one document for the purposes of a grant of Options to which this Addendum applies.

SCHEDULE “A”

EXTORRE GOLD MINES LIMITED

STOCK OPTION PLAN

OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the Extorre Gold Mines Limited (the “Company”) Stock Option Plan (the “Plan”) and evidences that — is the holder (the “Option Holder”) of an option (the “Option”) to purchase up to — Common shares (the “Common Shares”) in the capital stock of the Company at a purchase price of Cdn. $— per Common Share.

Subject to the provisions of the Plan:

(a)	the Award Date of the Option is —;

(b)	the Fixed Expiry Date of the Option is —;

(c)	the vesting schedule of the Option is as follows

(i)	—;

The vested portion or portions of the Option may be exercised at any time and from time to time from and including the Award Date through to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Administrator of the Plan an Exercise Notice, in the form attached, together with this Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Common Shares in respect of which the Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan, the terms and conditions of which the Option Holder hereby expressly agrees with the Company to be bound by. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto. All terms not otherwise defined in this Certificate shall have the meanings given to them under the Plan.

Dated this — day of —.

—

Per:
Administrator, Stock Option Plan

OPTION CERTIFICATE - SCHEDULE

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1.	—; and

2.	—.

—

Per:
Administrator, Stock Option Plan

SCHEDULE “B”

EXTORRE GOLD MINES LIMITED

STOCK OPTION PLAN

EXERCISE NOTICE

TO:	The Administrator, Stock Option Plan
Extorre Gold Mines Limited (the “Company”)
Suite 1260 – 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2

The undersigned hereby irrevocably gives notice, pursuant to the Company’s Stock Option Plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the Common Shares; or

(b)	of the Common Shares;

which are the subject of the Option Certificate attached hereto.

The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to the Company in an amount equal to the aggregate Exercise Price of the aforesaid Common Shares exercised and directs the Company to issue the certificate evidencing said Common Shares in the name of the undersigned to be mailed to the undersigned at the following address:

By executing this Exercise Notice, the undersigned hereby confirms that the undersigned has read the Plan and agrees to be bound by the provisions of the Plan. All terms not otherwise defined in this Exercise Notice shall have the meanings given to them under the Plan or the attached Option Certificate.

DATED the              day of                             ,             .

Signature of Option Holder

SCHEDULE “L”

SECTIONS 237-247 OF THE BUSINESS CORPORATIONS ACT(BRITISH COLUMBIA)

Division 2 - Dissent Proceedings

237. Definitions and application - (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238(1)(g), the court orders otherwise or the resolution provides otherwise.

238. Right to dissent - (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

239. Waiver of right to dissent - (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

240. Notice of resolution - (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

241. Notice of court orders - If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

242. Notice of dissent - (1) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(a), (b), (c), (d), (e) or (f) must,

(a)	if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

243. Notice of intention to proceed - (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1)(a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

244. Completion of dissent - (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

245. Payment for notice shares - (1) A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

246. Loss of right to dissent - The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

247. Shareholders entitled to return of shares and rights - If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE “M”

GLOSSARY OF TECHNICAL TERMS

Ag - symbol used for silver in the periodic table of elements.

Alteration - any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite - a dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

As - symbol used for arsenic in the periodic table of elements.

Assaying - laboratory examination that determines the content or proportion of a specific metal (e.g. silver) contained within a sample. Technique usually involves firing/smelting.

Au - symbol used for gold in the periodic table of elements.

Breccia - a rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample - a collection of representative mineralized material whose location, geologic character and metal assay content can be determined, and then used for metallurgical or geotechnical testing purposes.

Carbon In Leach - a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold content and the gold is absorbed in the carbon. The carbon is subsequently separated from the slurry for further gold removal.

Channel Sampling - cutting a groove in a rock face or outcrop to obtain material for sampling.

Chip Sampling - taking of small pieces of rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.

Clastic - fragments of minerals and rocks that have been moved individually from their places of origin.

Cu - symbol used for copper in the periodic table of elements.

Cut-off grade - the lowest grade of mineralized material that qualifies as resource in a deposit. i.e.: contributing material of the lowest assay that is included in a resource estimate.

Diorite - an intrusive igneous rock.

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip - the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated - where minerals occur as scattered particles in the rock.

Epithermal - low temperature hydrothermal process or product.

Exploration - work involved in searching for ore, usually by drilling or driving a drift.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study - means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic - an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade - the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hg - symbol used for mercury in the periodic table of elements.

Hydrothermal - the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Ignimbrite - a felsic volcanic tuff in which the fragments were welded together as the tuff cooled.

Intrusion; Intrusive - molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer - an instrument for detecting and measuring changes in the earth’s magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more metalliferous minerals.

Net Smelter Return Royalty / NSR Royalty - a phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit - a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop - the part of a rock formation that appears at the surface of the ground.

Oxide - a compound of oxygen with another element.

Phyllic Alteration - hydrothermal alteration common in porphyry base-metal systems.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pyroclastic - produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Resource - a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation (RC) Drilling - a type of percussion drilling where hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips. The rock chips are forced to the surface using air or water forced down the outer chamber of a twin-walled drill rod and driven back to the surface through the inner chamber. The rock chips are then collected for analysis.

Rhyolite - a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling - taking a sample of rock or material in order to test and assay its mineral composition.

Sediments - Sedimentary - rocks formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silification - the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Tuff - a general term for all consolidated pyroclastic rocks.

Stockwork - a mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Vein - a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics - those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

SCHEDULE “N”

NEWCO AUDIT COMMITTEE CHARTER

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OF EXTORRE GOLD MINES LIMITED

(the “Company”)

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities. In addition to other duties that the Board may from time to time assign to it, the Audit Committee’s primary duties and responsibilities are to:

1.	Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

2.	Review recommendations made by the external auditors of the Company, report to the Board with respect thereto and with respect to external audit reports of the Company, and take any necessary actions in connection therewith.

3.	Consult with the external auditors, senior management of the Company and such other advisers as the Audit Committee may deem necessary regarding their evaluation of the adequacy of the Company’s “internal controls over financial reporting” and “disclosure controls and procedures” (as such terms are defined under applicable securities laws) or any other such regulatory body having jurisdiction over the Company, and make specific recommendations to the Board in connection therewith.

4.	Review the external audit reports of the Company and the Company’s financial statements, MD&A and if required, annual and interim earnings press releases and discuss such information with the external auditor before the Company publicly discloses this information.

5.	Be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures.

6.	Review periodically the Company’s Code of Ethics and the Company’s program to monitor compliance therewith.

7.	Review and reassess the adequacy of this Charter on an annual basis in accordance with applicable audit committee requirements of the Toronto Stock Exchange (“TSX”), the Canadian Securities Administrators (the “CSA”) and any other such regulatory body having jurisdiction over the Company.

8.	Review and evaluate at least annually its own performance and effectiveness.

Article 2 – Membership

1.	The Audit Committee shall consist of no fewer than three directors as determined by the Board.

2.	All of the members of the Audit Committee shall meet the applicable independence and experience requirements as required by any legislation applicable to the Company, including the TSX and National Instrument 52-110 Audit Committees (“NI 52-110”).

3.	The members and Chairperson of the Audit Committee shall be appointed and may be removed by the Board.

4.	Each member of the Audit Committee shall in the judgment of the Board, have the ability to read and understand the Company’s basic financial statements.

Article 3 – Meeting

1.	The Audit Committee will meet as often as it determines, but on at least a quarterly basis. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

2.	The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.

3.	The external auditors may be present at each audit committee meeting at the request of the Chairman, and be expected to comment on the financial statements in accordance with best practices.

4.	Minutes of the proceedings of all meetings will be kept.

Article 4 – Pre-Approval of Non-Audit Services

The Audit Committee will be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Company by the external auditors, subject to any exceptions provided in NI 52-110.

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

Article 5 – External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 6 – External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

1.	Be directly responsible for the appointment and compensation (subject to any necessary shareholder approval), retention and oversight of the work of the Company’s external auditors and the external auditors shall report directly to the Audit Committee.

2.	Ensure receipt of an annual formal written statement from the Company’s external auditors delineating all relationships between the external auditors and the Company and discuss with the external auditors any such relationships that may impact the objectivity and independence of the external auditors; and take appropriate action to oversee the independence of the external auditors.

3.	Assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit every seven years (with a two year time-out period after rotation), or as otherwise required by law.

4.	Set clear hiring policies for partners and employees or former partners and employees of the present and former external auditors of the Company.

5.	Be satisfied that the Company has adopted procedures to ensure proper review and oversight of all related-party transactions, as such term is defined under applicable securities laws.

6.	Review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have.

7.	Before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

8.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting.

9.	Obtain and review annually, where considered necessary, prior to the filing of the Company’s Annual Financial Statements and Annual Information Form, a report from the external auditors describing (a) all critical accounting policies and practices used or to be used in the Company’s year-end financial statements (b) all alternative treatments, related to material items, allowed within generally accepted accounting principles that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and (c) other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences, and discuss with the external auditors any material issues raised in such report.

Article 7 – Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 8 – Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish guidelines for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee will further review periodically with management these guidelines and, if appropriate, any significant complaints received, to the extent required by the TSX or the CSA. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.

Adopted: February 5, 2010